Form 10-K, Exhibit 13
period 1994-01-02
THOMAS & BETTS CORP
filed 1994-03-25
CIK 97854

                                  EXHIBIT 13
                        ANNUAL REPORT TO SHAREHOLDERS

PART I, ITEM 1 (page 27 of Annual Report)

9.   Information Relating to Operations in Different Geographic Areas

     The Corporation is engaged in the design, manufacture, and marketing of electrical and electronic connectors, components and systems. Operations are conducted in three principal areas:
     Domestic, Europe and Other International locations. Transfers between geographic areas are priced on a basis that yields an appropriate rate of return based on assets employed, risk and other factors.

     Financial Information Relating to Operations in Different
     Geographic Areas

     In thousands                   1993          1992        1991
     Sales to Unaffiliated Customers:
     Domestic                   $  815,944      $773,464    $302,185
     Europe                        164,159       186,165     179,518
     Other International            95,800        91,447      84,739
     Total                       1,075,903    $1,051,076     566,442

     Sales or Transfers Between Geographic Areas:
     Domestic                       50,303        44,806      38,237
     Europe                          4,854         3,358       3,449
     Other International             8,563         7,287       4,288
     Total                          63,720        55,451      45,974

     Earnings Before Income Taxes:
     Domestic                       60,061        45,434      30,401
     Europe                          7,525        10,159      20,475
     Other International            12,823        13,693      16,343
     Adjustments and eliminations   (1,965)          469         769
     Consolidated                   78,444        69,755      67,988

     Identifiable Assets:
     Domestic                      815,817       784,944     273,543
     Europe                        113,722       130,129     144,041
     Other International            88,181        78,495      69,548
     Corporate assets (principally
       cash and investments)       119,726       124,087     114,084
     Adjustments and eliminations   (4,264)         (592)     (1,544)
     Total                      $1,133,182    $1,117,063    $599,672

PART II, ITEM 5 (pages 17 and 29 of Annual Report)

DIVIDENDS AND RELATED SECURITY HOLDER MATTERS

     In 1993, the Corporation declared cash dividends of $2.24 per share or $42 million, representing 75 percent of earnings, compared to 82 percent in 1992. Dividends have increased 24 percent over the last five years, from $1.80 per share in 1988 to $2.24 per share in 1993. Debt covenants permit the Corporation to continue paying dividends at the current rate, with increases allowed only if the dividend payout does not exceed 50 percent of earnings. Thomas & Betts has paid dividends for 60 consecutive years. The Corporation's common stock is traded on the New York Stock Exchange. Thomas & Betts had 18,873,000 shares of common stock outstanding at January 2, 1994, held by 4,294 shareholders of record.

QUARTERLY REVIEW

Dollars in thousands
(except per share data)                   1993       1992 (1)           1991            1990           1989           1988

First Quarter
Net sales                             $267,124       $259,503       $151,099        $153,143       $137,387       $127,038
Gross profit                            90,860         86,885         61,316          65,315         60,498         59,796
Earnings before income taxes            18,886  (3)       180  (4)    20,716          22,628         22,774         22,735
Income taxes                             5,666             48          6,422           7,128          7,334          7,835
Net earnings                            14,848  (3)       132  (4)    14,294          15,500         15,440         14,900
Earnings per share (2)                     .79  (3)       .01  (4)       .84             .91            .91            .88
Cash dividends declared per share          .56            .56            .53             .50            .46            .42
Market price range                   71 3/8-63  65 1/4-55 1/4      56 1/2-45   57 3/8-47 3/4      53 1/4-46    57 1/2 - 47

Second Quarter
Net sales                             $264,756       $264,673       $140,600        $151,666       $136,175       $131,637
Gross profit                            89,407         90,453         56,393          63,706         59,915         62,207
Earnings before income taxes            17,479         20,444         17,381          21,907         20,374         24,149
Income taxes                             5,244          5,418          5,106           6,901          6,260          8,069
Net earnings                            12,235         15,026         12,275          15,006         14,114         16,080
Earnings per share (2)                     .65            .80            .72             .88            .83            .95
Cash dividends declared per share          .56            .56            .56             .53            .50            .46
Market price range                       72-62  62 1/4-54 3/4  60 7/8-52 1/2       61 1/2-52      54 1/4-46  60 3/4-51 1/4

Third Quarter
Net sales                             $268,474       $266,388       $135,641        $148,576       $131,318       $126,102
Gross profit                            90,411         95,472         53,385          62,034         56,971         57,371
Earnings before income taxes            18,858         23,103         15,071          11,179  (5)    17,958         20,775
Income taxes                             5,657          6,261          4,371           6,083          5,874          6,909
Net earnings                            13,201         16,842         10,700           5,096  (5)    12,084         13,866
Earnings per share (2)                     .70            .90            .63             .30  (5)       .71            .82
Cash dividends declared per share          .56            .56            .56             .53            .50            .46
Market price range               64 7/8-59 5/8      69-59 1/2  55 3/4-50 3/8       56-40 3/4  55 3/4-48 3/4  56 1/2-48 7/8

Fourth Quarter
Net sales                             $275,549       $260,512       $139,102        $145,646       $139,203       $129,857
Gross profit                            95,136         95,125         53,139          59,016         58,004         59,308
Earnings before income taxes            23,221         26,028         14,820          18,661         17,819         19,713
Income taxes                             6,966          7,105          3,639           5,863          5,722          5,909
Net earnings                            16,255         18,923         11,181          12,798         12,097         13,804
Earnings per share (2)                     .86           1.01            .65             .75            .71            .81
Cash dividends declared per share          .56            .56            .56             .53            .50            .46
Market price range                   62 5/8-57      69-62 1/4  58 1/8-50 5/8   47 1/4-40 1/4      52-47 1/8      51-45 3/8

(1)  Includes the results of American Electric acquired January 2, 1992.
(2)  Based on average shares outstanding in each quarter.
(3)  Includes a one-time gain of $1,628 ($.09 per share) for the cumulative effect of change in accounting for income taxes.
(4)  Includes a pre-tax charge of $15,000 ($.59 per share) for restructured operations.
(5)  Includes a pre-tax charge of $9,000 ($.43 per share) for consolidating manufacturing facilities and reducing operating expenses.
/TABLE

PART II, ITEM 6 (pages 30-31 of Annual Report)

ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
Thomas & Betts Corporation
Dollars and shares in thousands
(except per share data)                   1993         1992         1991           1990            1989             1988
Operational Data
Net sales                            $1,075,903   $1,051,076     $566,442       $599,031        $544,083         $514,634

Costs and expenses:
  Cost of sales                         710,089      683,141      342,209        348,960         308,695          275,952
  Marketing, general and administrative 225,883      215,668      130,846        136,913         130,905          129,309
  Research and development               22,564       20,969       14,961         18,543          18,350           17,531
  Provision for restructured operations       -       15,000            -          9,000               -                -

                                        958,536      934,778      488,016        513,416         457,950          422,792

Earnings from operations                117,367      116,298       78,426         85,615          86,133           91,842
Patent infringement recovery                  -            -            -              -               -                -
Other income (expense)--net             (38,923)     (46,543)     (10,438)       (11,240)         (7,208)          (4,470)

Earnings before income taxes             78,444       69,755       67,988         74,375          78,925           87,372
Income taxes                             23,533       18,832       19,538         25,975          25,190           28,722

Net earnings before cumulative effect
 of change in accounting for
 income taxes                            54,911       50,923       48,450         48,400          53,735           58,650
Cumulative effect of change in
 accounting for income taxes              1,628            -            -              -               -                -

Net earnings                         $   56,539   $   50,923   $   48,450         48,400          53,735           58,650

  Percent of sales                          5.3%         4.8%         8.6%           8.1%            9.9%            11.4%
  Return on average shareholders' equity   12.0%        12.3%        13.6%          14.1%           16.5%            19.4%

Financial Position (at year end)
Current assets                       $  489,091   $  463,463   $  334,889     $  337,136      $  331,636       $  294,675
Current liabilities                  $  205,465   $  198,659   $  152,426     $  167,103      $  158,895       $  124,335
Working capital                      $  283,626   $  264,804   $  182,463     $  170,033      $  172,741       $  170,340
Current ratio                          2.4 to 1     2.3 to 1     2.2 to 1       2.0 to 1        2.1 to 1         2.4 to 1
Property, plant and equipment--net   $  296,004   $  296,138   $  213,400     $  206,283      $  188,747       $  165,630
Long-term debt                       $  393,502   $  420,345   $   68,270     $   48,763      $   57,579       $   40,590
Shareholders' equity                 $  480,832   $  463,062   $  363,394     $  350,590      $  335,534       $  314,819
Total assets                         $1,133,182   $1,117,063   $  599,672     $  585,527      $  564,309       $  492,942

Common Stock Data
Cash dividends declared              $   42,220   $   41,948   $   37,708     $   35,601      $   33,330       $    30,536
  Percent of net earnings                    75%          82%          78%            74%             62%              52%
Per share:
  Earnings                           $     3.00 (1) $   2.72  $      2.84     $     2.84      $     3.16       $     3.46
  Cash dividends declared            $     2.24   $     2.24  $      2.21     $     2.09      $     1.96       $     1.80
  Shareholders' equity                    25.48   $    24.68  $     21.27     $    20.62      $    19.72       $    18.57
  Market price range                      72-57    69-54 3/4    60 7/8-45  61 1/2-40 1/4        55 3/4-46    60 3/4-45 3/8
Other Data:
  Capital expenditures               $   38,555   $   47,434   $   40,292     $   47,874      $   44,901       $   53,899
  Depreciation                       $   46,026   $   41,233   $   30,933     $   30,782      $   25,558       $   24,156
  Employees                               8,000        7,600        4,700          4,900           5,000            4,700
  Average shares outstanding             18,837       18,717       17,053         17,030          16,998           16,953

                                           1987         1986         1985           1984            1983
Operational Data:
Net sales                              $436,463     $385,801     $347,912       $352,232        $301,958

Costs and expenses:
  Cost of sales                         221,328      193,980      179,792        177,981         155,649
  Marketing, general and administrative 121,700      107,539       96,459         91,570          83,135
  Research and development               18,550       17,643       18,469         17,985          15,695
  Provision for restructured operations   4,995            -            -              -               -

                                        366,573      319,162      294,720        287,536         254,479

Earnings from operations                 69,890       66,639       53,192         64,696          47,479
Patent infringement recovery              5,389            -            -              -               -
Other income (expense)--net                 149          606        1,563            256            (374)

Earnings before income taxes             75,428       67,245       54,755         64,952          47,105
Income taxes                             26,928       27,030       20,493         25,241          19,350

Net earnings before cumulative effect
 of change in accounting for
 income taxes                            48,500       40,215       34,262         39,711          27,755
Cumulative effect of change in
 accounting for income taxes                  -            -            -              -               -

Net earnings                           $ 48,500     $ 40,215     $ 34,262       $ 39,711        $ 27,755

Percent of sales                           11.1%        10.4%         9.8%          11.3%            9.2%
Return on average shareholders' equity     17.8%        16.3%        15.0%          18.8%           14.1%

Financial position (at year end)
Current assets                         $259,808     $240,843     $209,659       $212,012        $184,674
Current liabilities                    $ 88,582     $ 80,721     $ 65,626       $ 67,607        $ 56,141
Working capital                        $171,226     $160,122     $144,033       $144,405        $128,533
Current ratio                          2.9 to 1     3.0 to 1     3.2 to 1       3.1 to 1        3.3 to 1
Property, plant and equipment--net     $141,936     $114,358     $100,905       $ 82,446        $ 80,527
Long-term debt                         $ 19,441     $ 16,281     $ 13,625       $ 12,679        $  5,944
Shareholders' equity                   $288,577     $257,627     $234,969       $220,483        $202,531
Total assets                           $410,087     $363,453     $319,827       $303,326        $269,473

Common stock data
Cash dividends declared                $ 26,739     $ 23,073     $ 20,665       $ 18,738        $ 16,801
  Percent of net earnings                    55%          57%          60%            47%             61%
Per share:
  Earnings                             $   2.88     $   2.40     $   2.05       $   2.38        $   1.66
  Cash dividends declared              $   1.64     $   1.48     $   1.33       $   1.21        $   1.08
  Shareholders' equity                 $  17.07     $  15.34     $  14.08       $  13.21        $  12.11
  Market price range              67 3/4-41 1/2    49 3/4-37               43 1/4-33 1/2      38-28 1/ 4    38 1/4-25 1/2
Other data:
  Capital expenditures                 $ 43,071     $ 27,832     $ 32,656       $ 19,779        $ 13,482
  Depreciation                         $ 21,561     $ 16,764     $ 15,138       $ 14,513        $ 12,184
  Employees                               4,200        4,100        3,900          3,900           3,700
  Average shares outstanding             16,865       16,747       16,689         16,712          16,716

Notes:
Includes results of American Electric acquired January 2, 1992.
Restated to include the results of Vitramon, Incorporated, acquired July 17, 1987 and accounted for as a pooling of interests.
Adjusted for a 2-for-1 stock split paid July 9, 1984.
(1)  Includes a one-time gain of $.09 per share for the cumulative effect of change in accounting for income taxes.
/TABLE

PART II, ITEM 7 (pages 16 and 17 of Annual Report)

                               FINANCIAL REVIEW

1993 vs. 1992

Net sales for the year 1993 were $1,076 million, up 2 percent from 1992. Net earnings of $56.5 million or $3.00 per share increased 11 percent from 1992. Earnings in 1993 included a one-time gain of $1.6 million or $0.09 per share for the adoption of Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." Earnings in 1992 included a pre-tax restructuring charge of $15 million, equal to $.59 per share, incurred primarily to combine the operations of American Electric and the Electrical division of the Corporation into one consolidated operation headquartered in Memphis, Tennessee. Without these two items, 1993 net earnings would have been down 11 percent from 1992.
     Economic conditions remained weak in North America for most of the year and grew weaker in Europe and the Pacific. However, the Corporation's overall sales volume was up about 5 percent from 1992, with selling prices averaging 1 percent lower and the net effect of exchange rate changes 2 percent unfavorable. Electrical division sales in 1993 were up 4 percent over 1992 due primarily to growth in sales to construction and utility markets. Electronics division sales, including Pacific region results, were up 5 percent in 1993 compared to 1992 with volume growth achieved despite weak economic conditions. Worldwide sales of ceramic chip capacitors were up 6 percent in 1993, with sales volume gains in the domestic automotive market offsetting lower pricing and the effects of weaker currencies in Europe. European division sales were down 14 percent in 1993 with lower sales volumes due to poor economic conditions in Europe and the double digit unfavorable impact of weaker currencies. In total, international sales represented 24 percent of 1993 consolidated sales compared to 26 percent in 1992.
     Gross profit margin in 1993 was 34 percent, down from 35 percent in 1992. The lower margin resulted primarily from unabsorbed overhead related to weakness in European and certain North American markets, competitive pricing pressure, and increased depreciation expense due to adoption of SFAS No. 109. Marketing, general and administrative expense represented 21.0 percent of sales in 1993 compared to 20.5 percent in 1992. Expense dollars increased 5 percent in 1993 over 1992. Research and development expense represented 2.1 percent of sales in 1993 compared to 2.0 percent in 1992.
     Other expense in 1993 decreased $7.6 million compared to 1992 due to reduced interest expense, lower amortization of intangibles, gain on the sale of idle property, and the absence of the one-time bank service charges incurred in 1992 in connection with the acquisition of American Electric. The Corporation's effective tax rate for 1993 was 30.0 percent, compared to 27.0 percent reported in 1992. The higher 1993 rate was due mainly to the alternative minimum tax credit carry forward recovered in 1992. The Corporation's return on sales was 5.3 percent in 1993 (5.1 percent without the SFAS No. 109 gain) compared to 4.8 percent in 1992 (5.9 percent without the restructuring charge). Return on average shareholders' equity was 12.0 percent in 1993 (11.7 percent without the SFAS No. 109 gain) compared to 12.3 percent in 1992 (14.8 percent excluding the restructuring charge).

1992 vs. 1991
Net sales in 1992 were $1,051 million, up 86 percent from 1991 and included sales of American Electric, acquired in January of 1992. On a pro forma basis (with 1991 results restated), sales were up 3 percent. Net earnings in 1992 increased 5 percent to $50.9 million, while earnings per share were $2.72 compared to $2.84 in 1991. Earnings in 1992 included a pre-tax restructuring charge of $15 million, equal to $.59 per share, to combine the operations of American Electric and the Corporation's former Electrical division and to consolidate certain other unrelated facilities.
     Pro forma sales volume was up about 3 percent from 1991, selling prices averaged 1 percent lower and the impact of stronger foreign currencies added 1 percent to sales. Electrical division sales in North America increased 2 percent in 1992 over pro forma 1991 due primarily to three small business acquisitions made in 1992. Sales growth in industrial construction, export, and premises wiring markets were offset by declines in the utility and telecommunications markets. Electronics division sales, including North America and the Pacific region, were down 2 percent from 1991. Net sales in Europe were down 1 percent in 1992, with lower sales volume partly offset by stronger currencies. Worldwide sales of ceramic chip capacitors gained 18 percent over 1991. With the addition of American Electric in 1992, international sales represented 26 percent of consolidated sales compared to 47 percent in 1991.
     Gross profit margin in 1992 was 35 percent compared to 40 percent reported in 1991 and 35 percent on a pro forma basis. Margins in 1992 were pressured by competitive pricing and unabsorbed manufacturing costs due to lower production in Europe and the Electronics division. Marketing, general and administrative expense represented 20.5 percent of sales in 1992, compared to 23.1 percent reported in 1991 and 21.8 percent on a pro forma basis. Research and development expense was 2.0 percent of sales compared to 2.6 percent in 1991 and 2.0 percent on a pro forma basis.
     Other expense from nonoperating items was up $36 million from 1991, due to interest and fees on increased borrowings and the amortization of additional intangibles principally from the acquisition of American Electric. The Corporation's effective tax rate for 1992 was 27.0 percent, down from 28.7 percent reported in 1991. The lower 1992 rate was due mainly to the benefit of carry forward credits relating to alternative minimum taxes. The Corporation's return on sales was 4.8 percent in 1992 (5.9 percent without the restructuring charge) compared to 8.6 percent in 1991. Return on average shareholders' equity was 12.3 percent in 1992 (14.8 percent excluding the restructuring charge) compared to 13.6 percent in 1991.

LIQUIDITY AND CAPITAL RESOURCES
In January 1992, the Corporation acquired FL Industries Holdings, Inc. ("FLIH" or "American Electric") for consideration of $436.8 million (excluding $7.3 million of debt assumed). The consideration consisted of $89.6 million (1,564,434 shares) of newly issued common stock, $17.1 million in cash and $330.1 million to retire certain long-term debt of FLIH. The Corporation entered into a revolving credit facility in December 1991 to finance this acquisition. In January 1992, the Corporation completed the sale of $125 million of 12-year debt securities through a public offering and used the proceeds to reduce borrowing under the credit facility. In May 1993, the credit facility was renegotiated and reduced further to $280 million. The renegotiated Credit Facility makes funds available for a term of four years from the renegotiation date.
The Corporation continues to fund its capital and operating needs with cash flows from operations augmented by borrowings under the credit facility and other sources.
     In 1992, the Corporation established a $175 million medium-term note program providing for the issuance of notes with maturities ranging from 9 months to 30 years. To date, the Corporation has not issued any notes pursuant to this program.
     Capital expenditures in 1993 totaled $39 million, compared to $47 million in 1992 and $40 million in 1991. These funds were used to expand manufacturing capacity, reduce costs, produce new products and increase efficiency at existing facilities. In 1993, the Corporation began a major expansion of its ceramic chip capacitor manufacturing facility in Roanoke, Virginia. In 1992, the Corporation expanded its principal warehouse facility in Byhalia, Mississippi, and completed a new manufacturing facility in Singapore. In 1991 the Corporation completed expansion of its ceramic chip capacitor manufacturing facility in Germany and constructed a new electrical/electronic manufacturing facility in Japan.
     The Corporation maintains a portfolio of marketable securities and cash equivalents in Puerto Rico, which at year-end 1993 was valued at $91.2 million. Although these investments represent currently available funds, a portion is held to obtain favorable, partially tax-exempt status on earnings generated in Puerto Rico.
     In the third quarter of 1993, the Omnibus Budget Reconciliation Act of 1993 was signed into law, increasing the corporate tax rate from 34 percent to 35 percent. While this change did not have a significant effect on the Corporation's effective tax rate, changes made by the Act to the method of determining future tax credits when doing business in Puerto Rico will reduce available tax credits by 40 percent in 1994 rising to 60 percent over the succeeding 4 years.
     With the acquisition of American Electric, the Corporation acquired certain manufacturing facilities that are currently being remediated or investigated for possible remediation under applicable environmental laws and regulations. Reserves have been provided and arrangements made with third parties to cover the costs of remediation. The Corporation believes the costs of such remediation will not be material to the Corporation's financial position.
     In the first quarter of 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," the cost of which is being amortized over the lives of the respective employees. The effects of adopting these Standards were not significant.
     In November 1992 and May 1993, the Financial Accounting Standards Board issued Statements No. 112, "Employers Accounting for Postemployment Benefits", and No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Both Statements are effective for fiscal years beginning after December 15, 1993, and neither is expected to have a significant effect on earnings.

PART II, ITEM 8 (pages 18 through 29 of Annual Report)

CONSOLIDATED BALANCE SHEET

Thomas & Betts Corporation

                                             January 2,     December 31,
                                                1994            1992
In thousands
Assets

Current Assets

Cash and cash equivalents                       $   72,509     $   41,764
Marketable securities                               31,543         56,568

Receivables, less allowance for
  doubtful accounts and cash
  discounts of $5,164 in 1993
  and $5,103 in 1992                               165,162        146,765

Inventories
  Finished goods                                    97,795         97,759
  Work in process                                   34,389         25,039
  Raw materials                                     68,118         74,074

                                                   200,302        196,872

Deferred income taxes                               13,884         15,238
Prepaid expenses                                     5,691          6,256

Total Current Assets                               489,091        463,463

Property, Plant and Equipment

Land                                                13,274         19,544
Buildings                                          137,558        130,285
Machinery and equipment                            420,443        387,731
                                                   571,275        537,560

Less accumulated depreciation                      275,271        241,422
                                                   296,004        296,138

Intangible Assets-Net                              311,059        314,298

Other Assets                                        37,028         43,164

Total Assets                                    $1,133,182     $1,117,063

See Notes to Consolidated Financial Statements

                                             January 2,     December 31,
                                                1994            1992
Liabilities and Shareholders' Equity

Current Liabilities

Short-term bank borrowings                     $   20,539     $   24,200
Current maturities of long-term debt                7,358         19,087
Accounts payable                                   81,571         65,290
Accrued liabilities                                78,637         74,873
Income taxes                                        6,791          4,702
Dividends payable                                  10,569         10,507

Total Current Liabilities                         205,465        198,659

Long-term liabilities                             393,502        420,345
Other long-term liabilities                        28,615         25,074
Deferred income taxes                              24,768          9,923

Shareholders' Equity

Common stock                                        9,463          9,403
Additional paid-in capital                        125,400        119,050
Retained earnings                                 348,597        334,278
Foreign currency translation adjustment               961          3,054
Cost of treasury stock                             (3,589)        (2,723)

Total Shareholders' Equity                         480,832       463,062

Total Liabilities and Shareholders' Equity      $1,133,182    $1,117,063

CONSOLIDATED STATEMENT OF EARNINGS

Thomas & Betts Corporation

                                         1993        1992       1991
In thousands (except per share data)
Net Sales                            $1,075,903  $1,051,076$  566,442

Costs and Expenses

Cost of sales                           710,089     683,141   342,209
Marketing, general and administrative   225,883     215,668   130,846
Research and development                 22,564      20,969    14,961
Provision for restructured operations         -      15,000         -
                                        958,536     934,778   488,016

Earnings from operations                117,367     116,298    78,426

Other expense-net                        38,923      46,543    10,438

Earnings before income taxes             78,444      69,755    67,988
Income taxes                             23,533      18,832    19,538

Earnings before cumulative effect
  of change in accounting for
  income taxes                           54,911      50,923    48,450

Cumulative effect of change in
  accounting for income taxes             1,628           -         -

Net earnings                         $   56,539 $    50,923$   48,450

Share Data
Earnings before cumulative effect
  of change in accounting for
  income taxes                       $     2.91  $     2.72$     2.84

Cumulative effect of change in
  accounting for income taxes       .09            -             -


Earnings per share                   $     3.00   $    2.72$     2.84


Cash dividends declared per share    $     2.24  $     2.24 $    2.21
Average shares outstanding               18,837      18,717    17,053

See Notes to Consolidated Financial Statements
/TABLE

CONSOLIDATED STATEMENT OF CASH FLOWS

Thomas & Betts Corporation

(In thousands)                                                   1993          1992       1991

Cash Flows From Operating Activities
Net earnings                                                 $   56,539      $ 50,923   $ 48,450
Adjustments:
  Depreciation and amortization                    57,906        54,731        35,087
  Cumulative effect of change in accounting
    for income tax                                               (1,628)            -   -
  Changes in assets and liabilities,
    excluding acquisitions:
     Receivables                                                (20,297)          648    4,918
     Inventories                                                 (6,131)        4,498    7,296
     Accounts payable                                            16,732         7,403   (6,486)
     Accrued liabilities                                          1,048        (7,676)  (6,293)
  Other                                                           4,396           404    (10,218)
Net cash provided by operating activities         108,565       110,931        72,754

Cash Flows From Investing Activities
Purchases of property, plant and equipment        (38,555)      (47,434)      (40,292)
Purchases of businesses                                   -                  (357,793)  (1)  -
Proceeds from sale of property, plant and equipment10,519        28,915   (2)   1,307
Marketable securities acquired                    (22,486)      (37,131)      (13,537)
Proceeds from matured marketable securities        50,219        12,065        12,947
Other                                                            (1,280)       (1,299)       (228)

Net cash used in investing activities              (1,583)     (402,677)      (39,803)

Cash Flows From Financing Activities
Increase (decrease) in borrowings with original
  maturities less than 90 days                      2,181        (5,046)       (6,562)
Proceeds from long-term debt and other borrowings  27,447       455,928        90,157
Repayment of long-term debt and other borrowings                (70,295)     (140,213)  (63,332)
Stock options exercised                                           4,082         3,232    1,969
Cash dividends paid                                             (42,158)      (41,007)   (37,153)

Net cash (used in) provided by financing activities   (78,743)                272,894    (14,921)

Effect of Exchange Rate Changes on Cash             2,506           893           865
Net increase (decrease) in cash and cash equivalents 30,745                   (17,959)  18,895
Cash and cash equivalents - beginning of year                    41,764        59,723     40,828

Cash and cash equivalents - end of year        $   72,509      $ 41,764       $59,723

(1)  Excludes $89.6 million, the value of common stock issued to purchase American Electric.
(2)  Includes $22.7 million received for the sale and partial leaseback of the
     Corporation's principal executive office facility.
See Notes to Consolidated Financial Statements
/TABLE

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Thomas & Betts Corporation

                                                               Additional                 Cumulative
                                               Common Stock      Paid-In    Retained     Translation        Treasury Stock
In thousands (except per share data)        Shares     Amount    Capital    Earnings      Adjustment      Shares      Amount
Balance at December 31, 1990                17,091     $8,546    $24,936    $314,561         $6,749         (89)    $(4,202)

Net earnings                                     -          -          -      48,450              -           -           -
Dividends declared ($2.21 per share)             -          -          -     (37,708)             -           -           -
Stock options and incentive awards               1          1       (738)          -              -          78       3,643
Translation adjustments, net of
   income taxes of $435                          -          -          -           -           (844)          -           -

Balance at December 31, 1991                17,092      8,547     24,198     325,303          5,905         (11)       (559)

Net earnings                                     -          -          -      50,923              -           -           -
Dividends declared ($2.24 per share)             -          -          -     (41,948)             -           -           -
Stock options and incentive awards             150         74      6,597           -              -         (32)     (2,164)
Business acquisitions                        1,564        782     88,255           -              -           -           -
Translation adjustments, net of
   income taxes of $1,468                        -          -          -           -         (2,851)          -           -

Balance at December 31, 1992                18,806      9,403    119,050     334,278          3,054         (43)     (2,723)

Net earnings                                     -          -          -      56,539              -           -           -
Dividends declared ($2.24 per share)             -          -          -     (42,220)             -           -           -
Stock options and incentive awards             120         60      6,350           -              -         (10)       (866)
Translation adjustments, net of
   income taxes of $1,059                        -          -          -           -         (2,093)          -           -

Balance at January 2, 1994                  18,926     $9,463   $125,400    $348,597           $961         (53)    $(3,589)

Preferred Stock:    Authorized 500,000 shares without par value.  To date none of these shares has been issued.
Common Stock:  Authorized 40,000,000 shares, par value $.50 per share.

See Notes to Consolidated Financial Statements
/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries, all wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year
Beginning in 1993, the Corporation prospectively changed its financial reporting year from a calendar year to a fiscal year consisting of 52 and 53 weeks ending on the Sunday closest to the end of the calendar year. Results for 1993 are for the 52 weeks ended January 2, 1994.

Marketable Securities
Marketable securities are carried at cost. At January 2, 1994, the market value of these securities exceeded their cost by approximately $2.8 million.

Foreign Exchange Contracts
The Corporation enters into foreign exchange contracts to reduce its exposure on certain foreign exchange transactions. Gains and losses on these contracts are intended to offset losses and gains on the transactions being hedged.
     At January 2, 1994 and at December 31, 1992, the Corporation had outstanding contracts to sell approximately $36 million of principally European currencies for U.S. dollars and to buy the equivalent of $5.6 million and $2.5 million, respectively, of European currencies, all maturing within 90 days. Additional contracts were held to sell $2.4 million and $4.4 million, respectively, of European currencies maturing at various dates through 1995. The recorded value of these foreign currency contracts approximated their fair value at January 2, 1994.

Inventories
Inventories are stated at lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for most domestic inventories, and the first-in, first-out (FIFO) method for other inventories.
     Inventories valued using the LIFO method represented approximately 60 percent of total inventories at January 2, 1994 and December 31, 1992. The LIFO values of inventories held at January 2, 1994 approximated their current values.
     Effective January 1, 1992, the Corporation changed the method of valuing certain of its domestic electrical inventories from the FIFO to the LIFO method. The effect of this change on the results of operations was not significant.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Expenditures for maintenance and repair are charged to costs and expenses as incurred. Significant renewals and betterments that extend the lives of assets are capitalized. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets which range principally from 10 to 25 years for land improvements, 10 to 45 years for buildings, and 3 to 15 years for machinery and equipment.

Intangible Assets
Intangible assets consist principally of the excess of cost over the fair value of net assets acquired in business combinations accounted for as purchases. These assets are being amortized on a straight-line basis over periods of 5 to 40 years.
     As of January 2, 1994 and December 31, 1992, accumulated amortization of intangible assets was $29,336,000 and $27,852,000, respectively.

Income Taxes
Effective January 1, 1993, the Corporation changed from the deferred method of accounting for income taxes under APB Opinion No. 11, to the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Prior years' financial statements have not been restated. SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under this method, the Corporation provides deferred income taxes to record temporary differences determined by applying enacted statutory tax rates applicable to future years, to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred taxes are not provided on undistributed net earnings of foreign subsidiaries, approximately $12,000,000 at January 2, 1994, to the extent that those earnings are expected to be permanently reinvested in the subsidiaries. It is estimated that taxes ultimately payable on the distribution of these earnings would not be significant.

Earnings per Share
Earnings per share is computed by dividing net earnings by the weighted average shares of common stock outstanding during the year. The effect on earnings per share resulting from the assumed exercise of outstanding options is not material.

Cash Flow Information
Cash equivalents consist of investments with maturities at date of purchase of less than 90 days that have a low risk of change in value due to interest rate changes. Foreign currency cash flows have been converted to U.S. dollars at appropriately weighted average exchange rates or the exchange rates in effect at the time of the cash flows, where determinable.
     Net cash provided by operating activities for the years 1993, 1992 and 1991, respectively, reflect cash payments for interest of $29,900,000, $27,575,000, and $13,038,000, respectively, and income taxes of $14,024,000, $25,447,000, and $24,261,000, respectively.

2.   Acquisitions

On January 2, 1992, the Corporation acquired FL Industries Holdings, Inc. ("FLIH" or "American Electric") for consideration of $436.8 million. The consideration consisted of $89.6 million (1,564,434 shares) of newly issued common stock, $17.1 million in cash and $330.1 million to retire certain long-term debt of FLIH. The acquisition has been accounted for using the purchase method of accounting and therefore the accompanying financial statements include the accounts of FLIH since the date of acquisition.
     If the acquisition had occurred on January 1, 1991, management estimates that on an unaudited pro forma basis, net sales, net earnings and earnings per share would have been $1,023 million, $28 million and $1.51, respectively, for the year ended December 31, 1991.
     Other acquisitions accounted for as purchase transactions in 1993 and 1992 totaled $3 million and $13 million, respectively.

3.   Income Taxes

Effective January 1, 1993, the Corporation adopted the provisions of SFAS No. 109 "Accounting for Income Taxes." Prior years were not restated. The cumulative effect of this change was a credit to earnings of $1,628,000.

The components of earnings before income taxes are as follows:

     In thousands                               1993     1992        1991

     Domestic                                $63,176   $52,380     $35,793
     Foreign                                  15,268    17,375      32,195

          Total                              $78,444   $69,755     $67,988

     The components of income tax expense are as follows:

     In thousands                              1993      1992        1991

     Current
       Federal                                $8,722   $10,560     $ 7,744
       Foreign                                 6,915     8,271      12,052
       State and local                         2,500     1,200         600

          Total current                       18,137    20,031      20,396

     Deferred
       Federal                                 5,612    (1,444)       (845)
       Foreign                                  (216)      245         (13)

          Total deferred                       5,396    (1,199)       (858)

                                             $23,533   $18,832     $19,538

     The reconciliation between the Federal statutory tax rate and the Corporation's effective tax rate is as follows:

                                         1993        1992       1991

     Federal statutory tax rate          35.0%       34.0%      34.0%
     Increase (reduction)
       resulting from:
       State tax--net of Federal
          tax benefit                     2.1         1.1         .6
       Partially tax-exempt
          income                        (14.1)      (13.9)     (10.5)
       Goodwill and other
          deductions                      4.7         5.6         .4
       Losses providing no current
          tax benefit                       -         3.3         .9
       Taxes in excess of the U.S.
          tax rate on foreign earnings     .7          .5        1.3
       Alternative Minimum Tax              -        (3.8)       1.7
       Change in valuation allowance       .9           -          -
       Other                               .7          .2         .3

       Effective tax rate                30.0%       27.0%      28.7%

          Under SFAS No. 109, as a result of legislation enacted in 1993 increasing the Corporate tax rate from 34% to 35%, the Corporation was required to increase its U.S. deferred tax assets and liabilities. The net effect of this change was not material.

     The components of the Corporation's net deferred tax liability at January 2, 1994 were:



In thousands

     Deferred tax assets:
       Accrued liabilities and reserves                    $ 19,239
       Accrued employee benefits                              8,241
       Foreign tax credits and loss carry forwards           10,602
       Other                                                  4,130
       Valuation allowance                                  (10,602)
       Net deferred tax assets                               31,610

     Deferred tax liabilities:
       Property, plant and equipment                         (32,020)
       Other                                                 (10,474)
       Total deferred tax liabilities                        (42,494)
       Net deferred tax liability                            $10,884

     Under SFAS No. 109, the value of certain assets and liabilities acquired in the January 2, 1992 acquisition of American Electric were adjusted to reflect gross fair values rather than the net of tax values previously recorded. This revaluation will increase depreciation expense by $2.8 million each year and decrease tax expense by an offsetting amount over the lives of the assets.

          The net change in the valuation allowance for deferred tax assets was an increase of $915,000 in 1993. The change relates to loss carry forwards recorded and recovered in 1993. Income taxes currently payable for 1993 were reduced by $876,000 through utilization of loss carry forwards. Of the $10,602,000 of foreign tax credits and carry forwards available, $263,000 will expire in 1997.

4.  Long-Term Debt

     The Corporation's long-term debt at January 2, 1994 and December 31, 1992 is as follows:

                                            January 2, December 31,
     In thousands                              1994        1992
     Revolving credit facility with
       a weighted average interest
       rate of 3.43% (1)                      $ 55,000     $150,000
     Other borrowings with
       a weighted average interest
       rate of 3.65% (1) (2)                   126,000       74,000
     Notes payable:
       5.10%, due February 23, 1996             20,000            -
       8.76%, due April 1993                         -       11,000
       8.25%, due January 2004                 124,230      124,154
     International borrowings with
       a weighted average interest
       rate of 7.08% at January 2,
       1994, due through 2005.                  45,676       50,890
     Industrial revenue bonds with a
       weighted average interest rate
       of 2.55%, due from 2001-2005             22,505       22,505

     Other                                       7,449        6,883
                                               400,860      439,432
     Less current portion                        7,358       19,087
                                              $393,502     $420,345

(1) Several interest rate swaps and caps act to the benefit of the Corporation if interest rates increase. The Corporation receives interest on $25 million at the one-month LIBOR rate in exchange for 7.50% through March 1997; interest on $25 million at the three-month LIBOR rate in exchange for 5.30% through June 1994; interest on $25 million at the three-month LIBOR rate in exchange for 7.092% through April 1997; interest on $25 million at the three-month LIBOR rate in exchange for 3.985% through September 1995; and interest on $25 million at the six-month LIBOR rate in exchange for 4.485% through December 1996.

(2) Committed credit available under the revolving credit facility provides the ability to refinance this debt on a long-term basis.

     Principal payments on long-term debt due in the five years subsequent to January 2, 1994, are $7,358,000, $5,294,000, $39,283,000,
$185,008,000, and $3,891,000, respectively.
     In May 1993, the Corporation renegotiated its revolving term credit facility. The facility was voluntarily reduced in size from $300 million to $280 million. This revised facility makes funds available for a term of four years from the renegotiation date. The Corporation has the option, at the time of drawing funds under the facility, of selecting an interest rate based on a number of benchmarks including LIBOR, the certificate of deposit rate and the prime rate of Morgan Guaranty Trust Company. This credit facility includes covenants, among which are limitations on the amount of future indebtedness and the
maintenance of certain financial ratios.      Dividends are permitted to
continue at the current rate and may be increased, provided the dividend payout does not exceed 50 percent of earnings.
     In January 1992, the Corporation completed the sale of $125 million of 12-year debt securities through a public offering. The net proceeds from this sale were used to reduce bank debt incurred to finance the acquisition of FLIH.
     Based on the latest quoted price prior to January 2, 1994, the market value of the 12-year debt securities due 2004 was $12.1 million over carrying value. The carrying value of all other long-term debt approximated fair value. Based on current quotes at January 2, 1994, the payment required to settle interest rate swap and cap agreements was $4.2 million.

5.   Stock Option and Incentive Plans

The Corporation has stock option plans that provide for the purchase of the Corporation's common stock by key employees of the Corporation and its subsidiaries. Under the 1980, 1985 and 1990 stock option plans, no further options may be granted and remaining options outstanding are exercisable at various dates until 1999. In 1993, the shareholders of the Corporation approved the Management Stock Ownership Plan (1993
MSOP). This plan provides that for each calendar year up to 1-1/4% of the issued and outstanding Common Stock of the Corporation shall be available for issuance as grants or awards. This plan provides for granting stock options at a price equal to the fair market value on the date of grant, with a term not to exceed ten years.
     Following is a summary of the option transactions for the years 1991, 1992 and 1993:

                                                        Average
                                                       Per Share
                                           Shares     Option Price

     Balance at December 31, 1990         563,881        $47.26

     Granted                              140,250         56.38
     Exercised                            (83,176)        36.64
     Terminated                           (30,831)        54.54

     Balance at December 31, 1991         590,124         50.54

     Granted                              147,300         59.94
     Exercised                           (149,678)        43.23
     Terminated                           (36,694)        57.44

     Balance at December 31, 1992         551,052         54.58

     Granted                              151,625         69.55
     Exercised                           (120,133)        51.81
     Terminated                            (8,975)        66.41

     Balance at January 2, 1994           573,569         58.94

     Exercisable at
       January 2, 1994                    427,819        $55.32

     At January 2, 1994, a total of 1,111,725 shares was reserved for issuance under stock options already granted or available for future grant.
The Corporation's 1988 Restricted Stock Incentive Plan provided for the issuance of common stock as incentive compensation to key employees.
The awards are subject to certain restrictions, including one that provides for full vesting if the recipient remains in the employ of the Corporation three years after receipt of the award. The value of the awards is deductible by the Corporation as compensation expense. Shares plus cash payments for federal and state taxes awarded under this plan were 19,077 shares plus $460,000 in 1993, 17,315 shares plus $354,000 in
1992, and 16,806 shares plus $262,000 in 1991.

The Corporation's 1988 Restricted Stock Incentive Plan expired on April 1, 1993 and was replaced with the 1993 MSOP. No restricted stock awards were granted under the 1993 MSOP during the year.

The Corporation has a Restricted Stock Plan for Nonemployee Directors, under which each director receives 100 restricted shares of common stock annually for a full year of service. These shares remain restricted during the director's term. Shares issued under this plan were 942 shares in 1993 and 1,000 shares in 1992.

6.   Postretirement Benefits

The Corporation and its subsidiaries have several noncontributory pension plans covering substantially all employees. These plans generally provide pension benefits that are based on compensation levels and years of service. The Corporation's funding policy for qualified U.S. plans is to contribute amounts sufficient to maintain a benefit-security ratio (fair value of plan assets over accumulated benefit obligation) of at least 125 percent. The funding policy for non-U.S. plans is to conform to government laws and regulations. Plan assets are primarily invested in equity securities, fixed income securities, cash equivalents and real estate.
     Net periodic pension cost for 1993, 1992 and 1991 for the Corporation's defined benefit pension plans included the following components:

In thousands                           1993          1992      1991
Service cost--benefits earned during
  the period                           $5,317     $  5,113   $ 3,446
Interest cost on projected benefit
  obligation                            9,627        9,242     6,284
Actual return on assets               (10,470)      (9,976)  (14,249)
Net amortization and deferral          (2,529)      (2,493)    3,415
  Net periodic pension cost (income)   $1,945     $  1,886   $(1,104)


          Assumptions used in developing the net periodic pension cost were:

                                 U.S. Plans         Non-U.S. Plans
                              1993  1992  1991     1993  1992 1991

Discount rate                 8.0%  8.5%  9.0%     8.2%  8.7% 8.3%
Rate of increase in
  compensation level          5.5%  6.0%  6.5%     6.0%  6.6% 6.3%
Expected long-term rate of
  return on plan assets       8.5%  8.5%  8.5%     8.9%  9.3% 9.2%

Non-U.S. rates are weighted averages.

The following table sets forth the funded status of the Corporation's defined benefit plans as of December 1, 1993 and 1992 and amounts recognized in the Corporation's balance sheet:

                                             January 2, December 31,
     In thousands                               1994        1992
     Actuarial present value of projected
       benefits based on employment service
       to date and present pay levels:
          Vested employees                              $119,800       $ 99,758
          Non-vested employees              5,216          5,560

          Accumulated benefit obligation  125,016        105,318

          Additional amounts related to
            projected pay increases        10,359         14,559
     Projected benefit obligation         135,375        119,877
     Plan assets at fair value            147,278        143,614

     Plan assets in excess of projected
       benefit obligation                                 11,903         23,737
     Unrecognized transition assets        (9,270)       (10,165)
     Unrecognized net gain                                (1,916)       (13,200)
     Unrecognized prior service cost        2,635          2,096
     Prepaid pension cost (included in
       other assets in the balance sheet)$  3,352       $  2,468

     The above table includes plans with accumulated benefit obligations exceeding plan assets by $3,258,000 at January 2, 1994 and $4,816,000 at December 31, 1992.

     The present value of projected benefits for U.S. plans for December 1, 1993 was determined using a discount rate of 7.5% and an assumed rate of increase in compensation of 5.0%.

     In 1993 the Corporation implemented a non-qualified supplemental pension plan covering certain key executives, which provides for benefit payments in addition to those subject to the limitations of income tax regulations. The projected benefit obligation relating to this unfunded plan was $7,695,000 at January 2, 1994. Pension expense for this plan was $1,284,000 in 1993.

     The Corporation also sponsors defined contribution 401(K) savings plans for its U.S. employees where the Corporation's contributions are based on a percentage of employee contributions. The cost of these plans was $2,800,000 in 1993, $2,400,000 in 1992, and $1,700,000 in
1991.

     Other pension costs, primarily for non-U.S. defined contribution plans and plans of insignificant size, amounted to $900,000 in 1993, $800,000 in 1992 and $1,100,000 in 1991.

     Effective January 1, 1993, the Corporation adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement required changing from a cash to an accrual basis in accounting for retiree health and life insurance costs.

     The Corporation provides certain health care and life insurance benefits to retired employees and certain active employees who meet age and length of service requirements. The Corporation is recognizing the estimated current liability for these benefits over the lives of the individuals covered. Adoption of this Standard did not have a significant effect on earnings and cash flows when compared to the "pay-as-you-go" method previously used. The Corporation is not funding this liability.

     The net periodic cost for postretirement health care and life insurance benefits in 1993 includes the following components:

Net Periodic Cost (in thousands)
Service cost-benefits earned during the period                     36
Interest cost on accumulated benefit                            1,151
Amortization of transition obligation (over 13-17 years)        1,035
     Net cost                                                   2,222

     The following table shows the Corporation's accumulated postretirement benefit obligation in total and the amount recognized in the balance sheet at January 2, 1994.

Accumulated Postretirement Benefit Obligation  (in thousands)
Retirees                                                      18,545
Fully eligible active participants                               525
Other active participants                                      2,171
     Total                                                    21,241
Unrecognized transition liability                            (19,236)
Unrecognized net loss                                         (1,766)
     Accrued postretirement benefit costs                        239

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. An increase in the cost of covered health care benefits of 14% for employees under age 65 and 10% for those over 65 was assumed for the fiscal year 1993. This rate was assumed to decrease incrementally to 6.0% after fifteen years and to remain at that level thereafter. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $1.9 million at January 2, 1994 and the net periodic cost by $0.3 million for the year then ended.

     Prior to adoption of SFAS No. 106, postretirement health care and life insurance benefits paid were $2.1 million in 1992 and $2.4 million in 1991.

7.   Commitments

The Corporation and its subsidiaries are parties to various leases relating to plants, warehouses, office facilities, automobiles, and other equipment, principally data processing. All leases expire prior to the year 2022. Real estate taxes, insurance, and maintenance expenses are normally obligations of the Corporation. It is expected that in the normal course of business the majority of the leases will be renewed or replaced by other leases. The Corporation has certain capitalized leases consisting principally of leases for warehouses and equipment. At January 2, 1994 and December 31, 1992, net property,
plant and equipment include   $9.3 million and $10.6 million,
respectively, for capital leases.
     Future minimum payments under capital and noncancelable operating leases consisted of the following at January 2, 1994:

In thousands                                             Capital Operating

1994                                                     $  3,316$ 14,260
1995                                                        1,741   9,835
1996                                                          7096,023
1997                                                          4595,065
1998                                                          4373,563
Thereafter                                                  4,399  23,854

Total minimum lease payments                               11,061$ 62,600
Less amounts representing interest           2,205
Present value of future minimum lease payments           $  8,856

     Rent expense for operating leases was $21,579,000 in 1993, $20,071,000 in 1992, and $11,946,000 in 1991.

8.   Other Financial Data

     The 1992 provision of $15 million for restructured operations included charges primarily to combine the operations of American Electric (acquired January 2, 1992) and the Electrical Division of the Corporation into one consolidated operation and to consolidate certain other unrelated facilities.

     Other expense--net consists of the following:


     In thousands                        1993        1992      1991

     Investment income                $  4,840    $  5,874  $  6,500
     Interest expense                  (30,247)    (33,405)  (12,376)
     Amortization of intangibles       (11,780)    (13,498)   (4,154)
     Net currency losses                  (813)     (1,072)     (603)
     Other                                (923)     (4,442)      195

                                      $(38,923)   $(46,543) $(10,438)

          Accrued liabilities include salaries, fringe benefits, and other compensation amounting to $24,124,000 in 1993 and $22,060,000 in 1992.

9.   Information Relating to Operations in Different Geographic Areas

     The Corporation is engaged in the design, manufacture, and marketing of electrical and electronic connectors, components and systems. Operations are conducted in three principal areas:
     Domestic, Europe and Other International locations. Transfers between geographic areas are priced on a basis that yields an appropriate rate of return based on assets employed, risk and other factors.

     Financial Information Relating to Operations in Different
     Geographic Areas

     In thousands                       1993        1992      1991

     Sales to Unaffiliated Customers:
     Domestic                       $  815,944    $773,464  $302,185
     Europe                            164,159     186,165   179,518
     Other International                95,800      91,447    84,739
     Total                           1,075,903  $1,051,076   566,442

     Sales or Transfers Between Geographic Areas:
     Domestic                           50,303      44,806    38,237
     Europe                              4,854       3,358     3,449
     Other International                 8,563       7,287     4,288
     Total                              63,720      55,451    45,974

     Earnings Before Income Taxes:
     Domestic                           60,061      45,434    30,401
     Europe                              7,525      10,159    20,475
     Other International                12,823      13,693    16,343
     Adjustments and eliminations       (1,965)        469       769
     Consolidated                       78,444      69,755    67,988

     Identifiable Assets:
     Domestic                          815,817     784,944   273,543
     Europe                            113,722     130,129   144,041
     Other International                88,181      78,495    69,548
     Corporate assets (principally
       cash and investments)           119,726     124,087   114,084
     Adjustments and eliminations       (4,264)       (592)   (1,544)
     Total                          $1,133,182  $1,117,063  $599,672

COMPANY REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Thomas & Betts Corporation:

The accompanying financial statements, as well as all financial data in this annual report, have been prepared by the Corporation in accordance with generally accepted accounting principles consistently applied. As such, they include certain amounts that are based on the Corporation's estimates and judgments. The Corporation has systems of internal control that are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets and that assets are safeguarded against loss from unauthorized use or disposition. These systems are augmented by the positive attitude of management in maintaining a sound control environment, communication of established written policies and procedures, the maintenance of a qualified internal auditing group, the selection and training of qualified personnel, and an organizational structure that provides appropriate delegation of authority, segregation of duties, and regular review of financial performance by management.
In addition to our systems of internal control, additional safeguards are provided by our independent auditors and the Audit Committee of our Board of Directors. The independent auditors, whose report is set forth opposite, perform an objective, independent audit of our financial statements taken as a whole. The Audit Committee, composed entirely of outside directors, meets periodically with our independent auditors, director of internal auditing, and members of management to review matters relating to the quality of financial reporting and internal accounting control, and the nature, extent and results of audit efforts.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Thomas & Betts Corporation:

We have audited the consolidated balance sheets of Thomas & Betts Corporation and subsidiaries as of January 2, 1994 and December 31, 1992, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended January 2, 1994. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation and subsidiaries at January 2, 1994 and December 31, 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended January 2, 1994, in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK

Short Hills, New Jersey
February 3, 1994


(See Part II, Item 5 above for Quarterly Review (page 29 of Annual
Report))