Form 10-K, Exhibit 13
THOMAS & BETTS CORP
filed 1995-03-31
CIK 97854

                                EXHIBIT 13
                       ANNUAL REPORT TO SHAREHOLDERS
PART I, ITEM 1 (page 31 of Annual Report)

9.   Information Relating to Operations in Different
     Geographic Areas
     The Corporation is engaged in the design, manufacture, and marketing of electrical and electronic connectors, components and accessories. Operations are conducted in three principal areas:
Domestic, Europe and Other International locations. Transfers between geographic areas are priced on a basis that yields an appropriate rate of return based on assets employed, risk and other factors.

Financial Information Relating to Operations in Different Geographic
Areas

In thousands                         1994       1993         1992
Sales to Unaffiliated Customers:
Domestic                         $  844,066   $761,053     $728,916
Europe                              113,173    105,666      123,219
Other International                 118,926     90,790       87,413
Total                             1,076,165 $  957,509      939,548

Sales or Transfers Between Geographic Areas:
Domestic                             45,074     43,146       38,265
Europe                                5,285      3,600        2,202
Other International                  12,615      8,563        7,287
Total                                62,974     55,309       47,754

*Earnings Before Income Taxes:
Domestic                             (6,789)    48,882       35,469
Europe                               (2,318)       923        3,468
Other International                  11,178     12,307       13,863
Adjustments and eliminations         (1,577)    (2,170)         183
Earnings from continuing operations
  before income taxes                   494     59,942       52,983

Identifiable Assets:
Domestic                            787,180    771,120      749,978
Europe                               72,066     69,645       81,883
Other International                 149,513     85,069       75,029
Corporate assets (principally
  cash and investments)             205,147    131,631      130,596
Assets of discontinued operations         -     81,098       82,241
Adjustments and eliminations         (5,694)    (5,381)      (2,664)
Total                            $1,208,212 $1,133,182   $1,117,063

* Fiscal 1994 Domestic, European, and other foreign earnings includes a restructuring charge and write-down of previously vacated facilities of $75.3, $12.2 and $2.2 million, respectively.

PART II, ITEM 5 (pages 20 and 33-35 of Annual Report)

DIVIDENDS AND RELATED SECURITY HOLDER MATTERS

     In 1994, the Corporation declared cash dividends of $2.24 per share or $43 million. These dividends represented 64 percent of net earnings compared to 75 percent of net earnings in 1993. Debt covenants permit the Corporation to continue paying dividends at the current rate, with increases allowed only if the dividend payout does not exceed 50 percent of earnings. Thomas & Betts has paid dividends for 61 consecutive years. The Corporation's common stock is traded on the New York Stock Exchange. Thomas & Betts had 19,605,000 shares of common stock outstanding at January 1, 1995, held by 3,978 shareholders of record.

QUARTERLY REVIEW


Dollars in thousands
(except per share data)              1994        1993              1992          1991            1990          1989
First Quarter
Net sales                         $248,262     $235,193         $231,439       $123,856        $128,304     $118,646
Gross profit                        81,276       80,882           78,756         53,003          56,595       54,565
Earnings (loss) from continuing
   operations                       10,264       10,040           (2,427)(2)     11,608          12,416       13,789
Net Earnings                        13,877       14,848(1)           132 (2)     14,294          15,500       15,440
Earnings (loss) per share -
   continuing operations               .54          .53             (.13)(2)        .68             .73          .81
Earnings per share                     .73          .79(1)           .01 (2)        .84             .91          .91
Cash dividends declared per share      .56          .56              .56            .53             .50          .46
Market price range               68-58 1/8    71 3/8 - 63 65 1/4 - 55 1/4   56 1/2 - 45 57 3/8 - 47 3/4  53 1/4 - 46

Second Quarter
Net sales                         $261,707     $234,061         $238,283       $117,571        $129,201     $119,627
Gross profit                        88,913       79,871           83,253         49,549          55,873       55,002
Earnings (loss) from continuing
   operations                       12,772        9,362           13,157         10,255          11,924       13,093
Net Earnings                        16,100       12,235           15,026         12,275          15,006       14,114
Earnings (loss) per share -
   continuing operations               .67          .50              .70            .60             .70          .77
Earnings per share                     .84          .65              .80            .72             .88          .83
Cash dividends declared per share      .56          .56              .56            .56             .53          .50
Market price range           65 7/8-61 1/4        72-62    62 1/4-54 3/4  60 7/8-52 1/2       61 1/2-52    54 1/4-46


Third Quarter
Net sales                         $277,407     $240,918         $237,823       $113,346        $124,935     $113,365
Gross profit                        92,747       82,128           86,598         47,435          55,004       51,939
Earnings (loss) from continuing
   operations                      (40,715)      10,816           14,193          9,215           1,003(3)    11,286
Net Earnings                        18,277 (4)   13,201           16,842         10,700           5,096(3)    12,084
Earnings (loss) per share -
   continuing operations             (2.11)         .57              .76            .54             .06(3)       .66
Earnings per share                     .94 (4)      .70              .90            .63             .30(3)       .71
Cash dividends declared per share      .56          .56              .56            .56             .53          .50
Market price range           68 1/4-60 7/8   64 7/8-59 5/8     69-59 1/2  55 3/4-50 3/8       56-40 3/4  55 3/4-48 3/4

Fourth Quarter
Net sales                         $288,789     $247,337         $232,003       $116,785        $124,220     $118,843
Gross profit                       102,365       86,051           85,424         46,655          52,847       51,224
Earnings (loss) from continuing
   operations                       19,566       13,371           15,657          9,434          11,467       10,397
Net Earnings                        19,566       16,255           18,923         11,181          12,798       12,097
Earnings (loss) per share -
   continuing operations              1.00          .71              .84            .56             .67          .62
Earnings per share                    1.00          .86             1.01            .65             .75          .71
Cash dividends declared per share      .56          .56              .56            .56             .53          .50
Market price range           71 1/4-65 1/8    62 5/8-57        69-62 1/4  58 1/8-50 5/8   47 1/4-40 1/4    52-47 1/8

Restated to reflect Vitramon Division as a discontinued operation (sold July, 1994).
Includes the results of American Electric from January 2, 1992 (date acquired).
Per share amounts based on average shares outstanding in each quarter.
(1)  Includes a one-time gain of $1,628 ($.09 per share) for the cumulative effect of change in accounting for income taxes.
(2)  Includes a pre-tax charge of $15,000 ($.59 per share) for restructured operations.
(3)  Includes a pre-tax charge of $9,000 ($.43 per share) for consolidating manufacturing facilities and reducing operating expenses.
(4)  Includes a pre-tax gain from the sale of Vitramon of $99,075, a pre-tax charge of $79,011 for restructuring, and a pre-
tax operating write-down of $10,632 for previously vacated facilities.

PART II, ITEM 6 (pages 34-35 of Annual Report)

ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA
Thomas & Betts Corporation

Dollars and shares in thousands
(except per share data)                 1994          1993          1992            1991           1990        1989
Operational Data
Net sales                            $1,076,165    $  957,509    $  939,548       $471,558      $506,660    $470,481

Costs and expenses:
  Cost of sales                         710,864       628,577       605,517        274,916       286,341     257,751
  Marketing, general and administrative 229,897       211,430       201,818        118,028       124,553     120,441
  Research and development               20,787        18,664        17,368         12,499        16,613      16,764
  Amortization of intangibles            11,040        11,780        13,498          4,154         4,106       3,075
  Provision for restructured operations  79,011             -        15,000              -         9,000           -

                                      1,051,599       870,451       853,201        409,597       440,613     398,031

Earnings from operations                 24,566        87,058        86,347         61,961        66,047      72,450
Other income (expense)--net             (24,072)      (27,116)      (33,364)        (6,496)       (9,925)     (1,590)

Earnings from continuing operations
   before income taxes                      494        59,942        52,983         55,465        56,122      70,860
Income taxes                             (1,393)       16,353        12,403         14,953        19,312      22,295

Earnings from continuing operations
  before cumulative effect of change
  in accounting for income taxes          1,887        43,589        40,580         40,512        36,810      48,565
Percent of sales                            0.2%          4.6%          4.3%           8.6%          7.3%       10.3%
Earnings from discontinued operations
  net of income tax expense               7,350        11,322        10,343          7,938        11,590       5,170
Gain on sale of discontinued operations,
  net of income tax expense of $40,492   58,583             -             -              -             -           -
Earnings before cumulative effect of
  change in accounting for income tax    67,820        54,911        50,923         48,450        48,400      53,735
Cumulative effect of change in accounting
  for income taxes                            -         1,628             -              -             -           -

Net earnings                         $   67,820 (1)$   56,539    $   50,923       $ 48,450      $ 48,400    $ 53,735

  Percent of sales                          6.3%          5.9%          5.4%          10.3%          9.6%       11.4%
  Return on average shareholders' equity   13.1%         12.0%         12.3%          13.6%         14.1%       16.5%

Financial Position (at year end):
Current assets                       $  533,993    $  489,091    $  463,463       $334,889      $337,136    $331,636
Current liabilities                  $  280,344    $  205,465    $  198,659       $152,426      $167,103    $158,895
Working capital                      $  253,649    $  283,626    $  264,804       $182,463      $170,033    $172,741
Current ratio                          1.9 to 1      2.4 to 1      2.3 to 1       2.2 to 1      2.0 to 1    2.1 to 1
Property, plant and equipment--net   $  275,525    $  296,004    $  296,138       $213,400      $206,283    $188,747
Long-term debt                       $  319,519    $  393,502    $  420,345       $ 68,270      $ 48,763    $ 57,579
Shareholders' equity                 $  553,043    $  480,832    $  463,062       $363,394      $350,590    $335,534
Total assets                         $1,208,212    $1,133,182    $1,117,063       $599,672      $585,527    $564,309
Common Stock Data:
Cash dividends declared              $   43,406    $   42,220    $   41,948       $ 37,708      $ 35,601    $ 33,330
  Percent of net earnings                    64%           75%           82%            78%           74%         62%
Per share:
  Continuing operations              $      .10    $     2.31    $     2.17       $   2.38      $   2.16    $   2.86
  Net earnings                       $     3.51 (1)$     3.00    $     2.72       $   2.84      $   2.84    $   3.16
  Cash dividends declared            $     2.24    $     2.24    $     2.24       $   2.21      $   2.09    $   1.96
  Shareholders' equity               $    28.65    $    25.48    $    24.68       $  21.27      $  20.62    $  19.72
  Market price range              71 1/4-58 1/8       72 - 57   69 - 54 3/4    60 7/8 - 45  61 1/2-40 1/4  55 3/4-46
Other Data:
  Capital expenditures               $   66,906    $   38,555    $   47,434       $ 40,292      $ 47,874    $ 44,901
  Depreciation                       $   46,558    $   46,126    $   41,233       $ 30,993      $ 30,782    $ 25,558
  Employees                               7,400         8,000         7,600          4,700         4,900       5,000
  Average shares outstanding             19,304        18,837        18,717         17,053        17,030      16,998

ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA (continued)
Thomas & Betts Corporation

Dollars and shares in thousands
(except per share data)                                  1988           1987           1986          1985        1984
Operational Data
Net sales                                            $446,899       $380,773       $347,400      $318,000    $322,400

Costs and expenses:
  Cost of sales                                       233,194        187,358        169,290       158,921     157,896
  Marketing, general and administrative               118,257        110,806         99,795        90,591      85,418
  Research and development                             15,929         17,082         16,589        17,574      16,990
  Amortization of intangibles                           2,627            283            273           269         257
  Provision for restructured operations                     -          4,995              -             -           -

                                                      370,007        320,524        285,947       267,355     260,561

Earnings from operations                               76,892         60,249         61,453        50,645      61,839
Other income (expense)--net                              (889)         5,870          1,869         2,336       2,306

Earnings from continuing operations
  before income taxes                                  76,003         66,119         63,322        52,981      64,145
Income taxes                                           24,267         23,229         25,322        19,581      25,145

Earnings from continuing operations
  before cumulative effect of change in
  accounting for income taxes                           51,736        42,890         38,000        33,400      39,000
Percent of sales                                         11.6%         11.3%          10.9%         10.5%       12.1%
Earnings from discontinued operations
  net of income tax expense                             6,914          5,610          2,215           862         711
Gain on sale of discontinued operations,
  net of income tax expense of $40,492                      -              -              -             -           -
Earnings before cumulative effect of
  change in accounting for income tax                  58,650         48,500         40,215        34,262      39,711
Cumulative effect of change in accounting
  for income taxes                                          -              -              -             -           -

Net earnings                                         $ 58,650       $ 48,500       $ 40,215      $ 34,262    $ 39,711

  Percent of sales                                       13.1%         12.7%          11.6%         10.8%       12.3%
  Return on average shareholders' equity                 19.4%         17.8%          16.3%         15.0%       18.8%

Financial Position (at year end):
Current assets                                       $294,675       $259,808       $240,843      $209,659    $212,012
Current liabilities                                  $124,335       $ 88,582       $ 80,721      $ 65,626    $ 67,607
Working capital                                      $170,340       $171,226       $160,122      $144,033    $144,405
Current ratio                                        2.4 to 1       2.9 to 1       3.0 to 1      3.2 to 1    3.1 to 1
Property, plant and equipment--net                   $165,630       $141,936       $114,358      $100,905    $ 82,446
Long-term debt                                       $ 40,590       $ 19,441       $ 16,281      $ 13,625    $ 12,679
Shareholders' equity                                 $314,819       $288,577       $257,627      $234,969    $220,483
Total assets                                         $492,942       $410,087       $363,453      $319,827    $303,326
Common Stock Data:
Cash dividends declared                              $ 30,536       $ 26,739       $ 23,073      $ 20,665    $ 18,738
  Percent of net earnings                                  52%           55%            57%           60%         47%
Per share:
  Continuing operations                              $   3.05       $   2.54       $   2.27      $   2.00    $   2.33
  Net earnings                                       $   3.46       $   2.88       $   2.40      $   2.05    $   2.38
  Cash dividends declared                            $   1.80       $   1.64       $   1.48      $   1.33    $   1.21
  Shareholders' equity                               $  18.57       $  17.07       $  15.34      $  14.08    $  13.21
  Market price range                             60 3/4-45 3/8 67 3/4-41 1/2      49 3/4-37 43 1/4-33 1/2   38-28 1/4
Other Data:
  Capital expenditures                               $ 53,899       $ 43,071       $ 27,832      $ 32,656    $ 19,779
  Depreciation                                       $ 24,156       $ 21,561       $ 16,764      $ 15,138    $ 14,513
  Employees                                             4,700          4,200          4,100         3,900       3,900
  Average shares outstanding                           16,953         16,865         16,747        16,689      16,712

Notes:
Includes results of American Electric from January 2, 1992 (date acquired).
Restated to include the results of Vitramon Division as a discontinued operation (sold July, 1994).
(1) Includes a pre-tax gain from the sale of Vitramon of $99,075, a pre-tax charge $79,011 for restructuring, and a pre-
tax operating write-down of $10,632 for previously vacated facilities.
/TABLE

PART II, ITEM 7 (pages 18, 19 and 20 of Annual Report)
                             FINANCIAL REVIEW
1994 vs. 1993
Net sales from continuing operations for the year 1994 were a record $1.076 billion, up 12 percent from $958 million in 1993. Net earnings for 1994 were up 20 percent to a record $67.8 million or $3.51 per share compared to $56.5 million, or $3.00 per share in 1993. Net earnings for 1994 included a pre-tax gain of $99 million from the sale of Vitramon operations (which has been accounted for as a discontinued operation), a $79 million restructuring charge, and other facilities related operating charges of $11 million. These actions all occurred in the third quarter and were offsetting on an after-tax basis. Earnings from continuing operations for 1994 were $1.9 million or $0.10 per share compared to $43.6 million or $2.31 per share in 1993, with 1994 results including the restructuring and facilities related operating charges and excluding the gain from the sale of Vitramon.
    The 12 percent increase in sales for 1994 was primarily the result of additional sales volume, with overall pricing and currency effects not being significant. Of the total volume increase, half was attributable to 1994 business acquisitions.
    North American electrical sales for 1994 were up 14 percent over 1993, with half of the increase due to acquisitions. Continued strength throughout the year in most electrical markets, particularly the construction market, was a major factor in the increase in sales of core products. Demand for heating products was also strong, while sales to utility, lighting and consumer markets were flat to down slightly from last year.
    Electronics sales for 1994 were up 7 percent over 1993, with strong results in the fourth quarter. Gains were experienced in all North American markets and were due to increased volume, while net gains in the Pacific Region were primarily due to currency translation.
    European sales improved for the first time in several years, as the economy there began to recover. Sales were up 7 percent over the prior year, with 14 percent volume growth and slightly stronger currency offsetting the effects of lower pricing. Total international sales from continuing operations represented 22 percent of consolidated sales in 1994 and 21 percent in 1993.
    Consolidated gross margin on continuing operations was 33.9 percent, down from 34.4 percent in 1993 due to a $3.8 million facilities related charge taken in the third quarter. Otherwise, gross margin as a percent of sales would have remained the same as 1993, with the positive effect of cost reductions in Electronics and improved overhead absorption in Europe offsetting certain price reductions made in non-U.S. markets. The Corporation expects that increases in base commodity prices for materials used in production will rise in 1995 to levels well above those experienced in the past two years; however, these increases are expected to be recovered through higher selling prices and productivity improvements.
    Marketing, general and administrative expenses for the year included a $6.8 million facilities related charge taken in the third quarter of 1994. Including that charge, these expenses were 21.4 percent of sales compared to 22.1 percent in 1993, and without the charge were 20.7 percent of sales. The reduction was the result of administrative cost savings achieved in part by consolidating headquarters and office operations into Memphis, Tennessee. Research and development expense increased 11 percent and represented 1.9 percent of sales in both 1994 and 1993.
    Other expense was reduced by $3 million, due principally to lower net interest expense on reduced borrowings made possible in part by the sale of Vitramon. Partially offsetting lower net interest expense was a $1.5 million foreign currency exchange loss recorded in the fourth quarter on the Corporation's Mexico operations as a result of the peso devaluation.
    The Corporation's effective tax rate on continuing operations for 1994 was a negative 282.0 percent compared to 27.3 percent for 1993. The negative tax rate in 1994 results primarily from the tax benefits associated from continuing operations (as Vitramon had no Puerto Rico operations). In absolute dollar terms, however, this benefit decreased in 1994 compared to 1993 due to recent tax law changes. No further significant reduction of Puerto Rican tax benefits are expected to occur as a result of these changes. The effective tax rate on earnings from discontinued operations exceeded the statutory tax rate primarily due to higher tax rates which applied to Vitramon's foreign operations. The effective tax rate on the gain from the sale of discontinued operations exceeded the statutory rate primarily as the result of state taxes on the gain.
    The Corporation's return on sales from continuing operations was 0.2 percent in 1994 compared to 4.6 percent in 1993. Net earnings as a percent of sales were 6.3 percent in 1994 and 5.9 percent in 1993. Return on average shareholders' equity was 13.1 percent compared to 12.0 percent in 1993.
1993 vs. 1992
Net sales for the year 1993 were $958 million, up 2 percent from 1992. Net earnings in 1993 of $56.5 million or $3.00 per share increased 11 percent from 1992. Net earnings in 1993 included a one-time gain of $1.6 million or $0.09 per share for the adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Earnings from continuing operations in 1993 were $43.6 million, up 7 percent from 1992. Earnings in 1992 included a pre-tax restructuring charge of $15 million, equal to $.59 per share, incurred primarily to combine the operations of American Electric and the domestic Electrical operations of the Corporation into one consolidated operation headquartered in Memphis, Tennessee. Without these two items, earnings from continuing operations in 1993 would have been down 16 percent.
    Economic conditions remained weak in North America and grew weaker in Europe and the Pacific Region. However, the Corporation's overall volume in 1993 was up about 3 percent from 1992, with average selling prices remaining unchanged, and a 1 percent unfavorable net effect of exchange rate changes.
    Electrical sales for 1993 were up 4 percent over 1992, due primarily to growth in sales to construction and utility markets. Electronics sales, including Pacific Region results, were up 5 percent in 1993 compared to 1992, with volume growth achieved despite weak economic conditions. European sales were down 14 percent in 1993 with lower sales volumes due to poor economic conditions in Europe and the double digit unfavorable impact of weaker currencies.
    Gross profit margin in 1993 was 34.4 percent, down from 35.6 percent in 1992. Lower margin resulted primarily from unabsorbed overhead related to weakness in European and certain North American markets, competitive pricing pressure, and increased depreciation expense due to adoption of SFAS No. 109. Marketing, general and administrative expense represented 22.1 percent of sales in 1993 compared to 21.5 percent in 1992; expense dollars increased 5 percent year over year. Research and development expense represented 1.9 percent of sales in 1993, up from 1.8 percent in 1992.
    Other expense in 1993 decreased $6.2 million compared to 1992 due to reduced interest expense, gain on sale of idle property, and the absence of one-time bank service charges incurred in 1992 in connection with the acquisition of American Electric. The Corporation's effective tax rate on continuing operations for 1993 was 27.3 percent, compared to 23.4 percent for 1992. The 1993 higher rate was due mainly to the alternative minimum tax credit carry forwards taken in 1992 and lower relative tax exempt income in 1993. The effective tax rate on earnings from discontinued operations exceeded the statutory tax rate primarily due to higher tax rates which applied to Vitramon's foreign operations. The Corporation's return on sales from continuing operations was 4.6 percent in 1993 compared to
4.3 percent in 1992 (5.5 percent without the restructuring charge). Return on average shareholders' equity was 12.0 percent in 1993 compared to 12.3 percent in 1992.
Liquidity and Capital Resources
The Corporation's consolidated balance sheet account activity in 1994 was significant due to the disposition of Vitramon (see Note 4 to the consolidated financial statements), the establishment of restructuring reserves, and the acquisitions made during the year. Net changes in the operating assets and liabilities in the 1994 Consolidated Statement of Cash Flows have been adjusted to show only the changes associated with continuing operations. Receivables increased in line with the 1994 sales growth and to support acquired product lines. Inventories also grew to support increased business activity. While anticipated facility restructurings called for some temporary increases in inventory, it also allowed for $7.6 million in inventory disposals. The higher level of payables at year-end reflects increased fourth quarter manufacturing activity, including increases to support acquired product lines, and an improvement in vendor terms. The increase in deferred taxes is due principally to future tax benefits associated with the restructuring and facilities related charges.
    In the three years 1992 through 1994, the Corporation generated $350 million in cash from operating activities. The Corporation believes it will continue to fund its capital and operating needs with cash flows from operations, augmented by borrowings available under its revolving credit facility, anticipated increases in the facility, and from other sources.
    In 1992, the Corporation established a $175 million medium-term note program providing for the issuance of notes with maturities ranging from 9 months to 30 years. To date, the Corporation has not issued any notes pursuant to this program. Restructuring
In the third quarter of 1994, after a thorough review of its operations and changing market conditions, the Corporation initiated several major actions to optimize operations and improve future profitability. The approved actions resulted in a $79 million restructuring charge, recorded in the third quarter, to consolidate and realign manufacturing facilities, operations and service processes, to provide for the discontinuance of certain products, and to reduce its overhead structure. The restructuring will impact the Corporation's operations in North America (82% of the total charge), Europe (15%), and the Far East (3%) and will include the closure of approximately 1.4 million square feet of production and warehouse capacity. Concurrently, the Corporation will add approximately 1.1 million square feet of production and warehouse capacity.
    The $79 million for restructuring includes non-cash charges of $40 million related principally to impairment of carrying values of plant, equipment, and inventory which will no longer be used and which relate to facilities to be closed or realigned and products to be discontinued. Approximately $25 million of the non-cash charges is for property and equipment and $15 million for inventories. In the fourth quarter of 1994, the Corporation disposed of $16 million of these assets, $8 million of equipment and $8 million of inventory. Of the $39 million of cash charges, approximately $16 million has been provided for severance benefits and other employee termination costs, $14 million for on-going carrying costs and environmental clean-up of facilities to be closed, and $9 million for other related costs. In the fourth quarter of 1994, $3.5 million of cash was spent, principally for personnel relocation. An additional $22.5 million is expected to be spent of 1995 and $13 million of spending related to environmental clean-up and carrying costs for closed facilities is expected to be spent after 1995.
    Capital spending of $25 million for projects relating to the restructuring effort and $6 million of cash implementation expenses are planned over the next two years. The Corporation believes that these actions will result in depreciation, amortization, labor and overhead savings of approximately $8 million in 1995 and over $20 million annually in subsequent years.
    In 1992, the Corporation provided $15 million for restructuring operations, primarily to combine the operations of American Electric (acquired January, 1992) and the domestic Electrical operations of the Corporation into one consolidated operation and to consolidate certain other unrelated facilities. These actions have been completed and no significant unspent amounts or obligations remain.
Divestitures
In July, the Corporation sold its multilayer ceramic chip capacitor subsidiary, Vitramon, Incorporated, for $184 million in cash ($144.7 million after tax payments) and realized a $58.6 million after-tax gain. The results of this discontinued operation are more fully described in Note 4 to the consolidated financial statements.
Acquisitions and Investments
During 1994, the Corporation made four acquisitions. Three were purchases from Eaton Corporation involving primarily inventories and equipment. In January certain circuit protection products were purchased; in August, Commander Electrical Products, Inc., a Canadian metal outlet box and fittings business was purchased; and in November a U.S. non-metallic electrical outlet box business was purchased. Separately, in February the Corporation purchased certain assets from Anford Inc. in Canada relating to the manufacture and sale of cable tray. The total purchase price of these acquisitions was $72.8 million. The Corporation has also agreed to purchase the assets of Anchor Electric in the first quarter of 1995 for approximately $3 million.
    In August of 1994, the Corporation completed the purchase of a minority interest (approximately 29%) in Leviton Manufacturing Co., Inc., the leading U.S. manufacturer of wiring devices, for cash of $25.6 million and common stock having a market value of $25 million.
    In January 1992, the Corporation acquired FL Industries Holdings, Inc. ("American Electric") for $436.8 million, consisting of $89.6 million (1,564,434 shares) of newly issued common stock, $17.1 million in cash and $330.1 million to retire certain long-term debt.
    Other acquisitions accounted for as purchase transactions in 1993 and 1992 totaled $3 million and $13 million, respectively. Capital Spending
Capital expenditures for continuing operations in 1994 totaled $59 million, compared to $28 million in 1993 and $38 million in 1992. The largest portion of 1993 and 1994 capital funds was used to expand manufacturing capacity, reduce costs, produce new products, and increase efficiency in keeping with the Corporation's strategic focus on core businesses and product lines. In 1994, the Corporation began refurbishment of a newly leased manufacturing facility in Jonesboro, Arkansas, completed a second expansion of its Mississippi warehouse facility, completed the refurbishment and equipment upgrade initiated in 1993 at a newly leased facility in Nevada to provide additional warehouse capacity in the West, and began construction of a new northeast warehouse facility outside Montreal Canada. In 1992, the Corporation completed the first expansion of its principal warehouse facility in Mississippi, and completed a new manufacturing facility in Singapore.
Environmental Matters
The Corporation believes it is substantially in compliance with all applicable environmental laws and regulations. The Corporation believes the costs of maintaining or coming into compliance with such laws and regulations will not be material to the Corporation's financial statements.
    With the acquisition of American Electric in 1992, the Corporation became the owner of certain manufacturing facilities that were being remediated or could potentially require remediation. As part of the acquisition, reserves were provided and arrangements made with third parties to cover the costs of compliance and remediation. In 1994 an additional $7 million was provided for potential environmental remediation of a planned facility closing, and recorded as part of the restructuring. The Corporation paid $684,000, $862,000 and $240,000 for remediation and corrective matters for the years 1994, 1993 and 1992, respectively, with payments for Superfund related matters being less than $150,000 in any year. It is the Corporation's policy to accrue future remediation expenses to the extent known and determinable.
Other Matters
The Corporation has a policy of managing its foreign currency and interest rate risk by entering into foreign exchange contracts and interest rate swap and cap agreements as explained in Note 1 of the consolidated financial statements and does not trade in these instruments for speculative purposes.
    The Corporation maintains a portfolio of marketable securities and cash equivalents in Puerto Rico, which at year-end 1994 was valued at $102 million. Although these investments represent currently available funds, a portion of these are held to obtain favorable, partially tax-exempt status on earnings generated in Puerto Rico.
    In the first quarter of 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and No. 112, "Employer's Accounting for Postemployment Benefits." In the first quarter of 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The effects of adopting these Standards were not significant.
Dividends and Related Security Holder Matters
In 1994, the Corporation declared cash dividends of $2.24 per share or $43 million. These dividends represented 64 percent of net earnings compared to 75 percent of net earnings in 1993.
Debt covenants permit the Corporation to continue paying dividends at the current rate, with increases allowed only if the dividend payout does not exceed 50 percent of earnings. Thomas & Betts has paid dividends for 61 consecutive years. The Corporation's common stock is traded on the New York Stock Exchange. Thomas & Betts had 19,605,000 shares of common stock outstanding at January 1, 1995, held by 3,978 shareholders of record.

PART II, ITEM 8 (pages 18 through 29 of Annual Report)

CONSOLIDATED BALANCE SHEET
Thomas & Betts Corporation

                                            January 1, January 2,
In thousands                                   1995     1994
Assets
Current Assets
Cash and cash equivalents                  $   69,671  $   72,509
Marketable securities                          52,569      31,543
Receivables, less allowance for
  doubtful accounts and cash
  discounts of $4,556 in 1994
  and $5,292 in 1993                          168,077     165,162
Inventory                                     198,422     200,302
Deferred income taxes                          40,059      13,884
Prepaid expenses                                5,195       5,691

Total Current Assets                          533,993     489,091

Property, Plant and Equipment
Land                                            9,549      13,274
Buildings                                     110,435     137,558
Machinery and equipment                       427,115     420,443
                                              547,099     571,275
Less accumulated depreciation                 271,574     275,271
                                              275,525     296,004
Intangible Assets-Net                         323,228     311,059

Investments and Other Assets                   75,466      37,028

Total Assets                               $1,208,212  $1,133,182

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank borrowings                 $   15,355 $   20,539
Current maturities of long-term debt            3,304      7,358
Accounts payable                              118,052     81,571
Accrued liabilities                           116,875     78,637
Income taxes                                   15,779      6,791
Dividends payable                              10,979     10,569
Total Current Liabilities                     280,344    205,465

Long-Term Liabilities
Long-term debt                                319,519    393,502
Other long-term liabilities                    40,408     28,615
Deferred income taxes                          14,898     24,768
Shareholders' Equity
Common stock                                    9,822      9,463
Additional paid-in capital                    169,291    125,400
Retained earnings                             373,011    348,597
Unrealized gain on marketable securities          867          -
Foreign currency translation adjustment         2,661        961
Cost of treasury stock                         (2,609)    (3,589)
Total Shareholders' Equity                    553,043    480,832

Total Liabilities and Shareholders' Equity $1,208,212 $1,133,182

See Notes to Consolidated Financial Statements
/TABLE

CONSOLIDATED STATEMENT OF EARNINGS
Thomas & Betts Corporation

In thousands
(except per share data)                   1994     1993   1992
Net Sales                           $1,076,165 $957,509  $939,548

Costs and Expenses
Cost of sales                          710,864  628,577   605,517
Marketing, general and administrative  229,897  211,430   201,818
Research and development                20,787   18,664    17,368
Amortization of intangibles             11,040   11,780    13,498
Provision for restructured operations   79,011        -    15,000
                                     1,051,599  870,451   853,201
Earnings from operations                24,566   87,058    86,347
Other expense-net                       24,072   27,116    33,364

Earnings from continuing operations
   before income taxes                     494   59,942    52,983
Income taxes (benefit)                  (1,393)  16,353    12,403

Earnings from continuing operations
  before cumulative effect of change
  in accounting for income taxes         1,887   43,589    40,580
Earnings from discontinued operations,
  net of income tax expense of
  $4,628 for 1994, $7,180 for 1993
  and $6,429 for 1992                    7,350   11,322    10,343
Gain on sale of discontinued
  operations, net of income tax
  expense of $40,492                    58,583        -         -

Earnings before cumulative effect
  of change in accounting for
  income taxes                          67,820   54,911    50,923
Cumulative effect of change in
  accounting for income taxes                -    1,628         -
Net Earnings                         $  67,820 $ 56,539  $ 50,923
Share Data
Earnings from continuing operations
  before cumulative effect of change
  in accounting for income taxes         $0.10    $2.31     $2.17
Earnings from discontinued operations     0.38     0.60      0.55
Gain on sale of discontinued operations   3.03        -         -
Earnings before cumulative effect
  of change in accounting for
  income taxes                            3.51     2.91      2.72
Cumulative effect of change in
  accounting for income taxes                -     0.09         -
Earnings per share                       $3.51    $3.00     $2.72
Cash dividends declared per share        $2.24    $2.24    $ 2.24
Average shares outstanding              19,304   18,837    18,717

See Notes to Consolidated Financial Statements
/TABLE

CONSOLIDATED STATEMENT OF CASH FLOWS
Thomas & Betts Corporation
In thousands                                            1994        1993       1992
Cash Flows From Operating Activities
Earnings from continuing operations                  $   1,887    $ 43,589    $ 40,580
Adjustments:
  Depreciation and amortization                         53,532      48,998      46,722
  Provision for restructured operations                 79,011           -           -
  Provision for facilities related operating charges    10,632           -           -
  Deferred income taxes                                (38,498)      6,108      (1,103)
  Changes in operating assets and liabilities, net:
     Receivables                                       (13,617)    (18,791)      1,888
     Inventories                                       (20,740)     (5,321)      6,529
     Accounts payable                                   38,637      17,286       5,890
     Accrued liabilities                                 2,095         419      (8,139)
     Income taxes payable                                7,934       3,643      (4,069)
  Cash from discontinued operations                      7,606      18,766      16,068
  Other                                                  1,751      (6,132)      6,565
Net cash provided by operating activities              130,230     108,565     110,931

Cash Flows From Investing Activities
Proceeds from sale of Vitramon, net of tax             144,700           -           -
Purchases of and investments in businesses             (84,084)          -    (357,793)
Purchases of property, plant and equipment             (59,109)    (28,044)    (38,232)
Net investments in discontinued operations              (7,781)    (10,473)     (9,111)
Proceeds from sale of property, plant and equipment      6,057      10,481      28,824  (1)
Marketable securities acquired                         (30,509)    (22,486)    (37,131)
Proceeds from matured marketable securities             19,292      50,219      12,065
Other                                                    1,733      (1,280)     (1,299)

Net cash provided by (used in) investing activities     (9,701)     (1,583)   (402,677)

Cash Flows From Financing Activities
Increase (decrease) in borrowings with original
  maturities less than 90 days                          (9,543)      2,181      (5,046)
Proceeds from long-term debt and other borrowings       43,998      27,447     455,928
Repayment of long-term debt and other borrowings      (119,942)    (70,295)   (140,213)
Stock options exercised                                  4,116       4,082       3,232
Cash dividends paid                                    (42,996)    (42,158)    (41,007)
Net cash provided by (used in) financing activities   (124,367)    (78,743)    272,894

Effect of Exchange Rate Changes on Cash                  1,000       2,506         893

Net increase (decrease) in cash and cash equivalents    (2,838)     30,745     (17,959)
Cash and cash equivalents - beginning of year           72,509      41,764      59,723
Cash and cash equivalents - end of year              $  69,671   $  72,509   $  41,764

Cash payments for interest                           $  27,027   $  29,900   $  27,575
Cash payments for taxes                              $  70,561   $  14,024   $  25,447
Common stock issued for acquisitions                 $  39,283           -   $  89,037

(1)  Includes $22.7 million received for the sale and partial leaseback of the Corporation's principal executive office facility.
See Notes to Consolidated Financial Statements.
/TABLE

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Thomas & Betts Corporation
                                                                           Unrecognized
                                                                             Gain
                                       Additional                           (Loss) on   Cumulative
In thousands                           Common Stock    Paid-In   Retained  Marketable   Translation   Treasury Stock
(except per share data)              Shares   Amount  Capital    Earnings  Securities   Adjustment    Shares   Amount
Balance at December 31, 1991         17,092  $ 8,547  $ 24,198  $ 325,303  $    -         $ 5,905       (11)   $ (559)

Net earnings                              -        -         -     50,923       -               -         -         -
Dividends declared ($2.24 per share)      -        -         -    (41,948)      -               -         -         -
Stock options and
Business acquisitions                 1,564      782    88,255          -       -               -         -         -
Translation adjustments, net of
   taxes of $1,468                        -        -         -          -       -          (2,851)        -         -

Balance at December 31, 1992         18,806    9,403   119,050    334,278       -           3,054       (43)   (2,723)

Net earnings                              -        -         -     56,539       -               -         -         -
Dividends declared ($2.24 per share)      -        -         -    (42,220)      -               -         -         -
Stock options and incentive awards      120       60     6,350          -       -               -       (10)     (866)
Translation adjustments, net of
   taxes of $1,059                        -        -         -          -       -          (2,093)        -         -

Balance at January 2, 1994           18,926    9,463   125,400    348,597       -             961       (53)   (3,589)

Net earnings                              -        -         -     67,820       -               -         -         -
Unrealized gain upon adoption of SFAS
   115, net of taxes of $839              -        -         -          -   1,556               -         -         -
Change since adoption, net of
   taxes of ($344)                        -        -         -          -    (689)              -         -         -
Dividends declared ($2.24 per share)      -        -         -    (43,406)      -               -         -         -
Stock options and incentive awards       95       47     4,920          -       -               -        14       980
Business acquisition and investments    623      312    38,971          -       -               -         -         -
Translation adjustments, net of
   taxes of $915                          -        -         -          -       -           1,700 (1)     -         -

Balance at January 1, 1995         $ 19,644   $9,822  $169,291   $373,011 $   867         $ 2,661       (39)  $(2,609)

Preferred Stock:   Authorized 500,000 shares without par value.  To date none of these shares have been issued.
Common Stock:   Authorized 40,000,000 shares, par value $.50 per share.

(1) Net of $1,950 transferred to gain on sale of investments in foreign entities.

See Notes to Consolidated Financial Statements
/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries, all wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation. The Corporation uses the equity method of accounting for its 29 percent ownership interest in Leviton Manufacturing Co., Inc.

Fiscal Year
Beginning in 1993 the Corporation prospectively changed its financial reporting year from a calendar year to a fiscal year consisting of 52 and 53 weeks ending on the Sunday closest to the end of the calendar year. Results for 1994 and 1993 are for the 52 weeks ended January 1, 1995 and January 2, 1994, respectively.

Marketable Securities
Effective January 3, 1994, the Corporation adopted the Statement of Financial Accounting Standards No. 115, and changed from accounting for its marketable securities on an amortized cost basis to a fair market value basis. See Note 7.

Foreign Exchange
The Corporation becomes exposed to exchange rate risk when its U.S. and non-U.S. subsidiaries enter into transactions denominated in currencies other than their functional currency. The Corporation enters into foreign exchange contracts to hedge, where possible, this risk. As exchange rates change, gains and losses recorded on the exposed transactions are offset by those on the hedging contracts. Both the exposed transactions and the hedging contracts are marked to market monthly with gains and losses included in earnings. A high correlation is maintained between the transactions and the hedges to minimize currency risk, and the high creditworthiness of the counterparties to the hedging contracts (financial institutions having at least an A credit rating) minimizes non-performance risk. The Corporation does not enter into foreign exchange contracts for trading purposes.
     At January 1, 1995 and January 2, 1994, the Corporation had outstanding contracts to sell $69.5 million and $36.4 million, respectively, of principally Canadian and European currencies for U.S. dollars and to buy the equivalent of $4.6 million and $5.6 million, respectively, of European currencies, all maturing within 90 days. Additional contracts were held to sell 1.8 million pounds sterling at January 1, 1995 and January 2, 1994 and to buy 1.8 million pounds sterling at January 1, 1995, all maturing in November 1995.
     At January 1, 1995 the Corporation's Mexico operations had an unhedged liability of 3.8 million U.S. dollars and Singapore operations had an unhedged liability of 300 million Japanese yen.

Inventories
Inventories are stated at lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for most domestic inventories, and the first-in, first-out (FIFO) method for other inventories.
     Inventories valued using the LIFO method represented approximately 73 percent of total inventories at January 1, 1995
and 60 percent at January 2, 1994.   The LIFO values of
inventories held at January 1, 1995 approximated their current values.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Expenditures for maintenance and repair are charged to costs and expenses as incurred. Significant renewals and betterments that extend the lives of assets are capitalized. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets which range principally from 10 to 30 years for land improvements, 10 to 45 years for buildings, and 3 to 15 years for machinery and equipment.

Intangible Assets
Intangible assets consist principally of the excess of cost over the fair value of net assets acquired in business combinations accounted for as purchases. These assets are being amortized on a straight-line basis over periods of 15 to 40 years. The recoverability of goodwill is re-evaluated when business events and circumstances warrant based on projections of related undiscounted operating earnings.
     As of January 1, 1995 and January 2, 1994 accumulated amortization of intangible assets was $40,510,000 and $29,336,000, respectively.
     A reclassification of amortization of intangibles has been made in all prior years' financial statements to conform to the 1994 presentation. This reclassification had no effect on earnings in any year.

Income Taxes
Effective January 1, 1993, the Corporation changed from the deferred method of accounting for income taxes under APB Opinion No. 11, to the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Prior years' financial statements have not been restated. SFAS 109 requires the asset and liability method of accounting for income taxes. This method recognizes the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities.
     Deferred taxes are not provided on undistributed net earnings of foreign subsidiaries, approximately $13,000,000 at January 1, 1995, to the extent that those earnings are expected to be permanently reinvested in the subsidiaries. It is estimated that taxes ultimately payable on the distribution of these earnings would not be significant.

Interest Rate Swaps
The Corporation enters into interest rate swap and cap agreements to reduce the impact of changes in interest rates on a portion of its floating rate debt. The differential to be paid or received under these agreements is accrued monthly consistent with the terms of the agreements and market interest rates. These agreements are with financial institutions having at least an A credit rating, which minimizes non-performance risk.

Earnings per Share
Earnings per share is computed by dividing earnings by the weighted average shares of common stock outstanding during the year. The effect on earnings per share resulting from the assumed exercise of outstanding options is not material.

Cash Flow Information
Cash equivalents consist of investments with maturities at date of purchase of less than 90 days that have a low risk of change in value due to interest rate changes. Foreign currency cash flows have been converted to U.S. dollars at appropriately weighted average exchange rates or the exchange rates in effect at the time of the cash flows, where determinable.

2.   Acquisitions

In 1994, the Corporation made three separate purchases of assets from Eaton Corporation, primarily inventories and equipment. On January 31, 1994, the Corporation purchased certain circuit protection products in exchange for 223,716 shares of its common stock with a market value of $14.3 million; on August 11, 1994, it purchased all the stock of Commander Electrical Products, Inc., a Canadian metal outlet box and fittings business for $51.2 million in cash; and on November 30, 1994, it purchased a U.S. non-metallic electrical outlet box business for $4.4 million in cash. Separately, on February 18, 1994, the Corporation purchased certain assets from Anford Inc. in Canada relating to the manufacture and sale of cable tray, for $2.9 million in cash. All of these acquisitions were accounted for using the purchase method of accounting, and therefore, the accompanying financial statements include the results of these businesses since the dates of acquisition. These businesses represented approximately $54 million of sales reported by the Corporation in 1994.
     On August 10, 1994, the Corporation completed the purchase of a minority interest (approximately 29%) in Leviton Manufacturing Co., Inc., the leading U.S. manufacturer of wiring devices, for common stock with a market value of $25.0 million and cash of $25.6 million. This investment is being accounted for using the equity method of accounting.
     On January 2, 1992, the Corporation acquired FL Industries Holdings, Inc. ("American Electric") for $436.8 million, consisting of $89.6 million (1,564,434 shares) of newly issued common stock, $17.1 million in cash and $330.1 million to retire certain long-term debt. The acquisition was accounted for using the purchase method of accounting. Other acquisitions accounted for as purchase transactions in 1993 and 1992 totaled $3 million and $13 million, respectively.

3.   Restructuring
In the third quarter of 1994, after a thorough review of its operations and changing market conditions, the Corporation initiated several major actions to optimize operations and improve future profitability. The approved actions resulted in a $79 million restructuring charge, recorded in the third quarter, to consolidate and realign manufacturing facilities, operations and service processes, to provide for the discontinuance of certain products, and to reduce its overhead structure. The restructuring will impact the Corporation's operations in North America (82% of the total charge), Europe (15%), and the Far East (3%) and will include the closure of approximately 1.4 million square feet of production and warehouse capacity. Concurrently, the Corporation will add approximately 1.1 million square feet of production and warehouse capacity.
     The $79 million for restructuring includes non-cash charges of $40 million related principally to impairment of carrying values of plant, equipment, and inventory which will no longer be used and which relate to facilities to be closed or realigned and products to be discontinued. Approximately $25 million of the non-cash charges is for property and equipment and $15 million for inventories. In the fourth quarter of 1994, the Corporation disposed of $16 million of these assets, $8 million of equipment and $8 million of inventory. Of the $39 million of cash charges, approximately $16 million has been provided for severance benefits and other employee termination costs, $14 million for on-going carrying costs and environmental clean-up of facilities to be closed, and $9 million for other related costs. In the fourth quarter of 1994, $3.5 million of cash was spent, principally for personnel relocation. An additional $22.5 million is expected to be spent in 1995 and $13 million of spending related to environmental clean-up and carrying costs for closed facilities is expected to be spent after 1995.
     In 1992, the Corporation provided $15 million for restructuring operations, primarily to combine the operations of American Electric (acquired January 1992) and the domestic Electrical operations of the Corporation into one consolidated operation and to consolidate certain other unrelated facilities. These actions have been completed and no significant unspent amounts or obligations remain.


4. Discontinued Operations
In July 1994, the Corporation sold its multilayer ceramic chip capacitor subsidiary, Vitramon, Incorporated, for $184 million in cash ($145 million after tax payments) and realized a $58.6 million gain after tax.
     Summary operating results of discontinued operations, excluding the above gain, are as follow:

In thousands                                     1994      1993         1992
Net sales                                      $ 73,043  $118,394      $111,528
Gross Profit                                     22,947    36,882        33,904
Earnings before income taxes                     11,978    18,502        16,772
Income taxes                                      4,628     7,180         6,429
Net earnings from
  discontinued operations                      $  7,350  $ 11,322      $ 10,343

     The net assets of Vitramon are included in the January 2, 1994 Consolidated Balance Sheet and are summarized as follows:

In thousands
Current assets                                 $37,354
Property, plant and equipment - net             42,799
Other assets                                       945
Current liabilities                            (10,710)
Deferred income taxes                           (1,376)
Other long-term liabilities                     (1,233)
Net assets                                     $67,779

5.   Income Taxes
     The total pre-tax income and tax expense recorded by the Corporation in 1994, 1993 and 1992 was as follows:

                                                Pre-Tax     Tax         Tax
In thousands                                    Income    Expense       Rate
1994
Continuing operations                           $   494  $(1,393)      (282.0)%
Discontinued operations                          11,978    4,628         38.6
Sale of discontinued operations                  99,075   40,492         40.9
     Total                                      111,547   43,727         39.2
1993
Continuing operations                            59,942   16,353         27.3
Discontinued operations                          18,502    7,180         38.8
     Total                                       78,444   23,533         30.0
1992
Continuing operations                            52,983   12,403         23.4
Discontinued operations                          16,772    6,429         38.3
     Total                                      $69,755  $18,832         27.0 %

     The components of earnings from continuing operations before income taxes are as follows:

In thousands                                      1994      1993         1992
Domestic                                       $(1,301)   $54,036       $44,834
Foreign                                          1,795      5,906         8,149
     Total                                     $   494    $59,942       $52,983

     The components of income tax expense on continuing operations are as follows:

In thousands                                     1994      1993          1992
Current
  Federal                                      $28,962    $ 5,759       $8,259
  Foreign                                        4,225      2,783        4,394
  State and local                                2,098      1,957          627
     Total current                              35,285     10,499       13,280
Deferred
  Federal                                      (36,599)    5,561        (1,519)
  Foreign                                          (79)      293           642
     Total deferred                            (36,678)    5,854          (877)
     Income taxes (benefit)                    $(1,393)  $16,353       $12,403

     The reconciliation between the Federal statutory tax rate and the Corporation's effective tax rate on continuing operations is as follows:

                                                  1994      1993          1992
Federal statutory tax rate                       35.0%      35.0%         34.0%
Increase (reduction)
  resulting from:
  State tax--net of Federal
     tax benefit                                331.6        2.1            .8
  Partially tax-exempt income                (1,312.8)     (18.0)        (18.3)
  Goodwill and other deductions                 594.6        4.7           8.5
  Losses providing no current
     tax benefit                                    -          -           3.5
  Taxes in excess of the U.S.
     tax rate on foreign earnings                   -         .8            .7
  Alternative Minimum Tax                           -          -          (5.0)
  Change in valuation allowance                  24.7        1.4             -
  Other                                          44.9        1.3           (.8)
  Effective tax rate                           (282.0)%     27.3%         23.4%

     The components of the Corporation's net deferred tax asset
(liability) were:


                                             January 1,  January 2,
In thousands                                    1995        1994
Deferred tax assets:
  Restructuring reserves                       $22,794  $      -
  Accrued employee benefits                     12,494     8,241
  Other accruals                                15,862    11,435
  Asset reserves                                10,414    11,768
  Foreign tax credits and loss carry forwards    8,969    10,602
  Other                                          5,601       166
  Valuation allowance                           (8,524)  (10,602)
  Net deferred tax assets                       67,610    31,610

Deferred tax liabilities:
  Property, plant and equipment                (26,009)  (30,859)
  Pension benefits                             ( 4,174)   (4,166)
  Unremitted earnings of foreign subsidiaries  ( 3,522)   (3,375)
  Other                                        ( 8,744)   (4,094)
  Total deferred tax liabilities               (42,449)  (42,494)
  Net deferred tax assest (liability)          $25,161  $(10,884)

     The net change in the valuation allowance for deferred tax assets was a decrease of $2,078,000. The change resulted from an increase of $122,000 relating to loss carry forwards recorded and recovered in 1994 on continuing operations. Additionally, there was a decrease of $2,200,000 related to discontinued operations.
Of the $8,969,000 of foreign tax credits and carry forwards available, $204,000 will expire in 1997, and $1,189,000 will expire in 1998.
     Effective January 1, 1993, the Corporation adopted the provisions of SFAS No. 109 "Accounting for Income Taxes." Prior years were not restated. The cumulative effect of this change was a credit to earnings of $1,628,000 in 1993. Under SFAS No. 109, the value of certain assets and liabilities acquired in the January 2, 1992 acquisition of American Electric was adjusted to reflect gross fair values rather than the net of tax values previously recorded. This revaluation increases depreciation expense by $2.8 million each year and decreases tax expense by an offsetting amount over the lives of the assets.

6.  Long-Term Debt
The Corporation's long-term debt at January 1, 1995 and January 2, 1994 is as follows:

                                             January 1,  January 2,
In thousands                                    1995       1994
Revolving credit facility with
  a weighted average interest
  rate at January 1, 1995 of 6.18% (1)         $ 85,000  $ 55,000
Other borrowings with
  a weighted average interest
  rate at January 1, 1995 of 6.78% (1) (2)       37,700   126,000
Notes payable:
  5.10%, due February 23, 1996                   20,000    20,000
  8.25%, due January 2004                       124,307   124,230
International borrowings with
  a weighted average interest
  rate at January 1, 1995, of 6.37%
  due through 2005                               31,910    45,676
Industrial revenue bonds with a
  weighted average interest rate
  at January 1, 1995 of 5.74%,
  due from 2001-2005                             18,405    22,505
Other                                             5,501     7,449
                                                322,823   400,860
Less current portion                              3,304     7,358
                                               $319,519  $393,502

(1) Several interest rate swaps and caps act to the benefit of the Corporation if interest rates increase. The Corporation
     receives   interest on $25 million at the one-month LIBOR rate
     in exchange for 7.092% through April 1997; interest on $25 million at the three-month LIBOR rate in exchange for 3.985% through September 1995; and interest on $25 million at the six-month LIBOR rate in exchange for 4.485% through December 1996.
(2) Committed credit available under the revolving credit facility provides the ability to refinance this debt on a long-term basis.

     Principal payments on long-term debt due in the five years subsequent to January 1, 1995, are $3,304,000, $36,127,000,
$122,964,000, $255,000 and $1,969,000, respectively.
     In May 1993, the Corporation renegotiated its revolving term credit facility. The facility was voluntarily reduced in size from $300 million to $280 million. This revised facility makes funds available for a term of four years from the renegotiation date.
The Corporation has the option, at the time of drawing funds under the facility, of selecting an interest rate based on a number of benchmarks including LIBOR, the certificate of deposit rate and the prime rate of Morgan Guaranty Trust Company. This credit facility includes covenants, among which are limitations on the amount of future indebtedness and the maintenance of certain financial ratios. Dividends are permitted to continue at the current rate and may be increased, provided the dividend payout does not exceed 50 percent of earnings.

7.   Fair Value of Financial Instruments
     The estimated fair values of the Corporation's financial instruments are as follow:

                                           1994                                 1993
                             Carrying    Fair       Carrying    Fair
In thousands                  Amount     Value      Amount      Value
Cash and cash equivalents   $ 69,671   $ 69,671    $ 72,509   $ 72,509
Marketable securities         52,569     52,569      31,543     34,343
Long-term debt              (319,519)  (314,814)   (393,502)  (405,602)
Interest rate swaps                -        380           -     (4,200)
Foreign currency contracts  $   (290)  $   (290)   $   (312)  $   (312)

     The fair value of marketable securities was based on quoted market prices. The fair value of long-term debt was based on quoted market prices or on the current market rates available to the Corporation for debt of the same remaining maturity. The fair value of interest rate swap and cap agreements was based on the current payments required to settle the agreements. Foreign currency contracts are recorded at fair value, adjusted to reflect changes in exchange rates.
     Effective January 3, 1994, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement required the Corporation to record certain of its "available-for-sale" securities on a fair market value basis rather than on an amortized cost basis. The impact of this change on the Corporation's balance sheet as of the adoption date was to increase marketable securities by $2.4 million, with an offsetting decrease of $0.8 million to the current deferred income tax asset and an increase of $1.6 million to shareholders' equity.
     The cost basis and fair market value of these available-for-sale securities at January 1, 1995 were:



                            Amortized    Gross       Gross       Fair
                              Cost     Unrealized  Unrealized    Market
In thousands                  Basis      Gains       Losses      Value
Equity                       $ 1,268     $1,177     $    -      $ 2,445
Mortgage-backed               49,739      1,797     (1,612)      49,924
Other                            200          -          -          200
     Total                   $51,207     $2,974    $(1,612)      52,569

     There were no sales of available-for-sale securities during the year. The mortgage-backed securities held at January 1, 1995 have contractual maturities ranging from one to twenty-six years, with two-thirds maturing after ten years.

8.   Stock Option and Incentive Plans
The Corporation has stock option plans that provide for the purchase of the Corporation's common stock by key employees of the Corporation and its subsidiaries. Under the 1980, 1985 and 1990 stock option plans, no further options may be granted and remaining options outstanding are exercisable at various dates until 1999.
In 1993, the shareholders of the Corporation approved the Management Stock Ownership Plan (MSOP). This plan provides that for each calendar year up to 1-1/4% of the issued and outstanding Common Stock of the Corporation shall be available for issuance as grants or awards. This plan provides for granting stock options at a price equal to the fair market value on the date of grant, with a term not to exceed ten years.
     Following is a summary of the option transactions for the years 1992, 1993 and 1994:

                                                         Average
                                                        Per Share
                                       Shares         Option Price
Balance at December 31, 1991          590,124             $50.54
Granted                               147,300              59.94
Exercised                            (149,678)             43.23
Terminated                            (36,694)             57.44

Balance at December 31, 1992          551,052              54.58
Granted                               151,625              69.55
Exercised                            (120,133)             51.81
Terminated                             (8,975)             66.41

Balance at January 2, 1994            573,569              58.94
Granted                               290,125              64.53
Exercised                             (94,945)             55.39
Terminated                            (48,675)             65.29

Balance at January 1, 1995            720,074             61.15
Exercisable at
  January 1, 1995                     449,849             $59.11

     At January 1, 1995, a total of 1,525,883 shares was reserved for issuance under stock options already granted or available for future grant.
     The Corporation's MSOP and, prior to 1994, the 1988 Restricted Stock Incentive Plan, provided for the issuance of common stock as incentive compensation to key employees. The awards are subject to certain restrictions, including one that provides for full vesting if the recipient remains in the employ of the Corporation three years after receipt of the award. The value of the awards is deductible by the Corporation as compensation expense. Shares plus cash payments for federal and state taxes awarded under these plans were 28,166 shares plus $899,000 in 1994, 19,077 shares plus $460,000 in 1993, and 17,315 shares plus $354,000 in 1992.
     The Corporation has a Restricted Stock Plan for Nonemployee Directors, under which each director receives 100 restricted shares of common stock annually for a full year of service. These shares remain restricted during the director's term. Shares issued under this plan were 800 shares in 1994, 942 shares in 1993 and 1,000 shares in 1992.

9.   Postretirement Benefits
The Corporation and its subsidiaries have several noncontributory pension plans covering substantially all employees. These plans generally provide pension benefits that are based on compensation levels and years of service. Annual contributions to the plans are made according to the established laws and regulations of the applicable countries. Plan assets are primarily invested in equity securities, fixed income securities, cash equivalents and real estate.
     Net periodic pension cost for 1994, 1993 and 1992 for the Corporation's defined benefit pension plans for continuing operations included the following components:

In thousands                             1994      1993      1992
Service cost--benefits earned during
  the period                         $  5,150   $  4,852   $ 4,797
Interest cost on projected benefit
  obligation                            9,617      9,119     8,821
Actual return on assets                (2,346)   ( 9,971)   (9,438)
Net amortization and deferral         (10,345)    (2,398)   (2,365)
  Net periodic pension cost          $  2,076   $  1,602   $ 1,815

     Assumptions used in developing the net periodic pension cost were:

                                 U.S. Plans         Non-U.S.Plans
                              1994 1993   1992    1994  1993  1992
Discount rate                 7.5% 8.0%   8.5%    7.6%  8.2%  8.7%
Rate of increase in
  compensation level          5.0% 5.5%   6.0%    5.1%  6.0%  6.6%
Expected long-term rate of
  return on plan assets       8.5% 8.5%   8.5%    8.6%  8.9%  9.3%

     Non-U.S. rates are weighted averages.

The following table sets forth the funded status of the Corporation's defined benefit plans as of December 1, 1994 and 1993 and amounts recognized in the Corporation's balance sheet:

                                             January 1,  January 2,
In thousands                                    1995       1994

Actuarial present value of projected
  benefits based on employment service
  to date and present pay levels:
     Vested employees                         $117,842  $119,800
     Non-vested employees                        4,302     5,216
     Accumulated benefit obligation            122,144   125,016
     Additional amounts related to
       projected pay increases                  10,145    10,359
Projected benefit obligation                   132,289   135,375
Plan assets at fair value                      136,592   147,278
Plan assets in excess of projected
  benefit obligation                             4,303    11,903
Unrecognized transition assets                  (7,698)   (9,270)
Unrecognized net (gain), loss                    5,231    (1,916)
Unrecognized prior service cost                  1,732     2,635
Prepaid pension cost (included in
  other assets in the balance sheet)          $  3,568  $  3,352

     The above table includes plans with accumulated benefit obligations exceeding plan assets by $231,000 at January 1, 1995 and $3,258,000 at January 2, 1994.
     The present value of projected benefits for U.S. plans for December 1, 1994 was determined using a discount rate of 8.0% and an assumed rate of increase in compensation of 5.5%.
     In 1993, the Corporation implemented a non-qualified supplemental pension plan covering certain key executives, which provides for benefit payments in addition to those subject to the limitations of income tax regulations. The projected benefit obligation relating to this unfunded plan was $10,845,000 at January 1, 1995 and $7,695,000 at January 2, 1994. Pension expense for this plan was $2,096,000 in 1994 and $1,284,000 in 1993.
     The Corporation also sponsors defined contribution 401(K) savings plans for its U.S. employees where the Corporation's contributions are based on a percentage of employee contributions. The cost of these plans for continuing operations was $2,700,000 in 1994, $2,400,000 in 1993, and $2,100,000 in 1992.
     Other pension costs for continuing operations, primarily for non-U.S. defined contribution plans and plans of insignificant size, amounted to $650,000 in 1994, $675,000 in 1993, and $625,000 in 1992.
     Effective January 1, 1993, the Corporation adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement required changing from a cash to an accrual basis in accounting for retiree health and life insurance costs.
     The Corporation provides certain health care and life insurance benefits to retired employees and certain active employees who meet age and length of service requirements. The Corporation is recognizing the estimated liability for these benefits over the lives of the individuals covered. Adoption of this Standard did not have a significant effect on earnings and cash flows when compared to the "pay-as-you-go" method previously used. The Corporation is not funding this liability.
     The net periodic cost for postretirement health care and life insurance benefits for continuing operations in 1994 and 1993 includes the following components:

In Thousands                                      1994      1993
Service cost-benefits earned during the period   $  135    $   36
Interest cost on accumulated benefit              1,582     1,127
Net amortization                                  1,066     1,009

     Net cost                                    $2,783    $2,172

     The following table shows the Corporation's accumulated postretirement benefit obligation in total and the amount recognized in the balance sheet at January 1, 1995 and January 2, 1994:

In thousands                                     1994       1993
Retirees                                      $ 18,756  $ 18,545
Fully eligible active participants                 661       525
Other active participants                        1,832     2,171
     Total                                      21,249    21,241
Unrecognized transition liability              (17,945)  (19,236)
Unrecognized net loss                           (1,045)   (1,766)
Unrecognized prior service cost                   (244)        -
     Accrued postretirement benefit costs      $ 2,015  $    239

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.0% in 1994 and 7.5% in 1993. An increase in the cost of covered health care benefits of 14% for employees under age 65 and 10% for those over 65 was assumed for the first fiscal year and the rate was assumed to decrease incrementally to 6.0% after fifteen years and to remain at that level thereafter. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $1.2 million at January 1, 1995 and the net periodic cost by $0.1 million for the year then ended.
     Prior to adoption of SFAS No. 106, postretirement health care and life insurance benefits paid were $2.1 million in 1992.

10.  Commitments

The Corporation and its subsidiaries are parties to various leases relating to plants, warehouses, office facilities, automobiles, and other equipment, principally data processing. All leases expire prior to the year 2022. Real estate taxes, insurance, and maintenance expenses are normally obligations of the Corporation. It is expected that in the normal course of business the majority of the leases will be renewed or replaced by other leases. The Corporation has certain capitalized leases consisting principally
of leases for buildings and equipment.   Following is a summary of
assets capitalized under long-term leases:

                                             January 1,  January 2,
In thousands                                    1995       1994
Buildings                                      $ 7,192   $ 7,192
Machinery and equipment                          5,747     5,574
Total                                           12,939    12,766
Less accumulated depreciation                   (4,865)   (3,494)
Assets under capital leases, net               $ 8,074   $ 9,272

     Future minimum payments under capital and noncancelable operating leases of continuing operations consisted of the following at January 1, 1995:

In thousands                                   Capital  Operating
1995                                             $1,564   $15,895
1996                                              1,018     7,661
1997                                                728     5,640
1998                                                694     4,448
1999                                                566     4,134
Thereafter                                        4,837    21,806
Total minimum lease payments                      9,407   $59,584
Less amounts representing interest                3,108

Present value of future minimum lease payments   $6,299

     Rent expense for operating leases of continuing operations was $22,130,000 in 1994 $21,033,000 in 1993, and $19,546,000 in 1992.

11.  Other Financial Data

     Other expense--net for continuing operations consists of the following:

In thousands                                       1994      1993          1992
Investment income                             $  6,103    $  4,840      $  5,874
Interest expense                               (26,852)    (30,247)      (33,405)
Net currency losses                             (2,829)       (782)       (1,354)
Other                                             (494)       (927)       (4,479)
                                              $(24,072)   $(27,116)     $(33,364)

     Accrued liabilities include salaries, fringe benefits, and other compensation amounting to $27,039,000 in 1994 and $24,124,000 in 1993.

     Inventories consisted of the following:

                                           January 1,   January 2,
In thousands                                  1995         1994
Finished goods                               $ 96,159   $ 97,795
Work in process                                33,663     34,389
Raw materials                                  68,600     68,118
                                             $198,422   $200,302

12.  Information Relating to Operations in Different Geographic
Areas

The Corporation is engaged in the design, manufacture, and marketing of electrical and electronic connectors, components and accessories. Operations are conducted in three principal areas:
Domestic, Europe and Other International locations. Transfers between geographic areas are priced on a basis that yields an appropriate rate of return based on assets employed, risk and other factors.

Financial Information Relating to Operations in Different
Geographic Areas

In thousands                                    1994      1993           1992
Sales to Unaffiliated Customers:
Domestic                                      $844,066  $761,053    $  728,916
Europe                                         113,173   105,666       123,219
Other International                            118,926    90,790        87,413
Total                                       $1,076,165  $957,509       939,548

Sales or Transfers Between
 Geographic Areas:
Domestic                                        45,074    43,146        38,265
Europe                                           5,285     3,600         2,202
Other International                             12,615     8,563         7,287
Total                                           62,974    55,309        47,754

*Earnings Before Income Taxes:
Domestic                                        (6,789)   48,882        35,469
Europe                                          (2,318)      923         3,468
Other International                             11,178    12,307        13,863
Adjustments and eliminations                    (1,577)   (2,170)          183
Earnings from continuing operations
  before income taxes                              494    59,942        52,983

Identifiable Assets:
Domestic                                       787,180   771,120       749,978
Europe                                          72,066    69,645        81,883
Other International                            149,513    85,069        75,029
Corporate assets (principally
  cash and investments)                        205,147   131,631       130,596
Assets of discontinued operations                    -    81,098        82,241
Adjustments and eliminations                    (5,694)   (5,381)       (2,664)
Total                                       $1,208,212 $1,133,182   $1,117,063

*Fiscal 1994 Domestic, European, and other foreign earnings includes a restructuring charge and write-down of previously-vacated facilities of $75.3, $12.2 and $2.2 million respectively.