Form 10-K, Exhibit 13
period 1995-12-31
THOMAS & BETTS CORP
filed 1996-03-29
CIK 97854

                                                                      EXHIBIT 13


FINANCIAL HIGHLIGHTS
Thomas & Betts Corporation

======================================================================================
Dollars in thousands                                                           Percent
(except per share data)                             1995          1994          Change
--------------------------------------------------------------------------------------
Net sales                                     $1,236,825    $1,076,165            15

Net earnings                                  $   80,902    $   67,820            19

  Net return on sales                                6.5%          6.3%

  Per common share(1)                         $     2.02    $     1.76            15

  Return on average shareholders'
    equity                                          14.0%         13.1%

Cash dividends declared per
  common share(1)                             $     1.12    $     1.12

Average shares outstanding (000)(1)               39,956        38,608

Shareholders' equity                          $  600,574    $  553,043             9

Capital expenditures                          $  101,760    $   66,906            52

Employees                                          8,700         7,400            18

Shareholders of record                             3,787         3,978
====================================================================================

(1) Amounts have been restated to reflect a two-for-one stock split effective March 8, 1996.

                                     EX13-1

FINANCIAL REVIEW

1995 VS. 1994
Sales in 1995 rose 15 percent to a record $1,236.8 million compared to 1994 sales of $1,076.2 million. Sales growth came equally from the expansion of existing businesses and from new acquisitions. Overall, price increases and currency effects were not significant in 1995.
     Total sales outside the U.S. represented 23 percent of consolidated sales in 1995 and 22 percent in 1994.
     The additional sales volume, coupled with savings realized from the Corporation's restructuring initiatives announced in the third quarter of 1994, generated record net earnings of $80.9 million, or $2.02 per share, for 1995, up 19 percent from $67.8 million, or $1.76 per share, recorded in 1994.
     On February 7, 1996, the Board of Directors approved a two-for-one stock split to be distributed on April 9, 1996 to shareholders of record on March 8, 1996, at the rate of one additional share for each share held. All references to number of shares, per share amounts, stock option data and market prices in this annual report have been restated to reflect this two-for-one split.
     All three of the Corporation's business segments contributed year-over-year improvements in sales and earnings.
     Electrical Construction and Maintenance Components' segment sales increased 18 percent to $611.7 million in 1995, with solid growth generated from existing products as well as from newly acquired businesses. Industrial, commercial and residential construction and renovation activity was particularly strong in the first half of the year. Restructuring-related savings in this segment were offset in part by higher commodity costs and a less favorable product sales mix than in the prior year, but 1995 earnings still achieved 10 percent growth compared to 1994 earnings excluding one-time charges.
     Electronic/OEM Components' segment sales increased 15 percent to $297.9 million in 1995, with two-thirds of the increase derived from existing products and expansion of the customer base and one-third from strengthening currencies in Europe and the Far East. Higher demand in the automotive, computer, industrial automation and telecommunications markets drove strong volume gains in all regions - North America, Europe and the Far East. The volume gains, coupled with the restructuring-related cost savings, produced 61 percent higher earnings in 1995 compared to 1994 earnings excluding one-time charges.
     The Other Products and Components' segment sales increased 9 percent to $327.2 million in 1995, with two-thirds of the increase from existing products and markets and one-third from acquisitions. Demand for heating products continued strong in 1995 while demand for utility and telecommunication products and components improved versus the prior year, resulting in 18 percent earnings growth in 1995 compared to 1994 earnings excluding one-time charges.
     Consolidated gross margin improved to 34.3% in 1995 versus 33.9% in 1994. The 1994 margin included $3.8 million of the one-time facilities-related


                                     EX13-2
charge and the 1995 margin benefited from restructuring-related cost reductions in North America and Europe that more than offset higher commodity costs.
     Marketing, general and administrative expenses were 20.6 percent of sales in 1995 compared to 21.4 percent in 1994. Expenses declined as a percent of sales due to $6.8 million of the one-time facilities-related charge recorded in 1994 and the related savings realized in 1995. Research and development expenses increased by 9 percent in 1995 and constituted 1.8 percent of sales. Amortization expense declined by $1.2 million in 1995 due to intangibles that became fully amortized during 1994.
     Other expense for 1995 was reduced by $3.8 million from the 1994 level principally as a result of prior-year currency exchange losses, primarily in Mexico, that did not recur in 1995, and a gain on the sale of certain assets of the Electripak business. Increased interest expense, resulting from higher debt levels to support restructuring initiatives and working capital needs to support expanding businesses, was partially offset by higher investment income.
     The effective tax rate of 31.0 percent for 1995 was four points below the U.S. statutory tax rate primarily due to tax benefits derived from the Corporation's operations in Puerto Rico. The rate is not comparable to the 1994 rate because of the significant impact of the restructuring charge on pretax earnings from continuing operations in 1994.
     The Corporation's net earnings as a percent of sales improved to 6.5 percent in 1995 compared to 6.3 percent in 1994. Return on average shareholders' equity improved to 14.0 percent compared to 13.1 percent in 1994.

1994 VS. 1993
Net sales from continuing operations for 1994 were a record $1,076.2 million, up 12 percent from $957.5 million in 1993. Net earnings for 1994 were up 20 percent to a record $67.8 million, or $1.76 per share, compared to $56.5 million, or $1.50 per share, in 1993. Net earnings for 1994 included a pretax gain of $99.1 million from the sale of the Vitramon operation (which was accounted for as a discontinued operation), a $79.0 million restructuring charge and other facilities-related operating charges of $10.6 million. These actions all occurred in the third quarter and were offsetting on an after-tax basis. Earnings from continuing operations for 1994 were $1.9 million, or $0.05 per share, compared to $43.6 million, or $1.16 per share, in 1993, with 1994 results including the restructuring and facilities-related operating charges and excluding the gain from the sale of Vitramon.
    The 12 percent increase in sales for 1994 was primarily the result of additional sales volume, with overall pricing and currency effects not being significant. All three business segments contributed to the increase.
     Total sales outside the U.S. represented 22 percent of consolidated sales in 1994 and 21 percent in 1993.
     Electrical Construction and Maintenance Components' segment sales increased 16 percent over 1993's level. Continued strength throughout the year in most electrical markets, particularly the construction market, was a

                                     EX13-3
major factor in the increase in sales of core products. Sales to lighting and consumer markets were flat to down slightly from last year. Earnings in 1994, before one-time charges, improved 13 percent compared to 1993 earnings.
     Electronic/OEM Components' segment sales for 1994 were up 5 percent over 1993, with strong results in the fourth quarter. Gains were experienced in all North American markets due to increased volume, while net gains in the Far East were primarily due to currency translation. European sales improved for the first time in several years, as the economy there began to recover. Sales in Europe were up 7 percent over the prior year, with 14 percent volume growth and slightly stronger currencies offsetting the effects of lower pricing. Earnings for 1994, before one-time charges, increased 79 percent compared to 1993 earnings.
     Other Products and Components' segment sales increased 12 percent over 1993. Demand for heating products was strong and sales of utility components also increased. Earnings for 1994, before one-time charges, improved 20 percent compared to 1993 earnings.
     Consolidated gross margin on continuing operations was 33.9 percent, down from 34.4 percent in 1993 due to $3.8 million of the one-time facilities-related charge taken in the third quarter. Otherwise, gross margin as a percent of sales would have remained the same as in 1993, with the positive effect of cost reductions in the Electronic/OEM segment and improved overhead absorption in Europe offsetting certain price reductions made in non-U. S. markets.
     Marketing, general and administrative expenses for the year included $6.8 million of the one-time facilities-related charge taken in the third quarter of 1994. Including that charge, these expenses were 21.4 percent of sales compared to 22.1 percent in 1993, and without the charge were 20.7 percent of sales. The reduction was the result of administrative cost savings achieved in part by consolidating headquarters and office operations in Memphis, Tennessee. Research and development expense increased 11.4 percent and represented 1.9 percent of sales in both 1994 and 1993.
     Other expense was reduced by $3.0 million, due principally to lower net interest expense on reduced borrowings made possible in part by the sale of Vitramon. Partially offsetting lower net interest expense was a $1.5 million foreign currency exchange loss recorded in the fourth quarter on the Corporation's Mexico operations as a result of the peso devaluation.
     The Corporation's effective tax rate on continuing operations for 1994 was a negative 282.0 percent compared to 27.3 percent for 1993. The negative tax rate in 1994 resulted primarily from the tax benefits associated with continuing operations (as Vitramon had no Puerto Rico operations). In absolute dollar terms, however, this benefit decreased in 1994 compared to 1993 due to recent tax law changes. The effective tax rate on earnings from discontinued operations exceeded the statutory tax rate primarily due to higher tax rates which applied to Vitramon's foreign operations. The effective tax rate on the gain from the sale of discontinued operations exceeded the statutory rate primarily as the result of state taxes on the gain.

                                     EX13-4

     The Corporation's return on sales from continuing operations was 0.2 percent in 1994 compared to 4.6 percent in 1993. Net earnings as a percent of sales were 6.3 percent in 1994 and 5.9 percent in 1993. Return on average shareholders' equity was 13.1 percent compared to 12.0 percent in 1993.

LIQUIDITY AND CAPITAL RESOURCES
     Net cash flow from operating activities for the years 1993, 1994 and 1995 was $326.7 million. Earnings from continuing operations plus depreciation and amortization for these three years totaled $283.6 million. These funds were used for working capital needed to support sales growth, expenditures relating to the restructuring activities that began in 1994, capital projects, business acquisitions and dividend payments. Working capital needs included higher levels of accounts receivable, relating to higher sales volume, and increased inventory levels to support sales growth and to maintain service levels during manufacturing and warehousing facility relocations undertaken as part of the Corporation's restructuring actions. Payables declined from their unusually high level at the end of 1994. Short-term and long-term accrued liabilities and the corresponding deferred taxes declined as reserves established in 1994 for restructuring activities were used.
      The Corporation has access to funds made available under a revolving credit facility. In March 1995, this facility was renegotiated and increased from $280.0 million to $500.0 million, making these funds available for a term of five years from the renegotiation date. The covenants of this facility were amended in December 1995 in anticipation of the Amerace acquisition. The Corporation continues to fund its capital and operating needs with cash flows from operations augmented by borrowing under this credit facility and from other sources.
      In 1992, the Corporation established a $175.0 million medium-term note program providing for the issuance of notes with maturities ranging from 9 months to 30 years. To date, the Corporation has not issued any notes pursuant to this program.
     In January 1996, the Corporation completed the sale of $150.0 million of 10-year 6.50 percent senior notes. The net proceeds from the sale of these securities were used to reduce borrowings under the Corporation's credit facility incurred to finance the acquisition of Amerace.

ACQUISITIONS AND INVESTMENTS
      During 1995, the Corporation completed three acquisitions and negotiated two others which were subsequently completed in January 1996. In February 1995, certain assets (primarily inventories and equipment) relating to the manufacture, sale and distribution of the Anchor Electric meter center business were acquired for $3.5 million in cash. In July 1995, E. K. Campbell Company, a custom industrial heating and cooling equipment manufacturer, was acquired for 28,090 shares of the Corporation's common stock having a market value of $1.0 million. In October 1995, Catamount Manufacturing, Inc., a manufacturer of cable ties, wire connectors and

                                     EX13-5
related electrical products, was acquired for approximately $35.0 million consisting of 629,720 shares of the Corporation's common stock having a market value of $22.0 million and the assumption of approximately $13.0 million of Catamount's debt. The Anchor Electric acquisition was accounted for using the purchase method of accounting and the E. K. Campbell and Catamount acquisitions were accounted for using the pooling of interest method of accounting without restating prior-years' results due to immateriality.
      On January 2, 1996, the Corporation acquired all of the outstanding stock of Amerace for $220.6 million in cash. Amerace is a manufacturer of electrical products for utility and industrial markets whose 1995 sales were $215.0 million. Its most significant products are underground power and distribution connectors sold under its Elastimold brand name. Amerace will be accounted for using the purchase method of accounting.
      On January 5, 1996, the Corporation acquired certain assets of Bowers Manufacturing Corporation, primarily inventories and equipment relating to the manufacture, sale and distribution of metallic and non-metallic electrical outlet boxes and surface raceway systems, for $8.5 million in cash. Bowers will be accounted for using the purchase method of accounting.
     During 1994, the Corporation made four acquisitions. Three were purchases from Eaton Corporation involving primarily inventories and equipment: in January, certain circuit protection products were purchased; in August, Commander Electrical Products, Inc., a Canadian metal outlet box and fittings business, was purchased; and in November, a U. S. non-metallic electrical outlet box business was purchased. Separately, in February, the Corporation purchased certain assets from Anford, Inc. in Canada relating to the manufacture and sale of cable tray. The total purchase price of these acquisitions was $72.8 million. In August 1994, the Corporation also purchased a minority interest (approximately 29%) in Leviton Manufacturing Co., Inc., the leading U.S. manufacturer of wiring devices, for cash of $25.6 million and common stock worth $25.0 million.
     Acquisitions in 1993 totaled $3.0 million and were accounted for as purchase transactions.

CAPITAL SPENDING
      Capital spending increased significantly over the past three years, from $38.6 million in 1993 to $66.9 million in 1994 to a record $101.8 million in 1995. Capital funds were used for restructuring projects to improve service and reduce operating costs, to expand manufacturing capacity and produce new products, and to increase efficiency in keeping with the Corporation's strategic focus on core businesses and product lines. Projects in 1995 included three new state-of-the-art warehouse facilities in Mississippi, Canada and Belgium; the expansion of production capabilities in Puerto Rico; and new equipment and efficiency-related improvements at facilities in Arkansas and Mexico. In 1994, the Corporation began refurbishment of the newly leased Arkansas manufacturing facility, completed a second expansion of its existing Mississippi warehouse facility initiated in 1993, completed the refurbishment and equipment upgrade at a newly leased warehouse facility

                                     EX13-6
in Nevada and began construction of the new warehouse facility in Canada.

ENVIRONMENTAL MATTERS
      The Corporation believes it is substantially in compliance with all applicable environmental laws and regulations and that the cost of maintaining substantial compliance with such laws and regulations will not be material to its financial statements.
      With the acquisition of American Electric in 1992, the Corporation became the owner of certain manufacturing facilities that were being remediated or could potentially require remediation. As part of the acquisition, reserves were provided and arrangements made with third parties to cover the cost of remediation. In 1994, an additional $7.0 million was provided for potential environmental remediation of a planned facility closing and was recorded as part of the 1994 restructuring charge. The Corporation paid $1.4, $0.7 and $0.9 million for remediation and corrective matters for the years 1995, 1994 and 1993, respectively, with payments for Superfund-related matters being less than $0.2 million in any year. The Corporation's policy is to accrue undiscounted future remediation expenses to the extent known and determinable.

RESTRUCTURING
      Activities related to the $79.0 million restructuring charge taken in 1994 generally proceeded as anticipated. The timing of forecasted spending relating to Mexican operations was revised as a result of uncertainties related to the peso devaluation in late 1994, and is now expected to be completed in 1996. During 1995, the Corporation expended $21.8 million of the cash portion of the restructuring reserve primarily for severance and other employee benefits, and $16.1 million of the non-cash portion of the reserve for disposal of assets. Total charges applied to the restructuring reserve through year-end 1995 were $25.3 million for cash spending activities and $32.4 million for non-cash activities.
      The $13.5 million remaining reserve for cash restructuring activities is for severance and other employee benefits and environmental clean-up and carrying costs for closed facilities and is expected to be spent in 1996 and thereafter. The balance of the $7.8 million reserve for non-cash restructuring activities is expected to be consumed during 1996 to write down the carrying values of plant, equipment and inventory at facilities to be closed or realigned and to dispose of products to be discontinued. Anticipated total proceeds from these disposals are not expected to be significant. The reserves remaining at the end of 1995 are believed to be adequate for the purposes for which they were established.

OTHER MATTERS
      The Corporation manages its foreign currency exchange rate risk by entering into foreign exchange contracts to hedge currency exposures. It does not trade in these instruments for speculative purposes.
      The Corporation maintains a portfolio of marketable securities and cash equivalents in Puerto Rico, which at year-end 1995 was valued at $95.0

                                     EX13-7
million. Although these investments represent currently available funds, they remain invested so the Corporation can obtain favorable, partially tax-exempt status on earnings generated in Puerto Rico.
     In March and October of 1995, the Financial Accounting Standards Board issued Statements No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and No. 123, "Accounting for Stock-Based Compensation." Both Statements are effective for fiscal years beginning after December 15, 1995, and neither is expected to have a significant effect on the financial statements of the Corporation.


DIVIDENDS AND RELATED SECURITY HOLDER MATTERS
      In 1995, the Corporation declared cash dividends of $1.12 per share, or $44.2 million. These dividends represent 55 percent of net earnings in 1995 compared to dividends representing 64 percent of net earnings in 1994. Debt covenants permit the Corporation to continue paying dividends at the current rate, with increases allowed only if the dividend payout does not exceed 50 percent of earnings. Thomas & Betts has paid dividends for 62 consecutive years.
      The Corporation's common stock is traded on the New York Stock Exchange. Thomas & Betts had 40,076,000 shares of common stock outstanding at December 31, 1995 which were held by 3,787 shareholders of record.



                                     EX13-8

CONSOLIDATED STATEMENT OF EARNINGS
Thomas & Betts Corporation

=================================================================================================
In thousands (except per share data)                            1995          1994           1993
-------------------------------------------------------------------------------------------------
NET SALES                                                $ 1,236,825   $ 1,076,165    $   957,509
                                                         -----------    ----------     ----------
COSTS AND EXPENSES
Cost of sales                                                812,080       710,864        628,577
Marketing, general and administrative                        254,780       229,897        211,430
Research and development                                      22,698        20,787         18,664
Amortization of intangibles                                    9,796        11,040         11,780
Provision for restructured operations                              -        79,011              -
                                                         -----------    ----------     ----------
                                                           1,099,354     1,051,599        870,451
                                                         -----------    ----------     ----------
Earnings from operations                                     137,471        24,566         87,058
Other expense-net                                             20,301        24,072         27,116
                                                         -----------    ----------     ----------
Earnings from continuing operations
     before income taxes                                     117,170           494         59,942
Income taxes(benefit)                                         36,268        (1,393)        16,353
                                                         -----------    ----------     ----------
Earnings from continuing operations
     before cumulative effect of change
     in accounting for income taxes                           80,902         1,887         43,589
Earnings from discontinued operations,
     net of income taxes of $4,628
     for 1994 and $7,180 for 1993                                  -         7,350         11,322
Gain on sale of discontinued
     operations net of income taxes
     of $40,492                                                    -        58,583              -
                                                         -----------    ----------     ----------
Earnings before cumulative effect
     of change in accounting for
     income taxes                                             80,902        67,820         54,911
Cumulative effect of change in
     accounting for income taxes                                   -             -          1,628
                                                         -----------    ----------     ----------
NET EARNINGS                                             $    80,902   $    67,820    $    56,539
                                                         -----------    ----------     ----------
SHARE DATA(1)
Earnings from continuing operations
     before cumulative effect of change
     in accounting for income taxes                      $      2.02   $      0.05    $      1.16
Earnings from discontinued operations-                             -          0.19           0.30
Gain on sale of discontinued operations                            -          1.52              -
                                                         -----------    ----------     ----------
Earnings before cumulative effect
     of change in accounting for
     income taxes                                               2.02          1.76           1.46
Cumulative effect of change in
     accounting for income taxes                                   -             -           0.04
                                                         -----------    ----------     ----------
Net Earnings                                             $      2.02   $      1.76    $      1.50
                                                         -----------    ----------     ----------
Cash dividends declared                                  $      1.12          1.12    $      1.12
Average shares outstanding                                    39,956        38,608         37,674
=================================================================================================

(1) Amounts have been restated to reflect a two-for-one stock split effective March 8, 1996.

See Notes to Consolidated Financial Statements




                                     EX13-9

CONSOLIDATED BALANCE SHEET
Thomas & Betts Corporation

===============================================================================
                                                      December 31,   January 1,
In thousands                                                 1995          1995
-------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                            $    44,411    $    69,671
Marketable securities                                     60,638         52,569
Receivables, less allowance for doubtful
  accounts and cash discounts of $5,942
  in 1995 and $4,556 in 1994                             186,585        168,077
Inventories                                              211,860        198,422
Deferred income taxes                                     19,486         40,059
Prepaid expenses                                           4,635          5,195
                                                     -----------    -----------
          Total Current Assets                           527,615        533,993

PROPERTY, PLANT AND EQUIPMENT
Land                                                      13,981          9,549
Buildings                                                144,194        110,435
Machinery and equipment                                  457,269        427,115
                                                     -----------    -----------
                                                         615,444        547,099
Less accumulated depreciation                            277,263        271,574
                                                     -----------    -----------
                                                         338,181        275,525
INTANGIBLE ASSETS-NET                                    314,423        323,228
INVESTMENTS AND OTHER ASSETS                              79,163         75,466
                                                     -----------    -----------
TOTAL ASSETS                                         $ 1,259,382    $ 1,208,212
                                                     ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank borrowings                           $    27,518    $    15,355
Current maturities of long-term debt                      19,840          3,304
Accounts payable                                         110,462        118,052
Accrued liabilities                                       99,180        116,875
Income taxes                                              14,700         15,779
Dividends payable                                         11,221         10,979
                                                     -----------    -----------
          Total Current Liabilities                      282,921        280,344

LONG-TERM LIABILITIES
Long-term debt                                           327,812        319,519
Other long-term liabilities                               35,510         40,408
Deferred income taxes                                     12,565         14,898

SHAREHOLDERS' EQUITY
Common stock(1)                                           20,086         19,644
Additional paid-in capital(1)                            167,015        159,469
Retained earnings                                        411,984        373,011
Unrealized gain on marketable securities                     786            867
Foreign currency translation adjustment                    3,997          2,661
Cost of treasury stock                                    (3,294)        (2,609)
                                                     -----------    -----------
          Total Shareholders' Equity                     600,574        553,043
                                                     -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $1,259,382     $1,208,212
===============================================================================

(1) Amounts have been restated to reflect a two-for-one stock split effective March 8, 1996.

See Notes to Consolidated Financial Statements


                                    EX13-10

CONSOLIDATED STATEMENT OF CASH FLOWS
Thomas & Betts Corporation

======================================================================================================
(In thousands)                                                            1995        1994        1993
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Earnings from continuing operations                                  $  80,902    $  1,887    $ 43,589
Adjustments:
 Depreciation and amortization                                          54,676      53,532      48,998
 Provision for restructured operations                                       -      79,011           -
 Provision for facilities-related operating
   charges                                                                   -      10,632           -
 Deferred income taxes                                                  13,028     (38,498)      6,108
 Changes in operating assets and liabilities, net:
         Receivables                                                   (15,460)    (13,617)    (18,791)
         Inventories                                                    (7,779)    (20,740)     (5,321)
         Accounts payable                                               (9,904)     38,637      17,286
         Accrued liabilities                                           (19,941)      2,095         419
         Income taxes payable                                           (1,057)      7,934       3,643
 Cash from discontinued operations                                           -       7,606      18,766
 Other                                                                  (6,542)      1,751      (6,132)
                                                                     ---------   ---------    --------
Net cash provided by operating activities                               87,923     130,230     108,565
                                                                     ---------   ---------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of and investments in businesses                             (12,066)    (84,084)          -
Purchases of property, plant and equipment                            (101,760)    (59,109)    (28,044)
Proceeds from sale of property, plant and
  equipment                                                              2,447       6,057      10,481
Marketable securities acquired                                         (50,925)    (30,509)    (22,486)
Proceeds from matured marketable securities                             49,500      19,292      50,219
Proceeds from sale of product line                                       4,900           -           -
Proceeds from sale of Vitramon, net of tax                                   -     144,700           -
Net investments in discontinued operations                                   -      (7,781)    (10,473)
Other                                                                     (398)      1,733      (1,280)
                                                                     ---------   ---------    --------
Net cash used in investing activities                                 (108,302)     (9,701)   $ (1,583)
                                                                     ---------   ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in borrowings with original
  maturities less than 90 days                                          24,438      (9,543)      2,181
Proceeds from long-term debt and other borrowings                       24,789      43,998      27,447
Repayment of long-term debt and other borrowings                       (18,455)   (119,942)    (70,295)
Stock options exercised                                                  5,359       4,116       4,082
Cash dividends paid                                                    (43,996)    (42,996)    (42,158)
                                                                     ---------   ---------    --------
Net cash used in financing activities                                   (7,865)   (124,367)    (78,743)
                                                                     ---------   ---------    --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                  2,984       1,000       2,506
                                                                     ---------   ---------    --------
Net increase (decrease) in cash and cash
  equivalents                                                          (25,260)     (2,838)     30,745
Cash and cash equivalents - beginning of year                           69,671      72,509      41,764
                                                                     ---------   ---------    --------
Cash and cash equivalents - end of year                              $  44,411    $ 69,671    $ 72,509
======================================================================================================
Cash payments for interest                                           $  27,890    $ 27,027    $ 29,900
Cash payments for taxes                                              $  23,848    $ 70,561    $ 14,024
======================================================================================================

See Notes to Consolidated Financial Statements

                                    EX13-11

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Thomas & Betts Corporation



===============================================================================================

                                                        Common Stock      Additional
                                                     -----------------      Paid-In    Retained
In thousands (except per share data)                 Shares      Amount     Capital    Earnings
-----------------------------------------------------------------------------------------------
Balance at December 31, 1992                         37,612   $  18,806   $ 109,647   $ 334,278
-----------------------------------------------------------------------------------------------
Net earnings                                              -           -           -      56,539
Dividends declared ($1.12 per share)                      -           -           -     (42,220)
Stock options and incentive awards                      240         120       6,290           -
Translation adjustments,
  net of taxes of $1,059                                  -           -           -           -
-----------------------------------------------------------------------------------------------
Balance at January 2, 1994                           37,852      18,926     115,937     348,597
-----------------------------------------------------------------------------------------------
Net earnings                                              -           -           -      67,820
Unrealized gain upon adoption of
  SFAS 115, net of taxes of $839                          -           -           -           -
Unrealized loss on marketable
  securities, net of taxes of ($344)                      -           -           -           -
Dividends declared ($1.12 per share)                      -           -           -     (43,406)
Stock options and incentive awards                      190          95       4,872           -
Business acquisition and investments                  1,246         623      38,660           -
Translation adjustments,
  net of taxes of $915                                    -           -           -           -
-----------------------------------------------------------------------------------------------
Balance at January 1, 1995                           39,288      19,644     159,469     373,011
-----------------------------------------------------------------------------------------------
Poolings of interest                                    656         328       1,616       2,309
Net earnings                                              -           -           -      80,902
Unrealized loss on marketable
  securities, net of taxes of ($55)                       -           -           -           -
Dividends declared ($1.12 per share)                      -           -           -     (44,238)
Stock options and incentive awards                      228         114       5,930           -
Translation adjustments,
net of taxes of $ 719                                     -           -           -           -
-----------------------------------------------------------------------------------------------
Balance at December 31, 1995                         40,172   $  20,086   $ 167,015   $ 411,984
===============================================================================================


Thomas & Betts Corporation
===================================================================================================
                                                     Unrealized
                                                    Gain (Loss)  Cumulative         Treasury Stock
                                                  On Marketable Translation       ------------------
In thousands(except per share data)                  Securities  Adjustment       Shares      Amount
----------------------------------------------------------------------------------------------------
Balance at December 31, 1992                         $       -   $   3,054          (86)   $  (2,723)
----------------------------------------------------------------------------------------------------
Net earnings                                                 -           -            -            -
Dividends declared ($1.12 per share)                         -           -            -            -
Stock options and incentive awards                           -           -          (20)        (866)
Translation adjustments,
  net of taxes of $1,059                                     -      (2,093)           -            -
----------------------------------------------------------------------------------------------------
Balance at January 2, 1994                                   -         961         (106)      (3,589)
----------------------------------------------------------------------------------------------------
Net earnings                                                 -           -            -           -
Unrealized gain upon adoption of
  SFAS 115, net of taxes of $839                         1,556           -            -           -
Unrealized loss on marketable
  securities, net of taxes of ($344)                      (689)          -            -           -
Dividends declared ($1.12 per share)                         -           -            -           -
Stock options and incentive awards                           -           -           28          980
Business acquisition and investments                         -           -            -            -
Translation adjustments,
  net of taxes of $915                                       -       1,700            -            -
----------------------------------------------------------------------------------------------------
Balance at January 1, 1995                                 867       2,661          (78)      (2,609)
----------------------------------------------------------------------------------------------------
Poolings of interest                                         -           -            -            -
Net earnings                                                 -           -            -            -
Unrealized loss on marketable
  securities, net of taxes of ($55)                        (81)          -            -            -
Dividends declared ($1.12 per share)                         -           -            -            -
Stock options and incentive awards                           -           -          (18)        (685)
Translation adjustments,
net of taxes of $  719                                       -       1,336            -            -
----------------------------------------------------------------------------------------------------
Balance at December 31, 1995                         $     786   $   3,997          (96)   $  (3,294)
====================================================================================================

Preferred Stock: Authorized 500,000 shares without par value. To date none of these shares has been issued.

Common Stock: Authorized 80,000,000 shares, par value $.50 per share.
--------------------------------------------------------------------------------
Amounts have been restated to reflect a two-for-one stock split effective
March 8, 1996.

See Notes to Consolidated Financial Statements

                                    EX13-12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Thomas and Betts Corporation designs, manufactures, and markets, on a global basis, electrical and electronic connectors and components as well as other related products and accessories for construction and original equipment manufacturer ("OEM") markets. In North America, the Corporation is one of the largest manufacturers of electrical connectors and accessories for industrial, commercial and residential construction, renovation and maintenance applications, and is a leading supplier of transmission poles, towers and industrial lighting products to the utility and telecommunications industries and of products and components to the heating, mechanical and refrigeration
(HMR) markets. The Corporation is also a worldwide designer and manufacturer of electronic connectors and flat cable, which are sold primarily to OEM's in the automotive, computer, office equipment, test equipment, instrumentation, industrial automation and telecommunications industries in North America, Europe and the Far East.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Corporation and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Corporation uses the equity method of accounting for its investments in 50 percent or less owned companies.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR
The Corporation's fiscal year ends on the Sunday closest to the end of the calendar year. Results for 1995, 1994 and 1993 are for the 52 weeks ended December 31, 1995, January 1, 1995 and January 2, 1994, respectively.

MARKETABLE SECURITIES
Effective January 3, 1994, the Corporation adopted statement of Financial Accounting Standards No. 115, and changed from accounting for its marketable securities on an amortized cost basis to a fair market value basis. See Note 7.


                                    EX13-13

FOREIGN EXCHANGE
The Corporation becomes exposed to exchange rate risk when its U.S. and non-U.S. subsidiaries enter into transactions denominated in currencies other than their functional currency. The Corporation enters into foreign exchange contracts to hedge, where possible, this risk. As exchange rates change, gains and losses recorded on the exposed transactions are offset by those on the hedging contracts. Both the exposed transactions and the hedging contracts are marked to market monthly with gains and losses included in earnings. A high correlation is maintained between the transactions and the hedges to minimize currency risk, and the high creditworthiness of the counterparties to the hedging contracts (financial institutions having at least a single-A credit rating) minimizes non-performance risk. The Corporation does not enter into foreign exchange contracts for trading purposes.

     At December 31, 1995 and January 1, 1995, the Corporation had outstanding contracts to sell $76.9 and $69.5 million, respectively, of principally Canadian and European currencies for U.S. dollars and to buy the equivalent of $22.0 and $4.6 million, respectively, of European currencies, all maturing within 180 days.

INVENTORIES
Inventories are stated at lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for most domestic inventories, and the first-in, first-out (FIFO) method for other inventories.

     Inventories valued using the LIFO method represented approximately 69 percent of total inventories at December 31, 1995 and 73 percent at January 1, 1995. The LIFO value of inventories held at December 31, 1995 approximated their current values.

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

INTANGIBLE ASSETS
Intangible assets consist principally of the excess of cost over the fair value of net assets (goodwill) acquired in business combinations accounted for as purchases. These assets are being amortized on a straight-line basis over periods of 15 to 40 years. Goodwill is reevaluated when business events and circumstances indicate that the carrying amount may not be recoverable. Reevaluation is based on projections of related undiscounted future cash flows.

     As of December 31, 1995 and January 1, 1995, accumulated amortization of intangible assets was $50.4 and $40.5 million, respectively.


                                    EX13-14

INCOME TAXES
Effective January 1, 1993, the Corporation changed from the deferred method of accounting for income taxes under APB Opinion No. 11 to the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Prior-years' financial statements were not restated. SFAS
No. 109 requires the asset and liability method of accounting for income taxes. This method recognizes the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities.

     Deferred taxes are not provided on undistributed net earnings of foreign subsidiaries, approximately $8.1 million at December 31, 1995, to the extent that those earnings are expected to be permanently reinvested in the subsidiaries. It is estimated that taxes ultimately payable on the distribution of these earnings would not be significant.

INTEREST RATE SWAPS
The Corporation has two interest rate swap agreements to reduce the impact of changes in interest rates on a portion of its floating-rate debt. The differential to be paid or received under these agreements is accrued monthly consistent with the terms of the agreements and market interest rates. These agreements are with financial institutions having at least a double-A credit rating, which minimizes non-performance risk.

EARNINGS PER SHARE
Earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. The effect on earnings per share resulting from the assumed exercise of outstanding options is not material.

CASH FLOW INFORMATION
Cash equivalents consist of investments with maturities at date of purchase of less than 90 days that have a low risk of change in value due to interest rate changes. Foreign currency cash flows have been converted to U.S. dollars at appropriately weighted average exchange rates or the exchange rates in effect at the time of the cash flows, where determinable.

3. ACQUISITIONS
On February 6, 1995, the Corporation acquired certain assets (primarily inventories and equipment) of Anchor Electric Company, a manufacturer of electrical meter centers, for $3.5 million in cash. On July 25, 1995, the Corporation acquired all the outstanding stock of E. K. Campbell Company, a custom industrial heating and cooling equipment manufacturer, in exchange for 28,090 shares of the Corporation's common stock. On October 27, 1995, the Corporation acquired all the outstanding stock of Catamount Manufacturing, Inc., a manufacturer of cable ties, wire connectors and related electrical products, for 629,720 shares of the Corporation's common stock, and the assumption of approximately $13.0 million of Catamount's debt. The Anchor Electric acquisition was accounted for using the purchase method of accounting and the E.K. Campbell and Catamount

                                    EX13-15
acquisitions were accounted for using the pooling of interest method of accounting without restating prior-year results due to immateriality. These businesses represented $36.8 million of sales reported by the Corporation in 1995.

     In 1994 the Corporation made three separate purchases of assets from Eaton Corporation, primarily inventories and equipment. On January 31, 1994, the Corporation purchased certain circuit protection products in exchange for 447,432 shares of its common stock having a market value of $14.3 million; on August 11, 1994 it purchased all the stock of Commander Electrical Products, Inc., a Canadian metal outlet box and fittings business for $51.2 million in cash; and on November 30, 1994, it purchased a U. S. non-metallic electrical outlet box business for $4.4 million in cash. Separately, on February 18, 1994, the Corporation purchased certain Canadian assets from Anford Inc., relating to the manufacture, sale and distribution of Canadian cable tray, for $2.9 million in cash. All of these acquisitions were accounted for using the purchase method of accounting; therefore, the accompanying financial statements include the results of these businesses since the dates of their respective acquisition. These businesses represented approximately $54.0 million of sales reported by the Corporation in 1994.

     On August 10, 1994 the Corporation completed the purchase of a minority interest (approximately 29%) in Leviton Manufacturing Co., Inc., the leading U.S. manufacturer of wiring devices, for common stock having a market value of $25.0 million and for cash of $25.6 million.

     Acquisitions totaling $3.0 million were made in 1993 and accounted for as purchase transactions.

4. RESTRUCTURING

In the third quarter of 1994, the Corporation recorded a $79.0 million pretax restructuring charge to consolidate and realign manufacturing facilities, operations and service processes, to provide for the discontinuance of certain products, and to reduce its overhead structure. The Corporation established a liability of approximately $38.8 million for cash charges, primarily severance benefits and other employee termination costs, ongoing carrying costs of closed facilities, environmental clean-up costs at facilities to be closed, and other related costs. In 1994 and 1995, the Corporation spent $3.5 million and $21.8 million, respectively, primarily on employee costs, with the remaining $13.5 million earmarked for environmental clean-up and facility carrying costs expected to be spent in 1996 and thereafter. The Corporation also provided approximately $40.2 million for non-cash restructuring charges to provide for losses on the disposition of plant, equipment and inventory at facilities to be closed or realigned and to dispose of products to be discontinued. In 1994 and 1995, the Corporation disposed of $16.3 million and $16.1 million worth of assets, respectively, and it is estimated that the remaining $7.8 million reserve will be used in 1996. Anticipated total proceeds from these disposals are not expected to be significant.



                                    EX13-16

5. DISCONTINUED OPERATIONS AND BUSINESSES SOLD

On September 28, 1995, the Corporation sold its residential lighting, multiple outlet center and surge protection consumer product lines. Annualized sales of these products were about $20.0 million.

     On July 18, 1994, the Corporation sold its multilayer ceramic chip capacitor subsidiary, Vitramon, Incorporated, for $184.0 million in cash ($144.7 million after tax payments) and realized a $58.6 million gain after tax.

6. INCOME TAXES

The components of earnings from continuing operations before income taxes are as follows:

=====================================================================================
In thousands                                              1995       1994        1993
-------------------------------------------------------------------------------------
        Domestic                                      $ 85,371   $ (1,301)   $ 54,036
        Foreign                                         31,799      1,795       5,906
-------------------------------------------------------------------------------------
                 Total                                $117,170   $    494    $ 59,942
=====================================================================================

        The components of income tax expense on continuing operations are as follows:


=====================================================================================
In thousands                                              1995       1994        1993
-------------------------------------------------------------------------------------
     Current
        Federal                                       $ 10,916   $ 28,962    $  5,759
        Foreign                                         10,041      4,225       2,783
        State and local                                  1,173      2,098       1,957
-------------------------------------------------------------------------------------
        Total current                                   22,130     35,285      10,499
-------------------------------------------------------------------------------------
     Deferred
        Federal                                       $ 12,488    (36,599)      5,561
        Foreign                                          1,650        (79)        293
-------------------------------------------------------------------------------------
        Total deferred                                  14,138    (36,678)      5,854
-------------------------------------------------------------------------------------
        Income taxes (benefit)                        $ 36,268   $ (1,393)   $ 16,353
=====================================================================================

     The reconciliation between the Federal statutory tax rate and the Corporation's effective tax rate on continuing operations is as follows:

======================================================================================
                                                          1995       1994         1993
--------------------------------------------------------------------------------------
Federal statutory tax rate                                35.0%      35.0%       35.0%
Increase (reduction) resulting from:
     State tax - net of Federal tax
       benefit                                             0.8      331.6         2.1
     Partially tax-exempt income                          (5.3)  (1,312.8)      (18.0)
     Goodwill and other deductions                         2.6      594.6         4.7
     Donation of plant facility                           (1.5)         -           -
     Change in valuation allowance                        (1.5)      24.7         1.4
     Other                                                 0.9       44.9         2.1
-------------------------------------------------------------------------------------
Effective tax rate                                        31.0%    (282.0)%      27.3%
=====================================================================================



                                    EX13-17

     The components of the Corporation's net deferred tax asset were:

===============================================================================
                                                    December 31,     January 2,
In thousands                                                1995           1995
-------------------------------------------------------------------------------
Deferred tax assets:
  Restructuring reserves                                $  6,064       $ 22,794
  Accrued employee benefits                               12,567         12,494
  Other accruals                                          16,300         15,862
  Asset reserves                                           8,981         10,414
  Foreign tax credits and loss
    carryforwards                                          6,813          8,969
  Other                                                    8,430          5,601
  Valuation allowance                                     (6,813)        (8,524)
-------------------------------------------------------------------------------
  Net deferred tax assets                                 52,342         67,610
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment                          (23,442)       (26,009)
  Pension benefits                                        (4,174)        (4,174)
  Unremitted earnings of foreign subsidiaries             (3,522)        (3,522)
  Other                                                  (10,181)        (8,744)
-------------------------------------------------------------------------------
  Total deferred tax liabilities                         (41,319)       (42,449)
-------------------------------------------------------------------------------
Net deferred tax asset                                  $ 11,023       $ 25,161
===============================================================================

    The valuation allowance for deferred tax assets was decreased by $1.7 million due to utilization of all previously reserved loss carryforwards. The remaining valuation allowance at December 31, 1995 relates to a foreign tax credit carryover.

    Non-U.S. deferred tax assets of $4.1 million are included in Investments and Other Assets on the balance sheet at December 31, 1995.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Corporation's financial instruments were as follows:

=====================================================================================
                                         December 31, 1995            January 1, 1995
-------------------------------------------------------------------------------------
                                       Carrying        Fair     Carrying         Fair
In thousands                             Amount       Value       Amount        Value
-------------------------------------------------------------------------------------
Cash and cash equivalents             $  44,411   $  44,411    $  69,671    $  69,671
Marketable securities                    60,638      60,638       52,569       52,569
Long-term debt                         (347,652)   (302,574)    (322,823)    (318,069)
Interest rate swaps                           -        (393)           -          380
Foreign currency contracts            $     484   $     484    $    (290)   $    (290)
=====================================================================================

         The fair value of marketable securities was based on quoted market prices. The fair value of long-term debt was based on quoted market prices or on the current market rates available to the Corporation for debt of the same remaining maturity. The fair value of the interest rate swap agreements was based on the current payments required for their settlement. Foreign currency contracts are recorded at fair value, adjusted to reflect changes in exchange rates.

                                    EX13-18

     The cost basis and fair market value of these available-for-sale securities at December 31, 1995 and January 1,1995 were:

=============================================================================
                           Amortized         Gross         Gross         Fair
                                Cost    Unrealized    Unrealized       Market
In thousands                   Basis         Gains        Losses        value
-----------------------------------------------------------------------------
   DECEMBER 31, 1995
Mortgage-Backed              $44,716       $ 1,236       $  (409)     $45,543
Equity and Other              14,586           509             -       15,095
-----------------------------------------------------------------------------
     Total                   $59,302       $ 1,745       $  (409)     $60,638
-----------------------------------------------------------------------------
  JANUARY 1, 1995
Mortgage-backed              $49,739       $ 1,797       $(1,612)     $49,924
Equity and other               1,468         1,177             -        2,645
-----------------------------------------------------------------------------
   Total                     $51,207       $ 2,974       $(1,612)     $52,569
=============================================================================

     There were no sales of available-for-sale securities during the year. The mortgage-backed securities held at December 31, 1995 have expected maturities ranging from one to nine years.

8.  LONG-TERM DEBT

The Corporation's long-term debt at December 31, 1995 and January 1, 1995 was as follows:

===============================================================================
                                                      December 31,   January 1,
In thousands                                                  1995         1995
-------------------------------------------------------------------------------
Revolving credit facility with
  a weighted average interest
  rate at December 31, 1995 of 6.00%(1)                   $ 92,500     $ 85,000
Other borrowings with
  a weighted average interest
  rate at December 31, 1995 of 6.03%(1)(2)                  48,400       37,700
Notes payable:
  5.10%, due February 23, 1996(2)                           20,000       20,000
  8.25%, due January 15, 2004                              124,383      124,307
International borrowings with
  a weighted average interest
  rate of 5.61% at December 31,
  1995, due through 2002                                    30,897       31,910
Industrial revenue bonds with a
  weighted average interest rate
  at December 31, 1995 of 5.31%,
  due from 2001-2013                                        26,400       18,405
Other                                                        5,072        5,501
-------------------------------------------------------------------------------
                                                           347,652      322,823
Less current portion                                        19,840        3,304
-------------------------------------------------------------------------------
                                                          $327,812     $319,519
===============================================================================

(1) Two interest rate swaps act to the benefit of the Corporation if interest rates increase. The Corporation receives interest on $25.0 million at the one-month LIBOR rate in exchange for 7.09% through April 1997 and interest on $25.0 million at the six-month LIBOR rate in exchange for 4.48% through December 1996.
(2) Committed credit available under the revolving credit facility provides the ability to refinance this debt on a long-term basis.

         Principal payments on long-term debt in each of the five years subsequent to December 31, 1995 are $19.8, $7.1, $5.3, $4.6 and $163.5 million, respectively.


                                    EX13-19

     In March 1995, the Corporation renegotiated and increased its revolving credit facility to $500.0 million from $280.0 million, making these funds available for a term of five years from the renegotiation date. The covenants of this facility were amended in December 1995 in anticipation of the Amerace acquisition. The Corporation has the option, at the time of drawing funds under this revised facility, of selecting an interest rate based on a number of benchmarks including LIBOR, the certificate of deposit rate and the prime rate of Morgan Guaranty Trust Company. This credit facility includes covenants, among which are limitations on the amount of future indebtedness and the maintenance of certain financial ratios. Dividends are permitted to continue at the current rate per share and may be increased, provided the payout does not exceed 50 percent of net earnings.

     In January 1996, the Corporation completed the sale of $150.0 million of 10-year 6-1/2% senior notes. See Note 15.

9.  STOCK OPTION AND INCENTIVE PLANS

The Corporation has stock option plans that provide for the purchase of the Corporation's common stock by its key employees.

         Following is a summary of the option transactions for the years 1993, 1994 and 1995:

=================================================================
                                                          Average
                                                        Per Share
                                              Shares Option Price
-----------------------------------------------------------------
Balance at December 31, 1992               1,102,104    $   27.29
-----------------------------------------------------------------
Granted                                      303,250        34.78
Exercised                                   (240,266)       25.91
Terminated                                   (17,950)       33.21
-----------------------------------------------------------------
Balance at January 2, 1994                 1,147,138        29.47
-----------------------------------------------------------------
Granted                                      580,250        32.27
Exercised                                   (189,890)       27.70
Terminated                                   (97,350)       32.65
-----------------------------------------------------------------
Balance at January 1, 1995                 1,440,148        30.58
-----------------------------------------------------------------
Granted (1)                                  376,396        28.65
Exercised                                   (226,362)       26.90
Terminated                                  (116,746)       32.43
-----------------------------------------------------------------
Balance at December 31, 1995               1,473,436        30.50
-----------------------------------------------------------------
Exercisable at December 31, 1995             833,936    $   29.00
=================================================================

All amounts have been restated to reflect a two-for-one stock split effective March 8, 1996.
(1) Includes Catamount stock options converted into the Corporation's stock options.

      Under the 1985 and 1990 stock option plans, no further options may be granted and remaining options outstanding are exercisable at various dates until 1999. The 1993 Management Stock Ownership Plan (MSOP) provides that, for each calendar year, up to 1-1/4% of the issued and outstanding common stock of the Corporation shall be available for issuance as grants or awards. This plan provides for granting stock options at a price equal to the fair market value on the date of grant with a term not to exceed ten years.


                                    EX13-20

      At December 31, 1995 a total of 2,563,412 shares was reserved for issuance under stock options already granted or available for future grant.

      The MSOP and, prior to 1994, the 1988 Restricted Stock Incentive Plan, provided for the issuance of common stock as incentive compensation to key employees. The awards are subject to certain restrictions, including one that provides for full vesting if the recipient remains in the employ of the Corporation three years after receipt of the award. The value of the awards is deductible by the Corporation as compensation expense. Shares plus cash payments for federal and state taxes awarded under these plans were 41,748 shares plus $0.6 million in 1995, 56,332 shares plus $0.9 million in 1994 and 38,154 shares plus $0.5 million in 1993.

      The Corporation has a Restricted Stock Plan for Nonemployee Directors under which each director receives 200 restricted shares of common stock annually for a full year of service. These shares remain restricted during the director's term. Shares issued under this plan were 1,850 shares in 1995, 1,600 shares in 1994 and 1,884 shares in 1993.

10.   POSTRETIREMENT BENEFITS

PENSION PLANS
The Corporation and its subsidiaries have several noncontributory pension plans covering substantially all employees. These plans generally provide pension benefits that are based on compensation levels and years of service. Annual contributions to the plans are made according to the established laws and regulations of the applicable countries. Plan assets are primarily invested in equity securities, fixed income securities, cash equivalents and real estate.

     Net periodic pension cost for 1995, 1994 and 1993 for the Corporation's defined benefit pension plans included the following components:


=====================================================================================
In thousands                                 1995              1994              1993
-------------------------------------------------------------------------------------
Service cost--benefits earned during
  the period                             $  4,961          $  5,150          $  4,852
Interest cost on projected benefit
  obligation                               10,193             9,617             9,119
Actual return on assets                   (17,145)           (2,346)           (9,971)
Net amortization and deferral               4,833           (10,345)           (2,398)
-------------------------------------------------------------------------------------
  Net periodic pension cost              $  2,842          $  2,076          $  1,602
=====================================================================================

     Assumptions used in developing the net periodic pension cost were:

====================================================================================
                                      U.S. Plans                  Non-U.S.Plans
------------------------------------------------------------------------------------
                              1995      1994      1993      1995      1994      1993
------------------------------------------------------------------------------------
Discount rate                  8.0%      7.5%      8.0%      7.4%      7.6%      8.2%
Rate of increase in
 compensation level            5.5%      5.0%      5.5%      5.0%      5.1%      6.0%
Expected long-term rate of
 return on plan assets         8.5%      8.5%      8.5%      8.5%      8.6%      8.9%
====================================================================================

Non-U.S. rates are weighted averages.





                                    EX13-21

The following table sets forth the funded status of the Corporation's defined benefit plans as of December 31, 1995 and January 1, 1995 and amounts recognized in the Corporation's balance sheet:

===========================================================================
                                              December 31,       January 1,
In thousands                                          1995             1995
---------------------------------------------------------------------------
Actuarial present value of projected
  benefits based on employment service
  to date and present pay levels:
         Vested employees                        $ 129,380        $ 117,842
         Non-vested employees                        5,120            4,302
---------------------------------------------------------------------------
         Accumulated benefit obligation            134,500          122,144
         Additional amounts related to
           projected pay increases                   9,992           10,145
---------------------------------------------------------------------------
Projected benefit obligation                       144,492          132,289
Plan assets at fair value                          144,356          136,592
---------------------------------------------------------------------------
         Plan assets(less than)in excess of
           projected benefit obligation               (136)           4,303
         Unrecognized transition assets             (6,450)          (7,698)
         Unrecognized net loss                       5,439            5,231
         Unrecognized prior service cost             1,784            1,732
---------------------------------------------------------------------------
Prepaid pension cost (included in
  other assets in the balance sheet)             $     637         $  3,568
===========================================================================

         The present value of projected benefits for U.S. plans for December 1, 1995 was determined using a discount rate of 7.5% and an assumed rate of increase in compensation of 4.5%. The present value of projected benefits for U.S. plans for December 1, 1994 was determined using a discount rate of 8.0% and an assumed rate of increase in compensation of 5.5%.

         During 1995 the Corporation incurred a pension plan curtailment loss of $1.2 million resulting from the closing of its Elizabeth, N.J. facility. This loss was provided for as part of the 1994 restructuring charge.
See Note 4.

         The Corporation maintains a non-qualified supplemental pension plan covering certain key executives, which provides for benefit payments in addition to those subject to the limitations of income tax regulations, and a retirement plan for Nonemployee Directors, which provides benefits to those Board members based on compensation and years of service. The projected benefit obligation relating to these unfunded plans was $13.3 million at December 31, 1995 and $12.0 million at January 1, 1995. Pension expense for these plans was $2.4 million in each of 1995 and 1994 and $1.6 million in 1993.

OTHER POSTRETIREMENT BENEFIT PLANS

The Corporation also sponsors defined contribution 401(k) savings plans for its U.S. employees where the Corporation's contributions are based on a percentage of employee contributions. The cost of these plans for continuing operations was $3.0, $2.7 and $2.4 million in 1995, 1994, and 1993, respectively.

                                    EX13-22

         The Corporation provides certain health care and life insurance benefits to retired employees and certain active employees who meet age and length of service requirements. The Corporation is recognizing the estimated liability for these benefits over the lives of the individuals covered. The Corporation is not funding this liability.

         The net periodic cost for postretirement health care and life insurance benefits for continuing operations in 1995 and 1994 includes the following components:

===========================================================================
In thousands                                             1995          1994
---------------------------------------------------------------------------
Service cost--benefits earned during the period        $  108        $  135
Interest cost on accumulated benefit                    1,377         1,582
Net amortization                                          590         1,066
---------------------------------------------------------------------------
         Net cost                                      $2,075        $2,783
===========================================================================

         The following table shows the Corporation's accumulated postretirement benefit obligation and the amount recognized in the balance sheet at December 31, 1995 and January 1, 1995:

===========================================================================
In thousands                                              1995         1994
---------------------------------------------------------------------------
Retirees                                               $16,451      $18,756
Fully eligible active participants                         424          661
Other active participants                                1,585        1,832
---------------------------------------------------------------------------
         Total                                          18,460       21,249
---------------------------------------------------------------------------
Unrecognized transition liability                      (16,936)     (17,945)
Unrecognized net gain (loss)                             1,231       (1,045)
Unrecognized prior service cost                           (203)        (244)
---------------------------------------------------------------------------
         Accrued postretirement benefit costs          $ 2,552      $ 2,015
===========================================================================

         The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1995 and 8.0% in 1994. An increase in the cost of covered health care benefits of 10% was assumed for 1996 and the rate was assumed to decrease by 0.5% annually to 5.5% for 2005 and future years. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $1.8 million at December 31, 1995 and the net periodic cost by $0.2 million for the year then ended.

11. COMMITMENTS

     The Corporation and its subsidiaries are parties to various leases relating to plants, warehouses, office facilities, automobiles and other equipment, principally data processing. All leases expire prior to the year 2022. Real estate taxes, insurance and maintenance expenses are normally obligations of the Corporation. It is expected that in the normal course of business the majority of the leases will be renewed or replaced by other leases. The Corporation has certain capitalized leases consisting principally of leases for buildings and equipment. Assets capitalized under long-term leases were $15.4 and $8.1 million at December 31, 1995 and January 1, 1995, respectively.





                                    EX13-23

     Future minimum payments under capital and noncancelable operating leases of continuing operations consisted of the following at December 31, 1995:

=============================================================
In thousands                            Capital     Operating
-------------------------------------------------------------
1996                                     $1,336       $16,609
1997                                      1,697         9,128
1998                                        764         7,792
1999                                        636         6,881
2000                                        544         6,088
Thereafter                                3,930        20,235
-------------------------------------------------------------
Total minimum lease payments              8,907       $66,733
Less amounts representing interest        2,350
-------------------------------------------------------------
Present value of future minimum
  lease payments                         $6,557
=============================================================

     Rent expense for operating leases of continuing operations was $23.8, $22.1 and $21.0 million in 1995, 1994 and 1993, respectively.

12. OTHER FINANCIAL DATA

     Other expense - net for continuing operations consists of the following:

===================================================================================
In thousands                                        1995        1994           1993
-----------------------------------------------------------------------------------
Investment income                               $  6,508    $  6,103       $  4,840
Interest expense                                 (27,600)    (26,852)       (30,247)
Foreign currency losses                             (100)     (1,634)(1)     (1,984)
Foreign exchange contract gains(losses)             (104)     (1,195)         1,202
Other                                                995        (494)          (927)
-----------------------------------------------------------------------------------
                                                $(20,301)   $(24,072)      $(27,116)
===================================================================================

(1) Includes loss on unhedged Mexican liabilities.

     Interest rate swaps reduced interest expense by $0.2 million in 1995 while increasing interest expense by $1.5 and $2.4 million in 1994 and 1993, respectively.
     The Corporation expenses the cost of advertising as it is incurred. Total advertising expense was $15.1 million in 1995, $15.0 million in 1994 and $13.9 million in 1993.
     Accrued liabilities include salaries, fringe benefits and other compensation amounting to $29.3 and $27.0 million in 1995 and 1994, respectively.
     Inventories consisted of the following:

==================================================
                      December 31,      January 1,
In thousands                  1995            1995
--------------------------------------------------
Finished goods            $103,328        $ 96,159
Work in process             31,159          33,663
Raw materials               77,373          68,600
--------------------------------------------------
                          $211,860        $198,422
==================================================

13.  BUSINESS SEGMENTS
The Corporation operates in three business segments: Electrical Construction and Maintenance Components ("Electrical"), Electronic/OEM Components ("Electronic"), and Other Products and Components ("Other"). Net sales comprise sales to unaffiliated customers; intersegment sales are immaterial. Segment earnings from operations consist of net sales less


                                    EX13-24
cost of sales and operating expenses. General corporate expenses have not been allocated to segments. General corporate assets not allocated to segments are principally cash and investments.

==================================================================================
In thousands                                 1995           1994(1)           1993(1)
----------------------------------------------------------------------------------
NET SALES
Electrical                            $   611,691    $   516,843       $   444,528
Electronic                                297,934        260,110           246,857
Other                                     327,200        299,212           266,124
----------------------------------------------------------------------------------
     Total                            $ 1,236,825    $ 1,076,165       $   957,509
----------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS(2)
Electrical                            $    92,064    $    29,862       $    74,025
Electronic                                 37,875            360            13,117
Other                                      34,211         24,813            24,268
General Corporate                         (26,679)       (30,469)          (24,352)
----------------------------------------------------------------------------------
    Total                             $   137,471    $    24,566       $    87,058
----------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Electrical                            $   491,166    $   465,919       $   379,171
Electronic                                251,281        217,177           217,081
Other                                     326,128        319,969           324,201
General Corporate                         190,807        205,147           131,631
Discontinued Op's                               -              -            81,098
----------------------------------------------------------------------------------
   Total                              $ 1,259,382    $ 1,208,212       $ 1,133,182
----------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Electrical                            $    53,318    $    28,508       $    13,954
Electronic                                 31,917         16,738             9,010
Other                                      14,285         10,025             5,033
General Corporate                           2,240          3,838                47
Discontinued Op's                               -          7,797            10,511
----------------------------------------------------------------------------------
    Total                             $   101,760    $    66,906       $    38,555
----------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Electrical                            $    24,480    $    22,010       $    20,287
Electronic                                 15,363         17,042            15,623
Other                                      11,937         12,459            11,993
General Corporate                           2,896          2,021             1,095
Discontinued Op's                               -          4,726             8,908
----------------------------------------------------------------------------------
   Total                              $    54,676    $    58,258       $    57,906
==================================================================================

(1) Certain prior-year amounts have been reclassified to conform to current-year presentation.
(2) 1994 includes restructuring charges of $52.7 million in Electrical, $23.1 million in Electronic, $1.8 million in Other and $1.4 million in General Corporate and a write-down of $1.3 million in Electrical, $2.5 million in Other and $6.8 million in General Corporate for previously vacated facilities.

                                    EX13-25

14. FINANCIAL INFORMATION RELATING TO OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS The Corporation's operations are conducted in three principal areas: Domestic, Europe and Other-Non U.S. locations. Transfers between geographic areas were priced on a basis that yields an appropriate rate of return based on assets employed, risk and other factors.


===================================================================================
In thousands                                     1995           1994           1993
-----------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMER
Domestic                                  $   953,490    $   844,066    $   761,053
Europe                                        134,148        113,173        105,666
Other Non-U.S                                 149,187        118,926         90,790
-----------------------------------------------------------------------------------
Total                                     $ 1,236,825    $ 1,076,165    $   957,509
-----------------------------------------------------------------------------------
SALES OR TRANSFERS BETWEEN
GEOGRAPHIC AREAS
Domestic                                  $    52,715    $    45,074    $    43,146
Europe                                          8,186          5,285          3,600
Other Non-U.S                                  21,759         12,615          8,563
-----------------------------------------------------------------------------------
Total                                     $    82,660    $    62,974    $    55,309
-----------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES(1)(2)
Domestic                                  $   115,875    $    38,653    $    90,257
Europe                                         18,389           (581)         7,040
Other Non-U.S                                  29,886         16,963         14,113
General Corporate                             (26,679)       (30,469)       (24,352)
                                          -----------------------------------------
  Earnings from
    operations                                137,471         24,566         87,058
Other expense - net                           (20,301)       (24,072)       (27,116)
-----------------------------------------------------------------------------------
Total                                     $   117,170    $       494    $    59,942
-----------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Domestic                                  $   827,449    $   787,180    $   771,120
Europe                                         83,397         72,066         69,645
Other Non-U.S                                 162,322        149,513         85,069
Corporate assets
    (principally cash
    and investments)                          190,807        205,147        131,631
Assets of discontinued
    operations                                      -              -         81,098
Adjustments and
    eliminations                               (4,593)        (5,694)        (5,381)
-----------------------------------------------------------------------------------
TOTAL                                     $ 1,259,382    $ 1,208,212    $ 1,133,182
===================================================================================

(1) Certain prior-year amounts have been reclassified to conform to current-year presentation.
(2) Fiscal 1994 Domestic, European, Other Non-U.S. and General Corporate earnings include a restructuring charge and write-down of previously vacated facilities of $67.1, $12.2, $2.2 and $8.1 million, respectively.



                                    EX13-26

15.   SUBSEQUENT EVENTS

ACQUISITIONS
On January 2, 1996, the Corporation acquired all of the outstanding stock of Amerace Corporation for $220.6 million in cash. Amerace is a manufacturer of electrical products for utility and industrial markets; its most significant products are underground power and distribution connectors sold under its Elastimold brand name. This acquisition will be accounted for using the purchase method of accounting.

The Corporation's consolidated statement of earnings will not include the revenues and expenses of Amerace until the year 1996. The following unaudited proforma results, however, were developed assuming Amerace had been acquired on January 2, 1995:

========================================================================
In thousands (except per share data)                                1995
------------------------------------------------------------------------
Net sales                                                     $1,451,719
Net earnings                                                  $   86,077
Net earnings per share                                        $     2.15
========================================================================

     This pro forma sales and earnings information is not necessarily indicative of the combined results of operations that would have occurred had the acquisition taken place on January 2, 1995, nor are they necessarily indicative of results of operations for any future period.

     The Corporation is evaluating approaches to integrating the operations of Amerace, but such studies have not yet been finalized. The costs of integrating Amerace operations are expected to result in an increase in the amount of the purchase price which will be allocated to goodwill.

     The acquisition of Amerace was initially financed with borrowings from the Corporation's $500.0 million revolving credit facility. In January 1996, the Corporation completed the sale of $150.0 million of 10-year 6-1/2% senior notes. The net proceeds from the sale of these securities were used to reduce bank debt incurred to finance the acquisition.

     On January 5, 1996, the Corporation acquired certain assets (primarily inventories and equipment) from Bowers Manufacturing Corporation relating to the manufacture, sale and distribution of metallic and non-metallic electrical outlet boxes and surface raceway systems, for $8.5 million in cash. This acquisition will be accounted for using the purchase method of accounting.

COMMON STOCK SPLIT
In February 1996, the Board of Directors approved a two-for-one stock split payable on April 9, 1996, to be issued to shareholders of record on March 8, 1996, at the rate of one additional share for each share held. The stock split has been reflected as of December 31, 1995, by a transfer of $10.0 million from additional paid-in capital to common stock, representing a $0.50 par value for each additional share to be issued. Also in February 1996 the Board of Directors approved an amendment to the Certificate of Incorporation to increase the authorized shares of common stock from 40 to 80 million. All share and per share data included in this annual report have been restated to reflect this stock split.


                                    EX13-27

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

                                    EX13-28

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF THOMAS & BETTS CORPORATION:
We have audited the consolidated balance sheets of Thomas & Betts Corporation and subsidiaries as of December 31, 1995 and January 1, 1995, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation and subsidiaries at December 31, 1995 and January 1, 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP
Memphis, Tennessee
February 8, 1996

                                    EX13-29

QUARTERLY REVIEW
Thomas & Betts Corporation

==================================================================================================================
Dollars in thousands
(except per share data)                                                1995(6)           1994                 1993
------------------------------------------------------------------------------------------------------------------
FIRST QUARTER
Net sales                                                          $310,328          $248,262             $235,193
Gross profit                                                        103,398            81,276               80,882
Earnings (loss) from continuing
  operations                                                         16,988            10,264               10,040
Net earnings                                                         16,988            13,877               14,848(3)
Earnings (loss) per share - continuing operations(5)                    .43               .27                  .27
Earnings per share(5)                                                   .43               .37                  .39(3)
Cash dividends declared per share(5)                                    .28               .28                  .28
Market price range(5)                                         34 3/8-32 3/8         34-29 1/8        35 3/4-31 1/2

SECOND QUARTER
Net sales                                                          $307,830          $261,707             $234,061
Gross profit                                                        107,171            88,913               79,871
Earnings from continuing operations                                  19,359            12,772                9,362
Net earnings                                                         19,359            16,100               12,235
Earnings per share - continuing operations(5)                           .48               .34                  .25
Earnings per share(5)                                                   .48               .42                  .33
Cash dividends declared per share(5)                                    .28               .28                  .28
Market price range(5)                                         34 1/4-31 3/8         33-30 5/8                36-31

THIRD QUARTER
Net sales                                                          $307,779          $277,407             $240,918
Gross profit                                                        106,423            92,747               82,128
Earnings (loss) from  continuing operations                          21,263           (40,715)              10,816
Net earnings                                                         21,263            18,277(4)            13,201
Earnings (loss) per share - continuing operations(5)                    .53             (1.06)                 .28
Earnings per share(5)                                                   .53               .47(4)               .35
Cash dividends declared per share(5)                                    .28               .28                  .28
Market price range(5)                                         35 1/8-32 1/4     34 1/8-30 1/2        32 1/2-29 7/8

FOURTH QUARTER
Net sales                                                          $310,888          $288,789             $247,337
Gross profit                                                        107,753           102,365               86,051
Earnings from continuing operations                                  23,292            19,566               13,371
Net earnings                                                         23,292            19,566               16,255
Earnings per share - continuing operations(5)                           .58               .50                  .36
Earnings per share(5)                                                   .58               .50                  .43
Cash dividends declared per share(5)                                    .28               .28                  .28
Market price range(5)                                         37 5/8-31 1/4     35 5/8-32 5/8        31 3/8-28 1/2
==================================================================================================================

==================================================================================================================
Dollars in thousands
(except per share data)                                                1992              1991                 1990
------------------------------------------------------------------------------------------------------------------
FIRST QUARTER
Net sales                                                         $ 231,439          $123,856             $128,304
Gross profit                                                         78,756            53,003               56,595
Earnings (loss) from continuing
  operations                                                         (2,427)(2)        11,608               12,416
Net earnings                                                            132 (2)        14,294               15,500
Earnings (loss) per share - continuing operations(5)                   (.06)(2)           .34                  .36
Earnings per share(5)                                                     - (2)           .42                  .45
Cash dividends declared per share(5)                                    .28               .27                  .25
Market price range(5)                                         32 5/8-27 5/8     28 1/4-22 1/2        28 3/4-23 7/8

SECOND QUARTER
Net sales                                                          $238,283          $117,571             $129,201
Gross profit                                                         83,253            49,549               55,873
Earnings from continuing operations                                  13,157            10,255               11,924
Net earnings                                                         15,026            12,275               15,006
Earnings per share - continuing operations(5)                           .35               .30                  .35
Earnings per share(5)                                                   .40               .36                  .44
Cash dividends declared per share(5)                                    .28               .28                  .26
Market price range(5)                                         31 1/8-27 3/8     30 1/2-26 1/4            30 3/4-26

THIRD QUARTER
Net sales                                                          $237,823          $113,346             $124,935
Gross profit                                                         86,598            47,435               55,004
Earnings (loss) from  continuing operations                          14,193             9,215                1,003(1)
Net earnings                                                         16,842            10,700                5,096(1)
Earnings (loss) per share - continuing operations(5)                    .38               .27                  .03(1)
Earnings per share(5)                                                   .45               .31                  .15(1)
Cash dividends declared per share(5)                                    .28               .28                  .27
Market price range(5)                                         34 1/2-29 3/4     27 7/8-25 1/4            28-20 3/8

FOURTH QUARTER
Net sales                                                          $232,003          $116,785             $124,220
Gross profit                                                         85,424            46,655               52,847
Earnings from continuing operations                                  15,657             9,434               11,467
Net earnings                                                         18,923            11,181               12,798
Earnings per share - continuing operations(5)                           .42               .28                  .34
Earnings per share(5)                                                   .51               .33                  .38
Cash dividends declared per share(5)                                    .28               .28                  .27
Market price range(5)                                         34 1/2-31 1/8     29 1/8-25 3/8        23 5/8-20 1/8
==================================================================================================================

Prior-year results of operations reflect Vitramon as a discontinued operation(sold July 1994).
Includes the results of American Electric from January 2, 1992(date acquired). Per share amounts based on average shares outstanding in each quarter.
(1) Includes a pretax charge of $9.0 for consolidating manufacturing facilities and reducing operating expenses.
(2) Includes a pretax charge of $15.0 for restructured operations.
(3) Includes a one-time gain of $1.6 for the cumulative effect of change in accounting for income taxes.
(4) Includes a pretax gain of $99.1 from the sale of Vitramon, Inc., a pretax charge of $79.0 for restructuring,and a pretax operating write-down of $10.6 for previously vacated facilities.
(5) Amounts have been restated to reflect a two-for-one stock split effective March 8, 1996.
(6) The first three quarters of 1995 have been restated to include the results of Catamount and E. K. Campbell,accounted for as immaterial poolings of interest.
                                    EX13-30

ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL DATA
Thomas & Betts Corporation

==================================================================================================================
Dollars and shares in thousands (except per share data)                        1995           1994            1993
------------------------------------------------------------------------------------------------------------------
OPERATIONAL DATA
Net sales                                                               $ 1,236,825     $ 1,076,165     $   957,509
                                                                        -------------------------------------------
Costs and expenses
  Cost of sales                                                             812,080         710,864         628,577
  Marketing, general and administrative                                     254,780         229,897         211,430
  Research and development                                                   22,698          20,787          18,664
  Amortization of intangibles                                                 9,796          11,040          11,780
  Provision for restructured operations                                           -          79,011               -
                                                                        -------------------------------------------
                                                                          1,099,354       1,051,599         870,451
                                                                        -------------------------------------------
Earnings from operations                                                    137,471          24,566          87,058
Other income (expense) - net                                                (20,301)        (24,072)        (27,116)
                                                                        -------------------------------------------
Earnings from continuing operations before income taxes                     117,170             494          59,942
Income taxes (benefit)                                                       36,268          (1,393)         16,353
                                                                        -------------------------------------------
Earnings from continuing operations before cumulative effect
  of change in accounting for income taxes                                   80,902           1,887          43,589
  Percent of sales                                                              6.5%            0.2%            4.6%
Earnings from discontinued operations net of income taxes                         -           7,350          11,322
Gain on sale of discontinued operations, net of
  income taxes of $40,492                                                         -          58,583               -
                                                                        -------------------------------------------
Earnings before cumulative effect of change in
   accounting for income taxes                                               80,902          67,820          54,911
Cumulative effect of change in accounting for income taxes                        -               -           1,628
                                                                        -------------------------------------------
  Net earnings                                                          $    80,902        $ 67,820(1)  $    56,539
                                                                        -------------------------------------------
  Net return on sales                                                           6.5%            6.3%            5.9%
  Return on average shareholders' equity                                       14.0%           13.1%           12.0%

FINANCIAL POSITION (AT YEAR END)
Current assets                                                          $   527,615     $   533,933     $   489,091
Current liabilities                                                     $   282,921     $   280,344     $   205,465
Working capital                                                         $   244,694     $   253,649     $   283,626
Current ratio                                                              1.9 to 1        1.9 to 1        2.4 to 1
Property, plant and equipment - net                                     $   338,181     $   275,525     $   296,004
Long-term debt                                                          $   327,812     $   319,519     $   393,502
Shareholders' equity                                                    $   600,574     $   553,043     $   480,832
Total assets                                                            $ 1,259,382     $ 1,208,212     $ 1,133,182

COMMON STOCK DATA
Cash dividends declared                                                 $    44,238     $    43,406     $    42,220
  Percent of net earnings                                                        55%             64%             75%
Per share(2)
  Continuing operations                                                 $      2.02     $       .05     $      1.16
  Net earnings                                                          $      2.02     $      1.76(1)  $      1.50
  Cash dividends declared                                               $      1.12     $      1.12     $      1.12
  Shareholders' equity                                                  $     14.99     $     14.10     $     12.74
  Market price range                                                  37 5/8-31 1/4   35 5/8-29 1/8       36-28 1/2

OTHER DATA
  Capital expenditures                                                  $   101,760     $    66,906     $    38,555
  Depreciation                                                          $    44,880     $    46,558     $    46,126
  Employees                                                                   8,700           7,400           8,000
  Average shares outstanding(2)                                              39,956          38,608          37,674
===================================================================================================================

Includes the results of Catamount and E. K. Campbell from January 2, 1995. Prior years reflect Vitramon as a discontinued operation (sold July, 1994). Includes results of American Electric from January 2, 1992 (date acquired).
(1) Includes a pretax gain from the sale of Vitramon Inc. of $99.1, a pretax charge of $79.0 for restructuring, and a pretax operating write-down of $10.6 for previously vacated facilities.
(2) Amounts have been restated to reflect a two-for-one stock split effective March 8, 1996.

                                    EX13-31

==================================================================================================================================
         1992            1991            1990           1989              1988             1987              1986             1985
----------------------------------------------------------------------------------------------------------------------------------
 $    939,548      $  471,558       $ 506,660      $ 470,481         $ 446,899        $ 380,773         $ 347,400        $ 318,000
----------------------------------------------------------------------------------------------------------------------------------
      605,517         274,916         286,341        257,751           233,194          187,358           169,290          158,921
      201,818         118,028         124,553        120,441           118,257          110,806            99,795           90,591
       17,368          12,499          16,613         16,764            15,929           17,082            16,589           17,574
       13,498           4,154           4,106          3,075             2,627              283               273              269
       15,000               -           9,000              -                 -            4,995                 -                -
----------------------------------------------------------------------------------------------------------------------------------
      853,201         409,597         440,613        398,031           370,007          320,524           285,947          267,355
----------------------------------------------------------------------------------------------------------------------------------
       86,347          61,961          66,047         72,450            76,892           60,249            61,453           50,645
      (33,364)         (6,496)         (9,925)        (1,590)             (889)           5,870             1,869            2,336
----------------------------------------------------------------------------------------------------------------------------------

       52,983          55,465          56,122         70,860            76,003           66,119            63,322           52,981
       12 403          14,953          19,312         22,295            24,267           23,229            25,322           19,581
----------------------------------------------------------------------------------------------------------------------------------


       40,580          40,512          36,810         48,565            51,736           42,890            38,000           33,400
          4.3%            8.6%            7.3%          10.3%             11.6%            11.3%             10.9%           10.5%
       10,343           7,938          11,590          5,170             6,914            5,610             2,215              862

            -               -               -              -                 -                -                 -                -
----------------------------------------------------------------------------------------------------------------------------------


       50,923          48,450          48,400         53,735            58,650           48,500            40,215           34,262
           -                -               -              -                -                 -                 -                -
----------------------------------------------------------------------------------------------------------------------------------

 $     50,923      $   48,450       $  48,400      $  53,735         $  58,650        $  48,500         $  40,215         $  34,262
----------------------------------------------------------------------------------------------------------------------------------

          5.4%           10.3%            9.6%         11.4%             13.1%            12.7%             11.6%             10.8%
         12.3%           13.6%           14.1%         16.5%             19.4%            17.8%             16.3%             15.0%


 $    463,463      $  334,889       $ 337,136      $ 331,636         $ 294,675        $ 259,808         $ 240,843         $ 209,659
 $    198,659      $  152,426       $ 167,103      $ 158,895         $ 124,335        $  88,582         $  80,721         $  65,626
 $    264,804      $  182,463       $ 170,033      $ 172,741         $ 170,340        $ 171,226         $ 160,122         $ 144,033
     2.3 to l        2.2 to l        2.0 to l       2.1 to l          2.4 to l         2.9 to l          3.0 to l          3.2 to l
 $    296,138      $  213,400       $ 206,283      $ 188,747         $ 165,630        $ 141,936         $ 114,358         $ 100,905
 $    420,345      $   68,270       $  48,763      $  57,579         $  40,590        $  19,441         $  16,281         $  13,625
 $    463,062      $  363,394       $ 350,590      $ 335,534         $ 314,819        $ 288,577         $ 257,627         $ 234,969
 $  1,117,063      $  599,672       $ 585,527      $ 564,309         $ 492,942        $ 410,087         $ 363,453         $ 319,827


 $     41,948      $   37,708       $  35,601      $  33,330         $  30,536        $  26,739         $  23,073         $   20,66
           82%             78%             74%           62%               52%              55%               57%               60%

 $       1.09      $     1.19       $    1.08      $    1.43        $    1.53        $    1.27         $    1.14          $    1.00
 $       1.36      $     1.42       $    1.42      $    1.58        $    1.73        $    1.44         $    1.20          $    1.03
 $       1.12      $     1.11       $    1.05      $     .98        $     .90        $     .82         $     .74          $     .67
 $      12.34      $    10.64       $   10.31      $    9.86        $    9.29        $    8.54         $    7.67          $    7.04
34 1/2-27 3/8   30 1/2-22 1/2   30 3/4-20 1/8     27 7/8-23     30 3/8-22 3/4    33 7/8-20 3/4     24 7/8-18 1/2      21 5/8-16 3/4


 $     47,434      $   40,292       $  47,874      $  44,901        $  53,899         $  43,071        $  27,832          $  32,656
 $     41,233      $   30,993       $  30,782      $  25,558        $  24,156         $  21,561        $  16,764          $  15,138
        7,600           4,700           4,900          5,000            4,700             4,200            4,100              3,900
       37,434          34,106          34,060         33,996           33,906            33,730           33,494             33,378
===================================================================================================================================

                                    EX13-32