Form 10-K, Exhibit 13
period 1996-12-29
THOMAS & BETTS CORP
filed 1997-03-26
CIK 97854

FINANCIAL HIGHLIGHTS
Thomas & Betts Corporation

In thousands
(except per share data)                      1996           1995

Net sales                              $1,985,145     $1,733,368

Special charges(1)                     $   97,067     $   23,000

Net earnings (after special charges)   $   59,868     $   88,502

Net earnings per common share          $     1.13     $     1.69

Cash dividends declared per
  common share                         $     1.12     $     1.12

Average shares outstanding                 53,059         52,494

Shareholders' equity                   $  868,382     $  850,312

Capital expenditures                   $  107,807     $  131,442

Employees                                  14,700         12,600

Shareholders of record                      5,611          5,494


As a result of the merger of Thomas & Betts Corporation and Augat
Inc. on December 11, 1996, accounted for as a pooling of interests, all Financial Highlights except dividends per share include the combined amounts of both companies for all periods presented.

                               1996       1996       1995       1995
                              Before      After     Before      After
                              Special    Special    Special    Special
                              Charges    Charges    Charges    Charges

Net sales (in millions)         $1,985    $1,985     $1,733     $1,733

Net earnings (in millions)(2)   $125.5    $ 59.9     $103.8     $ 88.5

Earnings per share(2)           $ 2.36    $ 1.13     $ 1.98     $ 1.69

Return on average
  shareholders' equity(2)         13.9%      7.0%      12.5%      10.8%


(1) Special charges of $97.1 million pretax in 1996 consisted of merger costs, restructuring costs and other charges. Augat special charges of $23.0 million pretax in 1995 consisted of restructuring costs and other charges. Excluding these charges, earnings per share would have been $2.36 in 1996 and $1.98 in 1995. See Notes 3 and 4 to Consolidated Financial Statements.

(2) Special charges in 1995 and 1996 reduced net earnings, earnings per share and return on average shareholders' equity as shown.




FINANCIAL REVIEW

1996 vs. 1995
The Corporation's 1996 financial results reflect two significant acquisitions. First, the financial results of Amerace Corporation ("Amerace"), a January 2, 1996 acquisition accounted for as a purchase, are included effectively for all of 1996. Second, the merger with Augat Inc. ("Augat"), the Corporation's largest-ever acquisition, occurred in December 1996. The financial results of the Corporation and Augat have been combined for all periods presented as called for under pooling of interests accounting. In conjunction with the Augat merger, the Corporation recorded special charges of $97.1 million pretax for merger costs, restructuring costs and other charges.

     Sales for 1996 were a record $1,985.1 million, 15 percent above 1995 sales of $1,733.4 million, with sales from new acquisitions coupled with expansion of existing businesses providing the growth. Overall, price increases and currency effects were not significant in either 1996 or 1995.
Approximately one-quarter of the Corporation's sales in both 1996 and 1995 were made to customers outside the U.S.

     Net earnings for 1996 of $59.9 million, or $1.13 per share, were below the 1995 level of $88.5 million, or $1.69 per share, due to the special charges of $97.1 million recorded in the fourth quarter. Excluding the after-tax impact of the special charges ($65.6 million in 1996 and $15.3 million in 1995), net earnings would have been $125.5 million in 1996, or $2.36 per share, an increase of 21 percent from $103.8 million, or $1.98 per share, in 1995. This increase resulted from the additional sales volume generated by acquisitions as well as existing businesses, lower commodity costs and cost reductions from prior-years' restructuring initiatives.

     Sales and earnings from operations, excluding special charges, improved in all three of the Corporation's business segments.

     Electrical Construction and Maintenance Components' segment sales increased 8 percent to $627.3 million in 1996. Higher volumes of existing and new products in industrial, commercial and residential markets contributed most of the growth. Earnings from operations, excluding special charges, improved 11 percent on the higher sales volume.

     Electronic/OEM Components' segment sales increased 11 percent to $920.7 million in 1996, reflecting increased penetration of domestic professional electronics markets together with acquisitions and new product launches in OEM electronics.
Earnings from operations, excluding special charges, rose 14 percent as a result of the higher sales volume and cost reductions from prior-years' restructuring initiatives.

     The Other Products and Components' segment sales increased 36 percent to $437.1 million in 1996, primarily driven by sales from the Amerace acquisition and aided by gains from existing utility and telecommunications products. Earnings from operations, excluding special charges, grew 59 percent as a result of higher sales volume, higher-margin product sales and lower commodity costs.

     Consolidated gross margin of 29.6 percent in 1996 was slightly improved from the 1995 gross margin of 29.5 percent. Excluding the special charges of $13.8 million in 1996 and $2.5 million in 1995, gross margin improved to 30.3 percent from 29.7 percent, reflecting restructuring-related cost savings and lower commodity costs.

     Marketing, general and administrative expenses were 17.1 percent of sales in 1996. Excluding special charges of $19.7 million in 1996 and $1.8 million in 1995, these expenses were
16.1 percent of sales in 1996, a modest improvement from 16.3 percent in 1995, as a result of the administrative efficiencies realized from integration of acquired businesses into the Corporation. Research and development expenses increased 7 percent in 1996 and constituted 2.4 percent of sales. Amortization expense increased by $4.0 million in 1996 versus 1995 primarily due to additional amortization of goodwill resulting from the acquisition of Amerace at the beginning of the year.

     The 1996 merger expense included legal and financial advisory fees and change-of-control payments. The provision for restructured operations in 1996 and 1995 is described more fully under Restructuring.

     Other expense for 1996 increased by $14.5 million versus 1995. The increase was the result of higher interest expense on increased debt from the acquisition of Amerace and the Augat merger's special charges, partially offset by higher income from equity investees, primarily from joint ventures acquired in the Amerace purchase.

     The effective tax rate of 34.1 percent for 1996 was 2.7 points higher than the 1995 tax rate primarily due to the impact of non-deductible merger expenses in 1996.

     The Corporation's net earnings as a percent of sales declined to 3.0 percent in 1996 because of the special charges. Excluding special charges in both years, return on sales would have improved to 6.3 percent in 1996 compared to 6.0 percent in 1995.


1995 vs. 1994
Sales in 1995 rose 10 percent to a record $1,733.4 million compared to 1994 sales of $1,573.6 million. Sales growth came equally from expansion of existing businesses and acquisitions. Overall, price increases and currency effects were not significant in either 1995 or 1994. Total sales outside the U.S. represented approximately one-quarter of consolidated sales in both 1995 and 1994.

     The impact of additional sales volume and savings realized from the Corporation's restructuring initiatives announced in the third quarter of 1994 were offset by the restructuring charge recorded by Augat in 1995, resulting in net earnings of $88.5 million, or $1.69 per share, for 1995, down 6 percent from $94.0 million, or $1.85 per share, recorded in 1994. Excluding the special charges, 1995 net earnings would have been $103.8 million, or $1.98 per share, up 10 percent from 1994.

     All three of the Corporation's business segments contributed year-over-year improvements in sales and earnings from operations excluding special charges.

     Electrical Construction and Maintenance Components' segment sales increased 17 percent to $580.0 million in 1995, with solid growth generated from existing products as well as from newly acquired businesses. Industrial, commercial and residential construction and renovation activity was particularly strong in the first half of the year. Savings related to the 1994 restructuring in this segment were offset in part by higher commodity costs and a less favorable product sales mix than in the prior year, but 1995 earnings from operations still achieved 10 percent growth compared to 1994 earnings excluding special charges.

     Electronic/OEM Components' segment sales increased 6 percent to $832.7 million in 1995, with one-half of the increase derived from sales growth in existing products and expansion of the customer base and the remainder primarily from strengthening currencies in Europe and the Far East. Higher demand in the automotive, computer, industrial automation and telecommunications markets drove volume gains in all regions -
North America, Europe and the Far East.   Volume gains, coupled
with restructuring-related cost savings, produced 13 percent higher earnings from operations in 1995 compared to 1994, excluding special charges in both years.

     The Other Products and Components' segment sales increased 9 percent to $320.7 million in 1995, with two-thirds of the increase from existing products and markets and one-third from acquisitions. Demand for heating products continued strong in 1995 while demand for utility and telecommunication products and components improved versus the prior year, resulting in 18 percent earnings from operations growth in 1995 compared to 1994, excluding special charges.

     Consolidated gross margin improved to 29.5 percent in 1995 versus 28.9 percent in 1994. The 1994 margin included $3.8 million of special facilities-related charges while the 1995 margin benefited from restructuring-related cost reductions in North America and Europe that more than offset higher commodity costs.

     Marketing, general and administrative expenses were 16.3 percent of sales in 1995 excluding special charges, essentially unchanged from 16.2 percent in 1994. Research and development expenses increased by 9 percent in 1995 and constituted 2.5 percent of sales. Amortization expense declined $1.0 million in 1995 due to intangibles that became fully amortized during 1994.

     Other expense for 1995 declined $3.2 million from 1994 principally as a result of prior-year currency exchange losses, primarily in Mexico, that did not recur in 1995, and a gain on the sale of certain assets of the Electripak business.

     The effective tax rate of 31.4 percent for 1995 was below the U.S. statutory tax rate primarily due to tax benefits derived from the Corporation's operations in Puerto Rico. The 1995 rate exceeds the 1994 rate of 30.1 percent because of the significant impact that the restructuring charge had on pretax earnings from continuing operations in 1994.

     The Corporation's net earnings as a percent of sales declined to 5.1 percent in 1995 due to Augat's special charges.
Excluding special charges, 1995 return on sales would have been
6.0 percent, equal to the 1994 rate.

Liquidity and Capital Resources
Net cash flow from operating activities for the years 1994, 1995 and 1996 was $414.0 million. Earnings from continuing operations plus depreciation and amortization for these three years totaled $416.5 million. These funds were used for working capital needed to support sales growth, expenditures relating to restructuring activities, capital projects, business acquisitions and dividend payments. Working capital needs included higher levels of accounts receivable relating to higher sales volume, increased inventory levels to support sales growth and spending for restructuring initiatives. These working capital needs were partially offset by higher payables due to increased purchases and higher taxes payable due to higher pre-restructuring taxable income.

     In January 1996, the Corporation issued $150.0 million of 10-year 6.50 percent senior notes. The net proceeds from the sale of these securities were used to reduce January 1996 borrowings under the Corporation's credit facility incurred to finance the acquisition of Amerace.

     The Corporation has access to funds made available under a $500 million, five-year revolving credit facility. At December 29, 1996, $205 million of borrowings under the facility were outstanding. The Corporation continues to fund its capital and operating needs with cash flows from operations augmented by borrowing under this revolving credit facility and from other sources.


Mergers, Acquisitions and Investments
Augat Inc.
On December 11, 1996 Augat Inc. was merged with a subsidiary of the Corporation. Approximately 12.8 million shares of the Corporation's common stock were exchanged for all of the outstanding common stock of Augat. Augat is a worldwide manufacturer of electronic connectors and devices used in markets such as telecommunications, automotive, information processing and cable television.

Amerace
On January 2, 1996 the Corporation acquired all the outstanding stock of Amerace Corporation for $212.5 million in cash. Amerace is a manufacturer of electrical products for utility and industrial markets. Its most significant products are underground power and distribution connectors sold under the Elastimold brand name. Excluding its Hendrix Wire and Cable business, which was sold by the Corporation in May 1996, Amerace generated 1996 sales of $147.0 million. The cash purchase price was financed in part by use of the Corporation's revolving credit facility and in part by the issuance of senior notes.

Other
The Corporation completed six acquisitions during 1996 in addition to Augat and Amerace for a total of approximately $46.0 million consisting of cash and 57,714 shares of the Corporation's common stock. These acquisitions were: in January, certain assets of Bowers Manufacturing Corporation, manufacturer of metallic and non-metallic electrical outlet boxes and surface raceway systems; in March, Porta Systems Corporation, a fiber optics business; in June, the Pilgrim Group of companies, a Canadian manufacturer of cable tray wiring systems; in June, International Energy Saver, manufacturer of evaporative cooling and heat recovery systems; in November, Reznor Europe, a group of companies that manufacture high-quality heating systems; and in November, the assets of Microlectric Canada Ltd., manufacturer of electric meter boxes and accessories. All were accounted for using the purchase method of accounting, and represented approximately $37.0 million of sales reported by the Corporation in 1996.

     During 1995, the Corporation completed five acquisitions for approximately $48.0 million consisting of cash and 657,810 shares of the Corporation's common stock. These acquisitions were: in February, certain assets of the Anchor Electric meter center business; in May, Photon Systems Corp., a designer and manufacturer of systems that enable telecommunication and cable companies to distribute signals over fiber optic networks; in June, Elastomeric Technologies Inc., a manufacturer of customized interconnection technology used in communications and portable electronics; in July, E. K. Campbell Company, a custom industrial heating and cooling equipment manufacturer; and in October, Catamount Manufacturing, Inc., a manufacturer of cable ties, wire connectors and related electrical products. The Anchor Electric, Photon Systems and Elastomeric acquisitions were accounted for using the purchase method of accounting and the E. K. Campbell and Catamount acquisitions were accounted for as immaterial poolings of interests without restating prior-years' results.

     During 1994, the Corporation completed four acquisitions for approximately $73.0 million consisting of cash and 447,432 shares of common stock. Three were purchases from Eaton Corporation involving primarily inventories and equipment: in January, certain circuit protection products; in August, Commander Electrical Products, Inc., a Canadian metal outlet box and fittings business; and in November, a U.S. non-metallic electrical outlet box business. Separately, in February, the Corporation purchased certain assets from Anford, Inc., a Canadian manufacturer of cable tray. In August 1994, the Corporation also purchased a minority interest (approximately 29%) in Leviton Manufacturing Co., Inc., the leading U.S. manufacturer of wiring devices, for approximately $51.0 million consisting of cash and common stock.

Capital Spending
Capital spending of $107.8 million in 1996 returned to a more typical level following the completion of a major spending program on distribution facilities initiated during 1995 when capital spending reached a record $131.4 million. Spending in 1994 was $98.4 million. Capital funds for this three-year period were used for restructuring projects to improve service and reduce operating costs, to expand manufacturing and distribution capacity and produce new products, and to increase efficiency in keeping with the Corporation's strategic focus on core businesses and product lines. Projects in 1996 included completion of the new central distribution center near Memphis, continued expansion of the Corporation's operations in Mexico and restructuring-related spending at Augat to consolidate manufacturing operations. Projects in 1995 included spending on three new state-of-the-art distribution facilities near Memphis and in Canada and Belgium; the expansion of production capabilities in Puerto Rico; and new equipment and efficiency-related improvements at facilities in Arkansas and Mexico. In 1994, the Corporation began refurbishment of a new, leased manufacturing facility in Arkansas, completed a second expansion of its existing distribution facility near Memphis, completed the refurbishment and equipment upgrade at a new, leased distribution facility in Nevada and began construction of the new distribution facility in Canada.

Environmental Matters
The Corporation believes it is substantially in compliance with all applicable environmental laws and regulations and that the cost of maintaining substantial compliance with such laws and regulations will not be material to its financial statements.

     In connection with the merger with Augat in the fourth quarter of 1996, the Corporation conducted environmental site assessments on certain manufacturing facilities being remediated or potentially requiring remediation. As a result of these studies, as well as an evaluation of Augat's liabilities under Superfund or similar statutes, the special charges associated with this acquisition included $5.1 million to augment already existing Augat environmental reserves. In 1995 and 1994, $1.8 and $7.0 million, respectively, were provided for potential environmental remediation of planned facility closings. The Corporation paid approximately $2.0, $1.5 and $1.0 million for remediation and corrective matters for the years 1996, 1995 and 1994, respectively, with payments for Superfund-related matters being less than $0.5 million in any year. The Corporation's policy is to accrue undiscounted future remediation expenses to the extent known and determinable.

Restructuring
During the fourth quarter of 1996, the Corporation recorded a restructuring charge of $24.5 million relating to the integration of Augat and initiatives to optimize operations and improve future profitability. This charge included non-cash charges of $6.6 million for the write-down of equipment to be disposed of and cash charges of $17.9 million, primarily for employee severance and related benefit costs. Cost savings resulting from these initiatives are expected to be approximately $5.0 to $10.0 million in 1997 and $15.0 to $20.0 million annually thereafter.

     In the fourth quarter of 1995, Augat recorded a restructuring charge of $18.7 million for closing redundant or excess facilities, abandoning excess equipment, discontinuing inventory in low-margin product lines and employee severance costs. At the end of 1996 only $0.7 million of the reserve remained, primarily for ongoing employee severance costs.

     Activities related to the $79.0 million pretax restructuring charge taken by the Corporation in 1994 are essentially complete and only $4.1 million of the reserve remained at the end of 1996, primarily for ongoing environmental remediation costs at idled facilities. All restructuring actions have been implemented and have produced the cost savings anticipated when the charge was taken.

Other Matters
The Corporation manages its foreign currency exchange rate risk by entering into foreign exchange contracts to hedge its foreign currency transaction exposures. The Corporation will, on occasion, enter into interest rate swaps to reduce the impact of changes in interest rates on portions of its floating-rate debt. It does not trade in these instruments for speculative purposes.


     The Corporation maintains a portfolio of marketable securities and cash equivalents in Puerto Rico, which at year-end 1996 was valued at $113.4 million. Although these investments represent currently available funds, they remain invested so the Corporation can obtain favorable, partially tax-exempt status on earnings generated in Puerto Rico.

Dividends and Related Security-Holder Matters
In 1996, the Corporation declared cash dividends of $1.12 per share, or $45.2 million. In addition to cash dividends of $1.12 per share declared on the Corporation's common stock, Augat declared and paid cash dividends of $0.16 per share, or $3.2 million, prior to the merger in 1996. These dividends represent 81 percent of net earnings in 1996 compared to dividends representing 54 percent of net earnings in 1995. Debt covenants permit the Corporation to continue paying dividends at the current rate, with increases allowed only if the dividend payout does not exceed 50 percent of earnings. Thomas & Betts has paid dividends for 63 consecutive years.

     The Corporation's common stock is traded on the New York
Stock Exchange. Thomas & Betts had 53,303,000 shares of common stock outstanding at December 29, 1996, which were held by 5,611 shareholders of record.




CONSOLIDATED STATEMENT OF EARNINGS
Thomas & Betts Corporation
In thousands (except per share data)         1996        1995         1994

Net Sales                                $1,985,145   $1,733,368   $1,573,602

Costs and Expenses
Cost of sales                             1,398,031    1,221,463    1,118,224
Marketing, general and administrative       339,124      283,861      255,073
Research and development                     47,229       44,083       40,543
Amortization of intangibles                  15,323       11,314       12,345
Merger expense                               30,558            -            -
Provision for restructured operations        24,501       18,700       79,011
                                          1,854,766    1,579,421    1,505,196
Earnings from operations                    130,379      153,947       68,406
Other expense-net                            39,501       25,017       28,212

Earnings from continuing operations
   before income taxes                       90,878      128,930       40,194
Income taxes                                 31,010       40,428       12,107
Earnings from continuing operations          59,868       88,502       28,087
Earnings from discontinued operations,
   net of income taxes of $4,628                  -            -        7,350
Gain on sale of discontinued
   operations, net of income taxes
   of $40,492                                     -            -       58,583

Net earnings                             $   59,868   $   88,502   $   94,020

Share Data
Earnings from continuing operations      $     1.13   $     1.69   $     0.55
Earnings from discontinued operations             -            -         0.15
Gain on sale of discontinued operations           -            -         1.15
Net earnings                             $     1.13   $     1.69   $     1.85
Cash dividends declared                  $     1.12   $     1.12   $     1.12
Average shares outstanding                   53,059       52,494       50,862


See Notes to Consolidated Financial Statements




CONSOLIDATED BALANCE SHEET
Thomas & Betts Corporation

                                                December 29,     December 31,
   In thousands                                        1996             1995
Assets
Current Assets
Cash and cash equivalents                       $   126,355       $   75,155
Marketable securities                                35,940           60,638
Receivables, net                                    361,511          272,472
Inventories                                         363,306          304,989
Deferred income taxes                                62,121           30,967
Prepaid expenses                                      7,818            6,165
     Total Current Assets                           957,051          750,386

Property, Plant and Equipment
Land                                                 16,944           18,891
Buildings                                           217,792          214,165
Machinery and equipment                             765,240          658,848
                                                    999,976          891,904
Less accumulated depreciation                       460,032          419,071
                                                    539,944          472,833
Intangible Assets-Net                               519,276          346,120
Investments and Other Assets                        114,966           97,519
Total Assets                                    $ 2,131,237       $1,666,858

Liabilities and Shareholders' Equity
Current Liabilities
Notes payable                                   $    49,365       $   50,018
Current maturities of long-term debt                 15,690           29,202
Accounts payable                                    190,184          146,654
Accrued liabilities                                 189,961          147,412
Income taxes                                         35,372           18,367
Dividends payable                                    11,328           11,221
     Total Current Liabilities                      491,900          402,874

Long-Term Liabilities
Long-term debt                                      645,096          353,666
Other long-term liabilities                         100,676           35,510
Deferred income taxes                                25,183           24,496

Shareholders' Equity
Common stock                                        284,639           26,383
Additional paid-in capital                                -          243,448
Retained earnings                                   569,869          559,968
Cumulative translation adjustment                    15,084           24,255
Cost of treasury stock                                    -           (3,404)
Other                                                (1,210)            (338)
     Total Shareholders' Equity                     868,382          850,312
Total Liabilities and Shareholders' Equity      $ 2,131,237       $1,666,858


See Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENT OF CASH FLOWS
Thomas & Betts Corporation
In thousands                                      1996        1995       1994
Cash Flows From Operating Activities
Earnings from continuing operations          $  59,868    $ 88,502   $ 28,087
Adjustments:
 Depreciation and amortization                  91,581      76,495     71,953
 Provision for restructured operations          24,501      18,700     79,011
 Accrued merger and other special charges       51,145       4,300     10,632
 Deferred income taxes                         (26,728)      7,782    (38,400)
 Changes in operating assets and
   liabilities, net:
       Receivables                             (63,147)    (10,980)   (29,505)
       Inventories                             (29,159)    (16,984)   (17,129)
       Accounts payable                         22,386      (7,118)    43,028
       Accrued liabilities                     (30,847)    (26,977)     2,418
       Income taxes payable                     20,789      (5,681)    10,676
 Cash from discontinued operations                   -           -      7,606
 Other                                             492      (5,615)     2,322
Net cash provided by operating activities      120,881     122,424    170,699

Cash Flows From Investing Activities
Purchases of and investments in businesses    (256,390)    (19,983)   (84,084)
Purchases of property, plant and equipment (107,807) (131,442) (90,561) Proceeds from sale of property, plant and
     equipment                                  37,535       4,993      7,807
Marketable securities acquired                 (26,636)    (50,925)   (30,509)
Proceeds from matured marketable securities     51,387      49,500     19,292
Proceeds from sale of subsidiary, net of tax         -           -    144,700
Net investments in discontinued operations           -           -     (7,781)
Other                                                -       4,502      1,733
Net cash used in investing activities         (301,911)   (143,355)   (39,403)

Cash Flows From Financing Activities
Increase (decrease) in borrowings with
  original maturities less than 90 days        (16,798)     46,938    (10,543)
Proceeds from long-term debt and other
  borrowings                                   386,437      24,789     43,998
Repayment of long-term debt and other
  borrowings                                   (95,137)    (31,658)  (121,952)
Stock options exercised                         12,812      10,194      8,916
Cash dividends paid                            (48,305)    (47,138)   (44,548)
Net cash provided by (used in)
  financing activities                         239,009       3,125   (124,129)

Effect of Exchange Rate Changes on Cash         (6,779)      2,755      1,990

Net increase (decrease) in cash and cash
  equivalents                                   51,200     (15,051)     9,157
Cash and cash equivalents - beginning of year   75,155      90,206     81,049
Cash and cash equivalents - end of year      $ 126,355  $   75,155   $ 90,206

Cash payments for interest                   $  37,359  $   32,176   $ 31,418
Cash payments for taxes                      $  29,066  $   36,699   $ 81,887

See Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Thomas & Betts Corporation

                                                       Additional           Cumulative
                                        Common Stock    Paid-In   Retained  Translation  Treasury Stock
In thousands                          Shares    Amount  Capital   Earnings  Adjustment   Shares   Amount
Balance at January 2, 1994            49,960   $24,980  $181,048  $467,475   $12,884      (117)  $(3,699)
Net earnings                               -         -         -    94,020         -         -         -
Dividends declared                         -         -         -   (44,958)        -         -         -
Stock options and incentive awards       467       234    11,245         -         -        28       980
Business acquisition and investments   1,246       623    38,660         -         -         -         -
Translation adjustments,
  net of taxes of $915                     -         -         -         -     6,865         -         -
Balance at January 1, 1995            51,673    25,837   230,953   516,537    19,749       (89)   (2,719)
Immaterial poolings of interests         656       328     1,616     2,309         -         -         -
Net earnings                               -         -         -    88,502         -         -         -
Dividends declared                         -         -         -   (47,380)        -         -         -
Stock options and incentive awards       436       218    10,879         -         -       (18)     (685)
Translation adjustments,
  net of taxes of $719                     -         -         -         -     4,506         -         -
Balance at December 31, 1995          52,765    26,383   243,448   559,968    24,255      (107)   (3,404)
Reincorporation                         (107)  240,044  (243,448)        -         -       107     3,404
Net earnings                               -         -         -    59,868         -         -         -
Dividends declared                         -         -         -   (48,412)        -         -         -
Stock options and incentive awards       587    16,263         -         -         -         -         -
Business acquisitions and investments     58     1,949         -       (39)        -         -         -
Change in subsidiaries' year-end           -         -         -    (1,516)        -         -         -
Translation adjustments,
  net of taxes of $1,569                   -         -         -         -    (9,171)        -         -
Balance at December 29, 1996          53,303  $284,639  $      -  $569,869   $15,084         -   $     -

Preferred Stock: Authorized 500,000 shares, no par value.  None issued to date.
Common Stock:    Authorized 80,000,000 shares, no par value.

See Notes to Consolidated Financial Statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations

Thomas & Betts Corporation (the "Corporation" or "T&B") designs, manufactures and markets, on a global basis, electronic and electrical connectors and components as well as other related products and accessories for construction, maintenance and original equipment manufacturer ("OEM") markets. The Corporation is a worldwide designer and manufacturer of a broad range of electromechanical components and subsystems that provide solutions for the automotive, communication and information processing industries in North America, Europe and the Far East. The Corporation is also one of the largest manufacturers in North America of electrical connectors and accessories for industrial, commercial and residential construction, renovation and maintenance applications, and is a leading supplier of transmission poles, towers and industrial lighting products to the utility and telecommunications industries and of products and components to the heating, mechanical and refrigeration markets in North America and Europe.


2.  Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The
Corporation uses the equity method of accounting for its investments in 20 to 50-percent-owned companies.

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

Fiscal Year
The Corporation's fiscal year ends on the Sunday closest to the end of the calendar year. Results for 1996, 1995 and 1994 are for the 52 weeks ended December 29, 1996, December 31, 1995 and January 1, 1995, respectively. In 1996, Augat changed the fiscal year of its European and Far Eastern subsidiaries from November 30 to the Corporation's fiscal year-end to eliminate the one-month reporting lag, resulting in a charge against retained earnings of $1.5 million.

Financial Instruments and Concentrations of Credit Risk
The Corporation enters into forward foreign exchange contracts to hedge foreign currency transaction exposures when deemed appropriate for periods consistent with those committed exposures. These financial instruments are with major financial institutions and expose the Corporation to market and credit risks and may at times be concentrated with certain counterparties. The creditworthiness of counterparties is subject to continuing review and full performance by these counterparties is anticipated. Foreign exchange contracts generally have maturities which do not exceed one year.

     Currency hedging minimizes the impact of foreign exchange rate movements on the Corporation's operating results as gains and losses on contracts are offset by losses and gains on the assets, liabilities and transactions being hedged. A high correlation is maintained between the transactions and the hedges to minimize currency risk. In most cases, both the exposed transactions and the hedging contracts are marked to market monthly with gains and losses included in earnings. Gains and losses on certain contracts which hedge specific foreign currency denominated commitments are deferred and recognized in the period in which the transaction is completed.

     As of December 29, 1996 and December 31, 1995, the Corporation had outstanding contracts to sell $10.7 and $88.0 million, respectively, of principally Canadian and European currencies for U.S. dollars and to buy the equivalent of $33.6 million at December 31, 1995 of European currencies, all maturing within 180 days. Deferred contract gains and losses at December 29, 1996 and December 31, 1995 were not material.

     Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Corporation's customer base and their dispersion across many different industries and geographic areas.

     The Corporation will, on occasion, enter into interest rate swaps to reduce the impact of changes in interest rates on portions of its floating-rate debt. The rate differential paid or received under these agreements is accrued monthly consistent with the terms of the agreements and market interest rates. These agreements are with financial institutions having at least a double-A credit rating, which minimizes non-performance risk.

Receivables
Receivables are stated net of allowance for doubtful accounts and cash discounts of $8.7 million at December 29, 1996 and $7.1 million at December 31, 1995.

Inventories
Inventories are stated at lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately one-half of the Corporation's inventories (U.S. and Europe, excluding Augat), and the first-in, first-out (FIFO) method for the remainder of inventories, including Augat. The LIFO value of inventories held at December 29, 1996 approximated their current cost.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Expenditures for maintenance and repair are charged to costs and expenses as incurred. Significant renewals and betterments that extend the lives of assets are capitalized. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets which range principally from 10 to 25 years for land improvements, 5 to 45 years for buildings, and 3 to 15 years for machinery and equipment.

Intangible Assets
Intangible assets consist principally of the excess of cost over the fair value of net assets (goodwill) acquired in business combinations accounted for as purchases. These assets are being amortized on a straight-line basis over various periods not exceeding 40 years. Goodwill is reevaluated when business events and circumstances indicate that the carrying amount may not be recoverable. Reevaluation is based on projections of related undiscounted future cash flows. As of December 29, 1996 and December 31, 1995, accumulated amortization of intangible assets was $71.6 and $56.7 million, respectively.

Income Taxes
The Corporation uses the asset and liability method of accounting for income taxes. This method recognizes the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities and provides a valuation allowance based on a "more-likely-than-not" standard.

     Undistributed earnings of foreign subsidiaries held for reinvestment in overseas operations amounted to $93.8 million at December 29, 1996. Additional U.S. income taxes may be due upon remittance of those earnings (net of foreign tax credits resulting from the distribution), but it is impractical to determine the amount of any such additional taxes.

Shareholders' Equity
In February 1996, the Board of Directors approved a two-for-one stock split, which has been retroactively reflected in the accompanying consolidated financial statements for all periods presented. Also in February 1996, the Board of Directors approved an amendment to the Certificate of Incorporation to increase the authorized shares of common stock from 40 million to 80 million shares.

     In May 1996, the Corporation's state of incorporation was changed from New Jersey to Tennessee. The reincorporation resulted in each outstanding share of the Corporation's common stock, par value of $0.50, being converted into one share of common stock, no par value. Tennessee law requires shares repurchased by a corporation to be returned to the status of authorized but unissued shares and, accordingly, the shares of common stock previously held in treasury were canceled. There was no change in total shareholders' equity as a result of the elimination of par value and treasury stock.

     Shareholders' equity included $0.8 million at both December 29, 1996 and December 31, 1995 and $0.9 million at January 1, 1995, related to unrealized gains on marketable securities; reductions to equity of $2.0, $0.5 and $0.7 million at December 29, 1996, December 31, 1995 and January 1, 1995, respectively, related to non-vested restricted stock awards; and a reduction to equity of $0.6 million at December 31, 1995 related to a minimum pension liability adjustment. Compensation expense related to the restricted stock awards is recognized over the vesting period.

Earnings per Share
Earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. The effect on earnings per share resulting from the assumed exercise of outstanding options is not material.

Cash Flow Information
Cash equivalents consist of investments with maturities at date of purchase of less than 90 days that have a low risk of change in value due to interest rate changes. Foreign currency cash flows have been converted to U.S. dollars at appropriately weighted average exchange rates or the exchange rates in effect at the time of the cash flows, where determinable.

Reclassification
In 1996, outbound freight expense was classified as a reduction of sales to conform the Corporation's presentation method to one that is more prevalent in its industry. Corresponding prior years' amounts previously classified as marketing, general and administrative expenses were reclassified to conform to this method of presentation.

3. Mergers, Acquisitions and Divestitures

Augat Inc.
On December 11, 1996, Augat Inc. was merged with a subsidiary of the Corporation. All of the outstanding common stock of Augat was exchanged for 12,827,600 shares of the Corporation's common stock. In addition, options to acquire Augat common stock were converted to options to acquire 791,400 shares of the Corporation's common stock. Augat is a worldwide manufacturer of electronic connectors and devices used in markets such as telecommunications, automotive, information processing and cable television.

     The merger was accounted for as a pooling of interests and the Corporation's financial statements have been restated to include the results of Augat for all periods presented, except for dividends per share which reflect the Corporation's historical per share amount.

     Combined and separate results of T&B and Augat during the
periods preceding the merger were as follows:
In millions                                T&B       Augat      Combined
Nine months ended September 29, 1996 (unaudited)
Net sales                               $1,042.3    $441.3      $1,483.6
Net earnings                            $   68.7    $ 22.0      $   90.7

Fiscal year ended December 31, 1995
Net sales                               $1,198.5    $534.9      $1,733.4
Net earnings                            $   80.9    $  7.6      $   88.5

Fiscal year ended January 1, 1995
Net sales                               $1,042.9    $530.7      $1,573.6
Earnings from continuing
  operations                            $    1.9    $ 26.2      $   28.1
Net earnings                            $   67.8    $ 26.2      $   94.0


     In the fourth quarter of 1996, the Corporation recorded special charges totaling $97.1 million. The charges provided for merger expenses, including legal and financial advisory fees and change-of-control payments; restructuring expenses related to both the Corporation's existing operations and the operations of Augat (see also Note 4); adjustments to accounting estimates of Augat's liabilities, primarily environmental, litigation, warranty and employee benefit accruals, and provisions for inventory obsolescence; the cost of index put options purchased and held through the merger's stock pricing period; and other generally one-time expenses, including certain termination benefits related to the Corporation's executive retirement plan and previously idled facility charges. The charges were recorded in the statement of earnings as follows: net sales, $2.4 million; cost of sales, $13.8 million; marketing, general and administrative, $19.7 million; merger expense, $30.6 million; provision for restructured operations, $24.5 million; and other expense, $6.1 million.

Amerace
On January 2, 1996 the Corporation acquired all the outstanding stock of Amerace Corporation for $212.5 million in cash (originally $220.6 million, subsequently reduced through post-closing adjustments). Amerace is a manufacturer of electrical products for utility and industrial markets. Its most significant products are underground power and distribution connectors sold under the Elastimold brand name. This acquisition was accounted for using the purchase method. The aggregate purchase price was allocated to the acquired assets of Amerace based on their respective fair values with the excess of approximately $150 million allocated to goodwill. The goodwill is being amortized on a straight-line basis over 40 years.

     Results of operations of Amerace after the acquisition date are included in the Consolidated Statement of Earnings. If the acquisition and its financing had occurred on January 2, 1995, management estimates that on an unaudited pro forma basis, net sales, net earnings and net earnings per share would have been $1,890.4 million, $93.9 million and $1.79 per share, respectively, for the year ended December 31, 1995. These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the combined results of operations that would have resulted had the acquisition taken place on January 2, 1995, nor are they necessarily indicative of results of operations for any future period. On May 14, 1996 the Corporation sold most of the assets of the Hendrix Wire and Cable business of Amerace Corporation. No gain or loss was incurred as a result of this sale.

Other
The Corporation completed six acquisitions during 1996 in addition to Augat and Amerace for a total of approximately $46.0 million consisting of cash and 57,714 shares of the Corporation's common stock. These acquisitions were: in January, certain assets of Bowers Manufacturing Corporation, manufacturer of metallic and non-metallic electrical outlet boxes and surface raceway systems; in March, Porta Systems Corporation, a fiber optics business; in June, the Pilgrim Group of companies, a Canadian manufacturer of cable tray wiring systems; in June, International Energy Saver, manufacturer of evaporative cooling and heat recovery systems; in November, Reznor Europe, a group of companies that manufacture high-quality heating systems; and in November, the assets of Microlectric Canada Ltd., manufacturer of electronic meter boxes and accessories. All were accounted for using the purchase method of accounting, and represented approximately $37.0 million of sales reported by the Corporation in 1996. The excess of the purchase price over the fair value of the acquired assets in the above acquisitions was approximately $26.0 million recorded as goodwill.

     In 1995 the Corporation completed five acquisitions for approximately $48.0 million consisting of cash and 657,810 shares of the Corporation's common stock. These acquisitions were: in February, certain assets of the Anchor Electric meter center business; in May, Photon Systems Corp., a designer and manufacturer of systems that enable telecommunication and cable companies to distribute signals over fiber optic networks; in June, Elastomeric Technologies Inc., a manufacturer of customized interconnection technology used in communications and portable electronics; in July, E. K. Campbell Company, a custom industrial heating and cooling equipment manufacturer; and in October, Catamount Manufacturing, Inc., a manufacturer of cable ties, wire connectors and related electrical products. The Anchor Electric, Photon Systems and Elastomeric acquisitions were accounted for using the purchase method of accounting and the E. K. Campbell and Catamount acquisitions were accounted for as immaterial poolings of interests without restating prior-years' results. Businesses acquired in 1995 represented approximately $39.0 million of sales reported by the Corporation in 1995.

     In 1994 the Corporation completed four acquisitions for approximately $73.0 million consisting of cash and 447,432 shares of common stock. All of these acquisitions were accounted for using the purchase method of accounting and represented approximately $54.0 million of sales reported by the Corporation in 1994. Three were purchases from Eaton Corporation involving primarily inventories and equipment: in January, certain circuit protection products; in August, Commander Electrical Products, Inc., a Canadian metal outlet box and fittings business; and in November, a U.S. non-metallic electrical outlet box business. Separately, in February, the Corporation purchased certain assets from Anford, Inc., a Canadian manufacturer of cable tray.

     On July 18, 1994, the Corporation sold its multi-layer ceramic chip capacitor subsidiary, Vitramon, Incorporated, for $184.0 million in cash ($144.7 million after tax payments) and realized a $58.6 million gain after tax.

     On August 10, 1994 the Corporation completed the purchase of a minority interest (approximately 29%) in Leviton Manufacturing Co., Inc., the leading U.S. manufacturer of wiring devices, for approximately $51.0 million consisting of cash and common stock.

4. Restructuring

During the fourth quarter of 1996, the Corporation recorded a restructuring charge of $24.5 million relating to the integration of Augat and initiatives affecting Augat's and other of the Corporation's operations. Restructuring initiatives include the closure of Augat's corporate headquarters facility in Mansfield, Massachusetts and redundant non-U.S. administrative facilities as well as the rationalization of the combined sales force and manufacturing operations. Capital expenditures for restructure-related projects are estimated to be $28.0 million. All restructuring actions are expected to be completed by the first quarter of 1998. This charge included a $17.9 million provision for cash expenditures, primarily for severance benefits and employee termination costs, and $6.6 million for non-cash losses due to the disposal of property and equipment associated with the closing of facilities.

     In the fourth quarter of 1995, Augat recorded a restructuring charge of $18.7 million. This charge included $9.3 million for redundant or excess facilities and equipment being closed or abandoned, $3.9 million for inventory in low-margin product lines to be discontinued and $5.5 million for employee severance and benefit costs. Through December 29, 1996 Augat used $9.1 million for costs related to those redundant facilities and equipment, $3.9 million for inventory write-downs in those product lines and $5.0 million for related employee severance benefits. Remaining reserves of $0.7 million, primarily for ongoing employee severance costs, are believed to be adequate for the purposes for which they were established.

     In the third quarter of 1994, the Corporation recorded a $79.0 million restructuring charge. This charge included $38.8 million for cash severance benefits, employee termination costs and ongoing carrying and environmental remediation costs at facilities to be closed and $40.2 million to cover non-cash losses associated with the closing of plant facilities and disposal of equipment and inventory related to products to be discontinued. At December 29, 1996 the restructuring program was essentially complete. The remaining reserve of $4.1 million is primarily for environmental remediation at idled facilities over the next two years. This reserve is believed adequate for the purpose for which it was established.

5. Income Taxes
The components of earnings from continuing operations before income taxes were as follows:

In thousands                           1996         1995         1994
   Domestic                         $45,330     $ 83,875      $27,154
   Foreign                           45,548       45,055       13,040
       Total                        $90,878     $128,930      $40,194


The components of income tax expense on continuing operations were as follows:

In thousands                           1996         1995         1994
Current
   Federal                         $ 33,923      $14,250      $37,471
   Foreign                           17,112       15,023        7,332
   State and local                    4,982        2,263        3,884
   Total current                     56,017       31,536       48,687
Deferred
   Domestic                         (23,682)       7,333      (36,685)
   Foreign                          ( 1,325)       1,559          105
   Total deferred                   (25,007)       8,892      (36,580)
   Income taxes                     $31,010      $40,428      $12,107


The reconciliation between the Federal statutory tax rate and the Corporation's effective tax rate on earnings from continuing operations was as follows:
                                          1996        1995        1994
Federal statutory tax rate                35.0%       35.0%       35.0%
Increase(reduction)resulting from:
   State tax - net of Federal tax
     benefit                               2.3         1.3         6.9
   Partially tax-exempt income            (9.4)       (4.8)      (16.1)
   Goodwill                                4.5         2.4         7.5
   Merger expenses                         5.6           -           -
   Change in valuation allowance          (5.0)       (1.4)        0.3
   Other                                   1.1       ( 1.1)      ( 3.5)
Effective tax rate                        34.1%       31.4%       30.1%

     The components of the Corporation's net deferred tax asset were:

                                     December 29,   December 31,
In thousands                                1996           1995
Deferred tax assets
  Special-charge-related reserves        $33,773        $12,202
  Accrued employee benefits               10,333         12,567
  Other accruals                          24,197         20,963
  Asset reserves                          10,289          9,148
  Foreign tax credit and loss
    carryforwards                         11,087         13,634
  Other                                   11,206          8,444
  Valuation allowance                    (10,825)       (15,367)
  Net deferred tax assets                 90,060         61,591
Deferred tax liabilities
  Property, plant and equipment          (42,044)       (35,152)
  Pension benefits                         7,470         (2,036)
  Unremitted earnings of foreign
    subsidiaries                               -        ( 3,522)
  Other                                  (18,548)       (14,410)
  Total deferred tax liabilities         (53,122)       (55,120)
Net deferred tax asset                   $36,938         $6,471

     The valuation allowance for deferred tax assets was decreased by $4.5 million in 1996 due to utilization of foreign net operating loss and foreign tax credit carryforwards. The remaining valuation allowance at December 29, 1996 related to foreign net operating loss carryforwards.

6.  Fair Value of Financial Instruments

The Corporation's financial instruments include cash and cash equivalents, marketable securities, short-term borrowings, long-term debt, interest rate swaps and foreign currency contracts. The carrying amounts of these financial instruments generally approximated their fair values at December 29, 1996 and December 31, 1995 except that, based on the borrowing rates currently available to the Corporation, management believes the fair value of long-term debt was approximately $664.9 and $396.2 million at December 29, 1996 and December 31, 1995, respectively.

     The cost basis and fair market value of marketable securities at December 29, 1996 and December 31,1995 were:

                        Amortized        Gross        Gross       Fair
                             Cost   Unrealized   Unrealized     Market
In thousands                Basis        Gains       Losses      Value
  December 29, 1996
Mortgage-backed           $33,477       $1,442       $(583)    $34,336
Equity and other            1,074          530           -       1,604
  Total                   $34,551       $1,972       $(583)    $35,940
  December 31, 1995
Mortgage-backed           $44,716       $1,236       $(409)    $45,543
Equity and other           14,586          509           -      15,095
  Total                   $59,302       $1,745       $(409)    $60,638



     There were no sales of available-for-sale securities during the year. The mortgage-backed securities held at December 29, 1996 have expected maturities ranging from one to eleven years.

7.  Long-Term Debt

The Corporation's long-term debt at December 29, 1996 and
December 31, 1995 was as follows:

                                          December 29,  December 31,
In thousands                                     1996          1995
Revolving credit facility with
  a weighted average interest
  rate at December 29, 1996 of 5.83%         $205,000      $ 92,500
Notes payable with a weighted
  average interest rate at
  December 29, 1996 of 7.40% due
  through 2006                                353,821       175,483
Other bank borrowings with a
  weighted average interest rate at
  December 29, 1996 of 5.59%                   44,419        48,400
Non-U.S. borrowings with a
  weighted average interest rate of
  2.87% at December 29, 1996, due
  through 2002                                 25,094        30,897
Industrial revenue bonds with a
  weighted average interest rate at
  December 29, 1996 of 3.95%, due
  from 1997-2013                               23,900        28,800
Other (primarily capital leases)                8,552         6,788
                                              660,786       382,868
  Less current portion                         15,690        29,202
Long-term debt                               $645,096     $ 353,666


     The Corporation holds one interest rate swap whereupon it receives interest on a $25.0 million notional amount at the one-month LIBOR rate in exchange for its payment at 7.09% through April 1997.

     Principal payments on long-term debt including capital leases in each of the five years subsequent to December 29, 1996 are $15.7, $16.2, $10.2, $257.1 and $47.2 million, respectively.

     The Corporation has a $500 million revolving credit facility with a group of banks which makes funds available through March 29, 2000. The Corporation has the option, at the time of drawing funds under this facility, of selecting an interest rate based on a number of benchmarks including LIBOR, the certificate of deposit rate and the prime rate of Morgan Guaranty Trust Company. This credit facility includes covenants, among which are limitations on the amount of future indebtedness that are based on certain financial ratios. Dividends are permitted to continue at the current rate per share and may be increased, provided the annual payout does not exceed 50 percent of net earnings.

     In January 1996, the Corporation completed the sale of $150.0 million of 10-year 6-1/2% senior notes. The net proceeds from this sale were used to reduce borrowings under the Corporation's revolving credit facility incurred to finance the acquisition of Amerace.

     In the normal course of its business activities, the Corporation is required under certain contracts to provide letters of credit which may be drawn down in the event the Corporation fails to perform under the contracts. Outstanding letters of credit amounted to $52.6 million at December 29, 1996.

8. Stock Option and Incentive Plans

The Corporation has stock option plans that provide for the purchase of the Corporation's common stock by its key employees.

     Following is a summary of the option transactions for the years 1994, 1995 and 1996:

                                                           Average
                                                         Per Share
                                       Shares         Option Price
Balance at January 2, 1994           1,934,067            $25.48
Granted                                927,288             31.23
Exercised                             (396,723)            22.41
Terminated                            (145,116)            29.28
Balance at January 1, 1995           2,319,516             28.07
Granted                                660,128             27.08
Exercised                             (380,210)            23.26
Terminated                            (189,310)            29.66
Balance at December 31, 1995         2,410,124             28.45
Granted                                375,063             37.36
Exercised                             (502,420)            23.90
Terminated                            (116,535)            31.85
Balance at December 29, 1996         2,166,232            $30.71
Exercisable at January 1, 1995       1,111,250            $27.50
Exercisable at December 31, 1995     1,111,612            $27.48
Exercisable at December 29, 1996     1,536,214            $28.95


     Following is a summary of the options outstanding at December 29, 1996:

                          OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
    Range                            Weighted-Average
     of                 Number           Remaining        Weighted-Average      Number    Weighted-Average
Exercise Prices       Outstanding     Contractual Life      Exercise Price    Exercisable  Exercise Price
$18.49 - $27.93         699,098           2.9 years             $24.95           670,914         $24.91
$28.19 - $32.03         543,705           5.5                   $30.64           465,351         $30.48
$32.38 - $37.37         637,920           7.1                   $33.52           399,949         $33.96
$38.59 - $44.32         285,509           9.1                   $38.67                 -              -
$18.49 - $44.32       2,166,232           5.6                   $30.71         1,536,214         $28.95

     The 1993 Management Stock Ownership Plan provides that, for each calendar year, up to 1-1/4% of the issued and outstanding common stock of the Corporation shall be available for issuance as grants or awards. This plan provides for granting stock options at a price not less than the fair market value on the date of grant with a term not to exceed ten years. The plan also provides for the issuance of restricted stock awards as incentive compensation to key employees. The awards are subject to certain restrictions, including one that provides for full vesting if the recipient remains in the employ of the Corporation three years after receipt of the award. The value of the awards is deductible by the Corporation as compensation expense.
Restricted shares plus cash payments for federal and state taxes awarded under this plan were 63,844 shares plus $0.5 million awarded in 1996, 41,748 shares plus $0.6 million awarded in 1995, and 56,332 shares plus $0.9 million awarded in 1994.

     At December 29, 1996 a total of 2,874,646 shares was reserved for issuance under stock options or restricted stock awards already granted or available for future grant.

     The Corporation has a Restricted Stock Plan for Nonemployee Directors under which each director receives 200 restricted shares of common stock annually for a full year of service. These shares remain restricted during the director's term. Shares issued under this plan were 2,162 in 1996, 1,850 in 1995, and 1,600 in 1994.

     The outstanding restricted stock of Augat was converted into equivalent shares of the Corporation's common stock and became fully vested upon change of control of Augat. Equivalent shares issued were 9,216 for 1996, 8,898 for 1995 and 20,975 for 1994.

     The Corporation continues to account for its stock-based employee compensation plans in accordance with Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for fixed stock option plans. In accordance with Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," a valuation using the fair-value-based accounting method has been made for stock options issued in 1996 and 1995. This valuation was performed using the Black-Scholes option-pricing model.

     The Corporation's ten-year term options were valued assuming risk-free interest rates of 5.25% and 7.5% on their respective issuance dates in 1996 and 1995, a dividend yield of 2.5%, an average expected option life of 5 years and volatility of 20% for both years. The valuation determined a per-share weighted-average fair value for ten-year options granted during 1996 and 1995 of $8.03 and $8.20, respectively. Had these options been accounted for using the fair-value method, it would have resulted in additional compensation cost of $1.1 and $0.6 million after tax for 1996 and 1995, respectively. Because the fair-value method amortizes the estimated value of these options over their three-year vesting period, the full pro forma effect of this method will not be evident until 1997.

     The Corporation also has five-year term options outstanding that were issued in exchange for outstanding options of Augat. These options were valued using an assumed risk-free interest rate of 5.4% on their original issuance date in 1995, a dividend yield of 2.5%, an average expected option life of 2.5 years and volatility of 20%. The value of five-year options issued in 1996 was not significant. The valuation resulted in a per share weighted-average fair value for these five-year options of $11.91. Under the fair-value method, the entire value of these options would have been recorded as additional compensation cost of $3.2 million after tax in 1996 due to accelerated vesting of these options upon change of control of Augat.

     Had the Corporation adopted the fair-value-based accounting method for stock options effective January 2, 1995, net earnings would have been $55.6 million or $1.05 per share in 1996 and $87.9 million or $1.67 per share in 1995.

9.  Postretirement Benefits

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

     Net periodic pension cost for 1996, 1995 and 1994 for the Corporation's defined benefit pension plans included the following components:

In thousands                                   1996     1995     1994
Service cost--benefits earned during
  the period                                $ 7,773  $ 6,344  $ 6,813
Interest cost on projected benefit
  obligation                                 13,110   11,670   10,879
Actual return on assets                     (22,848) (18,308)  (3,353)
Net amortization and deferral                 6,136    4,087  (10,761)
  Net periodic pension cost                 $ 4,171  $ 3,793  $ 3,578


     Assumptions used in developing the net periodic pension cost were:

                                   U.S. Plans         Non-U.S.Plans
                                1996  1995  1994    1996  1995  1994
Discount rate                   7.5%  7.9%  7.6%    7.2%  7.4%  7.6%
Rate of increase in
  compensation level            4.5%  5.5%  5.0%    4.8%  5.0%  5.1%
Expected long-term rate of
  return on plan assets         9.0%  8.5%  8.5%    8.6%  8.5%  8.6%

Rates are weighted averages.

     The following table sets forth the funded status of the Corporation's defined benefit plans and amounts recognized in the Corporation's balance sheet:

                                          December 29,  December 31,
                                                 1996          1995
Actuarial present value of projected
  benefits based on employment
  service to date and present pay
  levels:
    Vested employees                        $ 162,557     $ 145,752
    Non-vested employees                        5,372         5,749
    Accumulated benefit obligation            167,929       151,501
    Additional amounts related to
      projected pay increases                  12,061        16,395
Projected benefit obligation                  179,990       167,896
Plan assets at fair value                     192,849       162,645
    Plan assets in excess of (less than)
      projected benefit obligation             12,859        (5,251)
    Unrecognized transition assets             (6,407)       (7,825)
    Unrecognized net (gain) loss              (11,461)        9,891
    Unrecognized prior service cost             2,338         1,784
Accrued pension cost                        $  (2,671)    $  (1,401)

     The present value of projected benefits for U.S. plans recorded at December 29, 1996 and December 31, 1995 was determined using discount rates of 7.75% and 7.5%, respectively, and an assumed rate of increase in compensation of 4.5% for both years.

     Certain of the Corporation's non-U.S. defined contribution pension plans are principally funded through insurance programs.
Pension expense related to non-U.S. plans in 1996, 1995 and 1994 was $1.5, $0.9 and $0.7 million, respectively.

     The Corporation maintains a non-qualified supplemental pension plan covering certain key executives, which provides for benefit payments that exceed the limit imposed by income tax regulations, and a retirement plan for nonemployee directors, which provides benefits to those board members based on compensation and years of service. The projected benefit obligation relating to these unfunded plans was $18.5 million at December 29, 1996 and $13.3 million at December 31, 1995.
Pension expense for these plans was $10.7 million in 1996 and $2.4 million in each of 1995 and 1994. The 1996 pension expense includes $7.9 million for early retirement of certain executives.


Other Postretirement Benefit Plans

The Corporation also sponsors defined-contribution 401(k) savings plans for its non-union U.S. employees for which the Corporation's contributions are based on a percentage of employee contributions. The cost of these plans for continuing operations was $4.5, $3.5 and $3.1 million in 1996, 1995 and 1994, respectively.


     The Corporation provides certain health care and life insurance benefits to certain retired employees and certain active employees who meet age and length of service requirements. The Corporation is recognizing the estimated liability for these benefits over the estimated lives of the individuals covered.
The Corporation is not funding this liability. There have been essentially no new entrants to these benefit plans since 1993.

     The net periodic cost for postretirement health care and life insurance benefits in 1996 and 1995 included the following components:

In thousands                                           1996     1995
Service cost--benefits earned during the period     $    89  $   108
Interest cost on accumulated benefit                  2,430    1,377
Net amortization                                        829      590
    Net cost                                        $ 3,348  $ 2,075

     The following table shows the Corporation's accumulated postretirement benefit obligations and the amounts recognized on the balance sheet at December 29, 1996 and December 31, 1995:

In thousands                                     1996       1995
Retirees                                     $ 30,332   $ 16,451
Fully eligible active participants                624        424
Other active participants                       1,775      1,585
    Total accumulated postretirement
    benefit obligation                         32,731     18,460
Unrecognized transition liability             (15,927)   (16,936)
Unrecognized net gain                           4,643      1,231
Unrecognized prior service cost                  (162)      (203)
    Accrued postretirement benefit costs     $ 21,285    $ 2,552

     The increase in accrued postretirement benefit costs from 1995 to 1996 reflects the inclusion of the Amerace plan in 1996. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 1996 and 7.25% in 1995. An increase in the cost of covered health care benefits of 9.5% was assumed for 1997, graded down annually to 5.5% for 2004 and future years. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $1.7 million at December 29, 1996 and the net periodic cost by $0.1 million for the year then ended.

10. Commitments

     The Corporation and its subsidiaries are parties to various leases relating to plants, distribution facilities, office facilities, automobiles and other equipment, principally data processing. All leases expire prior to the year 2023. Related real estate taxes, insurance and maintenance expenses are normally obligations of the Corporation. It is expected that in the normal course of business the majority of the leases will be renewed or replaced by other leases. Capitalized leases are not material.


     Future minimum payments under noncancelable operating leases consisted of the following at December 29, 1996:
                                              Future Minimum
In thousands                                        Payments
1997                                                 $25,903
1998                                                  11,678
1999                                                  10,230
2000                                                   8,150
2001                                                   6,153
Thereafter                                            19,450
Total minimum operating lease payments               $81,564

     Rent expense for operating leases of continuing operations was $34.2, $32.3 and $29.3 million in 1996, 1995 and 1994, respectively.

11. Other Financial Data
Other expense - net consisted of the following:

In thousands                          1996         1995         1994
Investment income                 $  8,716     $  7,197     $  6,546
Interest expense                   (48,689)     (31,775)     (31,064)
Index put options                   (5,452)           -            -
Income from equity investees         7,920        2,149        1,863
Foreign currency losses             (2,065)        (100)      (1,634)
Foreign exchange contract
  gains(losses)                      1,077         (658)      (1,298)
Other                               (1,008)      (1,830)      (2,625)
    Other expense - net           $(39,501)    $(25,017)    $(28,212)


     Interest rate swaps increased interest expense by $0.1 million in 1996 and $2.4 million in 1994, while reducing interest expense by $0.2 million in 1995.

     The Corporation expenses the cost of advertising as it is incurred. Total advertising expense was $18.0 million in 1996, $17.3 million in 1995 and $16.7 million in 1994.

     Accrued liabilities include salaries, fringe benefits and other compensation amounting to $31.1 and $41.0 million in 1996 and 1995, respectively.

     Inventories consisted of the following:

                                    December 29,      December 31,
In thousands                               1996              1995
Finished goods                         $153,067          $138,187
Work in process                          64,979            60,484
Raw materials                           145,260           106,318
   Total inventories                   $363,306          $304,989



12.  Business Segments
The Corporation operates in three business segments: Electrical Construction and Maintenance Components ("Electrical"), Electronic/OEM Components ("Electronic"), and Other Products and Components ("Other"). Net sales are comprised of sales to unaffiliated customers; intersegment sales are immaterial. Segment earnings from operations consist of net sales less cost of sales and operating expenses. General corporate expenses have not been allocated to segments. General corporate assets not allocated to segments are principally cash and investments.

In thousands                          1996         1995         1994
Net Sales
Electrical                      $  627,276   $  579,996   $  493,667
Electronic                         920,742      832,701      786,285
Other                              437,127      320,671      293,650
   Total                        $1,985,145   $1,733,368   $1,573,602

Earnings from Operations(a)
Electrical                      $  100,456   $   92,064   $   29,862
Electronic                          37,061       68,309       57,653
Other                               50,752       34,211       24,813
General Corporate                  (57,890)     (40,637)     (43,922)
   Total                        $  130,379   $  153,947   $   68,406

Identifiable Assets
Electrical                      $  517,961   $  491,166   $  465,919
Electronic                         747,882      628,013      554,600
Other                              570,482      326,128      319,969
General Corporate                  294,912      221,551      225,682
   Total                        $2,131,237   $1,666,858   $1,566,170

Capital Expenditures
Electrical                      $   30,273   $   53,318   $   28,508
Electronic                          61,520       61,599       48,190
Other                               13,265       14,285       10,025
General Corporate                    2,749        2,240        3,838
Discontinued Operations                  -            -        7,797
   Total                        $  107,807   $  131,442   $   98,358

Depreciation and Amortization
Electrical                      $   27,240   $   24,480   $   22,010
Electronic                          41,541       37,182       35,463
Other                               20,350       11,937       12,459
General Corporate                    2,450        2,896        2,021
Discontinued Operations                  -            -        4,726
   Total                        $   91,581   $   76,495   $   76,679


    (a) 1996 included special charges of $1.5 million in Electrical, $67.1 million in Electronic, $3.5 million in Other and $18.9 million in General Corporate. 1995 included special charges of $23.0 million in Electronic. 1994 included special charges of $54.0 million in Electrical, $23.1 million in Electronic, $4.3 million in Other and $8.2 million in General Corporate. See Notes 3 and 4.

13. Financial Information Relating to Operations in Different
    Geographic Areas

The Corporation's operations are conducted in three principal areas: U.S., Europe and Other (primarily Canada, Mexico and the Far East) locations. Transfers between geographic areas were priced on a basis that yields an appropriate rate of return based on assets employed, risk and other factors. General corporate expenses have not been allocated to geographic areas. General corporate assets not allocated to geographic areas are principally cash and investments.


In thousands                          1996         1995         1994
Sales to Unaffiliated
Customers
U.S.                            $1,504,210   $1,306,458   $1,229,610
Europe                             201,853      202,153      165,102
Other                              279,082      224,757      178,890
   Total                        $1,985,145   $1,733,368   $1,573,602

Sales or Transfers Between
Geographic Areas
U.S.                            $  101,272   $   87,425   $   69,562
Europe                              12,787       15,432        9,271
Other                               49,452       32,198       22,917
   Total                        $  163,511   $  135,055   $  101,750

Earnings Before Income
Taxes(a)
U.S.                            $  125,517   $  131,209   $   88,469
Europe                              23,052       27,658        2,389
Other                               39,700       35,717       21,470
General Corporate                  (57,890)     (40,637)     (43,922)
   Earnings from
   operations                      130,379      153,947       68,406
Other expense - net                (39,501)     (25,017)     (28,212)
   Total                        $   90,878   $  128,930   $   40,194

Identifiable Assets
U.S.                            $1,397,562   $1,088,188   $1,019,987
Europe                             209,066      160,732      144,404
Other                              230,963      200,980      181,791
General Corporate                  294,912      221,551      225,682
   Adjustments and
   eliminations                     (1,266)      (4,593)      (5,694)
   Total                        $2,131,237   $1,666,858   $1,566,170

    (a) 1996 included charges of $61.9 million in U.S., $6.7 million in Europe, $3.5 million in Other, $18.9 million in General Corporate and $6.1 million in Other expense. 1995 included charges of $19.9 million in U.S., $1.0 million in Europe and $2.1 million in Other. 1994 included charges of $67.1 million in U.S., $12.2 million in Europe, $2.2 million in Other and $8.1 million in General Corporate. See Notes 3 and 4.


COMPANY REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Thomas & Betts Corporation:
The accompanying financial statements, as well as all financial data in this annual report, have been prepared by the Corporation in accordance with generally accepted accounting principles consistently applied. As such, they include certain amounts that are based on the Corporation's estimates and judgments. The Corporation has systems of internal control that are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets, and that assets are safeguarded against loss from unauthorized use or disposition. These systems are augmented by the positive attitude of management in maintaining a sound control environment, communication of established written policies and procedures, the maintenance of a qualified internal auditing group, the selection and training of qualified personnel and an organizational structure that provides appropriate delegation of authority, segregation of duties and regular review of financial performance by management. In addition to the systems of internal control, additional safeguards are provided by the independent auditors and the Audit Committee of the Board of Directors. The independent auditors, whose report is set forth opposite, perform an objective, independent audit of the Corporation's financial statements taken as a whole. The Audit Committee, composed entirely of outside directors, meets periodically with the independent auditors, director of internal auditing and members of management to review matters relating to the quality of financial reporting and internal accounting control and the nature, extent and results of audit efforts.


INDEPENDENT AUDITORS' REPORT
To the Shareholders and Board of Directors of Thomas & Betts
Corporation: We have audited the consolidated balance sheets of Thomas & Betts Corporation and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 29, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Augat Inc., a wholly owned subsidiary, which statements reflect total assets constituting 20 percent and 24 percent as of December 29, 1996, and December 31, 1995, respectively, and total revenues constituting 29 percent, 31 percent and 34 percent for each of the years in the three-year period ended December 29, 1996, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Augat Inc., is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation and subsidiaries at December 29, 1996 and December 31, 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 1996, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP
Memphis, Tennessee
February 6, 1997

QUARTERLY REVIEW
Thomas & Betts Corporation
In thousands
(except per share data)                                        1996                1995               1994
First Quarter
Net sales                                                 $ 486,733           $ 435,062          $ 368,411
Gross profit                                                143,298             125,050            103,701
Earnings from continuing operations                          26,080              22,788             15,964
Net earnings                                                 26,080              22,788             19,577
Earnings per share - continuing operations                      .49                 .44                .32
Earnings per share                                              .49                 .44                .39
Cash dividends declared per share                               .28                 .28                .28
Market price range                               $39 1/2 - 35 15/16    $34 3/8 - 32 3/8       $34 - 29 1/8

Second Quarter
Net sales                                                 $ 499,780           $ 428,707          $ 388,106
Gross profit                                                151,276             130,061            114,027
Earnings from continuing operations                          30,965              26,419             19,722
Net earnings                                                 30,965              26,419             23,050
Earnings per share - continuing operations                      .58                 .50                .39
Earnings per share                                              .58                 .50                .46
Cash dividends declared per share                               .28                 .28                .28
Market price range                                     $40 1/4 - 37    $34 1/4 - 31 3/8       $33 - 30 5/8

Third Quarter (a)
Net sales                                                 $ 497,046           $ 430,165          $ 396,874
Gross profit                                                150,894             126,954            114,916
Earnings (loss) from continuing operations                   33,622              25,473            (34,315)
Net earnings                                                 33,622              25,473             24,677
Earnings (loss) per share - continuing operations               .63                 .49               (.68)
Earnings per share                                              .63                 .49                .48
Cash dividends declared per share                               .28                 .28                .28
Market price range                                 $39 1/2 - 34 3/4    $35 1/8 - 32 1/4   $34 1/8 - 30 1/2

Fourth Quarter (b) (c)
Net sales                                                 $ 501,586            $439,434          $ 420,211
Gross profit                                                141,646             129,840            122,734
Earnings (loss) from continuing operations                  (30,799)             13,822             26,716
Net earnings (loss)                                         (30,799)             13,822             26,716
Earnings (loss) per share - continuing operations              (.57)                .26                .52
Earnings (loss) per share                                      (.57)                .26                .52
Cash dividends declared per share                               .28                 .28                .28
Market price range                                 $45 7/8 - 37 7/8    $37 5/8 - 31 1/4   $35 5/8 - 32 5/8

    Restated to include the results of Augat Inc., acquired December 11, 1996 and accounted for as a pooling of interests.

    Includes the results of Amerace Corporation from January 2, 1996.
    Per share amounts are based on average shares outstanding in each quarter.

    (a) 1994 includes a pretax gain of $99.1 million from the sale of Vitramon, Inc. (discontinued operation), a pretax charge of $79.0 million for restructuring, and a pretax operating write-down of $10.6 million for previously vacated facilities.

    (b) 1995 includes special charges of $23.0 million pretax ($0.29 per share).

    (c) 1996 includes special charges of $97.1 million pretax ($1.23 per share) as detailed in Note 3.


SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA
Thomas & Betts Corporation
Dollars and shares in thousands
(except per share data)                       1996 (a)     1995 (b)      1994 (c)       1993         1992      1991
Operational Data
Net sales                                  $1,985,145   $1,733,368    $1,573,602  $1,349,446   $1,273,080   $  739,013

Costs and expenses
  Cost of sales                             1,398,031    1,221,463     1,118,224     945,102      880,326      483,527
  Marketing, general and administrative       339,124      283,861       255,073     239,231      227,027      160,355
  Research and development                     47,229       44,083        40,543      37,176       36,346       28,540
  Amortization of intangibles                  15,323       11,314        12,345      13,072       14,760        4,687
  Merger expense                               30,558            -             -           -            -            -
  Provision for restructured operations        24,501       18,700        79,011           -       15,000       22,000
                                            1,854,766    1,579,421     1,505,196   1,234,581    1,173,459      699,109
Earnings from operations                      130,379      153,947        68,406     114,865       99,621       39,904
Other expense - net                           (39,501)     (25,017)      (28,212)    (31,323)     (36,883)      (6,033)

Earnings from continuing operations
    before income taxes                        90,878      128,930        40,194      83,542       62,738       33,871
Income taxes                                   31,010       40,428        12,107      24,353       15,572       15,421

Earnings from continuing operations
    before cumulative effect of change
    in accounting for income taxes             59,868       88,502        28,087      59,189       47,166       18,450
  Percent of sales                                3.0%         5.1%          1.8%        4.4%         3.7%         2.5%
Earnings from discontinued operations
    net of income taxes                             -            -         7,350      11,322       10,343        7,938
Gain on sale of discontinued operations,
    net of income taxes of $40,492                  -            -        58,583           -            -            -
Earnings before cumulative effect of
    change in accounting for income taxes      59,868       88,502        94,020      70,511       57,509       26,388
Cumulative effect of change in accounting
    for income taxes                                -            -             -       1,628            -            -
  Net earnings                             $   59,868   $   88,502    $   94,020  $   72,139   $   57,509   $   26,388

  Net return on sales                             3.0%         5.1%          6.0%        5.3%         4.5%         3.6%
  Return on average shareholders' equity          7.0%        10.8%         12.8%       10.9%         9.7%         4.8%

Financial Position (at year end)
Current assets                             $  957,051   $  750,386    $  732,453  $  665,599   $  621,104   $  489,830
Current liabilities                        $  491,900   $  402,874    $  353,987  $  263,045   $  249,426   $  213,356
Working capital                            $  465,951   $  347,512    $  378,466  $  402,554   $  371,678   $  276,474
Current ratio                                1.9 to 1     1.9 to 1      2.1 to 1    2.5 to 1     2.5 to 1     2.3 to 1
Property, plant and equipment - net        $  539,944   $  472,833    $  396,364  $  396,003   $  394,400   $  315,195
Long-term debt                             $  645,096   $  353,666    $  354,552  $  439,299   $  477,284   $  118,506
Shareholders' equity                       $  868,382   $  850,312    $  790,564  $  682,443   $  644,543   $  540,027
Total assets                               $2,131,237   $1,666,858    $1,566,170  $1,451,042   $1,412,511   $  892,901

Common Stock Data
Cash dividends declared                    $   48,412   $   47,380    $   44,958  $   42,220   $   41,948   $   44,973
Percent of net earnings                            81%          54%           48%         59%          73%         170%
Per share
  Earnings from continuing operations      $     1.13   $     1.69    $     0.55  $     1.19   $     0.96   $     0.40
  Net earnings                             $     1.13   $     1.69    $     1.85  $     1.45   $     1.17   $     0.58
  Cash dividends declared                  $     1.12   $     1.12    $     1.12  $     1.12   $     1.12   $     1.11
  Shareholders' equity                     $    16.29   $    16.15    $    15.33  $    13.69   $    13.09   $    11.78
  Market price range                       $ 45 7/8 -   $ 37 5/8 -    $ 35 5/8 -  $ 36     -   $ 34 1/2 -   $ 30 1/2 -
                                             34 3/4       31 1/4        29 1/8      28 1/2       27 3/8       22 1/2
Other Data
  Capital expenditures                     $  107,807   $  131,442    $   98,358  $   58,932   $   61,929   $   54,532
  Depreciation                             $   76,258   $   65,181    $   63,674  $   60,592   $   56,011   $   46,501
  Employees at year-end                        14,700       12,600        11,800      12,300       11,500        8,800
  Average shares outstanding                   53,059       52,494        50,862      49,616       49,110       45,662

    Restated to include the results of Augat Inc., acquired December 11, 1996 and accounted for as a pooling of interests.

    Includes the results of Amerace Corporation from January 2, 1996 and American Electric from January 2, 1992.

    (a) Includes special charges of $97.1 million pretax ($1.23 per share) as detailed in Note 3.

    (b) Includes special charges of $23.0 million pretax ($0.29 per share).

    (c) Includes a pretax gain from the sale of Vitramon Inc. (discontinued operation), of $99.1 million, a pretax charge of $79.0 million for restructuring, and a pretax operating write-down of $10.6 million for previously vacated facilities.