Form 10-K, Exhibit 13
period 1997-12-28
THOMAS & BETTS CORP
filed 1998-03-19
CIK 97854

                                FINANCIAL HIGHLIGHTS

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


In thousands
(except per share data)                                   1997          1996
------------------------------------------------------ ----------    ----------

Net sales............................................. $2,114,718    $1,985,145
Special charges(1).................................... $       --    $   97,067
Net earnings (after special charges).................. $  154,861    $   59,868
Net earnings per common share:
  Basic............................................... $     2.83    $     1.13
  Diluted............................................. $     2.81    $     1.12

Average shares outstanding:
  Basic...............................................     54,717        53,059
  Diluted.............................................     55,090        53,512

Cash dividends declared per common share.............. $     1.12    $     1.12
Shareholders' equity.................................. $  977,381    $  868,382
Capital expenditures.................................. $  116,719    $  107,807
Employees.............................................     16,400        14,700
Shareholders of record................................      5,039         5,611

------------------------------------------------------ ----------    ----------
------------------------------------------------------ ----------    ----------

                                       [CHART]

(1) Special charges of $97.1 million pretax in 1996 consisted of merger costs, restructuring costs and other charges. Excluding those charges, earnings per share would have been $2.36 basic and $2.34 diluted in 1996.

(2) Special charges in 1996 reduced net sales, net earnings, diluted earnings per share and return on average shareholders' equity as shown.

                              FINANCIAL REVIEW

RESULTS OF OPERATIONS

THOMAS & BETTS CORPORATION (THOMAS & BETTS OR THE CORPORATION) ACHIEVED RECORD SALES AND EARNINGS IN 1997. Net sales for 1997 increased to $2,114.7 million, 7% above 1996 sales of $1,985.1 million, reflecting strong volume gains and business acquisitions made during 1997 and 1996. Negative currency translations effectively reduced 1997 reported sales by approximately one percentage point. As in the two prior years, about one-quarter of Thomas & Betts sales came from sales outside the U.S.

      Net sales for 1996 increased 15%, or $251.8 million, from 1995. Sales growth from expanding the Corporation's existing businesses, coupled with acquisitions, accounted for the majority of the growth. Particularly significant was the acquisition of Amerace Corporation (Amerace) in January 1996, accounted for as a purchase. The acquisition of Augat Inc. in December 1996, the largest acquisition in the Corporation's history, was accounted for as a pooling of interests and resulted in financial results of Augat being combined with those of the Corporation for all periods presented.

      Electrical Construction and Maintenance Components (Electrical) segment sales grew to $764.2 million, or 19% from 1996, following an increase of 12% in 1996, compared with 1995. Solid economic conditions in North America and greater market penetration of the segment's product offering resulted in strong volume increases in that segment in both 1997 and 1996. Volume gains accounted for over one-half of the segment's growth in those years. Several product-line acquisitions and favorable pricing also contributed to the improvements.

      Sales in the Electronic/OEM Components (Electronics) segment were $893.9 million in 1997, or 1% lower than 1996, following an 8% increase in 1996 over 1995. Weaker foreign currencies throughout 1997 negatively impacted Electronics sales by 3%. Volume increases in a number of product lines in 1997 were offset by anticipated declines in certain product lines, primarily automotive-related. Pricing in the segment declined slightly in 1997 from 1996, and acquisitions contributed a small increase to sales. The 8% gain in 1996 over 1995 was primarily volume-driven, reflecting increased penetration of the domestic professional electronics market, acquisitions and new products for original equipment manufacturers (OEMs).

      At year-end 1997, Thomas & Betts contributed assets, which generated 1997 sales of $85.9 million, to a joint venture, Exemplar/Thomas & Betts Electrical Systems, LLC (ET&B). Under terms of the joint venture agreement, Thomas & Betts owns a 49% interest in ET&B, and has a 100% income interest in the results generated by its contributed net assets plus a 49% interest in income generated by jointly developed future business. The Corporation's investment in ET&B will be accounted for using the equity method. The use of that accounting method will not affect net results but will reduce net sales, costs and expenses by the amounts previously attributable to the contributed assets.

      Other Products and Components sales of $456.7 million were 4% higher than 1996 after having risen 34% in 1996 over 1995. In 1997, gains in heating and utility component product lines and increased marketing leverage, from acquisitions of both the Elastimold utility component product lines acquired with Amerace and the Reznor Europe heating product lines, more than offset the negative effect of planned phase-outs of low-margin contract-manufacturing volumes related to divested product lines. The pronounced sales increase from 1995 to 1996 was primarily due to the addition of Elastimold.

      CONSOLIDATED GROSS MARGIN IMPROVED TO 31.9%, compared with 29.6% and 29.5% in 1996 and 1995, respectively. Excluding the special charges of $13.8 million in 1996 and $2.5 million in 1995, gross margin improved from 30.4% in 1996 and 29.7% in 1995. The 1997 gross margin reflected the positive impact of restructuring efforts, including the assimilation of Augat operations.

      Marketing, general and administrative (MG&A) expense was 16.4% of sales in 1997. Excluding special charges of $19.7 million in 1996 and $1.8 million in 1995, those expenses were 16.1% and 16.3% of sales in the two earlier years, respectively. The higher level of MG&A in 1997 was due to increased marketing expense from a change in the electrical-components channel U.S.-sales structure, somewhat offset by lower administrative expense realized from integration of acquired businesses.

      The Corporation spent 2.5% of sales on research and development (R&D) during 1997, versus 2.4% in 1996 and 2.5% in 1995. Most R&D activity took place in the Electronics segment with efforts in 1997 focused in part on the Metallized Particle Interconnect (MPI-TM), a next-generation microprocessor socket for high-end computers and workstations. Amortization expense rose in both years due to additional amortization of goodwill related to acquisitions.

      Thomas & Betts recorded $97.1 million in special charges in 1996, primarily related to the acquisition and assimilation of Augat. (See footnotes 3 and 4 to the financial statements.) Included in those charges were merger expenses, resulting from legal and financial advisory fees and change-of-control payments, and provisions for restructured operations related to the integration of Augat and initiatives to optimize operations and improve future profitability.

      The 1995 provision for restructured operations was recorded at Augat for closing redundant or excess facilities, abandoning excess equipment, discontinuing inventory in low-margin product lines and paying employee severance costs.

      EARNINGS FROM OPERATIONS IN 1997 INCREASED 17% from 1996 (excluding special charges) and 25% in 1996 versus 1995 (excluding restructuring charges). Earnings from operations of Electrical, excluding special charges, rose 24% in 1997 over 1996, and 17% in 1996 over 1995, due to higher sales volumes and wider operating margins resulting from restructuring programs. Earnings from operations of Electronics improved 10% and 9% year over year for 1997 and 1996, respectively, if special charges are excluded. The 1997 improvement reflected the benefits of restructuring and the Augat integration, while the increase in 1996 was attributed to higher sales. Other Products and Components earnings from operations declined 8% in 1997 versus 1996, compared with a 54% increase in 1996 versus 1995, excluding special charges. Volume declines in certain markets impacted the 1997 gross margin in that segment, while 1996 results reflected the acquisition of Amerace, higher sales volume, favorable sales mix and lower commodity costs.

      Other expense-net for 1997 decreased from 1996's level due to the absence of special charges related to the Augat merger. Excluding the special charges of $6.1 million, other expense in 1997 rose $1.3 million, compared with 1996. The increase was primarily due to greater interest expense resulting from higher-average net-debt levels that offset increased equity income. Other expense-net in 1996 rose $14.5 million from 1995 as a result of the special charges and higher interest expense on increased debt from the acquisition of Amerace, offset in part by higher equity income.

      The effective income tax rate for 1997 of 31.0% was 3.1 points below the rate for 1996 and 0.4 points lower than the 1995 rate. The higher 1996 rate was due to non-deductible, merger-related special charges associated with the Augat acquisition. Thomas & Betts has been able to maintain a tax rate below the statutory rate because of tax benefits derived from operations in Puerto Rico and other proactive tax initiatives.

      NET EARNINGS IN 1997 OF $154.9 MILLION WERE THEIR HIGHEST EVER, significantly greater than the 1996 and 1995 levels of $59.9 million and $88.5 million, respectively, primarily due to the special charges recorded in each of those years, as well as higher volumes and wider margins. Net earnings in 1996 included special charges of $97.1 million ($65.6 million after tax, $1.23 per share), while 1995 included a $23.0 million ($15.3 million after tax, $0.29 per share) restructuring charge recorded by Augat. Excluding the impact of those charges, net earnings in those years would have been $125.5 million in 1996 and $103.8 million in 1995. Comparing year-to-year results, excluding the impact of charges, 1997 net earnings were 23% higher than those in 1996, and 1996 net earnings were 21% above those in 1995.

      Effective for 1997, Thomas & Betts began reporting earnings per share
(EPS) on both basic and diluted bases in compliance with Statement of Financial Accounting Standard No. 128. Previously, in accordance with the earlier accounting standard, the Corporation reported "simple" EPS. The impact of adopting the new accounting standard was minimal for all years restated, with no change to basic EPS and only a 1 CENTS or 2 CENTS decrease from simple EPS to diluted EPS, reflecting slight dilutive effects from assumed employee-stock-option conversions. Excluding the effects of the special charges discussed above, EPS (both on basic and diluted bases) increased 20% in 1997 over 1996, and 19% in 1996 over 1995. Including the special charges, the changes were 151% and (33%), respectively.

      In 1997, the Financial Accounting Standards Board issued Statements No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both statements are effective in 1998, and both will require additional interim or annual financial disclosure without changing the overall financial results of the Corporation. Although Thomas & Betts has not concluded what presentation changes will be required, if any, it does not currently believe that adoption of those standards will significantly affect the characterization of its business.

LIQUIDITY AND FINANCIAL RESOURCES

CASH PROVIDED BY OPERATING ACTIVITIES INCREASED IN 1997 due to higher net earnings for the year and the sale of $145.2 million of trade accounts receivable under an asset-securitization program commenced in December 1997. Those sources funded capital expenditures, dividends, restructuring expenditures provided for predominantly in 1996 and net working-capital levels required to support higher sales.

      CAPITAL SPENDING OF $116.7 MILLION IN 1997 ROSE 8% FROM 1996'S LEVEL, but spending in 1996 decreased 18% from 1995, a year in which the Corporation undertook a major spending program on distribution facilities. Projects in 1997 included restructuring-related spending to consolidate the operations of recent acquisitions, expansion of production capabilities, efficiency-related improvements and new systems software. Projects in 1996 included completion of the central distribution center, continued expansion of Mexican operations and restructuring-related spending at Augat. Projects in 1995 included spending on three state-of-the-art distribution facilities, expansion of production capabilities, equipment and efficiency-related improvements.

      Management expects capital expenditures to be slightly higher in 1998 than the normal run rate as the Corporation undertakes numerous information technology projects.

      THE CORPORATION IS ACTIVELY ENGAGED IN A CORPORATE-WIDE PROGRAM TO ENSURE ITS COMPUTER SYSTEMS ARE YEAR 2000 COMPLIANT. That effort included a comprehensive review of automated systems in use throughout the Corporation. In several significant areas, the Corporation is currently installing new systems with greatly enhanced functionality that also solve potential Year 2000 problems in those areas. Other actions have or will include software-release upgrades and modifications to coding in software that will not be replaced. A significant portion of the cost of the new systems will be capitalized. Management does not expect the total amounts, to be expended over the next two years for both enhanced functionality and Year 2000 compliance, to be material to its financial position or results of operations. Virtually all systems are expected to be Year 2000 compliant by year-end 1998.

      THOMAS & BETTS COMPLETED SIX ACQUISITIONS DURING 1997 for total consideration of approximately $62 million, consisting of cash and 793,560 shares of the Corporation's common stock. Those acquisitions were: in January, Taylor Wiring Duct, a major supplier of wiring duct and accessories to the industrial OEM market; in March, Marr Group Limited, a manufacturer of twist-on electrical-wire connectors, plastic electrical- outlet boxes and box connectors; in April, the assets of Electro-Resources Corporation of Texas, which sold under the name TANCO-Registered Trademark-, a supplier of electrical enclosures; in June, Electroline Manufacturing Company, a manufacturer of electrical conduit fittings; in July, Patriot Products, Inc., a maker of in-floor duct systems; and, also in July, Diamond Communication Products, Inc., a manufacturer of drop hardware for the worldwide communications industry. The Taylor, Marr, Tanco and Patriot acquisitions were accounted for using the purchase method of accounting. The acquisitions of Electroline and Diamond were accounted for as immaterial poolings of interests. Those six acquisitions represented $57.6 million of 1997 sales.

      Thomas & Betts closed eight acquisitions in 1996, the two largest of which were Augat and Amerace. In December 1996, approximately 12.8 million shares of the Corporation's common stock were exchanged for all of the outstanding common stock of Augat in a transaction valued at approximately $570 million. In January 1996, the Corporation acquired all the outstanding stock of Amerace for $212.5 million in cash.

      Thomas & Betts makes selective acquisitions to broaden its business worldwide. The Corporation currently is evaluating several acquisition possibilities and expects to do so from time to time in the future. The Corporation may finance any such acquisitions that it consummates through the issuance of private or public debt or equity, internally generated funds or a combination of those sources.

      DEBT DECLINED $176.1 MILLION IN 1997 FROM 1996'S LEVEL, reflecting the application of cash generated from operations and proceeds from the sale of accounts receivable. Debt increased by $277.3 million in 1996 from 1995's level due to the issuance of debt in early 1996 to finance the Amerace acquisition. Pretax interest coverage grew from 3.6 times in 1996 (excluding special charges) to 4.0 times in 1997.

      In June 1997, Thomas & Betts initiated a commercial paper program, which is backed by a $500.0 million revolving-credit agreement. At year-end, $79.9 million of commercial paper was outstanding. Management believes that its external financial resources and internally generated funds are sufficient to meet the Corporation's capital needs for the foreseeable future.

      CASH AND SHORT-TERM INVESTMENTS DECLINED $66.0 MILLION in 1997 primarily due to repatriation of funds on a tax-effective basis. Thomas & Betts maintains a portfolio of marketable securities and cash equivalents in Puerto Rico, which at year-end 1997 was valued at $77.7 million. Although those investments represent currently available funds, they remain invested so that the Corporation can obtain favorable, partially tax-exempt status on earnings generated in Puerto Rico.

OTHER MATTERS

Thomas & Betts is committed to complying with all applicable laws and to pursuing actions and practices that promote a safer, healthier environment. The Corporation expended approximately $3.0 million, $2.0 million and $1.5 million for environmental remediation and corrective matters for years 1997, 1996 and 1995, respectively, with payments for Superfund-related sites being less than $0.7 million in any year.

FORWARD-LOOKING STATEMENTS

Statements in this financial review or made by management of the Corporation that contain more than historical information may be considered to be "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995), which are subject to many risks and uncertainties. Actual results may vary materially from those expressed in the forward-looking statements because of uncertainties identified in the Corporation's latest Annual Report on Form 10-K filed with the Securities and Exchange Commission.

                      CONSOLIDATED STATEMENTS OF EARNINGS

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


In thousands (except per share data)             1997         1996         1995
------------------------------------------ ----------   ----------   ----------

NET SALES................................. $2,114,718   $1,985,145   $1,733,368
                                           ----------   ----------   ----------
COSTS AND EXPENSES
Cost of sales.............................  1,440,303    1,398,031    1,221,463
Marketing, general and administrative.....    346,046      339,124      283,861
Research and development..................     51,896       47,229       44,083
Amortization of intangibles...............     17,355       15,323       11,314
Merger expense............................         --       30,558           --
Provision for restructured operations.....         --       24,501       18,700
                                           ----------   ----------   ----------
                                            1,855,600    1,854,766    1,579,421
                                           ----------   ----------   ----------

Earnings from operations..................    259,118      130,379      153,947
Other expense -- net......................     34,682       39,501       25,017
                                           ----------   ----------   ----------
Earnings before income taxes..............    224,436       90,878      128,930
Income taxes..............................     69,575       31,010       40,428
                                           ----------   ----------   ----------
NET EARNINGS.............................. $  154,861   $   59,868      $88,502
                                           ----------   ----------   ----------
NET EARNINGS PER COMMON SHARE:
  Basic................................... $     2.83   $     1.13   $     1.69
  Diluted................................. $     2.81   $     1.12   $     1.68
Average shares outstanding:
  Basic...................................     54,717       53,059       52,494
  Diluted.................................     55,090       53,512       52,722
Cash dividends declared per share......... $     1.12   $     1.12   $     1.12
------------------------------------------ ----------   ----------   ----------
------------------------------------------ ----------   ----------   ----------


See Notes to Consolidated Financial Statements.

                       CONSOLIDATED BALANCE SHEETS

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                              December 28,    December 29,
In thousands                                          1997            1996
--------------------------------------------  ------------    ------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents.................... $   43,872      $  126,355
Marketable securities........................     52,382          35,940
Receivables -- net...........................    273,565         361,511
Inventories..................................    373,977         363,306
Deferred income taxes........................     43,452          62,121
Prepaid expenses.............................      8,902           7,818
                                              ----------      ----------
Total Current Assets.........................    796,150         957,051

PROPERTY, PLANT AND EQUIPMENT
Land.........................................     21,670          16,944
Buildings....................................    219,381         217,792
Machinery and equipment......................    833,540         765,240
                                              ----------      ----------
                                               1,074,591         999,976
Less accumulated depreciation................    504,829         460,032
                                              ----------      ----------
                                                 569,762         539,944
INTANGIBLE ASSETS -- NET.....................    505,225         519,276
INVESTMENTS IN UNCONSOLIDATED COMPANIES......    127,703          76,368
OTHER ASSETS.................................     39,835          38,598
                                              ----------      ----------
TOTAL ASSETS................................. $2,038,675      $2,131,237
                                              ----------      ----------
                                              ----------      ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable................................ $   25,997      $   49,365
Current maturities of long-term debt.........      5,256          15,690
Accounts payable.............................    208,056         190,184
Accrued liabilities..........................    140,584         189,961
Income taxes.................................     44,514          35,372
Dividends payable............................     15,401          11,328
                                              ----------      ----------
Total Current Liabilities....................    439,808         491,900

LONG-TERM LIABILITIES
Long-term debt...............................    502,813         645,096
Other long-term liabilities..................     92,206         100,676
Deferred income taxes........................     26,467          25,183

SHAREHOLDERS' EQUITY
Common stock.................................    316,922         284,639
Retained earnings............................    668,189         569,869
Cumulative translation adjustment............     (3,523)         15,084
Other........................................     (4,207)         (1,210)
                                              ----------      ----------
Total Shareholders' Equity...................    977,381         868,382
                                              ----------      ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY... $2,038,675      $2,131,237
--------------------------------------------- ----------      ----------
--------------------------------------------- ----------      ----------

See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

In thousands                                                1997       1996       1995
------------                                             ---------  ---------  ---------

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings............................................ $ 154,861  $  59,868  $  88,502
Adjustments:
  Depreciation and amortization.........................    95,324     91,581     76,495
  Provision for restructured operations.................        --     24,501     18,700
  Accrued merger and other special charges..............        --     51,145      4,300
  Deferred income taxes.................................    19,771    (26,728)     7,782
  Changes in operating assets and liabilities, net:
    Receivables.........................................    79,066    (63,147)   (10,980)
    Inventories.........................................   (17,900)   (29,159)   (16,984)
    Accounts payable....................................    21,471     22,386     (7,118)
    Accrued liabilities.................................   (60,866)   (30,847)   (26,977)
    Income taxes payable................................     9,316     20,789     (5,681)
  Other.................................................   (11,231)       492     (5,615)
                                                         ---------  ---------  ---------
Net cash provided by operating activities...............   289,812    120,881    122,424
                                                         ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of and investments in businesses..............   (19,326)  (256,390)   (19,983)
Purchases of property, plant and equipment..............  (116,719)  (107,807)  (131,442)
Proceeds from sale of property, plant and equipment.....     6,098     37,535      4,993
Marketable securities acquired..........................   (81,365)   (26,636)   (50,925)
Proceeds from matured marketable securities.............    64,807     51,387     49,500
Other...................................................        --         --      4,502
                                                         ---------  ---------  ---------
Net cash used in investing activities...................  (146,505)  (301,911)  (143,355)
                                                         ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in borrowings with original
  maturities less than 90 days..........................    (6,850)   (16,798)    46,938
Proceeds from long-term debt and other borrowings.......   170,412    386,437     24,789
Repayment of long-term debt and other borrowings........  (354,394)   (95,137)   (31,658)
Stock options exercised.................................    25,945     12,812     10,194
Cash dividends paid.....................................   (56,898)   (48,305)   (47,138)
                                                         ---------  ---------  ---------
Net cash provided by (used in) financing activities.....  (221,785)   239,009      3,125
                                                         ---------  ---------  ---------
EFFECT OF EXCHANGE-RATE CHANGES ON CASH.................    (4,005)    (6,779)     2,755
                                                         ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents....   (82,483)    51,200    (15,051)
Cash and cash equivalents -- beginning of year..........   126,355     75,155     90,206
                                                         ---------  ---------  ---------
Cash and cash equivalents -- end of year................ $  43,872   $126,355  $  75,155
-------------------------------------------------------- ---------  ---------  ---------
-------------------------------------------------------- ---------  ---------  ---------

Cash payments for interest.............................  $  54,185   $ 37,359  $  32,176
Cash payments for taxes................................  $  40,480   $ 29,066  $  36,699


See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                             Common Stock       Additional               Cumulative
                                          ------------------     Paid-in     Retained    Translation   Treasury
In thousands                              Shares     Amount      Capital     Earnings    Adjustment     Stock
----------------------------------------  ------    --------    ---------    --------    -----------   --------
Balance at January 1, 1995                51,673    $ 25,837    $ 230,953    $516,537      $ 19,749     $(2,719)
                                          ------    --------    ---------    --------      --------     -------
Immaterial poolings of interests........     656         328        1,616       2,309            --          --
Net earnings............................      --          --           --      88,502            --          --
Dividends declared......................      --          --           --     (47,380)           --          --
Stock options and incentive awards......     436         218       10,879          --            --        (685)
Translation adjustments.................      --           -           --          --         4,506          --
----------------------------------------  ------    --------    ---------    --------    -----------   --------
Balance at December 31, 1995............  52,765      26,383      243,448     559,968        24,255      (3,404)
----------------------------------------  ------    --------    ---------    --------    -----------   --------
Reincorporation.........................    (107)    240,044     (243,448)         --            --       3,404
Net earnings............................      --          --           --      59,868            --          --
Dividends declared......................      --          --           --     (48,412)           --          --
Stock options and incentive awards......     587      16,263           --          --            --          --
Business acquisitions and investments...      58       1,949           --         (39)           --          --
Change in subsidiaries' year-end........      --          --           --      (1,516)           --          --
Translation adjustments.................      --          --           --          --        (9,171)         --
----------------------------------------  ------    --------    ---------    --------    -----------   --------
Balance at December 29, 1996............  53,303     284,639           --     569,869        15,084          --
----------------------------------------  ------    --------    ---------    --------    -----------   --------
Immaterial poolings of interests........     731       2,728           --       4,430            --          --
Net earnings............................      --          --           --     154,861            --          --
Dividends declared......................      --          --           --     (60,971)           --          --
Stock options and incentive awards......     910      25,945           --          --            --          --
Business acquisitions and investments...      62       3,610           --          --            --          --
Translation adjustments.................      --          --           --          --       (18,607)         --
----------------------------------------  ------    --------    ---------    --------    -----------   --------
Balance at December 28, 1997............  55,006    $316,922    $      --    $668,189       $(3,523)    $    --
----------------------------------------  ------    --------    ---------    --------    -----------   --------
----------------------------------------  ------    --------    ---------    --------    -----------   --------

Preferred Stock: Authorized 500,000 shares, no par value. None issued to date, but 300,000 shares are reserved for the Corporation's Shareholder Rights Plan.
Common Stock: Authorized 80,000,000 shares, no par value.

-------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  NATURE OF OPERATIONS

Thomas & Betts Corporation (the Corporation) is a leading manufacturer of connectors and components for worldwide electrical and electronics markets. With international headquarters in Memphis, Tenn., the Corporation operates more than 100 manufacturing and distribution facilities in 20 countries around the globe. The Corporation designs, manufactures and sells components that allow others to assemble electrical and electronic systems. The Corporation's products include: electromechanical components and subsystems that provide solutions for information processing, communications and automotive industries in North America, Europe and Asia; electrical connectors and accessories for industrial, commercial, utility, residential and project construction, renovation and maintenance applications primarily in North America; transmission poles, towers and industrial lighting products for domestic and international customers; and heating units and accessories for mechanical and refrigeration markets in North America and Europe.

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Corporation uses the equity method of accounting for its investments in 20-to-50-percent-owned companies. Under generally accepted accounting principles (GAAP), there is a presumption that the equity method should be used to account for those investments. If the Corporation were to determine that it no longer had the ability to exercise significant influence over the operating and financial policies of those companies, GAAP would require the Corporation to use the cost method rather than the equity method to account for those investments. The Corporation regularly monitors its relationships with those companies.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR

The Corporation's fiscal year ends on the Sunday closest to the end of the calendar year. Results for 1997, 1996 and 1995 are for the 52 weeks ended December 28, 1997, December 29, 1996 and December 31, 1995, respectively. In 1996, the Corporation's Augat Inc. (Augat) subsidiary changed the fiscal year of its European and Far Eastern subsidiaries from November 30 to the Corporation's fiscal year-end, thus eliminating a one-month reporting lag. That change resulted in a charge against retained earnings of $1.5 million.

FINANCIAL INSTRUMENTS AND CONCENTRATIONS
OF CREDIT RISK

When deemed appropriate, the Corporation enters into forward foreign-exchange contracts to hedge foreign-currency-transaction exposures for periods consistent with those committed exposures. Those contracts are with major financial institutions and may at times be concentrated with certain counterparties. The creditworthiness of counterparties is subject to continuing review, and full performance by those counterparties is anticipated. Foreign-exchange contracts generally have maturities that do not exceed one year.

     Currency hedging reduces the impact of foreign-exchange-rate movements on the Corporation's operating results, as gains and losses on contracts are offset by losses and gains on any assets, liabilities and transactions being hedged. A high correlation is maintained between the transactions and the hedges to minimize currency risk. In most cases, both the exposed transactions and the hedging contracts are marked to market monthly with gains and losses included in earnings as other income or expense. Gains and losses on certain contracts that hedge specific foreign-currency denominated commitments are deferred and recognized in the period in which the transaction is completed. Unrealized gains are reported as prepaid expenses, and unrealized losses are reported as accrued liabilities.

     As of December 28, 1997, and December 29, 1996, the Corporation had outstanding contracts, all maturing within 240 days, to buy $22.5 million and sell $10.7 million, respectively, of principally Canadian, Japanese and European currencies for U.S. dollars. Deferred contract gains and losses at December 28, 1997, and December 29, 1996, were not significant.

     The Corporation is exposed to risk from fluctuating prices for commodities used to manufacture its products, primarily copper, zinc, aluminum, gold and resins. Some of that risk is hedged through the use of futures and swap contracts that fix the price the Corporation will pay for the commodity. Cost of sales reflects the commodity cost, including the effects of the commodity hedge. The total quantity of commodity contracts purchased is kept at least 20% below the actual quantity of commodities expected to be purchased for production. As of December 28, 1997, the Corporation had $22.3 million of those contracts outstanding, maturing through December 1998. The maturity of the contracts highly correlates with the actual purchases of the commodity. The amounts paid or received are calculated based on the notional amounts under the contracts. The use of such commodity contracts effectively protects the Corporation against changes in the price of the commodity to the extent of the notional amount under the contract. As of December 28, 1997, the net unrealized loss on those commodity contracts was $1.7 million. That value will change as commodity prices change and will be recorded only at the time the underlying commodity is actually purchased.

     Credit risk, with respect to trade receivables, is limited due to the large number of customers comprising the Corporation's customer base and their dispersion across many different industries and geographic areas.

     The Corporation will, on occasion, enter into interest-rate swaps to reduce the impact of changes in interest rates on portions of its floating-rate debt. The rate differential paid or received under those agreements is accrued monthly, consistent with the terms of the agreements and market interest rates. Those agreements are with financial institutions having at least a single-A credit rating, which minimizes non-performance risk. As of December 28, 1997, the Corporation had no outstanding interest-rate swaps.

RECEIVABLES

Receivables are stated net of allowance for doubtful accounts and cash discounts of $11.4 million at December 28, 1997, and $8.7 million at December 29, 1996.

     In December 1997, the Corporation entered into an asset-securitization agreement. The agreement permits the Corporation to continually sell accounts receivable through December 19, 2002, to a maximum purchasers' investment of $150.0 million.

That maximum investment is subject to decrease based on the level of eligible accounts receivable and restrictions on concentrations of receivables. In December 1997, the Corporation sold a fractional ownership interest in a defined pool of trade accounts receivable for approximately $145.2 million. That transaction has been accounted for as a sale of assets under the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The sold accounts receivable are reflected as a reduction of receivables in the accompanying consolidated balance sheet. The discount rate on the receivables sold in December 1997 was approximately 6.10%.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 60% of the Corporation's inventories, and the first-in, first-out (FIFO) method for the remainder of inventories. The LIFO value of inventories held at December 28, 1997, approximated their current cost.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Expenditures for maintenance and repair are charged to expense as incurred. Significant renewals and betterments that extend the lives of assets are capitalized. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, which range principally from 10 to 25 years for land improvements, 5 to 45 years for buildings, and 3 to 15 years for machinery and equipment.

INTANGIBLE ASSETS

Intangible assets consist principally of the excess of cost over the fair value of net assets (goodwill) acquired in business combinations accounted for as purchases. Those assets are being amortized on a straight-line basis over various periods not exceeding 40 years. Goodwill is reevaluated when business events and circumstances indicate that the carrying amount may not be recoverable. Reevaluation is based on projections of related, undiscounted, future cash flows. As of December 28, 1997, and December 29, 1996, accumulated amortization of intangible assets was $93.6 and $71.6 million, respectively.

INCOME TAXES

The Corporation uses the asset and liability method of accounting for income taxes. That method recognizes the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities, and provides a valuation allowance based on a "more-likely-than-not" standard.

     Undistributed earnings of foreign subsidiaries held for reinvestment in overseas operations amounted to $83.1 million at December 28, 1997.

Additional U.S. income taxes may be due upon remittance of those earnings (net of foreign tax credits resulting from the distribution), but determining the amount of any such additional taxes is impractical.

SHAREHOLDERS' EQUITY

In May 1996, the Corporation's state of incorporation was changed from New Jersey to Tennessee. The reincorporation resulted in each outstanding share of the Corporation's common stock, par value of $0.50, being converted into one share of common stock, no par value. Tennessee law requires shares repurchased by a corporation to be returned to the status of authorized but unissued shares; accordingly, the shares of common stock previously held in treasury were canceled. There was no change in total shareholders' equity as a result of the elimination of par value and treasury stock.

     Shareholders' equity included increases of $0.7 million at December 28, 1997, and $0.8 million at both December 29, 1996, and December 31, 1995, which related to unrealized gains on marketable securities and decreases of $4.9 million, $2.0 million and $0.5 million at December 28, 1997, December 29, 1996, and December 31, 1995, respectively, related to non-vested restricted stock awards. Compensation expense, related to the restricted stock awards, is recognized over the vesting period.

STOCK PURCHASE RIGHTS

On December 3, 1997, the Corporation's board of directors declared a dividend of one preferred-share purchase right for each outstanding share of common stock of the Corporation. The dividend was payable to shareholders of record as of December 15, 1997. The rights are attached to and automatically trade with the outstanding shares of the Corporation's common stock.

     The rights will become exercisable only in the event that any person or group of affiliated persons becomes a holder of 15% or more of the Corporation's outstanding common stock, or commences a tender exchange offer, which, if consummated, would result in that person's or affiliated persons' owning at least 15% of the Corporation's outstanding common stock. Once the rights become exercisable, they entitle all shareholders, other than an acquiring person, to purchase one two-hundredths of a share of preferred stock, which entitles the holder to purchase, for $200, a number of shares of common stock having a market value of twice the exercise price. In addition, at any time after any person has become an acquiring person, but before any person becomes the beneficial owner of 50% or more of the outstanding common stock, the board of directors may exchange all or part of the rights (other than rights beneficially owned by an acquiring person and certain affiliated persons) for shares of common stock at an exchange ratio of one share of common stock per right. The rights may be redeemed at a price of $.005 per right at any time prior to their expiration on December 15, 2000.

EARNINGS PER SHARE

During the fourth quarter of 1997, the Corporation adopted SFAS No. 128, "Earnings Per Share." The earnings-per-share (EPS) information in prior periods has been restated to conform to such presentation.

     Basic EPS is computed by dividing net earnings by the weighted-average number of shares of common stock outstanding during the year. Diluted EPS is computed by dividing net earnings by the sum of (1) the weighted-average number of shares of common stock outstanding during the period and (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method.

     The following is a reconciliation of the numerators and denominators of the per share computations:
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


In thousands
(except per share data)              1997         1996         1995
-----------------------            --------      -------      -------

Net earnings                       $154,861      $59,868      $88,502
-----------------------            --------      -------      -------
Basic -- Average shares
  outstanding                        54,717       53,059       52,494
Basic EPS                          $   2.83      $  1.13      $  1.69
-----------------------            --------      -------      -------
-----------------------            --------      -------      -------
Diluted -- Average shares
  outstanding                        54,717       53,059       52,494
-----------------------            --------      -------      -------
Plus assumed exercise
  of stock options                      373          453          228
-----------------------            --------      -------      -------
                                     55,090       53,512       52,722
-----------------------            --------      -------      -------
Diluted EPS                        $   2.81      $  1.12      $  1.68

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued, on an undiscounted basis, when it is probable that those costs will be incurred and can be reasonably estimated based on evaluations of currently available facts related to each site.

CASH FLOW INFORMATION

Cash equivalents consist of investments, with maturities at date of purchase of less than 90 days, that have a low risk of change in value due to interest rate changes. Foreign-currency cash flows have been converted to U.S. dollars at appropriately weighted-average exchange rates or the exchange rates in effect at the time of the cash flows, where determinable.


3  MERGERS, ACQUISITIONS AND DIVESTITURES

AUGAT INC.

On December 11, 1996, the Corporation acquired all of the outstanding common stock of Augat Inc. in exchange for 12,821,337 shares of the Corporation's common stock. In addition, options to acquire Augat common stock were converted to options to acquire 791,400 shares of the Corporation's common stock.

     The acquisition was accounted for as a pooling of interests, and the Corporation's financial statements were restated to include the results of Augat for all periods presented, except for dividends per share, which reflect the Corporation's historical per share amount.

     In the fourth quarter of 1996, the Corporation recorded special charges totaling $97.1 million. The charges provided for merger expenses, including legal and financial advisory fees and change-of-control payments; restructuring expenses related to both the Corporation's existing operations and the operations of Augat (see Note 4); adjustments to accounting estimates of Augat's liabilities, primarily environmental, litigation, warranty and employee-benefit accruals, and provisions for inventory obsolescence; the cost of index-put options purchased and held through the merger's stock-pricing period; and other one-time expenses, including certain termination benefits related to the Corporation's executive retirement plan and previously idled facility charges. The charges were recorded in the statement of earnings as follows: net sales, $2.4 million; cost of sales, $13.8 million; marketing, general and administrative, $19.7 million; merger expense, $30.6 million; provision for restructured operations, $24.5 million; and other expense, $6.1 million.

AMERACE CORPORATION

On January 2, 1996, the Corporation acquired all of the outstanding stock of Amerace Corporation for $212.5 million in cash. That acquisition was accounted for using the purchase method. The aggregate purchase price was allocated to the acquired assets of Amerace based on their respective fair values, with the excess of approximately $150 million allocated to goodwill.

     Results of operations of Amerace after the acquisition date are included in the Consolidated Statements of Earnings. If the acquisition and its financing had occurred on January 2, 1995, management estimates that on an unaudited pro-forma basis, net sales, net earnings and net earnings per share would have been $1,890.4 million, $93.9 million and $1.79 per share, respectively, for the year-ended December 31, 1995. Those pro-forma results have been prepared for comparative purposes only and are not necessarily indicative of the combined results of operations that would have resulted had the acquisition taken place on January 2, 1995, nor are they necessarily indicative of results of operations for any future period. On May 14, 1996, the Corporation sold most of the assets of the Hendrix Wire and Cable business of Amerace Corporation. No gain or loss was incurred as a result of that sale.

OTHER

The Corporation completed six acquisitions during 1997 for total consideration of $62.0 million, consisting of cash and 793,560 shares of the Corporation's common stock. Two of those acquisitions were accounted for as immaterial poolings of interests, and the results of those acquisitions have been included in the Corporation's results as of the beginning of 1997 without restating prior years' results. The remaining four acquisitions were accounted for under the purchase method of accounting. The six acquisitions represented approximately $57.6 million of sales reported by the Corporation in 1997. The excess of the purchase price over the fair value of the acquired assets in the purchase acquisitions was approximately $14.6 million and has been recorded as goodwill.

     On December 28, 1997, the Corporation completed the creation of a joint venture with Exemplar Manufacturing Company, a privately owned business based in Ypsilanti, Michigan, to manufacture and sell power distribution, battery cable and wiring systems to the U.S. automotive industry. In exchange for a 49% interest in the ownership of the joint venture, the Corporation contributed net assets with a carrying value of approximately $41.0 million; no gain or loss was recognized as a result of that transaction. The joint-venture agreement provides that each venturer retains a 100% income interest in earnings generated by its respective contributed business; income from jointly developed business will be allocated in accordance with the ownership percentages. Sales generated in 1997 by the assets contributed by the Corporation to that joint venture were $85.9 million.

     The Corporation completed six acquisitions during 1996, in addition to Augat and Amerace, for a total of approximately $46.0 million, consisting of cash and 57,714 shares of the Corporation's common stock. All were accounted for using the purchase method of accounting, and represented approximately $37.0 million of sales reported by the Corporation in 1996. The excesses of the purchase prices over the fair values of the acquired assets in the above acquisitions were approximately $26.0 million, recorded as goodwill.

     In 1995, the Corporation completed five acquisitions for approximately $48.0 million, consisting of cash and 657,810 shares of the Corporation's common stock. Three acquisitions were accounted for using the purchase method of accounting, and two acquisitions were accounted for as immaterial poolings of interests without restating prior years' results. Businesses acquired in 1995 represented approximately $39.0 million of sales reported by the Corporation in 1995.

     On August 10, 1994, the Corporation completed the purchase of a minority interest (29.1% of the outstanding common stock representing 23.55% of the voting common stock) in Leviton Manufacturing Co., Inc., a leading U.S. manufacturer of wiring devices, for approximately $51.0 million in cash and common stock. Leviton's chief executive officer opposed the Corporation's acquisition of the stock. The chief executive officer, with his wife, owns approximately 50.5% of Leviton's outstanding common stock (76.45% of Leviton's voting common stock) through a voting trust (a majority sufficient for the approval of all corporate actions that Leviton might undertake; however, the majority is not sufficient to permit either federal-income-tax consolidation or pooling-of-interests accounting treatment in a merger). The remainder of the outstanding common stock, all of which is non-voting, is owned by approximately 19 other Leviton family members. The opposition of the chief executive officer to the Corporation's investment has resulted in litigation between Leviton and the Corporation, consisting of the Corporation's proceeding in Delaware in February 1995 to compel Leviton to make additional financial and other information available to the Corporation, and of Leviton's subsequent action against the Corporation and other parties in New York seeking damages and other relief in connection with the transaction in which the Corporation acquired its Leviton investment. The Corporation does not have and has not sought representation on Leviton's board of directors, which would be opposed by Leviton's chief executive officer, and does not receive copies of Leviton's board minutes.

     Notwithstanding the existence of an adversarial relationship with the controlling shareholder of Leviton, the Corporation has developed relationships with certain key members of Leviton management and believes that those relationships and other factors support management's conclusion that the Corporation has the ability to exercise significant influence over Leviton's financial and operating policies. The Corporation owns more than 20% of Leviton's voting stock, and there are no restrictions on the Corporation's ability to exercise the attributes of ownership (situations have not arisen to date in which the Corporation has had an opportunity to vote its Leviton shares in a matter that would demonstrate significant influence over Leviton's financial and operating policies). In addition, because the Corporation is a non-family shareholder, the Corporation believes that it has a greater ability than other shareholders to challenge actions by Leviton management that the Corporation considers adverse to shareholders' interests. Senior management responsible for Leviton's day-to-day operations and operating and financial policies has engaged in an ongoing dialogue over the past 20 months with the Corporation and has acknowledged that the Corporation's presence as a Leviton shareholder has influenced the manner in which Leviton conducts business. Further, Leviton has taken certain actions, following discussions with the Corporation, which have been consistent with the Corporation's requests and suggestions. The Corporation's equity in the earnings of Leviton has been typically less than 5% and, of late, never more than 7% of the Corporation's net income before special charges and typically less than 7% and, of late, never more than 9% of the Corporation's net income after special charges. Should the Corporation determine that it no longer has the ability to influence the operating and financial policies of Leviton, the Corporation, in compliance with GAAP, will adopt the cost method on a prospective basis.

4  RESTRUCTURING

During the fourth quarter of 1996, the Corporation recorded a restructuring charge of $24.5 million relating to the integration of Augat and initiatives affecting Augat's and other of the Corporation's operations. Restructuring initiatives included the closure of Augat's corporate-headquarters facility in Mansfield, Mass., and redundant non-U.S. administrative facilities, as well as the rationalization of the combined sales forces and manufacturing operations. With respect to that restructuring charge, the Corporation has expended $14.6 million for cash severance and other employee-benefit costs and $0.7 million for other non-cash losses through December 1997, with $3.3 million remaining for cash-related activities and $5.9 million remaining for non-cash losses due to the disposal of property and equipment associated with closed facilities. Those restructuring actions are expected to be completed by the end of the third quarter of 1998.

     In the fourth quarter of 1995, Augat recorded a restructuring charge of $18.7 million for redundant or excess facilities and equipment being closed or abandoned, inventory in low-margin product lines to be discontinued and employee-severance and benefit costs.

     Management believes that reserves established by the 1996 and 1995 restructuring charges are adequate for the purposes for which they were established.

5  INCOME TAXES

The components of earnings before income taxes were as follows:


---------------------------------------------------------------------
---------------------------------------------------------------------

In thousands                         1997          1996        1995
---------------------------------------------------------------------

Domestic                           $179,192      $45,330     $ 83,875
Foreign                              45,244       45,548       45,055
---------------------------------------------------------------------
       Total                       $224,436      $90,878     $128,930
---------------------------------------------------------------------
---------------------------------------------------------------------


     The components of income tax expense were as follows:


---------------------------------------------------------------------
In thousands                         1997          1996        1995
---------------------------------------------------------------------

Current
    Federal                         $32,892      $33,923      $14,250
    Foreign                          16,217       17,112       15,023
    State and local                     513        4,982        2,263
---------------------------------------------------------------------
       Total current                 49,622       56,017       31,536
---------------------------------------------------------------------
Deferred
    Domestic                         19,341      (23,682)       7,333
    Foreign                             612       (1,325)       1,559
---------------------------------------------------------------------
       Total deferred                19,953      (25,007)       8,892
---------------------------------------------------------------------
       Income taxes                 $69,575      $31,010      $40,428
---------------------------------------------------------------------
---------------------------------------------------------------------


     The reconciliation between the federal statutory tax rate and the Corporation's effective tax rate was as follows:


--------------------------------------------------------------------------
--------------------------------------------------------------------------
                                          1997          1996        1995
--------------------------------------------------------------------------

Federal statutory tax rate                 35.0%        35.0%        35.0%
Increase (reduction) resulting from:
    State tax -- net of federal tax
       benefit                               0.4         2.3          1.3
    Partially tax-exempt income             (6.3)       (9.4)        (4.8)
    Goodwill                                 2.0         4.5          2.4
    Merger expenses                           --         5.6           --
    Change in valuation allowance           (1.9)       (5.0)        (1.4)
    Other                                    1.8         1.1         (1.1)
--------------------------------------------------------------------------
    Effective tax rate                      31.0%       34.1%        31.4%
--------------------------------------------------------------------------
--------------------------------------------------------------------------


     The components of the Corporation's net deferred tax asset were as follows:

                                       DECEMBER 28,    December 29,
In thousands                                   1997            1996
--------------------------------------------------------------------------

Deferred tax assets
    Special-charge-related reserves       $ 16,596      $ 33,773
    Accrued employee benefits               10,146        10,333
    Other accruals                          19,504        24,197
    Asset reserves                          14,845        10,289
    Foreign tax-credit and loss
       carryforwards                         7,644        11,087
    Pension benefits                         6,569         7,470
    Other                                    4,611        11,206
    Valuation allowance                     (3,373)      (10,825)
--------------------------------------------------------------------------
    Net deferred tax assets                 76,542        97,530
--------------------------------------------------------------------------
Deferred tax liabilities
    Property, plant and equipment          (36,885)      (42,044)
    Other                                  (22,672)      (18,548)
--------------------------------------------------------------------------
    Total deferred tax liabilities         (59,557)      (60,592)
--------------------------------------------------------------------------
    Net deferred tax asset                 $16,985       $36,938
--------------------------------------------------------------------------
--------------------------------------------------------------------------


     The valuation allowance for deferred tax assets was decreased by $7.4 million in 1997, $4.3 million due to utilization and $3.1 million due to expiration of foreign net operating-loss and foreign-tax credit carryforwards. The remaining valuation allowance at December 28, 1997, related to foreign net operating loss carryforwards.

6  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation's financial instruments include cash and cash equivalents, marketable securities, short-term borrowings, long-term debt, commodity swaps and foreign-currency contracts. The carrying amounts of those financial instruments generally approximated their fair values at December 28, 1997, and at December 29, 1996, except that, based on the borrowing rates currently available to the Corporation, the fair value of long-term debt was approximately $519.4 and $664.9 million at December 28, 1997, and at December 29, 1996, respectively.

     The cost basis and fair market value of marketable securities at December 28, 1997, and at December 29, 1996, were as follows:

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                          Amortized         Gross         Gross          Fair
                               Cost    Unrealized    Unrealized        Market
In thousands                  Basis         Gains        Losses         Value
-----------------------------------------------------------------------------

DECEMBER 28, 1997
Certificates of deposit     $27,447        $   --         $  --       $27,447
Mortgage-backed              22,588         1,281          (213)       23,656
Equity and other              1,074           234           (29)        1,279
-----------------------------------------------------------------------------
Total                       $51,109        $1,515         $(242)      $52,382
-----------------------------------------------------------------------------
December 29, 1996
Mortgage-backed             $33,477        $1,442         $(583)      $34,336
Equity and other              1,074           530            --         1,604
-----------------------------------------------------------------------------

Total                       $34,551        $1,972         $(583)      $35,940
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

     There were no sales of available-for-sale securities during the year. The mortgage-backed securities held at December 28, 1997, have expected maturities ranging from one to 22 years.


7  LONG-TERM DEBT

--------------------------------------------------------------------
--------------------------------------------------------------------
                                       DECEMBER 28,    December 29,
In thousands                                   1997            1996
--------------------------------------------------------------------

Revolving-credit facility                 $     --        $205,000
Notes payable with a weighted-
  average interest rate at
  December 28, 1997, of 7.3%,
  due through 2006                         273,478         353,821
Other bank borrowings with a
  weighted-average interest rate at
  December 28, 1997, of 5.70%              104,573          44,419
Commercial paper with a
  weighted-average interest rate at
  December 28, 1997, of 5.83%               79,907              --
Non-U.S. borrowings with a
  weighted-average interest rate
  of 4.03% at December 28, 1997,
  due through 2002                          20,352          25,094
Industrial revenue bonds with a
  weighted-average interest rate
  at December 28, 1997, of 3.93%,
  due through 2010                          19,855          23,900
Other                                        9,904           8,552
--------------------------------------------------------------------
                                           508,069         660,786
Less current portion                         5,256          15,690
--------------------------------------------------------------------
  Long-term debt                          $502,813        $645,096
--------------------------------------------------------------------
--------------------------------------------------------------------


     Principal payments on long-term debt, including capital leases in each of the five years subsequent to December 28, 1997, are $5.3, $8.3, $189.9, $12.0 and $15.5 million, respectively.

     The Corporation has a revolving-credit facility with a group of banks that provides for a commitment of $500.0 million through March 29, 2000. The Corporation has the option, at the time of drawing funds under that facility, of selecting an interest rate based on a number of benchmarks, including LIBOR, the certificate of deposit rate and the prime rate of the agent bank. The credit facility includes covenants, among which are limitations on the amount of future indebtedness that are based on certain financial ratios. Dividends are permitted to continue at the current rate per share and may be increased, provided the annual payout does not exceed 50% of net earnings.

     In June 1997, the Corporation initiated a commercial paper program, which is backed by the $500.0-million revolving-credit facility. The Corporation has a number of committed and uncommitted credit facilities to provide funding for its international operations. In the normal course of its business activities, the Corporation is required under certain contracts to provide letters of credit that may be drawn upon in the event the Corporation fails to perform under the contracts. Outstanding letters of credit, or similar financial instruments, amounted to $49.9 million at December 28, 1997.

     Credit facility and commercial paper borrowings are classified as long-term based on the Corporation's ability and intent to refinance such borrowings.

8  STOCK OPTION AND INCENTIVE PLANS

The Corporation has stock-incentive plans that provide for awards of stock options and restricted stock to its key employees. At December 28, 1997, a total of 2,491,911 shares was reserved for issuance under those plans.

     The following is a summary of the option transactions for the years 1997, 1996 and 1995:

----------------------------------------------------------------------
----------------------------------------------------------------------

                                                              Average
                                                            Per Share
                                           Shares        Option Price
----------------------------------------------------------------------

Balance at January 1, 1995                2,319,516            $28.07
----------------------------------------------------------------------
Granted                                     660,128             27.08
Exercised                                  (380,210)            23.26
Terminated                                 (189,310)            29.66
----------------------------------------------------------------------
Balance at December 31, 1995              2,410,124             28.45
----------------------------------------------------------------------
Granted                                     375,063             37.36
Exercised                                  (502,420)            23.90
Terminated                                 (116,535)            31.85
----------------------------------------------------------------------
Balance at December 29, 1996              2,166,232             30.71
----------------------------------------------------------------------
Granted                                     545,237             45.70
Exercised                                  (801,132)            27.11
Terminated                                  (61,592)            35.87
----------------------------------------------------------------------
BALANCE AT DECEMBER 28, 1997              1,848,745            $36.53
----------------------------------------------------------------------
Exercisable at December 31, 1995          1,111,612            $27.48
Exercisable at December 29, 1996          1,536,214            $28.95
EXERCISABLE AT DECEMBER 28, 1997          1,074,759            $32.02
----------------------------------------------------------------------
----------------------------------------------------------------------


     The following is a summary of options outstanding at December 28, 1997:

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

                                 Options Outstanding                           Options Exercisable
                    ---------------------------------------------------   --------------------------------
     Range                         Weighted-Average
      of              Number           Remaining       Weighted-Average      Number       Weighted-Average
Exercise Prices     Outstanding    Contractual Life     Exercise Price     Exercisable     Exercise Price
----------------------------------------------------------------------------------------------------------

$18.49 - $32.38        677,702          4.8 years            $30.08           614,377           $29.88
$32.65 - $38.59        633,494            6.7                $35.77           453,283           $34.77
$39.50 - $45.75        537,549            9.1                $45.55             7,099           $42.01
----------------------------------------------------------------------------------------------------------

$18.49 - $45.75      1,848,745            6.7                $38.53         1,074,759           $32.02
----------------------------------------------------------------------------------------------------------


     The 1993 Management Stock Ownership Plan provides that, for each calendar year, up to 1.25% of the outstanding common stock of the Corporation will be available for issuance as grants or awards. That plan provides for granting stock options at a price not less than the fair market value on the date of grant with a term not to exceed 10 years. The plan also provides for the issuance of restricted stock awards as incentive compensation to key employees. The awards are subject to certain restrictions, including full vesting if the recipient remains in the employ of the Corporation for three years after receipt of the award. The value of the awards is recorded as compensation expense. Restricted shares, plus cash payments for federal and state taxes awarded under that plan, amounted to 127,641 shares awarded in 1997; 63,844 shares, plus $0.5 million, awarded in 1996; and 41,748 shares, plus $0.6 million, awarded in 1995.

     The Corporation has a restricted stock plan for nonemployee directors under which each director receives 200 restricted shares of common stock annually for a full year of service. Those shares remain restricted during the director's tenure. Shares issued under that plan were 2,000 in 1997; 2,162 in 1996; and 1,850 in 1995.

     The Corporation continues to account for its stock-based employee-compensation plans in accordance with Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for fixed stock-option plans. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," a valuation using the fair-value-based accounting method has been made for stock options issued in 1997, 1996 and 1995. That valuation was performed using the Black-Scholes option-pricing model.

     The Corporation's 10-year term options were valued assuming risk-free interest rates of 6.25%, 5.25% and 7.5% on their respective issuance dates in 1997, 1996 and 1995; a dividend yield of 2.5%; an average expected-option life of five years; and volatility of 20%. The valuation determined a per share weighted-average fair value for 10-year options granted during 1997, 1996 and 1995 of $10.36, $8.03 and $8.20, respectively. Had those options been accounted for using the fair-value method, they would have resulted in additional compensation cost of $2.4 million, $1.1 million and $0.6 million, net of taxes for 1997, 1996 and 1995, respectively. Since the fair-value method amortizes the estimated value of those options over their three-year vesting period, the full pro-forma effect of the method is only evident in 1997.

     The Corporation also has five-year term options outstanding that were issued in exchange for outstanding options of Augat. Those options were valued using an assumed risk-free interest rate of 5.4% on their original issuance date in 1995, a dividend yield of 2.5%, an average expected-option life of 2.5 years and volatility of 20%. The value of five-year options issued in 1996 was not significant, and no options were granted subsequent to 1996. The valuation resulted in a per share weighted-average fair value for those five-year options of $11.91. Under the fair-value method, the entire value of those options would have been recorded as additional compensation cost of $3.2 million net of taxes in 1996 due to accelerated vesting of those options upon change of control of Augat.

     Had the Corporation adopted the fair-value-based accounting method for stock options effective January 2, 1995, net earnings would have been $152.3 million ($2.78 basic earnings per share; $2.76 diluted earnings per share) in 1997; $55.6 million ($1.05 basic earnings per share; $1.04 diluted earnings per share) in 1996; and $87.9 million ($1.67 basic earnings per share; $1.66 diluted earnings per share) in 1995.

9  POSTRETIREMENT BENEFITS

PENSION PLANS

The Corporation and its subsidiaries have several noncontributory pension plans covering most employees. Those plans generally provide pension benefits that are based on compensation levels and years of service. Annual contributions to the plans are made according to the established laws and regulations of the applicable countries. Plan assets are primarily invested in equity securities, fixed-income securities and cash equivalents.

     Net periodic pension costs for 1997, 1996 and 1995 for the Corporation's defined benefit pension plans included the following components:


---------------------------------------------------------------------
---------------------------------------------------------------------
In thousands                         1997         1996         1995
---------------------------------------------------------------------

Service cost -- benefits
    earned during the period       $  8,279     $  7,773     $  6,344
Interest cost on projected
    benefit obligation               14,657       13,110       11,670
Actual return on assets             (23,341)     (22,848)     (18,308)
Net amortization and deferral         5,099        6,136        4,087
---------------------------------------------------------------------
Net periodic pension cost          $  4,694     $  4,171     $  3,793
---------------------------------------------------------------------
---------------------------------------------------------------------


     Assumptions used in developing the net periodic pension costs were as follows:


---------------------------------------------------------------------
---------------------------------------------------------------------
                                U.S. Plans          Non-U.S. Plans
                             ----------------------------------------
                             1997   1996   1995   1997    1996   1995
---------------------------------------------------------------------

Discount rate                7.8%   7.5%   7.9%   6.3%    7.2%   7.4%
Rate of increase in
    compensation level       4.5%   4.5%   5.5%   4.2%    4.8%   5.0%
Expected long-term
    rate of return
    on plan assets           9.0%   9.0%   8.5%   7.7%    8.6%   8.5%
---------------------------------------------------------------------
---------------------------------------------------------------------


Rates are weighted averages.

     The following table sets forth the funded status of the Corporation's defined benefit plans and amounts recognized in the Corporation's balance sheet:


---------------------------------------------------------------------
---------------------------------------------------------------------
                                      DECEMBER 28,       December 29,
                                              1997               1996
---------------------------------------------------------------------
Actuarial present value of
  projected benefits based on
  employment service to date
  and present pay levels:
     Vested employees                   $197,160           $162,557
     Non-vested employees                  6,853              5,372
---------------------------------------------------------------------
     Accumulated benefit
        obligation                       204,013            167,929
     Additional amounts related
        to projected pay increases        16,832             12,061
---------------------------------------------------------------------
Projected benefit obligation             220,845            179,990
Plan assets at fair value                210,832            192,849
---------------------------------------------------------------------
  Plan assets in excess of (less than)
     projected benefit obligation        (10,013)            12,859
  Unrecognized transition assets          (4,818)            (6,407)
  Unrecognized net (gain) loss             7,024            (11,461)
  Unrecognized prior service cost          1,873              2,338
---------------------------------------------------------------------
Accrued pension cost                    $ (5,934)          $ (2,671)
---------------------------------------------------------------------
---------------------------------------------------------------------


     The present value of projected benefits for U.S. plans recorded at December 28, 1997, and at December 29, 1996, was determined using discount rates of 7.25% and 7.75%, respectively, and an assumed rate of increase in compensation of 4.5% for both years.

     The Corporation maintains certain other non-U.S. pension plans. Pension expense related to those non-U.S. plans in 1997, 1996 and 1995 was $2.0, $1.5 and $0.9 million, respectively.

     The Corporation maintains a non-qualified supplemental pension plan covering certain key executives, which provides for benefit payments that exceed the limit for deductibility imposed by income tax regulations, and a retirement plan for non-employee directors (closed effective December 1997), which provides benefits based on compensation and years of service. The projected benefit obligation relating to those unfunded plans was $12.3 million at December 28, 1997, and $18.5 million at December 29, 1996. Pension expense for those plans was $2.2, $10.7 and $2.4 million in 1997, 1996 and 1995, respectively. The 1996 pension expense includes $7.9 million for early retirement of certain executives.

OTHER POSTRETIREMENT BENEFIT PLANS

The Corporation sponsors defined contribution 401(k) savings plans for its U.S. employees not represented by a labor organization for which the Corporation's contributions are based on a percentage of employee contributions. The cost of those plans was $5.0, $4.5 and $3.5 million in 1997, 1996 and 1995, respectively.

     The Corporation provides certain health-care and life-insurance benefits to certain retired employees and certain active employees who meet age and length-of-service requirements. The Corporation is recognizing the estimated liability for those benefits over the estimated lives of the individuals covered. The Corporation is not funding that liability. The Plan has been closed to new entrants.

     The net periodic cost for postretirement health-care and life-insurance benefits in 1997, 1996 and 1995 included the following components:

---------------------------------------------------------------------
---------------------------------------------------------------------
In thousands                               1997      1996       1995
---------------------------------------------------------------------

Service cost -- benefits earned
    during the period                    $    37    $   89     $  108
Interest cost on accumulated
    benefits                               1,888     2,430      1,377
Net amortization                          (1,111)      829        590
---------------------------------------------------------------------
    Net periodic postretirement cost     $   814    $3,348     $2,075
---------------------------------------------------------------------
---------------------------------------------------------------------


     The following table shows the Corporation's accumulated postretirement benefit obligations and the amounts recognized in the Corporation's balance sheet:

---------------------------------------------------------------------
---------------------------------------------------------------------
                                       DECEMBER 28,      December 29,
In thousands                                   1997              1996
---------------------------------------------------------------------

Retirees                                   $ 24,885          $ 30,332
Fully eligible active participants              587               624
Other active participants                       861             1,775
---------------------------------------------------------------------
    Total accumulated postretirement
       benefit obligation                    26,333            32,731
---------------------------------------------------------------------
Unrecognized transition liability           (14,918)          (15,927)
Unrecognized net gain                         7,478             4,643
Unrecognized prior-service cost                (121)             (162)
---------------------------------------------------------------------
    Accrued postretirement
       benefit                             $ 18,772          $ 21,285
---------------------------------------------------------------------
---------------------------------------------------------------------


     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1997 and 7.5% in 1996. An increase in the cost of covered health-care benefits of 8.9% was assumed for 1998 and was graded down annually to 5.5% for 2005 and future years. A 1% increase in the health-care-cost trend rate would increase the accumulated postretirement benefit obligation by $1.4 million at December 28, 1997, and the net periodic cost by $0.1 million for the year then ended.

10  COMMITMENTS

The Corporation and its subsidiaries are parties to various leases relating to plants, distribution facilities, office facilities, automobiles and other equipment. Related real estate taxes and insurance and maintenance expenses are normally obligations of the Corporation. It is expected that in the normal course of business, the majority of the leases will be renewed or replaced by other leases. Capitalized leases are not significant.

     Future minimum payments under noncancelable operating leases consisted of the following at December 28, 1997:

----------------------------------------------------
----------------------------------------------------
                                      Future Minimum
In thousands                                Payments
----------------------------------------------------

1998                                        $ 27,780
1999                                          15,339
2000                                          12,190
2001                                          10,315
2002                                           9,052
Thereafter                                    48,747
----------------------------------------------------
Total minimum operating
    lease payments                          $123,423
----------------------------------------------------
----------------------------------------------------


     Rent expense for operating leases was $34.8, $34.2 and $32.3 million in 1997, 1996 and 1995, respectively.

11  OTHER FINANCIAL DATA

Other expense -- net consisted of the following:

--------------------------------------------------------------------
--------------------------------------------------------------------
In thousands                         1997        1996        1995
--------------------------------------------------------------------

Investment income                   $ 7,246      $ 8,716     $ 7,197
Interest expense                    (51,623)     (48,689)    (31,775)
Index put options                        --       (5,452)         --
Income from equity
    investees                        13,909        7,920       2,149
Foreign currency losses              (3,759)      (2,065)       (100)
Foreign-exchange contract
    gains (losses)                    2,071        1,077        (658)
Other                                (2,526)      (1,008)     (1,830)
--------------------------------------------------------------------
Other expense -- net               $(34,682)    $(39,501)   $(25,017)
--------------------------------------------------------------------
--------------------------------------------------------------------


     Interest-rate swaps increased interest expense by $0.1 million in 1997 and 1996, while reducing interest expense by $0.2 million in 1995.

     The Corporation expenses the cost of advertising as it is incurred. Total advertising expense was $21.9 million in 1997, $18.0 million in 1996, and $17.3 million in 1995.

     Accrued liabilities, including salaries, fringe benefits and other compensation, amounted to $47.7 and $37.4 million in 1997 and 1996, respectively.

     Inventories consisted of the following:

---------------------------------------------------------------------
---------------------------------------------------------------------
                                       DECEMBER 28,      December 29,
In thousands                                   1997              1996
---------------------------------------------------------------------

Finished goods                            $157,095           $153,067
Work in process                             66,726             64,979
Raw materials                              150,156            145,260
---------------------------------------------------------------------
Total inventories                         $373,977           $363,306
---------------------------------------------------------------------
---------------------------------------------------------------------


12  BUSINESS SEGMENTS

The Corporation operates in three business segments: Electrical Construction and Maintenance Components (Electrical), Electronic/OEM Components (Electronic), and Other Products and Components (Other). Net sales are comprised of sales to unaffiliated customers. Segment earnings from operations consist of net sales less the cost of sales and operating expenses. General corporate expenses have not been allocated to segments. General corporate assets not allocated to segments are principally cash and investments.

----------------------------------------------------------------------
----------------------------------------------------------------------
In thousands                     1997        1996(a)(b)     1995(a)(b)
----------------------------------------------------------------------

NET SALES
Electrical                   $  764,161     $  643,376     $  573,580
Electronic                      893,904        903,942        834,123
Other                           456,653        437,827        325,665
----------------------------------------------------------------------
    Total                    $2,114,718     $1,985,145     $1,733,368
----------------------------------------------------------------------
EARNINGS FROM OPERATIONS
Electrical                   $  131,303     $  104,556     $   90,541
Electronic                      109,205         32,061         68,309
Other                            50,454         51,452         35,734
General Corporate               (31,844)       (57,690)       (40,637)
----------------------------------------------------------------------
    Total                    $  259,118     $  130,379     $  153,947
----------------------------------------------------------------------
IDENTIFIABLE ASSETS
Electrical                   $  563,414     $  546,723     $  516,171
Electronic                      702,994        728,621        615,086
Other                           521,881        577,236        331,356
General Corporate               250,386        278,657        204,245
----------------------------------------------------------------------
    Total                    $2,038,675    $2,131,237      $1,666,858
----------------------------------------------------------------------
CAPITAL EXPENDITURES
Electrical                   $   47,538    $    32,164     $   55,762
Electronic                       44,454         60,553         59,747
Other                            22,313         14,837         15,727
General Corporate                 2,414            253            206
----------------------------------------------------------------------
    Total                    $  116,719    $   107,807     $  131,442
----------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Electrical                   $   33,152    $    28,728     $   26,401
Electronic                       39,113         40,868         36,961
Other                            22,388         21,804         12,919
General Corporate                   671            181            214
----------------------------------------------------------------------
    Total                    $   95,324    $    91,581     $   76,495
----------------------------------------------------------------------
----------------------------------------------------------------------

------------------------------
(a) 1996 included special charges of $1.5 million in Electrical, $67.1 million in Electronic, $3.5 million in Other and $18.9 million in General Corporate. 1995 included special charges of $23.0 million in Electronic. See Notes 3 and 4.

(b) Certain prior-year amounts have been reclassified to conform to the current-year presentation.

13  FINANCIAL INFORMATION RELATING TO OPERATIONS
    IN DIFFERENT GEOGRAPHIC AREAS

     The Corporation operates in three principal areas: U.S., Europe and other locations (primarily Canada, Mexico and the Far East). Transfers between geographic areas were priced on a basis that yielded an appropriate rate of return based on assets employed, risk and other factors.
General corporate expenses have not been allocated to geographic areas. General corporate assets not allocated to geographic areas are principally cash and investments.

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
In thousands                           1997          1996(a)        1995(a)
-----------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS
U.S.                                $1,621,946      $1,504,210     $1,306,458
Europe                                 204,238         201,853        202,153
Other                                  288,534         279,082        224,757
-----------------------------------------------------------------------------
    Total                           $2,114,718      $1,985,145     $1,733,368
-----------------------------------------------------------------------------
SALES OR TRANSFERS BETWEEN
GEOGRAPHIC AREAS
U.S.                                $  115,251      $  101,272     $   87,425
Europe                                   8,825          12,787         15,432
Other                                   60,564          49,452         32,198
-----------------------------------------------------------------------------
    Total                           $  184,640      $  163,511     $  135,055
-----------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES
U.S.                                $  218,333      $  125,517     $  131,209
Europe                                  20,974          23,052         27,658
Other                                   46,820          39,700         35,717
General Corporate                      (27,009)        (57,890)       (40,637)
-----------------------------------------------------------------------------
    Earnings from
       operations                      259,118         130,379        153,947
Other expense -- net                   (34,682)        (39,501)       (25,017)
-----------------------------------------------------------------------------
    Total                           $  224,436      $   90,878     $  128,930
-----------------------------------------------------------------------------
IDENTIFIABLE ASSETS
U.S.                                $1,265,174      $1,397,562     $1,088,188
Europe                                 167,607         209,066        160,732
Other                                  278,838         230,963        200,980
General Corporate                      328,328         294,912        221,551
Adjustments and
    eliminations                        (1,272)         (1,266)        (4,593)
-----------------------------------------------------------------------------
    Total                           $2,038,675      $2,131,237     $1,666,858
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


(a) 1996 included charges of $61.9 million in U.S., $6.7 million in Europe, $3.5 million in Other, $18.9 million in General Corporate and $6.1 million in Other expense. 1995 included charges of $19.9 million in U.S., $1.0 million in Europe and $2.1 million in Other.
    See Notes 3 and 4.

                     COMPANY REPORT ON FINANCIAL STATEMENTS

TO THE SHAREHOLDERS OF

THOMAS & BETTS CORPORATION:

The accompanying financial statements, as well as all financial data in this annual report, have been prepared by the Corporation in accordance with generally accepted accounting principles consistently applied. As such, they include certain amounts that are based on the Corporation's estimates and judgments. The Corporation has systems of internal control that are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets, and that assets are safeguarded against loss from unauthorized use or disposition. Those systems are augmented by the positive attitude of management in maintaining a sound control environment, communication of established written policies and procedures, the maintenance of a qualified internal auditing group, the selection and training of qualified personnel and an organizational structure that provides appropriate delegation of authority, segregation of duties and regular review of financial performance by management. To complement the systems of internal control, additional safeguards are provided by the independent auditors and the Audit Committee of the Board of Directors. The independent auditors, whose report is set forth opposite, perform an objective, independent audit of the Corporation's financial statements taken as a whole. The Audit Committee, composed entirely of outside directors, meets periodically with the independent auditors, director of internal audit and members of management to review matters relating to the quality of financial reporting and internal-accounting control and the nature, extent and results of audit efforts.


                         INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
THOMAS & BETTS CORPORATION:

We have audited the accompanying consolidated balance sheets of Thomas & Betts Corporation and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 28, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Augat Inc. (a wholly owned subsidiary) as of December 29, 1996 and for each of the years in the two year period then ended, which statements reflect total assets constituting 20 percent as of December 29, 1996 and total revenues constituting 29 percent and 31 percent for each of the years in the two-year period ended December 29, 1996, respectively, of the related consolidated totals. Those statements were audited by other auditors whose unqualified report, dated February 6, 1997, has been furnished to us, and our opinion, insofar as it relates to the amounts included for Augat Inc., is based solely on the report of the other auditors.

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

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation and subsidiaries at December 28, 1997 and December 29, 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 1997, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP


Memphis, Tennessee
February 5, 1998

                                QUARTERLY REVIEW

THOMAS & BETTS CORPORATION AND SUBSIDIARIES


---------------------------------------------------------    --------------   ------------
---------------------------------------------------------    --------------   ------------
In thousands
(except per share data)                         1997             1996(a)         1995(b)
---------------------------------------------------------    --------------   ------------
FIRST QUARTER
Net sales.................................$        515,919   $      486,733   $    435,062
Gross profit..............................         159,021          143,298        125,050
Net earnings..............................          30,334           26,080         22,788
Earnings per common share
    Basic.................................             .56              .49            .44
    Diluted...............................             .56              .49            .43
Cash dividends declared per share.........             .28              .28            .28
Market price range........................$    471/2-421/2   $391/2-3515/16   $343/8-323/8

SECOND QUARTER
Net sales.................................$        545,847   $      499,780   $    428,707
Gross profit..............................         172,064          151,276        130,061
Net earnings..............................          38,344           30,965         26,419
Earnings per common share
    Basic.................................             .70              .58            .50
    Diluted...............................             .69              .58            .50
Cash dividends declared per share.........             .28              .28            .28
Market price range........................$       553/8-41   $     401/4-37   $341/4-313/8

THIRD QUARTER
Net sales.................................$        520,395   $      497,046   $    430,165
Gross profit..............................         165,266          150,894        126,954
Net earnings..............................          40,253           33,622         25,473
Earnings per common share
    Basic.................................             .73              .63            .49
    Diluted ..............................             .73              .63            .48
Cash dividends declared per share.........             .28              .28            .28
Market price range........................$ 5811/16-519/16   $  391/2-343/4   $351/8-321/4

FOURTH QUARTER
Net sales.................................$        532,557   $      501,586   $    439,434
Gross profit..............................         178,063          141,646        129,840
Net earnings (loss).......................          45,930          (30,799)        13,822
Earnings (loss) per common share
    Basic.................................             .84             (.57)           .26
    Diluted...............................             .83             (.57)           .26
Cash dividends declared per share.........             .28              .28            .28
Market price range........................$5513/16-4315/16   $  457/8-377/8   $375/8-311/4
---------------------------------------------------------    --------------   ------------
---------------------------------------------------------    --------------   ------------


Restated to include the results of Augat Inc., acquired December 11, 1996, and accounted for as a pooling of interests. Includes the results of Amerace Corporation from January 2, 1996. Basic per share amounts are based on average shares outstanding in each quarter. Diluted per share amounts also reflect potential dilution from stock options.

(a) 1996 included special charges of $97.1 million pretax ($1.23 basic and $1.22 diluted per share).

(b) 1995 included special charges of $23.0 million pretax ($0.29 basic and diluted per share).

SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA

THOMAS & BETTS CORPORATION AND SUBSIDIARIES


-------------------------------------------------------   -------------------------------------------------------
-------------------------------------------------------   -------------------------------------------------------
Dollars and shares in thousands
(except per share data)                         1997           1996           1995          1994          1993          1992
-------------------------------------------------------   ---------------------------------------------------------------------

OPERATIONAL DATA
Net sales.................................. $ 2,114,718   $  1,985,145   $  1,733,368  $  1,573,602    $1,349,446  $ 1,273,080
                                            -----------   ---------------------------------------------------------------------
Costs and expenses
    Cost of sales..........................   1,440,303      1,398,031      1,221,463     1,118,224       945,102      880,326
    Marketing, general and administrative..     346,046        339,124        283,861       255,073       239,231       227,027
    Research and development...............      51,896         47,229         44,083        40,543        37,176        36,346
    Amortization of intangibles............      17,355         15,323         11,314        12,345        13,072        14,760
    Merger expense.........................          --         30,558             --            --            --            --
    Provision for restructured operations..          --         24,501         18,700        79,011            --        15,000
                                            -----------   ---------------------------------------------------------------------
                                              1,855,600      1,854,766      1,579,421     1,505,196     1,234,581     1,173,459
                                            -----------   ---------------------------------------------------------------------
Earnings from operations...................     259,118        130,379        153,947        68,406       114,865        99,621
Other expense--net.........................     (34,682)       (39,501)       (25,071)      (28,212)      (31,323)      (36,883)

Earnings from continuing operations
    before income taxes....................     224,436         90,878        128,930        40,194        83,542        62,738
Income taxes...............................      69,575         31,010         40,428        12,107        24,353        15,572
                                            -----------   ---------------------------------------------------------------------
Earnings from continuing operations
    before cumulative effect of change
    in accounting for income taxes.........     154,861         59,868         88,502        28,087        59,189        47,166
                                            -----------   ---------------------------------------------------------------------
Net earnings(a)............................ $   154,861   $     59,868   $     88,502  $     94,020    $   72,139  $     57,509
                                            -----------   ---------------------------------------------------------------------
Net return on sales........................         7.3%           3.0%           5.1%          6.0%          5.3%          4.5%
Return on average shareholders' equity.....        16.8%           7.0%          10.8%         12.8%         10.9%          9.7%

FINANCIAL POSITION (AT YEAR-END)
Current assets............................. $   796,150   $    957,051   $    750,386  $    732,453    $  665,599  $    621,104
Current liabilities ....................... $   439,808   $    491,900   $    402,874  $    353,987    $  263,045  $    249,426
Working capital ........................... $   356,342   $    465,151   $    347,512  $    378,466    $  402,554  $    371,678
Current ratio .............................    1.8 to 1       1.9 to 1       1.9 to 1      2.1 to 1      2.5 to 1      2.5 to 1
Property, plant and equipment-net.......... $   569,762   $    539,944   $    472,833  $    396,364    $  396,003  $    394,400
Long-term debt............................. $   502,813   $    645,096   $    353,666  $    354,552    $  439,299  $    477,284
Shareholders' equity ...................... $   977,381   $    868,382   $    850,312  $    790,564    $  682,443  $    644,543
Total assets............................... $ 2,038,675   $  2,131,237   $  1,666,858  $  1,566,170    $1,451,042  $  1,412,511

COMMON STOCK DATA
Average shares outstanding:
    Basic..................................      54,717         53,059         52,494        50,862        49,616        49,110
    Diluted................................      55,090         53,512         52,722        51,160        50,027        49,732
Cash dividends declared ................... $    60,971   $     48,412   $     47,380  $     44,958    $   42,220  $     41,948
    Percent of net earnings................          39%            81%            54%           48%           59%           73%
Per share
    Earnings from continuing operations
       Basic .............................. $      2.83   $       1.13   $       1.69  $       0.55    $     1.19  $       0.96
       Diluted ............................ $      2.81   $       1.12   $       1.68  $       0.55    $     1.18  $       0.95
    Net earnings
       Basic .............................. $      2.83   $       1.13   $       1.69  $       1.85    $     1.45  $       1.17
       Diluted ............................ $      2.81   $       1.12   $       1.68  $       1.84    $     1.44  $       1.16
    Cash dividends declared ............... $      1.12   $       1.12   $       1.12  $       1.12    $     1.12  $       1.12
    Shareholders' equity .................. $     17.77   $      16.29   $      16.15  $      15.33    $    13.69  $      13.09
    Market price range..................... $5811/16-41   $457/8-343/4   $375/8-311/4  $355/8-291/8    $ 36-281/2  $341/2-273/8

OTHER DATA
Capital expenditures ...................... $   116,719   $    107,807   $    131,442  $     98,358    $   58,932  $     61,929
Depreciation............................... $    77,969   $     76,258   $     65,181  $     63,674    $   60,592  $     56,011
Employees at year-end......................      16,400         14,700         12,600        11,800        12,300        11,500
-------------------------------------------------------   -------------------------------------------------------
-------------------------------------------------------   -------------------------------------------------------


Restated to include the results of Augat Inc., acquired December 11, 1996, and accounted for as a pooling of interests. Includes the results of Amerace Corporation from January 2, 1996, and American Electric from January 2, 1992.

(a) Net earnings for 1996 included special charges of $97.1 million pretax ($1.23 basic and $1.22 diluted per share). Net earnings for 1995 included special charges of $23.0 million pretax ($0.29 basic and diluted per share). Net earnings in 1994, 1993 and 1992 included after-tax earnings from discontinued operations (Vitramon, Inc.), of $7.4 million, $11.3 million and $10.3 million, respectively. Net earnings in 1994 also included a pretax gain from the sale of Vitramon of $99.1 million, a pretax restructuring charge of $79.0 million and a pretax operating write-down of $10.6 million for previously vacated facilities. Those items offset each other on an after-tax basis. Net earnings in 1993 also included a positive impact from a cumulative effect of change in accounting for income taxes of $1.6 million ($0.03 basic and diluted per share).

DIRECTORS

ERNEST H. DREW

FORMER CHIEF EXECUTIVE OFFICER,
INDUSTRIES AND TECHNOLOGY GROUP,
WESTINGHOUSE ELECTRIC CORPORATION
DIRECTOR SINCE 1989(2)(3)


T. KEVIN DUNNIGAN

CHAIRMAN OF THE BOARD
OF THE CORPORATION
DIRECTOR SINCE 1975(2)(3)


JEANANNE K. HAUSWALD

FORMER VICE PRESIDENT AND TREASURER,
THE SEAGRAM COMPANY LTD.
DIRECTOR SINCE 1993(4)


THOMAS W. JONES

VICE CHAIRMAN, TRAVELERS GROUP, INC.,
AND CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
SMITH BARNEY ASSET MANAGEMENT DIVISION OF
TRAVELERS GROUP, INC. (FINANCIAL SERVICES)
DIRECTOR SINCE 1992(1)


ROBERT A. KENKEL

FORMER CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER AND
CHIEF OPERATING OFFICER,
THE PULLMAN CO.
DIRECTOR SINCE 1994(3)(4)


JOHN N. LEMASTERS

FORMER CHAIRMAN OF THE BOARD
AND CHIEF EXECUTIVE OFFICER, AUGAT INC.
DIRECTOR SINCE 1996(4)

(1)AUDIT COMMITTEE
(2)CORPORATE GOVERNANCE COMMITTEE
(3)EXECUTIVE COMMITTEE
(4)HUMAN RESOURCES COMMITTEE



KENNETH R. MASTERSON

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
AND SECRETARY, FDX CORPORATION
(TRANSPORTATION SERVICES)
DIRECTOR SINCE 1995(2)


THOMAS C. MCDERMOTT

PROPRIETOR, FORBES PRODUCTS, L.L.C.
(CUSTOM VINYL BUSINESS PRODUCTS)
DIRECTOR SINCE 1996(1)


CLYDE R. MOORE

PRESIDENT AND CHIEF EXECUTIVE OFFICER
OF THE CORPORATION
DIRECTOR SINCE 1993(2)(3)


JEAN-PAUL RICHARD

PRIVATE INVESTOR; FORMER PRESIDENT AND
CHIEF EXECUTIVE OFFICER, AGCO CORPORATION
DIRECTOR SINCE 1996(1)


IAN M. ROSS

PRESIDENT EMERITUS,
AT&T BELL LABORATORIES
DIRECTOR SINCE 1980(1)


WILLIAM H. WALTRIP

CHAIRMAN OF THE BOARD, BAUSCH & LOMB
INCORPORATED (OPTICAL PRODUCTS), AND
CHAIRMAN OF THE BOARD, TECHNOLOGY
SOLUTIONS COMPANY (COMPUTER TECHNOLOGY
SERVICES) DIRECTOR SINCE 1983(3)(4)



OFFICERS

CLYDE R. MOORE

PRESIDENT AND CHIEF EXECUTIVE OFFICER


T. ROY BURTON

PRESIDENT -- ELECTRONICS/OEM GROUP


GREGORY M. LANGSTON

GROUP PRESIDENT -- INTERNATIONAL


W. NEIL PARKER

PRESIDENT -- ELECTRICAL COMPONENTS GROUP


JOHN R. JANULIS

VICE PRESIDENT -- CONTROLLER


FRED R. JONES

VICE PRESIDENT -- FINANCE AND TREASURER


JERRY KRONENBERG

VICE PRESIDENT -- GENERAL COUNSEL


DAVID D. MYLER

VICE PRESIDENT -- ADMINISTRATION


GARY R. STEVENSON

VICE PRESIDENT -- OPERATIONS


JANICE H. WAY

CORPORATE SECRETARY

CORPORATE INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held on Wednesday, May 6, 1998, at 10:00 a.m. at the Winegardner Auditorium, The Dixon Gallery and Gardens, 4339 Park Avenue, Memphis, Tennessee.

ANNUAL REPORT ON FORM 10-K

A copy of the Corporation's Annual Report on Form 10-K (excluding exhibits), filed with the Securities and Exchange Commission, is available free of charge by writing to Renee Johansen, Director - Investor Relations, at Corporate Headquarters. Our Form 10-K, and other documents filed electronically with the SEC, may be accessed from our website at www.tnb.com.

TRANSFER AGENT, REGISTRAR, AND DIVIDEND DISBURSING AGENT

First Chicago Trust Company of New York
P.O. Box 2534, Suite 4692
Jersey City, New Jersey 07303-2534
Fax (201) 222-4129

Telephone Response Center (800) 446-2617
(24 hours a day, 7 days a week)
Fax (201) 222-4892. TDD Service (201) 222-4955

Correspondence concerning change of address, dividends, lost stock certificates and stock transfer requirements should be directed to the address above. Inquiries regarding the Dividend Reinvestment Plan should be directed to the address below.

DIVIDEND REINVESTMENT PLAN

First Chicago Trust Company of New York
Dividend Reinvestment Plan
P.O. Box 2598
Jersey City, New Jersey 07303-2598
Internet address: www.fctc.com

LISTED NEW YORK STOCK EXCHANGE

Trading symbol: TNB

CORPORATE HEADQUARTERS

Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125
(901) 252-8000

INVESTOR INQUIRIES

Inquiries should be directed to the Investor Relations Department at Corporate Headquarters. Investor information is also available on our website.

VISIT US ON THE WORLD WIDE WEB AT WWW.TNB.COM FOR INVESTOR INFORMATION, TECHNICAL PRODUCT BACKGROUND OR A GENERAL OVERVIEW OF THOMAS & BETTS.



This entire report is printed on recycled paper.