Form 10-K, Exhibit 13
period 1999-01-03
THOMAS & BETTS CORP
filed 1999-03-23
CIK 97854

FINANCIAL HIGHLIGHTS
                    THOMAS & BETTS CORPORATION AND SUBSIDIARIES


In thousands (except per share data)              1998               1997
----------------------------------------------------------------------------
Net sales                                      $2,230,351         $2,259,508
Special charges(1)                             $  108,487         $       --
Net earnings (after special charges)           $   87,501         $  162,278
Net earnings per common share:
        Basic                                  $     1.54         $     2.89
        Diluted                                $     1.54         $     2.87
Average shares outstanding:
        Basic                                      56,677             56,178
        Diluted                                    56,990             56,551
Cash dividends declared per common share       $     1.12         $     1.12
Shareholders' equity                           $1,015,105         $  999,304
Capital expenditures                           $  126,733         $  118,926
Employees                                          19,330             17,829
Shareholders of record                              4,374              5,051
----------------------------------------------------------------------------

                                                   1998                  1997
                                           -----------------------     --------
                                           BEFORE          AFTER
                                           SPECIAL        SPECIAL
                                           CHARGES        CHARGES
-------------------------------------------------------------------------------
Net sales (in millions)                     $2,230         $2,230         $2,260
Net earnings (in millions)                  $164.5         $ 87.5         $162.3
Earnings per share:
        Basic                               $ 2.90         $ 1.54         $ 2.89
        Diluted                             $ 2.89         $ 1.54         $ 2.87
Return on average shareholders' equity        15.7%           8.7%          17.2%
---------------------------------------------------------------------------------

(1) Special charges of $108.5 million pretax in 1998 consisted of restructuring costs and other charges. Excluding those charges, earnings per share would have been $2.90 basic and $2.89 diluted in 1998.

Amounts have been restated to include the July 2, 1998, acquisition of Telecommunication Devices, Inc., accounted for as a pooling of interests, except cash dividends per share, which reflect the Corporation's historical per share amount.

[GRAPH 1] NET SALES
NET SALES DECREASED ONLY SLIGHTLY BUT WOULD ACTUALLY HAVE SHOWN AN INCREASE HAD WE NOT CONTRIBUTED CERTAIN BUSINESS LINES TO A JOINT VENTURE AT YEAR-END 1997.

[GRAPH 2] NET EARNINGS
NET EARNINGS BEFORE THE SPECIAL CHARGE FOR PLANT CLOSINGS AND CONSOLIDATIONS REACHED A RECORD LEVEL OF $164.5 MILLION.

[GRAPH 3] DILUTED EARNINGS PER SHARE
DILUTED EARNINGS PER SHARE BEFORE THE SPECIAL CHARGE MOVED TO A RECORD $2.89, SLIGHTLY HIGHER THAN THE $2.87 IN 1997.

                       SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA
                       THOMAS & BETTS CORPORATION AND SUBSIDIARIES


Dollars and shares in thousands (except
per share data)                              1998(a)           1997        1996(b)        1995(c)        1994(d)         1993(d)
--------------------------------------------------------------------------------------------------------------------------------
OPERATIONAL DATA
Net sales                                 $2,230,351     $2,259,508     $2,134,387     $1,876,403     $1,677,249     $1,400,516
Costs and expenses
  Cost of sales                            1,581,215      1,567,286      1,525,121      1,339,305      1,202,930        986,153
  Marketing, general and administrative      366,463        353,029        344,941        289,474        259,627        244,297
  Research and development                    48,690         52,977         47,482         44,083         40,543         37,176
  Amortization of intangibles                 17,364         17,355         15,323         11,314         12,345         13,072
  Merger expense                                  --             --         30,558             --             --             --
  Provision for restructured operations       62,096             --         24,501         18,700         79,011             --
--------------------------------------------------------------------------------------------------------------------------------
                                           2,075,828      1,990,647      1,987,926      1,702,876      1,594,456      1,280,698
--------------------------------------------------------------------------------------------------------------------------------
Earnings from operations                     154,523        268,861        146,461        173,527         82,793        119,818
Other expense net                             29,615         35,354         40,066         25,162         28,218         31,393
--------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
  before income taxes                        124,908        233,507        106,395        148,365         54,575         88,425
Income taxes                                  37,407         71,229         32,940         41,917         12,484         24,353
--------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
  before cumulative effect of change
  in accounting for income taxes              87,501        162,278         73,455        106,448         42,091         64,072
--------------------------------------------------------------------------------------------------------------------------------
Net earnings                              $   87,501     $  162,278     $   73,455     $  106,448     $  108,024     $   77,022
--------------------------------------------------------------------------------------------------------------------------------
Net return on sales                              3.9%           7.2%           3.4%           5.7%           6.4%           5.5%
Return on average shareholders equity            8.7%          17.2%           8.4%          12.7%          14.4%          11.5%

FINANCIAL POSITION (AT YEAR END)
Current assets                            $1,058,402     $  846,472     $  997,863     $  786,828     $  759,452     $  679,215
Current liabilities                       $  587,549     $  473,234     $  515,740     $  422,170     $  364,711     $  268,201
Working capital                           $  470,853     $  373,238     $  482,123     $  364,658     $  394,741     $  411,014
Current ratio                              1.80 to 1      1.79 to 1      1.93 to 1      1.86 to 1      2.08 to 1      2.53 to 1
Property, plant and equipment  net        $  631,022     $  574,052     $  543,237     $  475,536     $  398,507     $  397,507
Long-term debt                            $  790,963     $  503,077     $  645,096     $  353,666     $  354,552     $  439,299
Shareholders equity                       $1,015,105     $  999,304     $  888,647     $  870,096     $  808,982     $  692,407
Total assets                              $2,499,587     $2,094,288     $2,175,342     $1,706,003     $1,595,312     $1,466,162

COMMON STOCK DATA
Average shares outstanding
        Basic                                 56,677         56,178         54,520         53,955         52,323         51,077
        Diluted                               56,990         56,551         54,973         54,183         52,621         51,488
Cash dividends declared                   $   66,307     $   66,752     $   62,112     $   63,880     $   50,508     $   42,928
Percent of net earnings                           76%            41%            85%            60%            47%            56%
Per share
        Earnings from continuing operations
                Basic                     $     1.54     $     2.89     $     1.35     $     1.97     $     0.80     $     1.25
                Diluted                   $     1.54     $     2.87     $     1.34     $     1.96     $     0.80     $     1.24
        Net earnings
                Basic                     $     1.54     $     2.89     $     1.35     $     1.97     $     2.06     $     1.51
                Diluted                   $     1.54     $     2.87     $     1.34     $     1.96     $     2.05     $     1.50
        Cash dividends declared           $     1.12     $     1.12     $     1.12     $     1.12     $     1.12     $     1.12
        Shareholders equity               $    17.88     $    17.71     $    16.23     $    16.08     $    15.25     $    13.50
        Market price range                $64-33 11/16   $58 11/16-41   $45 7/8-34 3/4 $37 5/8-31 3/4 $35 5/8-29 1/8 $36-28 1/2

OTHER DATA
Capital expenditures                      $  126,733     $  118,926     $  109,108     $  132,838     $   99,515     $   59,860
Depreciation                              $   77,969     $   79,183     $   77,098     $   65,970     $   64,192     $   60,923
Employees at year end                         19,330         17,829         15,523         13,406         12,308         12,608
--------------------------------------------------------------------------------------------------------------------------------

Restated to include the results of Telecommunication Devices, Inc., acquired July 2, 1998, and Augat Inc., acquired December 11, 1996, and accounted for as poolings of interests, except cash dividends per share, which reflect the Corporation's historical per share amount.

(a) Includes special charges of $108.5 million pretax ($1.36 basic and $1.35 diluted per share). Net sales excludes sales of businesses contributed to the Exemplar/Thomas & Betts joint venture at the end of 1997.

(b) Includes special charges of $97.1 million pretax ($1.23 basic and $1.22 diluted per share).

(c) Includes special charges of $23.0 million pretax ($0.29 basic and diluted per share).

(d) Net earnings for 1994 and 1993 included after-tax earnings from discontinued operations (Vitramon, Inc.) of $7.4 million and $11.3 million, respectively. Net earnings in 1994 also included a pretax gain from the sale of Vitramon of $99.1 million, a pretax restructuring charge of $79.0 million and a pretax operating write-down of $10.6 million for previously vacated facilities.Those items offset each other on an after-tax basis. Net earnings in 1993 also included a positive impact from a cumulative effect of change in accounting for income taxes of $1.6 million ($0.03 basic and diluted per share).

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                     THOMAS & BETTS CORPORATION AND SUBSIDIARIES

RESULTS OF OPERATIONS

Thomas & Betts Corporation (Thomas & Betts or the Corporation) recorded net sales in 1998 of $2,230.4 million. That compares with $2,259.5 million in 1997 and $2,134.4 million in 1996. Results for all three years were restated for the 1998 acquisition of Telecommunication Devices, Inc. accounted for as a pooling of interests. Four factors affect significantly the comparability of 1998 net sales with those of 1997 and 1996. First, net sales for 1998 do not include sales from businesses contributed at year-end 1997 to the Exemplar/Thomas & Betts (ET&B) joint venture. Second, in 1998, the Corporation did not have sales realized in 1996 and 1997 for a particular automotive wiring harness program due to a previously announced and anticipated discontinuation in the fall of 1997 of that auto platform by the manufacturer. Third, in both 1998 and 1997, negative foreign currency translations effectively reduced reported sales by 1.0% from the prior year. Offsetting those three factors, the Corporation completed eight acquisitions during 1998 that accounted for incremental sales year over year. Sales in 1998 would have been 1.5% above sales in 1997 in the absence of those comparability issues.

        Results for 1998 include the contributions of nine acquisitions, eight of which were accounted for using the purchase-accounting method. The results of those eight acquisitions are included from the date that Thomas & Betts acquired each company. Those eight acquisitions accounted for $58.8 million of 1998 sales and $0.03 of 1998's diluted EPS, and additional details follow in the discussion of Liquidity and Capital Resources. Thomas & Betts also acquired Telecommunication Devices, Inc. on July 2, 1998. That acquisition was accounted for as a pooling of interests, and its results are combined with those of Thomas & Betts for all periods presented herein.

        Acquisitions completed during 1998 raised the percentage of sales that Thomas & Betts realized outside the U.S. to 28.7%, compared with 1997's 24.7% and 1996's 24.4%. The Corporation has a goal of increasing its presence outside of the U.S. over the next several years in an effort to achieve a 50%-domestic, 50%-non-domestic sales mix.

        Net sales of $2,259.5 million for 1997 increased 5.9%, or $125.1 million from 1996. Sales growth from expanding the Corporation's existing businesses, coupled with acquisitions, accounted for the majority of the growth. The acquisition of Augat Inc. in December 1996, the largest acquisition in the Corporation's history, was accounted for as a pooling of interests and resulted in Augat's financial results being combined with those of the Corporation for all periods presented herein.

        The Corporation views its business in three segments that are divided along the lines of the end-user markets to which Thomas & Betts sells. The Electrical segment includes sales of a broad package of electrical connectors, components and accessories primarily fasteners, fittings, connectors, boxes and covers, metal framing, grounding and lighting to worldwide customers for use in industrial, commercial, residential and utility installations, repairs and maintenance. Those sales grew 9.8% to $1,079.8 million in 1998, following an increase of 18.8% in 1997 compared with 1996. The rate of sales growth for the Electrical segment moderated in 1998 due to softening demand from the North American industry. Also, weakening of the Canadian dollar and a summer-long construction-worker strike in Canada, where Thomas & Betts typically records about 15% of Electrical sales, dampened the growth rate. In both 1998 and 1997, volume gains accounted for over one-half of the segments growth with several product-line acquisitions and favorable pricing also contributing to the year-over-year improvements.

        The Electronic Original Equipment Manufacturer (OEM) segment produces and markets electronic connectors and components for use in high-speed professional electronics, mobile communications and automotive applications, all involving miniaturization, surface-mounts, electromagnetic interference and multiplexing. Reported sales of the Electronic OEM segment were $640.1 million in 1998, or 15.4% lower than 1997, following a 5.4% decrease in 1997 from 1996.

        At year-end 1997, Thomas & Betts contributed certain businesses to the ET&B joint venture. Sales of businesses contributed to that joint venture, included in 1997 and 1996 segment sales, were excluded from segment sales in 1998. Also, the Electronic OEM segment was credited with automotive wiring harness sales to the aforementioned discontinued auto platform in 1996 and 1997. Weaker foreign currencies negatively affected Electronic OEM sales, lowering sales by approximately 1%. In the absence of the impact of the joint-venture deconsolidation, the discontinued product lines and

                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES

negative foreign currency translations, the underlying rate of change in 1998 over 1997 was a 1.9% decrease.

        Volume increases in a number of product lines in 1998 were offset by anticipated declines in certain automotive-related product lines. Pricing for certain products sold to electronic OEMs declined moderately during 1998, as a result of industry overcapacity as manufacturers of computing equipment lowered inventory levels. In total, price declines lowered Electronic OEM sales by 3.0% in 1998 from 1997.

        During 1998, Thomas & Betts ramped up sales of products based on its innovative Metallized Particle Interconnect-TM- (MPI-TM-) technology. The MPI product line contributed $20.3 million to 1998's sales, up from $1.6 million in its introductory year of 1997. As previously discussed, at year-end 1997 Thomas & Betts contributed assets, which generated 1997 sales of approximately $86 million, to the ET&B joint venture. Under terms of the joint-venture agreement, Thomas & Betts has a 49% ownership interest in ET&B, and retains 100% interest in the income generated by the assets it contributed plus a 49% interest in income generated by jointly developed future business. The Corporation accounts for its investment in ET&B under the equity method. The establishment of the joint venture did not change segment earnings or consolidated net earnings from what they would have been if the business was fully consolidated, but did reduce net sales, costs and expenses by the amounts attributable to the contributed assets.

        The Communications segment manufactures and sells a package of drop-line hardware, connectors, fasteners, fiber optics, grounding and accessories, for use in cable television (CATV), telecommunications and data communications network applications. Communications sales of $261.1 million were slightly lower, by 0.4%, than in 1997. In 1997, Communications sales were $262.1 million, an increase of 3.3% over 1996. A new contract with a major CATV provider boosted sales of amplifiers to offset slacking industry demand for CATV hardware and connectors in 1998. That contract is expected to continue through 2000 and to generate $70.0 million in sales over its three-year life. Also during 1998, Thomas & Betts entered into an agreement with IBMs Advanced Connectivity Systems (ACS) Division to design and supply data communications connectors and hardware to ACS. That agreement resulted in higher sales of those products in late 1998 and is expected to contribute to segment sales growth in 1999 and beyond.

        Sales that cannot be classified in the aforementioned segments totaled $249.3 million in 1998, 3.1% lower than 1997, after having risen 1.5% in 1997 over 1996. The Corporation de-emphasized reliance on diminishing sales of steel structures for use as cellular telephone towers, and that move significantly contributed to the 1998 decrease. Sales of steel structures strengthened considerably during the course of 1998 as Thomas & Betts built poles and towers for traditional utility-transmission-line use and for wind-power generation projects. Unusually mild winter weather in both early and late 1998 lowered sales of heating products for the year.

        Expenses for 1998 include the cost of the Corporation's accelerated cost-reduction program. Pretax special charges of $108.5 million were recorded in the third quarter primarily for consolidating facilities and product-line operations, terminating employees at affected locations, downsizing administrative functions and writing down idle facilities. Those charges had a negative after-tax impact of $77.0 million, or $1.35 per share, on 1998 net earnings, and are discussed in detail in Note 4 to the financial statements. The charges were recorded as $30.3 million of cost of sales, $16.1 million of marketing, general and administrative expense and a $62.1 million provision for restructured operations. In many cases individual facilities involved in the cost-reduction effort manufacture product lines for more than one of the Corporation's reportable segments, making it impracticable to attribute special charges and associated project costs by segment. Those restructuring costs are therefore managed by facility and excluded from the measurement of segment results.

        The cost-reduction program is comprised primarily of: (1) projects to realign and relocate certain product-line manufacturing processes to enhance cost efficiencies; and (2) the streamlining of administrative functions. Efforts include plant closings and relocations of manufacturing lines among plants, and involve approximately 35 locations, both in the U.S. and internationally. Thomas & Betts expects that cost-reduction actions will ultimately result in a net reduction of 400 jobs. The projects comprising the entire restructuring program will be staged generally over periods that began in the third and fourth quarters of 1998, and are expected to be fully completed by the end of 1999.

        In 1998, Thomas & Betts incurred $6.2 million of project expenses, which were not accruable as part of the 1998 special

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                 THOMAS & BETTS CORPORATION AND SUBSIDIARIES

charges, as it began implementing those cost-reduction plans. Those project expenses included primarily equipment and personnel relocation costs. The Corporation expects that project expenses over the life of the program will total $33.8 million. In addition to project expenses, the Corporation anticipates related capital spending of $29.1 million over the life of the cost-reduction program, $5.4 million of which was expended in 1998. Actions implemented in 1998 saved Thomas & Betts $7.2 million in the year. The Corporation anticipates a net pretax benefit from the cost-reduction program in 1999 of $26.0 million, and that figure is expected to grow to $67.0 million in 2000. The Corporation expects the cumulative cash outflows of the cost-reduction plans, less cash savings captured by the plans, to reach approximately $21 million by the end of the second quarter of 1999. After that time, the cost-reduction plans are expected to generate positive cash flow.

        In 1996, the Corporation recorded $97.1 million in special charges, related primarily to the acquisition and assimilation of Augat. (See Note 4 to the financial statements.) Included in those charges were merger expenses, resulting from legal and financial-advisory fees and change-of-control payments, and provisions for restructured operations related to the integration of Augat and initiatives to optimize operations and improve future profitability.

        The consolidated gross margin, excluding the $30.3 million portion of the special charges, was 30.5% in 1998. That compares with 30.6% and 29.3% in 1997 and 1996, respectively, if special charges of $16.2 million are excluded from the 1996 calculation. Including special charges in the respective years, the 1998 gross margin was 29.1% and the 1996 gross margin was 28.5%. The 1998 gross margin reflected lower commodity costs and savings from previous restructuring and cost-reduction efforts.

        Marketing, general and administrative (MG&A) expense before special charges of $16.1 million represented 15.7% of sales in 1998. That compares with 15.6% and 15.1% of sales in 1997 and 1996, respectively, if special charges of $22.1 million are excluded from 1996. The slight increase in MG&A expense as a percent of sales in 1998 was due to somewhat higher shipping and warehousing expense.

        The Corporation spent 2.2% of sales on research and development (R&D) during 1998 versus 2.3% in 1997 and 2.2% in 1996. Most R&D activity took place in the Electronic OEM and Communications segments with efforts in 1998 focused on MPI; a new battery pack technology, lithium-polymer ion; and fiber-optic components. Amortization expense rose in both years due to additional amortization of goodwill related to acquisitions.

        Earnings from operations excluding special charges were $263.0 million in 1998, 2.2% lower than 1997's $268.9 million. Some businesses that were consolidated in 1996 and 1997 were contributed to the ET&B joint venture at year-end 1997, and earnings associated with those businesses were classified as earnings from unconsolidated companies in 1998.

        Income from unconsolidated companies includes equity income from the Corporation's joint ventures and other equity investments. Those include the ET&B joint venture, the investment in Leviton Manufacturing Co. and the Elastimold offshore joint ventures. Income from unconsolidated companies for 1998 rose $12.3 million from 1997's level, to $26.2 million, due primarily to the new ET&B joint venture.

        Other expense-net includes interest expense, loss on sales of accounts receivable, foreign-currency losses and index-put options partially offset by investment income and foreign-exchange contract gains. Other expense-net increased in 1998 from 1997's level due primarily to a full year's losses on sales of accounts receivable under the Corporation's asset-securitization program, which was initiated in December 1997. Other expense-net in 1997 was higher than in 1996 due to the absence of the cost of index-put options related to the Augat merger offset by greater interest expense resulting from higher average debt levels.

        The effective income tax rate for 1998 of 29.9% was 0.6 percentage points below the rate for 1997 and 1.1 percentage points lower than the 1996 rate. The higher 1996 rate was due to non-deductible merger-related special charges associated with the Augat acquisition. Thomas & Betts has been able to maintain a tax rate below the statutory rate because of tax benefits derived from operations in Puerto Rico and other proactive tax-saving initiatives.

        In the absence of special charges, Thomas & Betts had record net earnings of $164.5 million, or $2.89 per share on a diluted basis, versus its 1997 performance of $162.3 million, or $2.87 per share, and 1996's earnings of $139.1 million, or $2.53 per share, before the effect of 1996's special charges. Including special charges, the Corporation had net earnings of $87.5 million, or $1.54 per share

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                THOMAS & BETTS CORPORATION AND SUBSIDIARIES

on a diluted basis, in 1998, and net earnings of $73.5 million, or $1.34 per share on a diluted basis, in 1996. Comparing year-to-year results, excluding the impact of special charges in all years, 1998 net earnings were 1.4% higher than 1997's earnings, which were 16.7% above those in 1996.

        The Corporation evaluates its business segments on the basis of segment earnings, with segment earnings defined as earnings before interest, taxes, restructure and special charges and certain other expenses. Earnings of the Electrical segment rose 8.0% in 1998 over 1997 and 30.4% in 1997 over 1996, due to higher sales volumes overall and higher growth in sales to commercial customers than to the more profitable industrial markets. Earnings from the Electronic OEM segment were 5.6% lower in 1998 than in 1997 and declined 0.5% in 1997 from 1996, reflecting lower sales but improved margins within the segment. Communications earnings decreased 26.5% from 1997 and were 0.2% lower in 1997 compared with 1996, as the mix of product sold in 1998 favored lower-margin product. Earnings related to all other sales rose 14.9% in 1998 versus 1997, compared with a 3.6% increase in 1997 versus 1996, as a result of enhancements made in the manufacturing processes for steel structures and unit heaters.

LIQUIDITY AND FINANCIAL RESOURCES

Cash provided by operating activities decreased in 1998 due to increased investment in working capital. The year-over-year increase in accounts receivable was primarily due to the acquisition of Kaufel Group Ltd. in late 1998 and to information and financial systems conversions. In December 1997, the Corporation initiated a program to sell accounts receivable under an asset-securitization program. The commencement of that program provided an increase in cash of $145.2 million in 1997.

        Purchases of property, plant and equipment of $126.7 million in 1998 increased 6.6% from 1997's level. Spending in 1997 of $118.9 million was up 9.0% from 1996. Projects in 1998, as well as 1997, included restructuring-related spending to consolidate the operations of recent acquisitions, expansion of production capabilities,efficiency-related improvements and new systems software. Projects in 1996 included completion of the Corporation's central distribution center, continued expansion of Mexican operations and restructuring-related spending at Augat.

        Thomas & Betts makes selective acquisitions to broaden its business worldwide. The Corporation currently is evaluating several acquisition possibilities and expects to do so from time to time in the future. The Corporation may finance any such acquisitions that it consummates through the issuance of private or public debt or equity, internally generated funds or a combination of those sources. In January 1999, Thomas & Betts announced a proposed stock-for-stock merger with AFC Cable Systems, Inc. (AFC). AFC is a leading manufacturer and innovative marketer of cost-saving and labor-saving electrical and communications products and systems for commercial and industrial buildings, including armored cable, modular wiring systems and other electrical products and devices used for transmitting power, voice and data. That transaction is subject to approval by shareholders of both companies and is expected to be completed within the first half of 1999.

        Thomas & Betts completed nine acquisitions during 1998 for approximately $168 million of cash, 1,461,000 shares of the Corporation's common stock and $99 million of assumed debt. Those acquisitions and the product lines acquired were: (1) in March, Pride Product Services, Inc., fiber protection sleeves and other fiber-optic consumables for telecommunications applications; (2) in May, U.K.-based W.J. Furse & Co., Limited, grounding and lightning protection systems, spring steel fasteners and electronic surge protection devices; (3) also in May, HitLock connectors product line for non-metallic sheathed cable; (4) also in May, 700 and 709 IDC connector product lines from Lucent Technologies; (5) in June, Dark to Light, Inc., electronic photo controls used in lighting products; (6) in July, Telecommunication Devices, Inc. (TDI), mobile communications battery packs; (7) also in July, Emery Fixtures, Inc., decorative light fixtures and poles; (8) in September, CATV trap and filter manufacturing assets of Pico Products, Inc.; and (9) in November, Kaufel Group Ltd., emergency lighting products. All acquisitions, with the exception of TDI, were accounted for using the purchase method, and in aggregate, gave rise to $64.5 million of goodwill.

        Thomas & Betts completed six acquisitions during 1997 for approximately $19 million of cash, 793,560 shares of the Corporation's common stock and $16 million of assumed debt. The largest of those was the July acquisition of Diamond Communications Products, Inc., a manufacturer of drop hardware for the worldwide communications industry. The six acquisitions completed in 1997 represented $57.6 million of that year's sales.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 THOMAS & BETTS CORPORATION AND SUBSIDIARIES

        Thomas & Betts closed eight acquisitions in 1996, the two largest of which were Augat and Amerace Corporation. In December 1996, the Corporation exchanged approximately 12.8 million shares of common stock for all of the outstanding common stock of Augat in a transaction valued at approximately $570 million. In January 1996, the Corporation acquired all the outstanding stock of Amerace for $213.0 million in cash.

        Total debt increased $342.9 million in 1998 from 1997's level, reflecting debt issued and assumed for the November acquisition of Kaufel and for other acquisitions, and to fund increases in working capital. Debt declined $168.5 million in 1997 from 1996's level, reflecting the application of cash generated from operations and proceeds from the sale of accounts receivable. Thomas & Betts maintains a commercial paper program, which is backed by $500.0 million of revolving-credit agreements. At year-end 1998, $135.0 million of commercial paper was outstanding. Management believes that its external financial resources and internally generated funds are sufficient to meet the Corporation's capital needs for the foreseeable future.

        Cash and marketable securities increased $8.9 million in 1998. Thomas & Betts maintains a portfolio of marketable securities and cash equivalents in Puerto Rico, which at year-end 1998 was valued at $49.3 million. Although those investments represent currently available funds, they remain invested until the Corporation can repatriate the investments free of tollgate tax.

YEAR-2000 READINESS PROGRAM

Thomas & Betts is actively engaged in a corporate-wide program to ensure its systems and products are Year-2000 compliant. The Year-2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, computer programs that have time-sensitive software are at risk to recognize a date using 00 as the year 1900 rather than the year 2000. Thomas & Betts is taking steps that it believes will ensure no disruption to its operations. In 1997, the Corporation began a worldwide-technology upgrade of its order-entry and financial-reporting computer systems. As part of that project, Thomas & Betts has completed an assessment of its Year-2000 issue and is modifying or replacing portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter.

        Thomas & Betts plan to resolve the Year-2000 issue involves four phases: assessment, remediation, testing and implementation. As of year-end 1998, Thomas & Betts had completed its assessment of all significant computer systems that could be affected by the Year-2000 issue. The assessment indicated that many of the Corporation's important information technology systems could be affected, and that software used in certain manufacturing equipment was at risk. Thomas & Betts is currently in the process of correcting those systems and manufacturing equipment that present a risk.

        At year end, Thomas & Betts had completed 78% of the remediation phase for all corporate replacement systems, and expects to complete software programming and replacement no later than July 1, 1999. After completing the reprogramming and replacement of software, the Corporation's plans call for testing and implementing its information technology systems. Thomas & Betts had completed 72% of testing of its project to replace corporate systems and to remediate plant systems and had implemented 65% of its remediated plant systems by year-end 1998. The Corporation expects to complete the testing phase by July 1, 1999, with all remediated systems fully implemented by September 1, 1999.

        With respect to operating equipment, Thomas & Betts had completed an assessment of equipment that could be affected by the Year-2000 issue, had completed 80% of the remediation phase and had completed 60% of the testing of that equipment at year-end 1998. Once testing is completed, the operating equipment will be ready for immediate use. Thomas & Betts expects to complete its equipment remediation efforts by July 1, 1999, and testing and implementing of all affected equipment by September 1, 1999.

        Thomas & Betts has surveyed its important suppliers, vendors and customers, either by mail or telephone, to assess their Year-2000 readiness. To date, the Corporation is not aware of any problems within those groups that would materially affect results of Thomas & Betts operations.

        The Corporation is utilizing both internal and external resources to reprogram or replace, test and implement the software and operating equipment for Year-2000 modifications. As part of the previously mentioned worldwide-technology upgrade that began in 1997, the Corporation has been and is installing new systems with greatly enhanced functionality that will also solve potential Year-2000 problems in those areas. Management anticipates that

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
               THOMAS & BETTS CORPORATION AND SUBSIDIARIES

its costs to modify existing software for Year-2000 compliance will approximate $2 million, and to date, Thomas & Betts has spent approximately 50% of that amount on Year-2000 issues.

        Thomas & Bett's plans to complete Year-2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. Estimates of the status of completion and the expected completion dates are based on hours expended to date compared to total expected hours. However, there can be no guarantee that those estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause material differences include, but are not limited to, the availability and cost of personnel training in this area, and the ability to locate and correct all relevant computer codes and similar uncertainties.

        The Corporation has contingency plans to address situations that may result if the Corporation is unable to achieve Year-2000 readiness of its critical operating systems. Those contingency plans cover the critical order processing and distribution systems, as well as plant operating systems. A majority of those plans involve redundant systems. For example, the Corporation is remediating existing systems in parallel with development of Year-2000 compliant replacement systems for order processing and distribution.

        In the event that the Corporation's actions to correct potential Year-2000 issues are incomplete and its contingency plans fail, the incorrect recognition of the year 2000 by time-sensitive software could result in a system failure or miscalculations causing disruptions of operations including, among other things, a temporary inability to process orders, prepare invoices or engage in normal business activities. The Corporation expects that any such disruption would be temporary and likely not material, as any previously undetected root cause for such disruption could likely be identified and fixed in a relatively short period of time. However, if both the Corporation's Year-2000 solution and contingency plans fail for a critical system for a prolonged period, the impact on the Corporation would be material.

        Despite assurances from outside parties of their timely readiness, the Corporation cannot ensure that its suppliers, vendors and customers will resolve all Year-2000 issues. Given the responses to date from its suppliers, vendors and customers, Thomas & Betts believes it is unlikely that a large number of them will experience significant problems due to unresolved Year-2000 issues. Should such an event occur, the Corporation can adjust its order processing cycle to accommodate manual orders from its customers while those third parties resolve outstanding issues. Consequently, the failure by some parties to complete their Year-2000 readiness process would not likely have a material impact on the Corporation. In the event that a large number of customers suffer Year-2000 compliance issues over a prolonged period, the impact on the Corporation would be material.

MARKET RISK AND FINANCIAL INSTRUMENTS

Thomas & Betts is exposed to market risk from changes in foreign-exchange rates, raw material commodity prices and interest rates. The Corporation may enter into various hedging transactions to reduce those risks and allow management to focus on core business issues and challenges. The Corporation does not enter into foreign-currency or interest-rate transactions or commodity-price contracts for speculative purposes.

        Thomas & Betts primarily enters into forward-exchange contracts to reduce the impact on earnings and cash flow from non-functional currency-denominated assets, liabilities and transactions, predominantly inter-company and third-party receivables and payables. Gains and losses resulting from hedging instruments offset the losses and gains on the underlying assets, liabilities and transactions being hedged. The Corporation's forward-exchange contracts generally have maturity dates of less than 90 days, and a high correlation is maintained between the hedges and the underlying assets, liabilities or transactions to minimize currency risk. In most cases, both the exposed transactions and the hedging contracts are marked to market monthly with gains and losses included in earnings as other income or expense.

        Assuming a hypothetical 10% adverse change in all foreign currencies, with the resulting functional currency gains and losses translated into U.S. dollars at the spot rate, the loss in fair value of exchange contracts held on January 3, 1999, would be $6.0 million. Those losses would be offset by gains on the underlying assets, liabilities and transactions being hedged.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
              THOMAS & BETTS CORPORATION AND SUBSIDIARIES

        Thomas & Betts will occasionally enter into interest-rate swaps to reduce the impact of changes in interest rates on portions of its floating-rate debt. During 1998, there were no interest-rate swaps outstanding. As of January 3, 1999, the fair value of the Corporation's long-term debt, estimated using quoted market prices or discounted future cash flows based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements, was $832.6 million. That fair value exceeded the carrying value of debt at January 3, 1999, by $19.0 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical one-percentage-point decrease in interest rates, and amounted to $28.2 million at January 3, 1999.

        Thomas & Betts is exposed to risk from fluctuation in prices for commodities used to manufacture its products, primarily copper, zinc, aluminum, gold and silver. Some of that risk is hedged through the use of futures and swap contracts that fix the price the Corporation will pay for the commodity. The use of such commodity contracts effectively protects Thomas & Betts against changes in the price of the commodity to the extent of the notional amount under the contract. Since the maturities of those contracts are highly correlated with the actual purchases of the commodities, the reported cost of sales amounts reflect the commodities costs, including the effects of commodity hedges.

        As of January 3, 1999, the net unrealized loss on all commodity contracts held was $3.2 million. A hypothetical 10% decrease in all commodity market prices would result in an additional unrealized loss of $2.5 million. The Corporation would normally record only those losses at the time Thomas & Betts actually purchased the commodity, and the loss would be reported as part of cost of sales.

NEW ACCOUNTING STATEMENTS

In 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement No. 133 will require the recognition at fair value of all derivatives as either assets or liabilities in the Consolidated Balance Sheet. Under certain conditions, a derivative can be designated as a hedge allowing the deferral of fair value gains or losses until the offsetting gains or losses on the hedged item are recognized. At times Thomas & Betts enters into derivative instruments to hedge risks associated with foreign-currency and commodity fluctuations. Statement No. 133 is effective for the first quarter of 2000. Although the Corporation has not completed its final evaluation of the effects of the new statement, it does not currently believe that adoption will have a material effect on its future results of operations or financial position.

ENVIRONMENTAL MATTERS

Thomas & Betts is committed to complying with all applicable laws and to pursuing actions and practices that promote a safer, healthier environment. The Corporation expended approximately $2 million, $3 million and $2 million for environmental remediation and corrective matters for the years 1998, 1997 and 1996, respectively, with payments for Superfund-related matters being less than $0.7 million in any year.

EURO CONVERSION

On January 1, 1999, 11 of the 15 member countries of the European Union established fixed-conversion rates between their existing sovereign currencies and the euro, and began a three and one-half year effort to fully adopt the euro as their common legal currency.

        Thomas & Betts is assessing the potential impact to the Company that may result from the euro conversion. In addition to tax and accounting considerations, the Corporation is assessing the potential impact from the euro conversion in a number of areas, including: (1) the technical challenges to adapt information technology and other systems to accommodate euro-denominated transactions; (2) the competitive impact of cross-border price transparency, which may make it more difficult for businesses to charge different prices for the same products on a country-by-country basis; (3) the impact on currency exchange costs and currency exchange-rate risks; and
(4) the impact on existing contracts. Thomas & Betts cannot yet predict the anticipated impact of the euro conversion on its operations.

                        CONSOLIDATED STATEMENTS OF EARNINGS
                    THOMAS & BETTS CORPORATION AND SUBSIDIARIES


In thousands (except per share data)          1998            1997            1996
-----------------------------------------------------------------------------------
Net Sales                               $2,230,351      $2,259,508      $2,134,387
Costs and Expenses
Cost of sales                            1,581,215       1,567,286       1,525,121
Marketing, general and administrative      366,463         353,029         344,941
Research and development                    48,690          52,977          47,482
Amortization of intangibles                 17,364          17,355          15,323
Merger expense                                  --              --          30,558
Provision for restructured operations       62,096              --          24,501
----------------------------------------------------------------------------------
                                         2,075,828       1,990,647       1,987,926
----------------------------------------------------------------------------------
Earnings from operations                   154,523         268,861         146,461
Income from unconsolidated companies        26,172          13,909           7,920
Other expense -- net                        55,787          49,263          47,986
----------------------------------------------------------------------------------
Earnings before income taxes               124,908         233,507         106,395
Income taxes                                37,407          71,229          32,940
----------------------------------------------------------------------------------
Net Earnings                            $   87,501      $  162,278      $   73,455
----------------------------------------------------------------------------------
Net Earnings Per Common Share:
        Basic                           $     1.54      $     2.89      $     1.35
        Diluted                         $     1.54      $     2.87      $     1.34
Average shares outstanding:
        Basic                               56,677          56,178          54,520
        Diluted                             56,990          56,551          54,973
Cash dividends declared per share       $     1.12      $     1.12      $     1.12

Amounts have been restated to include the July 2, 1998, acquisition of Telecommunication Devices, Inc., accounted for as a pooling of interests, except for cash dividends per share, which reflect the Corporation's historical per share amount.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                            CONSOLIDATED BALANCE SHEETS
                    THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                                               JANUARY 3,      December 28,
In thousands                                        1999              1997
--------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                     $   64,028        $   45,225
Marketable securities                             42,478            52,382
Receivables -- net                               404,784           293,722
Inventories                                      469,641           402,601
Deferred income taxes                             61,829            43,452
Prepaid expenses                                  15,642             9,090
--------------------------------------------------------------------------
Total Current Assets                           1,058,402           846,472

Property, Plant and Equipment
Land                                              22,309            21,670
Buildings                                        232,380           219,832
Machinery and equipment                          908,253           840,807
--------------------------------------------------------------------------
                                               1,162,942         1,082,309
Less accumulated depreciation                    531,920           508,257
--------------------------------------------------------------------------
                                                 631,022           574,052
Intangible assets -- net                         621,487           506,225
Investments in unconsolidated companies          142,251           127,706
Other assets                                      46,425            39,833
--------------------------------------------------------------------------
Total Assets                                  $2,499,587        $2,094,288
--------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable                                 $   75,068        $   37,383
Current maturities of long-term debt              22,589             5,256
Accounts payable                                 262,483           226,542
Accrued liabilities                              155,815           142,974
Income taxes                                      55,674            45,678
Dividends payable                                 15,920            15,401
--------------------------------------------------------------------------
Total Current Liabilities                        587,549           473,234

Long-Term Liabilities
Long-term debt                                   790,963           503,077
Other long-term liabilities                       93,788            92,206
Deferred income taxes                             12,182            26,467

Shareholders' Equity
Common stock                                       5,678           317,143
Additional paid-in capital                       322,018                --
Retained earnings                                710,474           689,280
Unearned compensation -- restricted stock         (4,534)           (4,921)
Accumulated other comprehensive income           (18,531)           (2,198)
--------------------------------------------------------------------------
Total Shareholders' Equity                     1,015,105           999,304
--------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity    $2,499,587        $2,094,288
--------------------------------------------------------------------------

Amounts have been restated to include the July 2, 1998, acquisition of Telecommunication Devices, Inc., accounted for as a pooling of interests.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES


In thousands                                                         1998          1997          1996
-------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings                                                      $  87,501     $ 162,278     $  73,455
Adjustments:
  Depreciation and amortization                                      95,333        96,538        92,421
  Provision for restructured operations                              62,096             -        24,501
  Accrued merger and other special charges                           46,393             -        51,145
  Undistributed earnings from unconsolidated companies              (13,204)      (11,278)       (4,217)
  Deferred income taxes                                             (26,139)       19,771       (26,728)
  Changes in operating assets and liabilities, net:
    Receivables                                                     (60,145)       77,817       (65,781)
    Inventories                                                     (50,477)      (25,687)      (29,844)
    Accounts payable                                                (11,677)       23,260        26,151
    Accrued liabilities                                             (38,487)      (60,198)      (30,556)
    Income taxes payable                                              6,694         9,144        20,278
    Other                                                            (9,459)           77         4,559
-------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            88,429       291,722       135,384
-------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Purchases of and investments in businesses                         (169,349)      (19,326)     (256,390)
Purchases of property, plant and equipment                         (126,733)     (118,926)     (109,108)
Proceeds from sale of property, plant and equipment                   5,337         6,098        37,535
Marketable securities acquired                                      (36,781)      (81,365)      (26,636)
Proceeds from matured marketable securities                          48,816        64,807        51,387
Other                                                                     -        (1,000)            -
-------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (280,710)     (149,712)     (303,212)
-------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Increase (decrease) in borrowings with original maturities
 less than 90 days                                                   22,602           432       (16,637)
Proceeds from long-term debt and other borrowings                   256,560       170,730       386,437
Repayment of long-term debt and other borrowings                    (11,148)     (354,394)      (95,137)
Stock options exercised                                              10,553        25,945        12,812
Cash dividends paid                                                 (65,788)      (62,648)      (62,005)
-------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 212,779      (219,935)      225,470
Effect of exchange-rate changes on cash                              (1,695)       (4,030)       (6,805)
-------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                 18,803       (81,955)       50,837
Cash and cash equivalents - beginning of year                        45,225       127,180        76,343
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of year                           $  64,028     $  45,225     $ 127,180
-------------------------------------------------------------------------------------------------------

Cash payments for interest                                        $  46,600     $  55,088     $  38,078
Cash payments for income taxes                                    $  46,050     $  42,552     $  31,408

Except for cash dividends, amounts have been restated to include the July 2, 1998, acquisition of Telecommunication Devices, Inc., accounted for as a pooling of interests.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    THOMAS & BETTS CORPORATION AND SUBSIDIARIES


                                                                                            Accumulated
                                  Common Stock                                                 Other
                               ------------------      Paid-In     Retained    Restricted  Comprehensive Comprehensive
In thousands                   Shares      Amount      Capital     Earnings       Stock        Income        Income     Total

--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995   54,119     $266,648     $      -     $579,535     $  (478)     $ 24,440     $      -   $  870,145
--------------------------------------------------------------------------------------------------------------------------------
Net earnings                        -            -            -       73,455           -             -       73,455       73,455
 Other comprehensive income:
  Unrealized gain on securities
   net of taxes of $7               -            -            -            -           -             -           15           15
  Cumulative translation
   adjustment                       -            -            -            -           -             -       (8,626)      (8,626)
  Minimum pension liability
   adjustment                       -            -            -            -           -             -          646          646
--------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income         -            -            -            -           -        (7,965)      (7,965)           -
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                -            -            -            -           -             -       65,490            -
--------------------------------------------------------------------------------------------------------------------------------
Dividends declared                  -            -            -      (62,112)          -             -            -      (62,112)
Business acquisitions and
 investments                       58        1,949            -          (39)          -             -            -        1,910
Change in subsidiaries year end     -            -            -       (1,516)          -             -            -       (1,516)
Stock options and incentive
 awards                           587       16,263            -            -           -             -            -       16,263
Unearned compensation               -            -            -            -      (1,533)            -            -       (1,533)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1996   54,764      284,860            -      589,323      (2,011)       16,475            -      888,647
--------------------------------------------------------------------------------------------------------------------------------
Net earnings                        -            -            -      162,278           -             -      162,278      162,278
 Other comprehensive income:
  Unrealized gain on securities
   net of taxes of $30              -            -            -            -           -             -          (87)         (87)
  Cumulative translation
   adjustment                       -            -            -            -           -             -      (18,586)     (18,586)
--------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income         -            -            -            -           -       (18,673)     (18,673)           -
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                -            -            -            -           -             -      143,605            -
--------------------------------------------------------------------------------------------------------------------------------
Dividend declared                   -            -            -      (66,752)          -             -            -      (66,752)
Business acquisitions and
 investments                       62        3,610            -            -           -             -            -        3,610
Stock options and incentive
 awards                           910       25,945            -            -           -             -            -       25,945
Unearned compensation               -            -            -            -      (2,910)            -            -       (2,910)
Immaterial poolings of interest   731        2,728            -        4,431           -             -            -        7,159
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1997   56,467      317,143            -      689,280      (4,921)       (2,198)           -      999,304
--------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                        -            -            -       87,501           -             -       87,501       87,501
 OTHER COMPREHENSIVE INCOME:
  UNREALIZED GAIN ON SECURITIES
   NET OF TAXES OF $67              -            -            -            -           -             -          198          198
  CUMULATIVE TRANSLATION
   ADJUSTMENT                       -            -            -            -           -             -      (16,531)     (16,531)
--------------------------------------------------------------------------------------------------------------------------------
 OTHER COMPREHENSIVE INCOME         -            -            -            -           -       (16,333)     (16,333)           -
--------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                -            -            -            -           -             -       71,168            -
--------------------------------------------------------------------------------------------------------------------------------
STOCK CONVERTED TO $0.10
 PAR VALUE                          -     (311,497)     311,497            -           -             -            -            -
DIVIDENDS DECLARED                  -            -            -      (66,307)          -             -            -      (66,307)
STOCK OPTIONS AND INCENTIVE
 AWARDS                           307           31       10,522            -           -             -            -       10,553
UNEARNED COMPENSATION               -            -            -            -         387             -            -          387
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 3, 1999     56,774    $   5,677     $322,019     $710,474     $(4,534)     $(18,531)    $      -   $1,015,105
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

Amounts have been restated to include the July 2, 1998, acquisition of Telecommunication Devices, inc., accounted for as a pooling interests.

Preferred Stock: Authorized 1,000,000 shares, par value $0.10 per share. None issued to date, but 300,000 shares are reserved for the Corporation's Shareholders' Rights Plan.

Common Stock: Authorized 250,000,000 shares, par value $0.10 per share.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 THOMAS & BETTS CORPORATION AND SUBSIDIARIES

1. NATURE OF OPERATIONS

Thomas & Betts Corporation (Thomas & Betts or the Corporation) is a leading manufacturer of connectors and components for worldwide electrical and electronics markets. With international headquarters in Memphis, Tennessee, Thomas & Betts operates 163 manufacturing and distribution facilities around the globe in 24 countries. Thomas & Betts designs, manufactures and sells components used in assembling, maintaining or repairing electrical, electronic and communications systems. The Corporation's products include: (1) electrical components and accessories for industrial, commercial, utility and residential construction, renovation and maintenance applications and for applications within other companies products, primarily in North America, but also in Europe and other areas of the world; (2) electromechanical components, connectors and subsystems for use in high-speed applications involving miniaturization, surface-mounts, electromagnetic interference and multiplexing that are sold to the information processing, mobile communications and automotive industries in North America, Europe and Asia for use within other manufacturers products; (3) electromechanical components, subsystems and accessories used to maintain, construct and repair cable television, telecommunications and data communications networks worldwide; (4) transmission poles and towers primarily for North American customers; and (5) heating units and accessories for North American and European markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Corporation uses the equity method of accounting for its investments in 20-to-50-percent-owned companies. Under generally accepted accounting principles (GAAP), there is a presumption that the equity method should be used to account for those investments. If the Corporation were to determine that it no longer had the ability to exercise significant influence over the operating and financial policies of those companies, GAAP would require the Corporation to use the cost method rather than the equity method to account for those investments. The Corporation regularly monitors its relationships with those companies. Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year The Corporation's fiscal year ends on the Sunday closest to the end of the calendar year. Results for 1998 are for the 53 weeks ended January 3, 1999, and results for 1997 and 1996 are for the 52 weeks ended December 28, 1997, and December 29, 1996, respectively. In 1996, the Corporation's Augat subsidiary changed the fiscal year of its European and Far Eastern subsidiaries from November 30 to the Corporation's fiscal year end, thus eliminating a one-month reporting lag. That change resulted in a charge against retained earnings of $1.5 million in 1996.

Financial Instruments and Concentrations of Credit Risk When deemed appropriate, the Corporation enters into forward-foreign- exchange contracts to hedge foreign-currency-transaction exposures for periods consistent with those committed exposures. Those financial instruments are with major financial institutions and expose the Corporation to market and credit risks and may at times be concentrated with certain counterparties. The creditworthiness of counterparties is subject to continuing review and full performance by those counterparties is anticipated. Foreign-exchange contracts generally have maturities which do not exceed one year. The Corporation maintains a high correlation between the transactions and the hedges to minimize currency risk. In most cases, both the exposed transactions and the hedging contracts are marked to market monthly with gains and losses included in earnings as other income or expense. Gains and losses on certain contracts that hedge specific foreign-currency-denominated commitments are deferred and recognized in the period in which the transaction is completed. Unrealized gains are reported as prepaid expenses and unrealized losses are reported as accrued liabilities.

     As of January 3, 1999, and December 28, 1997, the Corporation had outstanding forward contracts of $60.5 million and $22.5 million, respectively, for the sale or purchase of principally Canadian, Japanese and European currencies, all maturing within 160 days. Deferred contract gains and losses at January 3, 1999, and December 28, 1997, were not significant.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  THOMAS & BETTS CORPORATION AND SUBSIDIARIES

        The Corporation is exposed to risk from fluctuating prices for commodities used to manufacture its products: primarily copper, zinc, aluminum, gold and silver. Some of that risk is hedged through the use of futures and swap contracts that fix the price the Corporation will pay for the commodity. Cost of sales reflects the commodity cost including the effects of the commodity hedge. As of January 3, 1999, the Corporation had $27.6 million of those contracts outstanding, maturing through June 2000. The maturity of the contracts highly correlates with the actual purchases of the commodity. The amounts paid or received are calculated based on the notional amounts under the contracts. The use of such commodity contracts effectively protects the Corporation against changes in the price of the commodity to the extent of the notional amount under the contract. The fair value of commodity contracts as of January 3, 1999, was a $3.2 million loss. That value will change as commodity prices change and will be recorded only at the time the underlying commodity is actually purchased.

        Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Corporation's customer base and their dispersion across many different industries and geographic areas.

        The Corporation will, on occasion, enter into interest-rate swaps to reduce the impact of changes in interest rates on portions of its floating-rate debt. The rate differential paid or received under those agreements is accrued monthly, consistent with the terms of the agreements and market interest rates. Those agreements are with financial institutions having at least a single-A credit rating, which minimizes non-performance risk. As of January 3, 1999, the Corporation had no outstanding interest-rate swaps.

        Receivables Receivables are stated net of allowance for doubtful accounts and returns and allowances of $23.6 million at January 3, 1999, and $20.5 million at December 28, 1997.

        The Corporation has an asset securitization program which permits the Corporation to continually sell accounts receivable to a maximum purchasers' investment of $175.0 million. The investment varies, based on the level of eligible accounts receivable and restrictions on concentrations of receivables. Sales under that program are accounted for as sales of assets under the provisions of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The sold accounts receivable are reflected as reductions of the receivable balance in the accompanying consolidated balance sheets. At January 3, 1999, and December 28, 1997, net receivables amounting to $172.5 million and $145.2 million, respectively, had been sold under that program. The discount rate on the receivables sold in December 1998 was approximately 5.6%.

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 79% of the Corporation's inventories and the first-in, first-out (FIFO) method for the remainder of inventories. The LIFO value of inventories held at January 3, 1999, approximated their current cost.

Property, Plant and Equipment Property, plant and equipment are stated at cost. Expenditures for maintenance and repair are charged to expense as incurred. Significant renewals and betterments that extend the lives of assets are capitalized. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, which range principally from 10 to 25 years for land improvements, five to 45 years for buildings, and three to 15 years for machinery and equipment.

Intangible Assets Intangible assets consist principally of the excess of cost over the fair value of net assets (goodwill) acquired in business combinations accounted for as purchases. Those assets are being amortized on a straight-line basis over various periods not exceeding 40 years. Goodwill is reevaluated when business events and circumstances indicate that the carrying amount may not be recoverable. Reevaluation is based on projections of related undiscounted future cash flows. As of January 3, 1999, and December 28, 1997, accumulated amortization of intangible assets was $115.8 and $106.9 million, respectively.

Income Taxes The Corporation uses the asset and liability method of accounting for income taxes. That method recognizes the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities, and provides a valuation allowance based on a more-likely-than-not standard.

Undistributed earnings of foreign subsidiaries amounted to $145.9 million at January 3, 1999. Those earnings are considered to be indefinitely reinvested, and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  THOMAS & BETTS CORPORATION AND SUBSIDIARIES

Shareholders' Equity In May 1998, the Corporation's number of authorized shares of common stock was increased from 80,000,000 to 250,000,000; authorized preferred stock shares were increased from 500,000 to 1,000,000; and both common stock and preferred stock par value were changed from no par value to $0.10 par value. The accumulated other comprehensive income component of shareholders' equity is primarily cumulative translation adjustment.

Basic earnings per share are computed by dividing net earnings by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share are computed by dividing net earnings by the sum of (1) the weighted-average number of shares of common stock outstanding during the period and (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:


In thousands (except per share data)           1998         1997        1996
----------------------------------------------------------------------------
Net earnings                                $87,501     $162,278     $73,455
----------------------------------------------------------------------------
Basic
  Average shares outstanding                 56,677       56,178      54,520
  Basic earnings per share                  $  1.54     $   2.89     $  1.35
Diluted
  Average shares outstanding                 56,677       56,178      54,520
    Plus additional shares from
      the assumed exercise of
      stock options                             313          373         453
----------------------------------------------------------------------------
                                             56,990       56,551      54,973
----------------------------------------------------------------------------
  Diluted earnings per share                $  1.54     $   2.87     $  1.34
----------------------------------------------------------------------------

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

Cash Flow Information Cash equivalents consist of investments with maturities at date of purchase of less than 90 days that have a low risk of change in value due to interest-rate changes. Foreign-currency cash flows have been converted to U.S. dollars at appropriately weighted-average exchange rates or the exchange rates in effect at the time of the cash flows, where determinable.

3. MERGERS, ACQUISITIONS AND DIVESTITURES

1998 - Kaufel Group Ltd. On November 5, 1998, the Corporation purchased Kaufel Group Ltd., an international company headquartered in Montreal, Canada, specializing in the design, manufacture and distribution of emergency and other lighting products and systems for the industrial and commercial markets. The Corporation acquired all of the outstanding Class A shares and Class B Subordinate Voting shares of Kaufel for a cash price of approximately $100 million, and assumed approximately $60 million of outstanding debt. The acquisition was accounted for using the purchase method, with the aggregate purchase price allocated to the acquired assets based on their respective fair values and the excess of approximately $28 million allocated to goodwill. The purchase price has been allocated to the assets and liabilities based on estimated fair values at the acquisition date. Adjustments, which the Corporation does not expect to be material, may be made to such balances upon the final determination of fair values. The goodwill is being amortized on a straight-line basis over 40 years. For the 12 months ended August 31, 1998 (its latest fiscal year), Kaufel had sales of approximately $170 million. The Kaufel acquisition added $30.2 million to the Corporation's sales in 1998.

1998 - Other Acquisitions During 1998, the Corporation completed eight acquisitions in addition to Kaufel, for a total consideration of $107.0 million, consisting of $68.2 million of cash and $38.8 million of debt assumed, and 1,461,000 of shares of the Corporation's common stock. Seven of those acquisitions were accounted for using the purchase method of accounting, with the aggregate purchase price allocated to the acquired assets based on their respective fair values and the excess of approximately $36.5 million allocated to goodwill. The goodwill is being amortized on a straight-line basis over 40 years. Those seven acquisitions added $28.6 million to sales in 1998.

        The acquisition of Telecommunication Devices, Inc. (TDI) on July 2, 1998, was accounted for as a pooling of interests, and the Corporation's financial statements were restated to include the results of that acquisition for all periods presented, except for dividends per share which reflect the Corporation's historical per share amount. The Corporation acquired all of the outstanding stock of TDI and affiliated companies for 1,461,000 shares of the Corporation's common stock.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  THOMAS & BETTS CORPORATION AND SUBSIDIARIES

        Combined and separate results of Thomas & Betts and TDI during the periods preceding the merger were:


In millions                               Thomas & Betts     TDI     Combined
-----------------------------------------------------------------------------
Six months ended July 5, 1998 (unaudited)
Net sales                                     $1,015        $ 83      $1,098
Net earnings                                  $   78        $  1      $   79
-----------------------------------------------------------------------------
Fiscal year ended December 28, 1997
Net sales                                     $2,115        $145      $2,260
Net earnings                                  $  155        $  7      $  162
-----------------------------------------------------------------------------
Fiscal year ended December 29, 1996
Net sales                                     $1,985        $149      $2,134
Net earnings                                  $   60        $ 13      $   73
-----------------------------------------------------------------------------

1997 - Acquisitions The Corporation completed six acquisitions during 1997 for a total consideration of $62.0 million, consisting of approximately
$19 million of cash and 793,560 shares of the Corporation's common stock. Two of those acquisitions were accounted for as immaterial poolings of interests, and the results of those acquisitions have been included in the Corporation's results as of the beginning of 1997 without restating prior years results. The remaining four acquisitions were accounted for under the purchase method of accounting. The six acquisitions represented approximately $57.6 million of sales reported by the Corporation in 1997. The excess of the purchase price over the fair value of the acquired assets in the purchase acquisitions was approximately $14.6 million and was recorded as goodwill.

1997 - Exemplar/Thomas & Betts Joint Venture On December 28, 1997, the Corporation formed a joint venture with Exemplar Manufacturing Company, a privately-owned business based in Ypsilanti, Michigan, to manufacture and sell power distribution, battery cable and wiring systems to the U.S. automotive industry. In exchange for a 49% interest in the ownership of the joint venture, the Corporation contributed net assets with a carrying value of approximately $41 million; no gain or loss was recognized as a result of that transaction. The joint-venture agreement provides that each party retains a 100% income interest in earnings generated by its respective contributed business. Income from jointly developed business will be allocated in accordance with the ownership percentages. Sales generated in 1997 by the assets contributed by the Corporation to this joint venture were approximately $85.9 million.

1996 - Augat Inc. On December 11, 1996, the Corporation acquired all of the outstanding common stock of Augat Inc., in exchange for 12,821,337 shares of the Corporation's common stock. In addition, options to acquire Augat common stock were converted to options to acquire 791,400 shares of the Corporation's common stock. The acquisition was accounted for as a pooling of interests, and the Corporation's financial statements were restated to include the results of Augat for all periods presented, except for dividends per share which reflect the Corporation's historical per share amount.

        In the fourth quarter of 1996, the Corporation recorded special charges totaling $97.1 million. The charges provided for: (1) merger expenses, including legal and financial advisory fees and change-of-control payments; restructuring expenses related to both the Corporation's existing operations and the operations of Augat (see also Note 4); (2) adjustments to accounting estimates of Augat's liabilities, primarily environmental, litigation, warranty and employee benefit accruals, and provisions for inventory obsolescence; (3) the cost of index-put options purchased and held through the mergers stock pricing period; and (4) other one-time expenses, including certain termination benefits related to the Corporation's executive retirement plan and previously idled facility charges. The charges were recorded in the statement of earnings as follows: (1) net sales, $2.4 million; (2) cost of sales, $13.8 million; (3) marketing, general and administrative, $19.7 million; (4) merger expense, $30.6 million;
(5) provision for restructured operations, $24.5 million; and (6) other expense, $6.1 million.

1996 - Amerace Corporation On January 2, 1996, the Corporation acquired all the outstanding stock of Amerace Corporation for $212.5 million in cash. That acquisition was accounted for using the purchase method. The aggregate purchase price was allocated to the acquired assets of Amerace based on their respective fair values with the excess of approximately $150 million allocated to goodwill. The goodwill is being amortized on a straight-line basis over 40 years.

1996 - Other Acquisitions The Corporation completed six acquisitions during 1996 in addition to Augat and Amerace for a total of approximately
$46 million, consisting of cash and 57,714 shares of the Corporation's common stock. All were accounted for using the purchase method of accounting and represented approximately $37 million of sales reported by the Corporation in 1996. The excess of the purchase price over the fair value of the acquired assets for the six acquisitions was approximately $26 million, which was recorded as goodwill.

Leviton Manufacturing Co. On August 10, 1994, the Corporation completed the purchase of a minority interest (29.1% of the outstanding common stock representing 23.55% of the voting common stock) in Leviton Manufacturing Co., Inc., a leading U.S.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 THOMAS & BETTS CORPORATION AND SUBSIDIARIES

manufacturer of wiring devices, for approximately $51 million consisting of cash and common stock. Leviton's chief executive officer opposed the Corporation's acquisition. The chief executive officer, with his wife, owns approximately 50.5% of Leviton's outstanding common stock (76.45% of Leviton's voting common stock) through a voting trust (a majority sufficient for the approval of all corporate actions that Leviton might undertake; however, the majority is not sufficient to permit either federal income tax consolidation or pooling of interests accounting treatment in a merger). The remainder of the outstanding common stock, all of which is non-voting, is owned by approximately 19 other Leviton family members. The opposition of the chief executive officer to the Corporation's investment has resulted in litigation between Leviton and the Corporation, consisting of the Corporation's proceeding in Delaware in February 1995 to compel Leviton to make additional financial and other information available to the Corporation, and of Leviton's subsequent action against the Corporation and other parties in New York seeking damages and other relief in connection with the transaction in which the Corporation acquired its Leviton investment. The Corporation does not have and has not sought representation on Leviton's board of directors, which would be opposed by Leviton's chief executive officer, and does not receive copies of Leviton's board minutes.

        Notwithstanding the existence of an adversarial relationship with the controlling shareholder of Leviton, the Corporation has developed relationships with certain key members of Leviton management and believes that those relationships and other factors support management's conclusion that the Corporation has the ability to exercise significant influence over Leviton's financial and operating policies. The Corporation owns more than 20% of Leviton's voting stock, and there are no restrictions to the Corporation's ability to exercise the attributes of ownership (situations have not arisen to date in which the Corporation has had an opportunity to vote its Leviton shares in a matter that would demonstrate significant influence over Leviton's financial and operating policies). In addition, because the Corporation is a non-family shareholder, the Corporation believes that it has a greater ability than other shareholders to challenge actions by Leviton management that the Corporation considers adverse to shareholders interests. Senior management responsible for Leviton's day-to-day operations and operating and financial policies has engaged in an ongoing dialogue over the past two and one-half years with the Corporation, and they have acknowledged that the Corporation's presence as a Leviton shareholder has influenced the manner in which Leviton conducts business. Further, Leviton has taken certain actions following discussions with the Corporation that have been consistent with the Corporation's requests and suggestions. The Corporation's equity in the earnings of Leviton has been typically less than 5% and of late never more than 7% of the Corporation's net income before special charges, and typically less than 7% and of late never more than 11% of the Corporation's net income after special charges. Should the Corporation determine that it no longer has the ability to influence the operating and financial policies of Leviton, the Corporation, in compliance with GAAP, will adopt the cost method on a prospective basis.

4. RESTRUCTURING AND SPECIAL CHARGES

During the third quarter of 1998, the Corporation recorded pretax restructuring and special charges of $108.5 million primarily related to a program to reduce costs through manufacturing relocations. Those cost-reduction plans involved consolidating several facilities and product-line operations, terminating employees at affected locations, downsizing administrative functions and writing down idle facilities. The charges were comprised of a $62.1 million provision for restructuring operations and $46.4 million of other special charges, of which $30.3 million was charged to cost of sales and $16.1 million to marketing, general and administrative expense. The components of those charges were:


                                                                Charges to
                                                Original         Reserves       Remaining
                                                Provision       During 1998      Balance
-----------------------------------------------------------------------------------------
Severance and employee-related costs             $ 26.6            $ 5.1          $21.5
Property, plant and equipment write-offs           25.7              7.0           18.7
Other facility exit costs                           9.8              2.3            7.5
-----------------------------------------------------------------------------------------
        Provision for Restructured Operations      62.1             14.4           47.7
-----------------------------------------------------------------------------------------
Inventory write-offs related
        to restructuring                           21.6             14.4            7.2
Costs related to previously idled facilities       15.1              2.2           12.9
Other                                               9.7                -            9.7
-----------------------------------------------------------------------------------------
        Special Charges                            46.4             16.6           29.8
-----------------------------------------------------------------------------------------
        Total                                    $108.5            $31.0          $77.5
-----------------------------------------------------------------------------------------

        Severance and other employee-related costs involve actions that will result in a net reduction of approximately 400 jobs, including administrative positions at plants and corporate headquarters. As of year end, the Corporation had realized a net reduction of approximately 125 jobs. The property, plant and equipment write-offs reduced to estimated realizable value the carrying amount of fixed assets that were not relocated in conjunction with their associated manufacturing process. Assets written down as part of the cost-reduction program remain classified as property, plant and equipment until idled; their carrying value was approximately $0.9 million at January 3, 1999. The effect of suspending depreciation on facilities idled in 1998 was $0.1 million of depreciation expense reduction.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES

        Inventory write-offs primarily relate to items that became obsolete due to modifications of manufacturing processes for product lines being relocated; items not cost-effective to relocate; and, to a lesser degree, inventory associated with discontinued products.

        Costs related to previously idled and written-down facilities were based on management's current estimates of costs necessary to ultimately dispose of, and satisfy obligations related to, such facilities. The majority of those are lease-related costs, which will generally be incurred ratably over an eight-year period.

        The cost-reduction programs commenced in 1998 are expected to be completed by year-end 1999, with disposal of idle facilities anticipated by the end of 2000. Certain other costs, primarily relating to the relocation of inventory, equipment and personnel, are not accruable until incurred. Such costs, which were not included in the $108.5 million provision, amounted to $6.2 million in 1998. Future revenues are not expected to be significantly affected, since the cost-reduction programs are primarily intended to relocate operations rather than discontinue operations.

        During the fourth quarter of 1996, the Corporation recorded a restructuring charge of $24.5 million relating to the integration of Augat and initiatives affecting Augat's and other of the Corporation's operations. Restructuring initiatives included the closure of Augat's corporate headquarters facility in Mansfield, Massachusetts, and redundant non-U.S. administrative facilities, as well as the rationalization of the combined sales forces and manufacturing operations. These initiatives are now substantially complete and did not require material changes to the initial provision.

5. INCOME TAXES

The components of earnings before income taxes were:


In thousands         1998       1997       1996
-------------------------------------------------
Domestic           $ 99,949   $184,252   $ 55,724
Foreign              24,959     49,255     50,671
-------------------------------------------------
        Total      $124,908   $233,507   $106,395
-------------------------------------------------

        The components of income tax expense were:


In thousands         1998       1997       1996
-------------------------------------------------
Current
 Federal           $ 44,149   $32,892    $ 33,923
 Foreign             19,942    17,695      18,835
 State and local      1,786       622       5,157
-------------------------------------------------
 Total current       65,877    51,209      57,915
-------------------------------------------------
Deferred
 Domestic           (21,507)   19,408     (23,650)
 Foreign             (6,963)      612      (1,325)
-------------------------------------------------
 Total deferred     (28,470)   20,020     (24,975)
-------------------------------------------------
 Income taxes      $ 37,407   $71,229    $ 32,940
-------------------------------------------------

        The reconciliation between the federal statutory tax rate and the Corporation's effective tax rate was:


                                                    1998    1997    1996
------------------------------------------------------------------------
Federal statutory tax rate                          35.0%   35.0%   35.0%
Increase (reduction) resulting
from:
        State tax -- net of federal tax benefit      0.3     0.4     2.3
        Partially tax-exempt income                 (9.2)   (6.3)   (9.4)
        Goodwill                                     3.4     2.0     4.5
        Merger expenses                                -       -     5.6
        Non-taxable income of company
                acquired in pooling of interests    (0.6)   (0.5)   (3.1)
        Change in valuation allowance                  -    (1.9)   (5.0)
        Other                                        1.0     1.8     1.1
------------------------------------------------------------------------
Effective tax rate                                  29.9%   30.5%   31.0%
------------------------------------------------------------------------

        The components of the Corporation's net deferred tax assets were:


                                           JANUARY 3,      December 28,
In thousands                                    1999              1997
----------------------------------------------------------------------
Deferred tax assets
        Special-charge-related reserves     $ 34,611          $ 16,596
        Accrued employee benefits              7,244            10,146
        Other accruals                        20,457            19,504
        Asset reserves                        11,429            14,845
        Foreign tax credit and loss
           carryforwards                      18,628             7,644
        Pension benefits                       7,168             6,569
        Other                                 20,557             4,611
        Valuation allowance                   (2,769)           (3,373)
----------------------------------------------------------------------
        Net deferred tax assets              117,325            76,542
----------------------------------------------------------------------
Deferred tax liabilities
        Property, plant and equipment        (40,257)          (36,885)
        Other                                (27,421)          (22,672)
----------------------------------------------------------------------
        Total deferred tax liabilities       (67,678)          (59,557)
----------------------------------------------------------------------
        Net deferred tax assets             $ 49,647          $ 16,985
----------------------------------------------------------------------

        The valuation allowance for deferred tax assets was decreased by $0.6 million in 1998 due to both the utilization and expiration of foreign net operating loss carryforwards. The remaining valuation allowance at January 3, 1999, related to foreign net operating loss carryforwards and foreign tax credit carryforwards.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation's financial instruments include cash and cash equivalents, marketable securities, short-term borrowings, long-term debt, commodity swaps and foreign-currency contracts. The carrying amounts of those financial instruments generally approximated their fair values at January 3, 1999, and December 28, 1997, except that, based on the borrowing rates currently available to the Corporation, the fair value of long-term debt was approximately $832.6 million and $519.4 million at January 3, 1999, and December 28, 1997, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES

        The cost bases and fair market values of marketable securities at January 3, 1999, and December 28, 1997, were:


                                Amortized       Gross           Gross          Fair
                                   Cost       Unrealized      Unrealized      Market
In thousands                      Basis         Gains           Losses        Value
------------------------------------------------------------------------------------
January 3, 1999
Certificates of deposit          $25,705        $    -          $   -        $25,705
Mortgage-backed                   15,370         1,472            (69)        16,773
------------------------------------------------------------------------------------
        Total                    $41,075        $1,472          $ (69)       $42,478
------------------------------------------------------------------------------------
December 28, 1997
Certificates of deposit          $27,447        $    -          $   -        $27,447
Mortgage-backed                   22,588         1,281           (213)        23,656
Equity and other                   1,074           234            (29)         1,279
------------------------------------------------------------------------------------
        Total                    $51,109        $1,515          $(242)       $52,382
------------------------------------------------------------------------------------

        The mortgage-backed securities and certificates of deposit held at January 3, 1999, had expected maturities ranging from five to 21 years and 91 days to one year, respectively.

7. LONG-TERM DEBT

The Corporation's long-term debt at January 3, 1999, and December 28, 1997, was:


                                                         JANUARY 3,      December 28,
In thousands                                                  1999              1997
------------------------------------------------------------------------------------
Notes payable with a weighted-average
        interest rate at January 3, 1999,
        of 7.0%, due through 2008                         $448,418         $273,478
Commercial paper with a weighted-average
        interest rate at January 3, 1999, of 6.11%         134,399           79,907
Other bank borrowings with a
        weighted-average interest rate at
        January 3, 1999, of 5.7%                           131,900          104,573
Non-U.S. borrowings with a weighted-average
        interest rate at January 3, 1999, of 6.28%,
        due through 2008                                    71,858           20,352
Industrial revenue bonds with a weighted-average
        interest rate at January 3, 1999, of 4.2%,
        due through 2010                                    19,455           19,855
Other                                                        7,522           10,168
------------------------------------------------------------------------------------
                                                           813,552          508,333
Less current portion                                        22,589            5,256
------------------------------------------------------------------------------------
Long-term debt                                            $790,963         $503,077
------------------------------------------------------------------------------------

        Principal payments on long-term debt including capital leases in each of the five years subsequent to January 3, 1999, are $22.6, $3.2, $17.8, $5.8 and $327.5 million, respectively.

        The Corporation has committed borrowing facilities of approximately $571 million. Those facilities include $500.0 million of revolving-credit commitments with a group of banks that makes $300.0 million available through June 30, 2003, and the remaining $200.0 million available through June 30, 1999. Under the $200.0- million facility, any committed borrowings outstanding as of June 30, 1999, would mature on June 30, 2000. There were no borrowings outstanding under those facilities as of January 3, 1999, or December 28, 1997. The Corporation has the option, at the time of drawing funds under such facilities, of selecting an interest rate based on a number of benchmarks including LIBOR, the certificate of deposit rate or the prime rate of the agent bank. The credit facilities include covenants, among which are limitations on the amount of future indebtedness that are based on certain financial ratios. The Corporation's commercial paper program is backed by those credit facilities.

        The Corporation also has a number of uncommitted credit facilities to provide funding for both its domestic and international operations. In the normal course of its business activities, the Corporation is required under certain contracts to provide letters of credit that may be drawn in the event the Corporation fails to perform under the contracts. Outstanding letters of credit or similar financial instruments amounted to $52.9 million at January 3, 1999.

        In February and May 1998, the Corporation completed the sales of $60.0 million of five-year 6.29% medium-term notes and $115.0 million of 10-year 6.63% medium-term notes, respectively. The net proceeds from those sales were used to repay commercial paper issued by the Corporation within the past year and other short-term borrowings.

        On August 14, 1998, the Corporation filed a Registration Statement on Form S-3 to register $600.0 million of the Corporation's debt securities, common stock and preferred stock. Future proceeds from the sale of any securities registered in that filing will be added to the general funds of the Corporation and used for general corporate purposes.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    THOMAS & BETTS CORPORATION AND SUBSIDIARIES

8. STOCK OPTION AND INCENTIVE PLANS

The Corporation has stock option plans that provide for the purchase of the Corporation's common stock by its key employees.

        At January 3, 1999, a total of 3,506,862 shares was reserved for issuance under stock options or restricted stock awards already granted or available for future grants.

A summary of the options outstanding at January 3, 1999, follows:


                                 OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                  ----------------------------------------------------     ------------------------------
                                  Weighted-Average
Range Of            Number            Remaining       Weighted-Average       Number      Weighted-Average
Exercise Prices   Outstanding     Contractual Life     Exercise Price      Exercisable    Exercise Price
---------------------------------------------------------------------------------------------------------
$23.31-$33.03        699,527          4.5 years            $31.03             698,781         $31.03
 33.75- 45.75        871,413          7.1 years             41.86             457,487          39.96
 49.66- 59.56        433,336          9.1 years             50.59               8,225          59.29
---------------------------------------------------------------------------------------------------------
$23.31-$59.56      2,004,276          6.6 years            $39.97           1,164,493         $34.74
---------------------------------------------------------------------------------------------------------

        The following is a summary of the option transactions for the years 1998, 1997 and 1996:


                                                  Average
                                                 Per Share
                                     Shares     Option Price
------------------------------------------------------------
Balance at December 31, 1995       2,410,124       $28.45
Granted                              375,063        37.36
Exercised                           (502,420)       23.90
Terminated                          (116,535)       31.85
------------------------------------------------------------
Balance at December 29, 1996       2,166,232       $30.71
------------------------------------------------------------
Granted                              545,237        45.70
Exercised                           (801,132)       27.11
Terminated                           (61,592)       35.87
------------------------------------------------------------
Balance at December 28, 1997       1,848,745       $36.53
------------------------------------------------------------
Granted                              471,661        50.16
Exercised                           (233,377)       31.83
Terminated                           (82,753)       44.14
------------------------------------------------------------
Balance at January 3, 1999         2,004,276       $39.97
------------------------------------------------------------
Exercisable at December 29, 1996   1,536,214       $28.95
Exercisable at December 28, 1997   1,074,759       $32.02
Exercisable at January 3, 1999     1,164,493       $34.74
------------------------------------------------------------

        The 1993 Management Stock Ownership Plan provides that, for each calendar year, up to 1.25% of the outstanding common stock of the Corporation will be available for issuance as grants or awards. That plan provides for granting stock options at a price not less than the fair market value on the date of grant with a term not to exceed 10 years. The plan also provides for the issuance of restricted stock awards as incentive compensation to key employees. The awards are subject to certain restrictions, including full vesting if the recipient remains in the employ of the Corporation three years after receiving the award. The value of the awards is recorded as compensation expense. Restricted shares plus cash payments for federal and state taxes awarded under that plan were 79,724 shares awarded in 1998; 127,641 shares awarded in 1997; and 63,844 shares plus $0.5 million awarded in 1996.

        The Corporation has a Restricted Stock Plan for Nonemployee Directors under which each director receives 200 restricted shares of common stock annually for a full year of service. Those shares remain restricted during the directors' term. Shares issued under that plan were 2,000 in 1998; 2,000 in 1997; and 2,162 in 1996.

        The Corporation continues to account for its stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for fixed stock-option plans. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, a valuation using the fair-value-based accounting method has been made for stock options issued in 1998, 1997 and 1996. That valuation was performed using the Black-Scholes option-pricing model.

        The Corporation's 10-year term options were valued assuming risk-free interest rates of 5.5%, 6.25% and 5.25% on their respective issuance dates in 1998, 1997 and 1996, a dividend yield of 2.5%, an average expected-option life of five years and volatility of 20%. The valuation determined a per-share weighted-average fair value for 10-year options granted during 1998, 1997 and 1996 of $10.63, $10.36 and $8.03, respectively. Had those options been accounted for using the fair-value method, they would have resulted in additional compensation cost of $3.1 million, $2.4 million and $1.1 million net of taxes for 1998, 1997 and 1996, respectively.

        Had the Corporation adopted the fair-value-based accounting method for stock options, net earnings would have been $84.4 million ($1.49 basic earnings per share; $1.48 diluted earnings per share) in 1998; $159.7 million ($2.84 basic earnings per share; $2.82 diluted earnings per share) in 1997; and $69.2 million ($1.27 basic earnings per share; $1.26 diluted earnings per share) in 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES

9. POSTRETIREMENT BENEFITS

Pension Plans The Corporation and its subsidiaries have several noncontributory pension plans covering substantially all employees. Those plans generally provide pension benefits that are based on compensation levels and years of service. Annual contributions to the plans are made according to the established laws and regulations of the applicable countries. Plan assets are primarily invested in equity securities, fixed income securities and cash equivalents.

        The Corporation maintains non-qualified supplemental pension plans covering certain key executives, which provide for benefit payments that exceed the limit for deductibility imposed by income tax regulations, and a retirement plan for nonemployee directors (closed effective December 1997), which provides benefits to those board members based on compensation and years of service. The benefit obligation related to those unfunded plans was $12.3 million at January 3, 1999, and $12.1 million at December 28, 1997.

        Net periodic pension cost for 1998, 1997 and 1996 for the Corporation's defined benefit pension plans included the following components:


In thousands                                      1998            1997           1996
-------------------------------------------------------------------------------------
Service cost -- benefits earned during
        the period                            $ 10,542        $  9,138       $  8,654
Interest cost on projected benefit obligation   17,077          15,431         14,130
Expected return on plan assets                 (19,659)        (17,001)       (15,731)
Net amortization of unrecognized:
        Prior service costs/(gains)                607             746            946
        Transition amount                       (1,536)         (1,539)        (1,485)
        Plan net losses                            392              57            500
-------------------------------------------------------------------------------------
Net periodic pension cost                     $  7,423        $  6,832       $  7,014
-------------------------------------------------------------------------------------

        Assumed weighted-average rates used in developing the net periodic pension cost were:

                                     U.S. Plans            Non-U.S. Plans
                                --------------------    --------------------
                                1998    1997    1996    1998    1997    1996
----------------------------------------------------------------------------
Discount rate                   7.3%    7.8%    7.5%    6.1%    6.3%    7.2%
Rate of increase in
     compensation level         4.5%    4.5%    4.5%    3.8%    4.2%    4.8%
Expected long-term rate
     of return on plan assets   9.5%    9.0%    9.0%    7.7%    7.7%    8.6%
----------------------------------------------------------------------------

        The following is information regarding the Corporation's 1998 and 1997 pension benefit obligation:


In thousands                                        1998            1997
------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year         $233,150        $198,354
Service cost                                      10,542           9,138
Interest cost                                     17,077          15,431
Employee contributions                               699             449
Plan amendments                                     (465)         (1,040)
Actuarial (gains)/losses                          17,806          32,512
Foreign-exchange impact                              196            (757)
Acquisitions                                       5,590             997
Curtailments                                        (123)              -
Settlements                                       (1,643)              -
Benefits paid                                    (15,613)        (21,934)
------------------------------------------------------------------------
Benefit obligation at end of year                267,216         233,150
------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year   210,875         196,718
Actual return on plan assets                      19,143          24,188
Company contributions                              8,908          11,334
Employee contributions                               699             449
Foreign-exchange impact                              (72)           (638)
Acquisitions                                       7,381             758
Settlements                                       (1,643)              -
Benefits paid                                    (15,613)        (21,934)
------------------------------------------------------------------------
Fair value of plan assets at end of year         229,678         210,875
------------------------------------------------------------------------
Funded status:
Plan assets in excess of (less than) benefit
  obligation                                     (37,538)        (22,275)
Unrecognized:
        Net transition asset                      (3,287)         (4,809)
        Plan net (gains)/losses                   26,076          10,783
        Prior service costs/(gains)                2,276           3,428
------------------------------------------------------------------------
Prepaid/(accrued) benefit costs                 $(12,473)       $(12,873)
------------------------------------------------------------------------

        The present value of projected benefits for U.S. plans recorded at January 3, 1999, and December 28, 1997, was determined using discount rates of 7.0% and 7.25%, respectively, and an assumed rate of increase in compensation of 4.5%.

        The Corporation's recognized defined benefit pension cost for 1998 and 1997 included the following components:


In thousands                                1998                 1997
---------------------------------------------------------------------------
Prepaid benefit costs                    $  7,022               $  2,418
Accrued benefit liability                 (19,669)               (17,311)
Intangible asset                              174                  2,020
Net amount recognized                    $(12,473)              $(12,873)
---------------------------------------------------------------------------

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        THOMAS & BETTS CORPORATION AND SUBSIDIARIES


Other Postretirement Benefit Plans The Corporation sponsors defined contribution 401(k) savings plans for its U.S. employees for which the Corporation's contributions are based on a percentage of employee contributions. The cost of those plans for continuing operations was $6.1, $5.0 and $4.5 million in 1998, 1997 and 1996, respectively.

     The Corporation provides certain health-care and life insurance benefits to certain retired employees and certain active employees who meet age and length of service requirements. The Corporation is recognizing the estimated liability for those benefits over the estimated lives of the individuals covered, and is not funding that liability. The plan is closed to new entrants. Plan net gains and losses are amortized over a five-year period.

     The net periodic cost for postretirement health-care and life insurance benefits in 1998, 1997 and 1996 included the following components:


In thousands                             1998            1997          1996
------------------------------------------------------------------------------
Service cost - benefits earned
  during the period                      $ 22             $ 37         $ 89
Interest cost on projected benefit
  obligation                            1,970            1,888        2,430
Net amortization of unrecognized:
  Prior service costs (gains)               41               41           41
  Plan net (gains)/losses               (1,051)          (2,161)        (221)
  Transition amount                      1,009            1,009       $1,009
------------------------------------------------------------------------------
Net periodic pension cost              $ 1,991           $  814       $3,348
------------------------------------------------------------------------------

     The following is information regarding the Corporation's 1998 and 1997 postretirement benefit obligation:



In thousands                                      1998              1997
------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year          $26,333           $32,731
Service cost                                          22                37
Interest cost                                      1,970             1,888
Actuarial (gains)/losses                           3,143            (4,996)
Benefits paid                                     (3,126)           (3,327)
------------------------------------------------------------------------------
Benefit obligation at end of year                $28,342           $26,333
------------------------------------------------------------------------------


In thousands                                      1998              1997
------------------------------------------------------------------------------
Total postretirement benefit obligation           $28,342           $26,333
Unrecognized:
    Net transition liability                     (13,909)          (14,918)
    Plan net (gains)/losses                        3,283             7,478
    Prior service costs/(gains)                      (80)             (121)
------------------------------------------------------------------------------
Accrued benefits cost                            $17,636           $18,772
------------------------------------------------------------------------------

    The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% in 1998 and 7.25% in 1997. An increase in the cost of covered health-care benefits of 8.3% was assumed for 1999, and graded down annually to 5.0% for 2005 and future years. A 1.0% increase or 1.0% decrease in the health-care cost trend rate would increase or decrease the accumulated postretirement benefit obligation by $1.4 million and $1.3 million, respectively, at January 3, 1999, and increase or decrease the net periodic cost by $0.1 million for the year then ended.

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

    Future minimum payments under noncancellable operating leases consisted of the following at January 3, 1999:


                                                Future
                                                Minimum
In thousands                                    Payments
-----------------------------------------------------------
1999                                             $ 26,656
2000                                               20,773
2001                                               15,140
2002                                               12,450
2003                                                9,757
Thereafter                                         39,406
-----------------------------------------------------------
Total minimum operating lease payments           $124,182
-----------------------------------------------------------

    Rent expense for operating leases was $32.5, $35.4 and $34.7 million in 1998, 1997 and 1996, respectively.

11. OTHER FINANCIAL DATA

Other expense -- net consisted of the following:


In thousands                             1998            1997          1996
--------------------------------------------------------------------------------

Investment income                        $  5,379         $  7,246     $  8,716
Interest expense                          (51,135)         (52,041)     (49,254)
Loss on sale of receivables                (8,951)          (1,754)           -
Index put options                               -                -       (5,452)
Foreign-currency losses                      (707)          (3,759)      (2,065)
Foreign-exchange contract gains             2,395            2,071        1,077
Other                                      (2,768)          (1,026)      (1,008)
--------------------------------------------------------------------------------
  Other expense -- net                   $(55,787)        $(49,263)    $(47,986)
------------------------------------------------------------------------------

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        THOMAS & BETTS CORPORATION AND SUBSIDIARIES

    The Corporation expenses the cost of advertising as it is incurred. Total advertising expense was $22.4 million in 1998, $22.0 million in 1997 and $18.1 million in 1996.

    Accrued liabilities included salaries, fringe benefits and other compensation amounting to $36.7 and $50.0 million in 1998 and 1997, respectively.

    Inventories consisted of the following:


                                            JANUARY 3,        December 28,
In thousands                                   1999               1997
----------------------------------------------------------------------------
Finished goods                               $202,368          $157,136
Work in process                                95,436            67,726
Raw materials                                 171,837           177,739
----------------------------------------------------------------------------
Total inventories                            $469,641          $402,601
----------------------------------------------------------------------------

12. SEGMENT AND OTHER RELATED DISCLOSURES

The Corporation has three reportable segments: Electrical, Electronic Original Equipment Manufacturer (Electronic OEM) and Communications. The Electrical segment manufactures and sells a broad package of electrical connectors, components and accessories primarily fasteners, connectors, fittings, boxes and covers, metal framing, grounding materials and lighting products for use in industrial, commercial and utility electrical construction and maintenance applications. The Electronic OEM segment manufactures and markets electronic cable assemblies, connectors and various electronic components for use in high-speed automotive, computer and mobile-communications applications involving miniaturization, surface-mounts, electromagnetic interference and multiplexing. The Communications segment produces and sells a package of drop-line hardware, connectors, fasteners, fiber optics, grounding materials, cross-connect materials and various electronic components for use in cable television, telecommunications and data communications applications. Some business activities cannot be classified in the aforementioned segments and are shown under Other. Those businesses consist mainly of the manufacture and sale of steel structures for electrical transmission and distribution, power-generation and telecommunications applications and mechanical products, primarily heating units, for heating and ventilation applications. The Corporation's reportable segments are based on channels to market, and represent the primary mode used to assess allocation of resources and performance. Management evaluates each segments profit or loss performance based on earnings before interest, taxes, loss on sale of accounts receivable, restructure and special charges and certain other expenses. The significant accounting policies applied to the segments to determine earnings are essentially those described in the summary of significant accounting policies. The Corporation has no material inter-segment sales. General corporate assets not allocated to segments are principally cash, marketable securities, deferred income taxes and other corporate assets.


SEGMENT INFORMATION
In thousands                           1998          1997(a)          1996(a)
---------------------------------------------------------------------------------
Net Sales
Electrical                            $1,079,842     $  983,594       $   827,679
Electronic OEM                           640,105        756,421(b)        799,528(b)
Communications                           261,060        262,121           253,731
All other                                249,344        257,372           253,449
---------------------------------------------------------------------------------
    Total                             $2,230,351     $2,259,508       $ 2,134,387
---------------------------------------------------------------------------------
Segment Earnings
Electrical                            $  181,806     $  168,355       $   129,155
Electronic OEM                            66,071         70,006            70,332
Communications                            17,224         23,440            23,477
Related to all other sales                23,659         20,590            19,865
---------------------------------------------------------------------------------
        Total                         $  288,760     $  282,391       $   242,829
---------------------------------------------------------------------------------
Total Assets
Electrical                            $1,285,240     $  966,611       $ 1,032,659
Electronic OEM                           550,350        536,010           568,369
Communications                           249,485        223,448           196,601
Related to all other sales               240,222        220,593           159,399
---------------------------------------------------------------------------------
        Total                         $2,325,297     $1,946,662        $1,957,028
---------------------------------------------------------------------------------
Capital Expenditures
Electrical                            $   55,163     $   50,752        $   41,407
Electronic OEM                            39,486         36,288            44,507
Communications                            21,069         19,431            17,522
Related to all other sales                11,015         10,042             5,419
---------------------------------------------------------------------------------
        Total                         $  126,733     $  116,513        $  108,855
---------------------------------------------------------------------------------
Depreciation and Amortization
Electrical                            $   45,470     $   41,760        $   42,490
Electronic OEM                            34,790         29,858            29,270
Communications                            15,134         15,988            13,046
Related to all other sales                 9,898          8,261             7,434
---------------------------------------------------------------------------------
        Total                         $   95,292     $   95,867        $   92,240
---------------------------------------------------------------------------------

(a) Certain prior-year amounts have been reclassified to conform to the current-year presentation.
(b) Includes sales of businesses contributed to the Exemplar/Thomas & Betts joint venture at the end of 1997, amounting to $85.9 million and $86.6 million in 1997 and 1996, respectively. In 1998, results of operations from that investment were accounted for using the equity method.

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        THOMAS & BETTS CORPORATION AND SUBSIDIARIES

The following are reconciliations of the total of reportable segments to the consolidated company:


RECONCILIATION TO TOTAL COMPANY
In thousands                                  1998          1997(a)           1996(a)
-----------------------------------------------------------------------------------------
Net Sales
Total reportable segment net sales         $ 1,981,007      $2,002,136(b)   $1,880,938(b)
Other sales                                    249,344         257,372         253,449
-----------------------------------------------------------------------------------------
Total                                      $ 2,230,351      $2,259,508      $2,134,387
-----------------------------------------------------------------------------------------
Earnings Before Income Taxes
Total reportable segment earnings          $   265,101      $  261,801      $  222,964
Earnings on other sales                         23,659          20,590          19,865
Restructure and special charges               (108,487)              -         (97,068)
Interest expense                               (51,135)        (52,041)        (49,254)
Loss on sale of receivables                     (8,951)         (1,754)              -
Interest income                                  5,379           7,246           8,716
Other                                             (658)         (2,335)          1,172
-----------------------------------------------------------------------------------------
Total                                      $   124,908      $  233,507      $  106,395
-----------------------------------------------------------------------------------------
Total Assets
Total from reportable segments               2,085,075      $1,726,069      $1,797,629
Related to all other sales                     240,222         220,593         159,399
General corporate                              174,290         147,626         218,314
-----------------------------------------------------------------------------------------
Total                                      $ 2,499,587      $2,094,288      $2,175,342
-----------------------------------------------------------------------------------------
Capital Expenditures
Total from reportable segments                 115,718      $  106,471      $  103,436
Related to all other sales                      11,015          10,042           5,419
General corporate                                    -           2,413             253
-----------------------------------------------------------------------------------------
Total                                      $   126,733      $  118,926      $  109,108
-----------------------------------------------------------------------------------------
Depreciation and Amortization
Total from reportable segments             $    85,394      $   87,606      $   84,806
Related to all other sales                       9,898           8,261           7,434
General corporate                                   41             671             181
-----------------------------------------------------------------------------------------
Total                                      $    95,333      $   96,538      $   92,421
-----------------------------------------------------------------------------------------

(a) Certain prior-year amounts have been reclassified to conform to the current-year presentation.

(b) Includes sales of businesses contributed to the Exemplar/Thomas & Betts joint venture at the end of 1997.


13. FINANCIAL INFORMATION RELATING TO OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS

The Corporation conducts business in five principal areas: U.S., Europe, Canada, Asia Pacific and Latin America.


In thousands                                  1998           1997          1996
----------------------------------------------------------------------------------------
Net Sales
(by external customer locations)
U.S.                                       $1,590,259       $1,700,904(a)  $1,612,531(a)
Canada                                        202,436          161,401        124,377
Europe                                        306,459          253,882        242,774
Asia Pacific                                   80,361           95,764        101,054
Other countries                                37,346           40,203         49,670
Latin America                                  13,490            7,354          3,981
-----------------------------------------------------------------------------------------
Total                                      $2,230,351       $2,259,508     $2,134,387
-----------------------------------------------------------------------------------------
Long-lived Assets
U.S.                                       $1,063,864       $1,041,436     $  997,108
Canada                                        176,257           81,599         77,802
Europe                                        129,659           58,918         53,132
Asia Pacific                                   39,042           35,110         42,937
Latin America                                  32,363           30,753          6,500
-----------------------------------------------------------------------------------------
Total                                      $1,441,185       $1,247,816     $1,177,479
-----------------------------------------------------------------------------------------

(a) Includes sales of businesses contributed to the Exemplar/Thomas & Betts joint venture at the end of 1997.


14. SUBSEQUENT EVENTS

In January 1999, the Company entered into an agreement to acquire the outstanding common stock of AFC Cable Systems, Inc. (AFC) in a stock-for-stock merger valued at approximately $490 million. AFC is a Rhode Island-based manufacturer of electrical and communications products and systems for commercial and industrial buildings. The transaction, which is subject to the approval of the shareholders of both companies, is expected to be completed in the first half of 1999, and to be accounted for as a pooling of interests.

     In February 1999, the Corporation completed the sale of $150.0 million of 10-year 6.39% medium-term notes. The net proceeds from that sale were added to the general funds of the Corporation and used for general corporate purposes.

                       COMPANY REPORT ON FINANCIAL STATEMENTS
                     THOMAS & BETTS CORPORATION AND SUBSIDIARIES

TO THE SHAREHOLDERS OF
THOMAS & BETTS CORPORATION:

The accompanying financial statements, as well as all financial data in this annual report, have been prepared by the Corporation in accordance with generally accepted accounting principles consistently applied. As such, they include certain amounts that are based on the Corporation's estimates and judgments. The Corporation has systems of internal control that are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets, and that assets are safeguarded against loss from unauthorized use or disposition. Those systems are augmented by the positive attitude of management in maintaining a sound control environment, communication of established written policies and procedures, the maintenance of a qualified internal auditing group, the selection and training of qualified personnel and an organizational structure that provides appropriate delegation of authority, segregation of duties and regular review of financial performance by management. In addition to the systems of internal control, additional safeguards are provided by the independent auditors and the Audit Committee of the Board of Directors. The independent auditors, whose report is set forth below, perform an objective, independent audit of the Corporation's financial statements taken as a whole. The Audit Committee, composed entirely of outside directors, meets periodically with the independent auditors, director of internal audit and members of management to review matters relating to the quality of financial reporting and internal accounting control and to the nature, extent and results of audit efforts.


                           INDEPENDENT AUDITORS' REPORT
                  THOMAS & BETTS CORPORATION AND SUBSIDIARIES

To the Shareholders and Board of Directors of Thomas & Betts Corporation:

We have audited the accompanying consolidated balance sheets of Thomas & Betts Corporation and subsidiaries as of January 3, 1999, and December 28, 1997, and the related consolidated statements of earnings, cash flows, and shareholders equity for each of the years in the three-year period ended January 3, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation and subsidiaries at January 3, 1999, and December 28, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended January 3, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Memphis, Tennessee
February 5, 1999

                                  QUARTERLY REVIEW
                       THOMAS & BETTS CORPORATION AND SUBSIDIARIES


In thousands (except per share data)            1998(a)           1997(b)           1996(b)(c)
----------------------------------------------------------------------------------------------
First Quarter
Net sales                                      $   544,656        $ 549,287         $  516,682
Gross profit                                       163,342          161,932            147,725
Net earnings                                        37,303           31,696             28,870
Earnings per common share
     Basic                                             .66              .57                .53
     Diluted                                           .65              .57                .53
Cash dividends declared per share                      .28              .28                .28
Market price range                             $ 64-44 5/8   $47 1/2-42 1/2   $39 1/2-35 15/16
-----------------------------------------------------------------------------------------------
Second Quarter
Net sales                                      $   553,318        $ 581,153         $   539,135
Gross profit                                       170,636          177,020             157,321
Net earnings                                        41,543           40,199              34,556
Earnings per common share
     Basic                                             .73              .72                 .63
     Diluted                                           .73              .71                 .63
Cash dividends declared per share                      .28              .28                 .28
Market price range                          $61 3/4-45 7/8       $55 3/8-41         $ 40 1/4-37
-----------------------------------------------------------------------------------------------
Third Quarter
Net sales                                       $  539,945     $    553,956         $   529,972
Gross profit                                       132,343          169,113             155,995
Net earnings (loss)                                (37,468)          42,232              36,793
Earnings (loss) per common share
     Basic                                            (.66)             .75                 .67
     Diluted                                          (.66)             .74                 .67
Cash dividends declared per share                      .28              .28                 .28
Market price range                      $49 15/16-33 11/16  $58 11/16-5 19/16    $39 1/2-34 3/4
-----------------------------------------------------------------------------------------------
Fourth Quarter
Net sales                                         $592,432      $   575,112          $  548,598
Gross profit                                       182,815          184,158             148,225
Net earnings (loss)                                 46,124           48,151             (26,764)
Earnings (loss) per common share
     Basic                                             .81              .85               (.49)
     Diluted                                           .81              .85               (.49)
Cash dividends declared per share                      .28              .28                .28
Market price range                         $459/16 - 367/8 $55 13/16-43 15/16      $45 7/8-37 7/8
------------------

Restated to include the results of Augat Inc., acquired December 11, 1996, and Telecommunication Devices, Inc., acquired July 2, 1998, and accounted for as poolings of interests, except for cash dividends per share, which reflect the Corporation's historical per share amount.

Basic per share amounts are based on average shares outstanding in each quarter. Diluted per share amounts also reflect potential dilution from stock options.

(a) 1998 includes special charges of $108.5 million pretax ($1.36 basic and $1.35 diluted per share).

(b) Includes sales of businesses contributed to the Exemplar/Thomas & Betts joint venture at the end of 1997, amounting to $85.9 million and $86.6 million in 1997 and 1996, respectively. In 1998, such investment was accounted for using the equity method.

(c) 1996 includes special charges of $97.1 million pretax ($1.23 basic and $1.22 diluted per share).

ANNUAL MEETING

The annual meeting of shareholders will be held on Wednesday, May 5, 1999, at 10:00 a.m. at the Winegardner Auditorium, The Dixon Gallery and Gardens, 4339 Park Avenue, Memphis Tennessee.

ANNUAL REPORT ON FORM 10-K

A copy of the Corporation's Annual Report on Form 10-K (excluding exhibits), filed with the Securities and Exchange Commission, is available free of
charge by writing to Renee W. Johansen,              Director, Investor
Relations, at Corporate Headquarters. The Form 10-K, and other documents filed electronically with the SEC, may be accessed via the Internet at www.sec.gov

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
First Chicago Trust Company, a division of Equiserve
P.O. Box 2534, Suite 4692
Jersey City, New Jersey 07303-2534
Fax (201) 222-4679
Telephone Response Center (800) 446-2617
(24 hours a day, 7 days a week)
Fax (201) 222-4892. TDD Service (201) 222-4955
Correspondence concerning change of address, dividends, lost stock certificates and stock transfer requirements should be directed to the address above. Inquiries regarding the Dividend Reinvestment Plan should be directed to Corporate Headquarters at the address shown here.

DIVIDEND REINVESTMENT PLAN
First Chicago Trust Company, a division of Equiserve
Dividend Reinvestment Plan
P.O. Box 2598
Jersey City, New Jersey 07303-2598
Internet address: www.fctc.com

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

SAFE HARBOR NOTICE
Forward-looking statements made throughout this annual report are subject to many uncertainties in the Corporation's operations and business environment. Such uncertainties, which are discussed in the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission, may cause actual results of the Corporation to be materially different from any future results expressed or implied by such forward-looking statements.