Form 10-K/A, Exhibit 13
period 1999-01-03
THOMAS & BETTS CORP
filed 1999-06-07
CIK 97854

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

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                     THOMAS & BETTS CORPORATION AND SUBSIDIARIES

RESULTS OF OPERATIONS


Thomas & Betts Corporation (Thomas & Betts or the Corporation) recorded net sales in 1998 of $2,230.4 million. That compares with $2,259.5 million in 1997 and $2,134.4 million in 1996. Results for all three years were restated for the 1998 acquisition of Telecommunication Devices, Inc. accounted for as a pooling of interests. Four factors affect significantly the comparability of 1998 net sales with those of 1997 and 1996. First, net sales for 1998 do not include sales from businesses contributed at year-end 1997 to the Exemplar/Thomas & Betts (ET&B) joint venture. Second, in 1998, the Corporation did not have sales realized in 1996 and 1997 for a particular automotive wiring harness program due to a previously announced and anticipated discontinuation in the fall of 1997 of that auto platform by the manufacturer. Third, in both 1998 and 1997, negative foreign currency translations effectively reduced reported sales by 1.0% from the prior year. Offsetting those three factors, the Corporation completed eight acquisitions during 1998 that increased sales by 2.5% year over year. Sales in 1998 would have been 1.5% above sales in 1997 in the absence of those comparability issues.


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


        Net sales of $2,259.5 million for 1997 increased 5.9%, or $125.1 million from 1996. Sales growth from expanding the Corporation's existing businesses, coupled with acquisitions, accounted for the majority of the growth. For 1997, existing business volume grew 3.1%, with acquisitions (and their sales growth subsequent to acquisition) adding another 4.1% to sales. That growth was offset by unfavorable currency translation of 1.3%. The acquisition of Augat Inc. in December 1996, the largest acquisition in the Corporation's history, was accounted for as a pooling of interests and resulted in Augat's financial results being combined with those of the Corporation for all periods presented herein.


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


        The cost-reduction program is comprised primarily of: (1) projects to realign and relocate certain product-line manufacturing processes to enhance cost efficiencies and (2) the streamlining of administrative functions. Efforts include plant closings and relocations of manufacturing lines among plants, and involve approximately 35 locations in the U.S. and internationally. Significant plant closings or reductions in operations will occur at the Corporation's manufacturing facilities in Hackettstown, NJ; Tulsa, OK; Vidalia, GA; Bainbridge, GA; Garwood, NJ; and Lugano, Switzerland. In addition, manufacture of the computer backplane cable product line in Singapore will be discontinued. These specific plant closings or reductions and product line discontinuations represent over one-half of the 1998 restructuring provision. Thomas & Betts expects that cost-reduction actions will ultimately result in a net reduction of 400 jobs. The projects comprising the entire restructuring program will be staged generally over periods that began in the third and fourth quarters of 1998, and are expected to be substantially completed by the end of 1999.


        The special charges also entailed inventory write-downs totaling
$21.6 million, which primarily related to raw material and work-in-process inventories at 30 plants affected by cost-reduction initiatives. These plants are located in the U.S., U.K., Switzerland, Singapore and Japan.
Manufacturing operations at these locations are being relocated to Mexico, Hungary and Malaysia. Because of the significant cost of freight and handling for relocation of material and because of the limitation of storage capacity at the plants to which production is being transferred, slower-moving inventory will not be moved. In addition, certain raw materials and work-in-process inventories will be obsoleted by changes in manufacturing processes at the new locations. Further, the economic crisis in Southeast Asia in late 1997 and 1998 caused a slowdown in demand in the Electronic OEM segment, which operates in an environment characterized by rapidly changing technology. These factors affected the viability of certain product offerings within several product lines in 1998. The economic slowdown also caused second-tier customers who normally purchase this older-technology inventory to significantly reduce their purchases. The inventory affected had virtually no scrap value and was fully written down. For the product line discontinuance discussed above, reserves were established to mark inventory down to net realizable value.


        The costs related to idled facilities included in the special charges primarily relate to the Corporation's leased corporate headquarters which was vacated in 1994. That facility in Bridgewater, New Jersey, was subject to a 15-year lease commitment which began in 1992. The amount originally reserved in 1994, which was not part of a restructuring initiated in 1994, amounted to approximately $4 million and was expected to provide for lease costs to be incurred until the facility could be fully sub-leased. The Corporation was subsequently able to sub-lease a portion, but not all, of the facility. An additional provision was made in 1996 based on the then-current rental outlook. Recent activities revealed that newly completed office space in the Bridgewater, New Jersey, area had adversely impacted the marketability of the facility; accordingly, an additional provision of $8.8 million was made in the 1998 special charges to reflect reduced expectations with regard to sub-lease income through the primary lease's expiration in 2007. The remaining $6.3 million of idled facility charges related to the write-off of leasehold improvements at another vacated office facility ($1.7 million), adjustments to the estimated net realizable value of 10 owned facilities ($3.0 million), and the related carrying costs expected to be incurred until all of these facilities are disposed of ($1.6 million). Disposals are currently expected to be accomplished over the next two years.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                 THOMAS & BETTS CORPORATION AND SUBSIDIARIES


        In 1998, Thomas & Betts incurred $6.2 million of project expenses related to the cost-reduction program, which were not accruable as part of the 1998 special charges, as it began implementing those cost-reduction plans. Those project expenses included primarily equipment and personnel relocation costs. The Corporation expects that project expenses over the life of the program, which will be substantially complete by the end of 1999, will total $33.8 million. In addition to project expenses, the Corporation anticipates related capital spending of $29.1 million over the life of the cost-reduction program, $5.4 million of which was expended in 1998.


        Expected savings are net of (1) the associated operating cost increases expected to be incurred at the destination facilities and (2) in 1998 and 1999, the project expenses described above. On-going net savings upon full implementation of the program are expected in the form of reduced salaries and benefits ($21 million), manufacturing labor and benefits ($54 million) and depreciation expense ($1 million) offset by higher freight and other overhead costs ($9 million). Actions implemented in 1998 saved Thomas & Betts $1.0 million in the year, net of project expenses of $6.2 million. The Corporation anticipates a net pretax benefit from the cost-reduction program in 1999 of $26.0 million. The cost reduction run-rate is expected to reach $50 million by the end of 1999, and that figure is expected to grow to $67.0 million in 2000.



        Future revenues are not expected to be significantly affected, since the cost-reduction programs are primarily intended to relocate rather than discontinue operations. The Corporation expects the cumulative cash outflows of the cost-reduction plans, less cash savings captured by the plans, to reach approximately $21 million by the end of the second quarter of 1999. After that time, the cost-reduction plans are expected to generate positive cash flow.






        In 1996, the Corporation recorded $97.1 million in special charges, related primarily to the acquisition and assimilation of Augat. (See Note 4 to the financial statements.) Included in those charges were merger expenses, resulting from legal and financial-advisory fees and change-of-control payments, and provisions for restructured operations related to the integration of Augat and initiatives to optimize operations and to improve future profitability. The charges were recorded in the statement of earnings as follows: net sales, $2.4 million; cost of sales, $13.8 million; marketing, general and administrative, $19.7 million; merger expense, $30.6 million; provision for restructured operations, $24.5 million; and other expense, $6.1 million.



CONSOLIDATED GROSS MARGIN WAS 29.1% IN 1998 COMPARED TO 29.3% IN 1997 AND 28.5% IN 1996. Excluding the special charges of $30.3 million in 1998 and $16.2 million in 1996, gross margin was 30.5% in 1998 compared with 30.6% and 29.3% in 1997 and 1996. The 1998 gross margin reflected lower commodity costs and savings from previous restructuring and cost-reduction efforts.



        Marketing, general and administrative (MG&A) expense represented 16.4% of sales in 1998 (15.7% before special charges of $16.1 million). That compares with 15.6% and 16.2% of sales in 1997 and 1996, respectively (15.1% in 1996 if special charges of $22.1 million are excluded). In addition to the special charge, 1998 MG&A expense as a percent of sales was up slightly due to somewhat higher shipping and warehousing expense in 1998.


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


        EARNINGS FROM OPERATIONS IN 1998 WERE $87.5 MILLION, DOWN 46% FROM THE PRIOR YEAR DUE PRIMARILY TO A SPECIAL CHARGE OF $108.5 MILLION. Excluding the special charge, operating earnings of $263.0 million were 2.2% lower than 1997's $268.9 million. Some businesses that were consolidated in 1996 and 1997 were contributed to the ET&B joint venture at year-end 1997, and earnings associated with those businesses were classified as earnings from unconsolidated companies in 1998.


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


        THOMAS AND BETTS HAD NET EARNINGS OF $87.5 MILLION, OR $1.54 PER SHARE ON A DILUTED BASIS, IN 1998, COMPARED TO $162.3 MILLION, OR $2.87 PER SHARE IN 1997 AND $73.5 MILLION, OR $1.34 PER SHARE ON A DILUTED BASIS, IN 1996. In the absence of special charges, Thomas & Betts had record net earnings of $164.5 million, or $2.89 per share on a diluted basis, versus its 1997 performance of $162.3 million, or $2.87 per share, and 1996's earnings of $139.1 million, or $2.53 per share, before the effect of 1996's special charges.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                THOMAS & BETTS CORPORATION AND SUBSIDIARIES

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


        Total debt increased $342.9 million in 1998 from 1997's level, reflecting debt issued and assumed for the November acquisition of Kaufel and for other acquisitions, and to fund increases in working capital. Debt declined $168.5 million in 1997 from 1996's level, reflecting the application of cash generated from operations and proceeds from the sale of accounts receivable. Thomas & Betts maintains a commercial paper program, which is backed by $500.0 million of revolving credit agreements. At year-end 1998, $135.0 million of commercial paper was outstanding. Management believes that its external financial resources and internally generated funds are sufficient to meet the Corporation's capital needs over the next year, excluding acquisitions or the need to fund additional restructuring activity. Longer-term however, the Corporation expects to continue to finance future acquisitions through the issuance of private or public debt, common stock, other equity instruments, internally generated funds or a combination of those sources.


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

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
              THOMAS & BETTS CORPORATION AND SUBSIDIARIES


        Thomas & Betts will occasionally enter into interest-rate swaps to reduce the impact of changes in interest rates on portions of its floating-rate debt. During 1998, there were no interest-rate swaps outstanding. As of January 3, 1999, the fair value of the Corporation's long-term debt, estimated using quoted market prices or discounted future cash flows based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements, was $832.6 million. That fair value exceeded the carrying value of debt at January 3, 1999, by $19.0 million. Market risk, when determined by modeling the change in the net present value of cash flows arising from using a hypothetical 10% adverse change in the Corporation's weighted average end-of-year interest rate of 6.5%, resulted in a $17.4 million increase in the fair value of the Corporation's debt at January 3, 1999.


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


        As of January 3, 1999, the net unrealized loss on all commodity contracts held was $3.2 million. A hypothetical 10% decrease in all commodity market prices would result in an additional unrealized loss of $2.5 million. The Corporation would normally record commodity contract losses only at the time Thomas & Betts actually purchased the commodity, and the loss would be reported as part of cost of sales. The Corporation's policy permits hedging up to 100% of the anticipated commodity purchases for the following six months, but limits hedging to no more than 80% of anticipated commodity purchases for the period from six to 24 months subsequent to the measurement date. The term of hedging contacts is generally not more than 18 months. The Corporation therefore remains exposed to commodity price changes on a portion of its material requirements.


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

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES



In thousands                                                         1998          1997          1996
-------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings                                                      $  87,501     $ 162,278     $  73,455
Adjustments:
  Depreciation and amortization                                      95,333        96,538        92,421
  Provision for restructured operations                              62,096             -        24,501
  Accrued merger and other special charges                           46,393             -        51,145
  Undistributed earnings from unconsolidated companies              (13,204)      (11,278)       (4,217)
  Deferred income taxes                                             (26,139)       19,771       (26,728)
  Changes in operating assets and liabilities, net:
    Receivables                                                     (60,145)       77,817       (65,781)
    Inventories                                                     (50,477)      (25,687)      (29,844)
    Accounts payable                                                (11,677)       23,260        26,151
    Accrued liabilities                                             (38,487)      (60,198)      (30,556)
    Income taxes payable                                              6,694         9,144        20,278
    Other                                                            (9,459)           77         4,559
-------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            88,429       291,722       135,384
-------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Purchases of and investments in businesses                         (169,349)      (19,326)     (256,390)
Purchases of property, plant and equipment                         (126,733)     (118,926)     (109,108)
Proceeds from sale of property, plant and equipment                   5,337         6,098        37,535
Marketable securities acquired                                      (38,781)      (81,365)      (26,636)
Proceeds from matured marketable securities                          48,816        64,807        51,387
Other                                                                     -        (1,000)            -
-------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (280,710)     (149,712)     (303,212)
-------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Increase (decrease) in borrowings with original maturities
 less than 90 days                                                   22,602           432       (16,637)
Proceeds from long-term debt and other borrowings                   256,560       170,730       386,437
Repayment of long-term debt and other borrowings                    (11,148)     (354,394)      (95,137)
Stock options exercised                                              10,553        25,945        12,812
Cash dividends paid                                                 (65,788)      (62,648)      (62,005)
-------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 212,779      (219,935)      225,470
Effect of exchange-rate changes on cash                              (1,695)       (4,030)       (6,805)
-------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                 18,803       (81,955)       50,837
Cash and cash equivalents - beginning of year                        45,225       127,180        76,343
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of year                           $  64,028     $  45,225     $ 127,180
-------------------------------------------------------------------------------------------------------

Cash payments for interest                                        $  46,600     $  55,088     $  38,078
Cash payments for income taxes                                    $  46,050     $  42,552     $  31,408


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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Corporation uses the equity method of accounting for its investments in 20-to-50-percent-owned companies. Under generally accepted accounting principles (GAAP), there is a presumption that the equity method should be used to account for those investments. If the Corporation were to determine that it no longer had the ability to exercise significant influence over the operating and financial policies of those companies, GAAP would require the Corporation to use the cost method rather than the equity method to account for those investments. The Corporation regularly monitors its relationships with those companies.

USE OF ESTIMATES: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR: The Corporation's fiscal year ends on the Sunday closest to the end of the calendar year. Results for 1998 are for the 53 weeks ended January 3, 1999, and results for 1997 and 1996 are for the 52 weeks ended December 28, 1997, and December 29, 1996, respectively. In 1996, the Corporation's Augat subsidiary changed the fiscal year of its European and Far Eastern subsidiaries from November 30 to the Corporation's fiscal year end, thus eliminating a one-month reporting lag. That change resulted in a charge against retained earnings of $1.5 million in 1996.


REVENUE RECOGNITION: The Corporation records revenue at the time of shipment of products to customers. Sales discounts, quantity rebates, allowances and warranty costs are estimated based on experience and recorded in the period the sale is recorded. Certain customers have a right to return goods under certain circumstances and those returns, which are reasonably estimable, are accrued for at the time of shipment.



FOREIGN CURRENCY TRANSLATION: Assets and liabilities of subsidiaries whose functional currency is other than the U.S. dollar are translated at exchange rates in effect at the end of the year, and their income and expense items are translated at average monthly exchange rates. Exchange gains or losses resulting from foreign currency translations, except those in highly inflationary economies, are accumulated as part of a separate component of shareholders' equity titled "Accumulated Other Comprehensive Income". The net change in this amount due to foreign currency translation is identified as a "cumulated translation adjustment" in determining comprehensive income. Also included in the cumulated translation adjustment are the effects of exchange rate changes on intercompany transactions of a long-term investment nature and those transactions designated as hedges of net foreign investments.


FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK: When deemed appropriate, the Corporation enters into forward-foreign- exchange contracts to hedge foreign-currency-transaction exposures for periods consistent with those committed exposures. Those financial instruments are with major financial institutions and expose the Corporation to market and credit risks and may at times be concentrated with certain counterparties. The creditworthiness of counterparties is subject to continuing review and full performance by those counterparties is anticipated. Foreign-exchange contracts generally have maturities which do not exceed one year. The Corporation maintains a high correlation between the transactions and the hedges to minimize currency risk. In most cases, both the exposed transactions and the hedging contracts are marked to market monthly with gains and losses included in earnings as other income or expense. Gains and losses on certain contracts that hedge specific foreign-currency-denominated commitments are deferred and recognized in the period in which the transaction is completed. Unrealized gains are reported as prepaid expenses and unrealized losses are reported as accrued liabilities.

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  THOMAS & BETTS CORPORATION AND SUBSIDIARIES

SHAREHOLDERS' EQUITY: In May 1998, the Corporation's number of authorized shares of common stock was increased from 80,000,000 to 250,000,000; authorized preferred stock shares were increased from 500,000 to 1,000,000; and both common stock and preferred stock par value were changed from no par value to $0.10 par value. The accumulated other comprehensive income component of shareholders' equity is primarily cumulative translation adjustment.

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
----------------------------------------------------------------------------

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued, on an undiscounted basis, when it is probable that those costs will be incurred and can be reasonably estimated based on evaluations of currently available facts related to each site.


Under the requirements of Superfund and certain other laws, the Corporation is potentially liable for the cost of clean-up at various contaminated sites identified by the United States Environmental Protection Agency and other agencies. The Corporation has been notified that it is named a potentially responsible party ("PRP") at various sites for study and clean-up costs. In some cases there are several named PRPs and in others there are hundreds. The Corporation generally participates in the investigation or clean-up of potentially contaminated sites through cost-sharing agreements with terms which vary from site to site. Costs are typically allocated based upon the volume and nature of the materials sent to the site. However, under Superfund and certain other laws, as a PRP, the Corporation can be held jointly and severally liable for all environmental costs associated with the site.



      When the Corporation becomes aware of a potential liability at a particular site, it conducts studies to estimate the amount of the liability. If determinable, the Corporation accrues what it considers to be the most accurate estimate of its liability at that site, taking into account the other participants involved in the site and their ability to pay. The Corporation has acquired facilities subject to environmental liability where, in one case, the seller has committed to indemnify the Corporation for those liabilities, and, in another, subject to an asset purchase agreement, the seller assumed responsibility for paying its proportionate share of the environmental clean-up costs.



      The Corporation has and is in the process of further evaluating properties acquired with the acquisitions of Amerace Corporation, Augat Inc., Diamond Communications, Inc., the Kaufel Group, Ltd. and Ocal, Inc. and may have liability associated with contamination at those properties. As of January 3, 1999 the Corporation estimated its future environmental costs as $29 million and a provision for that liability is included in the accompanying balance sheet. The Corporation is not able to predict with certainty the extent of its ultimate liability with respect to any pending or future environmental matters. However, the Corporation does not believe that any liability with respect to the aforementioned environmental matters will be material to its financial position or results of operation.


CASH FLOW INFORMATION: Cash equivalents consist of investments with maturities at date of purchase of less than 90 days that have a low risk of change in value due to interest-rate changes. Foreign-currency cash flows have been converted to U.S. dollars at appropriately weighted-average exchange rates or the exchange rates in effect at the time of the cash flows, where determinable.

3. MERGERS, ACQUISITIONS AND DIVESTITURES

1998 - KAUFEL GROUP LTD.: On November 5, 1998, the Corporation purchased Kaufel Group Ltd., an international company headquartered in Montreal, Canada, specializing in the design, manufacture and distribution of emergency and other lighting products and systems for the industrial and commercial markets. The Corporation acquired all of the outstanding Class A shares and Class B Subordinate Voting shares of Kaufel for a cash price of approximately $100 million, and assumed approximately $60 million of outstanding debt. The acquisition was accounted for using the purchase method, with the aggregate purchase price allocated to the acquired assets based on their respective fair values and the excess of approximately $28 million allocated to goodwill. The purchase price has been allocated to the assets and liabilities based on estimated fair values at the acquisition date. Adjustments, which the Corporation does not expect to be material, may be made to such balances upon the final determination of fair values. The goodwill is being amortized on a straight-line basis over 40 years. For the 12 months ended August 31, 1998 (its latest fiscal year), Kaufel had sales of approximately $170 million. The Kaufel acquisition added $30.2 million to the Corporation's sales in 1998.

1998 - OTHER ACQUISITIONS: During 1998, the Corporation completed eight acquisitions in addition to Kaufel, for a total consideration of $107.0 million, consisting of $68.2 million of cash and $38.8 million of debt assumed, and 1,461,000 of shares of the Corporation's common stock. Seven of those acquisitions were accounted for using the purchase method of accounting, with the aggregate purchase price allocated to the acquired assets based on their respective fair values and the excess of approximately $36.5 million allocated to goodwill. The goodwill is being amortized on a straight-line basis over 40 years. Those seven acquisitions added $28.6 million to sales in 1998.

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

4. RESTRUCTURING AND SPECIAL CHARGES

During the third quarter of 1998, the Corporation recorded pretax restructuring and special charges of $108.5 million primarily related to a program to reduce costs through manufacturing relocations. Those cost-reduction plans involved consolidating several facilities and product-line operations, terminating employees at affected locations, downsizing administrative functions and writing down idle facilities. The charges were comprised of a $62.1 million provision for restructuring operations and $46.4 million of other special charges, of which $30.3 million was charged to cost of sales and $16.1 million to marketing, general and administrative expense. The components of those charges were (in millions):



                                                                Charges to
                                                Original         Reserves       Remaining
                                                Provision       During 1998      Balance
-----------------------------------------------------------------------------------------
Severance and employee-related costs             $ 26.6            $ 5.1          $21.5
Property, plant and equipment write-offs           25.7              7.0           18.7
Other facility exit costs                           9.8              2.3            7.5
-----------------------------------------------------------------------------------------
        Provision for Restructured Operations      62.1             14.4           47.7
-----------------------------------------------------------------------------------------
Inventory write-offs related
        to restructuring                           25.6(1)          14.4           11.2
Costs related to previously idled facilities
                            Write-downs             4.7(1)             -            4.7
                            Carrying Costs         10.4(2)           2.2            8.2
Other:                                              5.7(2)             -            5.7
-----------------------------------------------------------------------------------------
        Special Charges                            46.4             16.6           29.8
-----------------------------------------------------------------------------------------
        Total                                    $108.5            $31.0          $77.5
-----------------------------------------------------------------------------------------



Charged to (1) cost of sales, and (2) marketing, general and administrative expense.



        Severance and other employee-related costs involve actions that will result in a net reduction of approximately 400 jobs, including administrative positions at plants and corporate headquarters. As of year end, the Corporation had realized a net reduction of approximately 125 jobs. The property, plant and equipment write-offs reduced to fair value the carrying amount of fixed assets that were not to be relocated in conjunction with their associated manufacturing process. Assets written down as part of the cost-reduction program remain classified as property, plant and equipment until idled; the adjusted carrying value of the assets still in use was approximately $33 million. The effect of suspending depreciation on facilities idled in 1998 was $0.1 million of depreciation expense reduction.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THOMAS & BETTS CORPORATION AND SUBSIDIARIES

        Inventory write-offs primarily relate to items that became obsolete due to modifications of manufacturing processes for product lines being relocated; items not cost-effective to relocate; and, to a lesser degree, inventory associated with discontinued products.

        Charges related to previously idled and written-down facilities were based on management's current estimates of costs necessary to ultimately dispose of, and satisfy obligations related to, such facilities. The majority of those are lease-related costs, which will generally be incurred ratably over an eight-year period.


        Those previously idled facilities, which had carrying values of $10.2 million at the end of 1997 and $7.1 million at the end of 1998, are expected to be sold, although in a few cases they may be donated or leased to third parties. The Corporation expects to dispose of approximately half of those properties during 1999 and most all of the remainder during 2000.


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



        The following table summarizes the original 1996 restructuring provision and subsequent activity (in millions):



--------------------------------------------------------------------------------------------------------
                                          Original     1997         1997         1998         1998
                                         Provision    Charges   Ending Balance  Charges  Ending Balance
--------------------------------------------------------------------------------------------------------
Severance and employee-related costs       $15.7       $14.6        $1.1         $1.1            -

Plant, property & equipment write-offs       6.6         0.7         5.9          5.9            -

Other facility exit costs                    2.2         0.1         2.1          0.9          1.2
--------------------------------------------------------------------------------------------------------
                                           $24.5       $15.4        $9.1         $7.9         $1.2
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------



Amounts remaining at the end of 1998 noted in the table above are expected to be used primarily for idle facility carrying costs. Those reserves are believed to be adequate to cover the estimated remaining costs associated with that restructure. The Corporation evaluates the adequacy of those reserves on a regular basis.


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
----------------------------------------------------------------------------

The Corporation conducts portions of its business through investments in companies accounted for using the equity method. These companies are primarily engaged in the design, manufacture and selling of components used in assembling, maintaining or repairing electrical and electronic systems. Summarized financial information for the Corporation's equity investees on a combined basis was:


In thousands                               1998           1997            1996
--------------------------------------------------------------------------------
Net sales                              $ 1,230,392    $1,053,715     $   813,932
Gross margin                               361,730       297,345         220,518
Net income                                  60,004        42,005          19,857

Current assets                             512,907       434,892
Non-current assets                         161,249       123,496
Current liabilities                        133,594       118,579
Non-current liabilities                    165,791       164,320
--------------------------------------------------------------------------------

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

KPMG LLP

Memphis, Tennessee
February 5, 1999

                                  QUARTERLY REVIEW
                       THOMAS & BETTS CORPORATION AND SUBSIDIARIES


In thousands (except per share data)            1998(a)           1997(b)           1996(b)(c)
----------------------------------------------------------------------------------------------
First Quarter
Net sales                                      $   544,656        $ 549,287         $  516,682
Gross profit                                       163,342          161,932            147,725
Net earnings                                        37,303           31,696             28,870
Earnings per common share
     Basic                                             .66              .57                .53
     Diluted                                           .65              .57                .53
Cash dividends declared per share                      .28              .28                .28
Market price range                             $ 64-44 5/8   $47 1/2-42 1/2   $39 1/2-35 15/16
-----------------------------------------------------------------------------------------------
Second Quarter
Net sales                                      $   553,318        $ 581,153         $   539,135
Gross profit                                       170,636          177,020             157,321
Net earnings                                        41,543           40,199              34,556
Earnings per common share
     Basic                                             .73              .72                 .63
     Diluted                                           .73              .71                 .63
Cash dividends declared per share                      .28              .28                 .28
Market price range                          $61 3/4-45 7/8       $55 3/8-41         $ 40 1/4-37
-----------------------------------------------------------------------------------------------
Third Quarter
Net sales                                       $  539,945     $    553,956         $   529,972
Gross profit                                       132,343          169,113             155,995
Net earnings (loss)                                (37,468)          42,232              36,793
Earnings (loss) per common share
     Basic                                            (.66)             .75                 .67
     Diluted                                          (.66)             .74                 .67
Cash dividends declared per share                      .28              .28                 .28
Market price range                      $49 15/16-33 11/16  $58 11/16-51 9/16    $39 1/2-34 3/4
-----------------------------------------------------------------------------------------------
Fourth Quarter
Net sales                                         $592,432      $   575,112          $  548,598
Gross profit                                       182,815          184,158             148,225
Net earnings (loss)                                 46,124           48,151             (26,764)
Earnings (loss) per common share
     Basic                                             .81              .85               (.49)
     Diluted                                           .81              .85               (.49)
Cash dividends declared per share                      .28              .28                .28
Market price range                         $45 9/16-36 7/8 $55 13/16-43 15/16      $45 7/8-37 7/8
------------------

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

                                    OFFICERS

                          ---------------------------
                           THOMAS & BETTS CORPORATION


CLYDE R. MOORE
President and
Chief Executive Officer

T. ROY BURTON
President -
Electronics/OEM Group

GREGORY M. LANGSTON
Group President - International

W. NEIL PARKER
President -
Electrical Components Group

GARY R. STEVENSON
President - Operations/
Administration Group

JOHN R. JANULIS
Vice President - Controller

FRED R. JONES
Vice President -
Chief Financial Officer

JERRY KRONENBERG
Vice President - General Counsel
and Corporate Secretary

DAVID D. MYLER
Vice President - Administration

THOMAS C. OVIATT
Treasurer

                                   DIRECTORS

-------------------------------------------------------------------------------

T. KEVIN DUNNIGAN
Chairman of the Board
of the Corporation
DIRECTOR SINCE 1975(2)(3)

ERNEST H. DREW
Former Chief Executive Officer,
Industries and Technology Group
Westinghouse Electric Corporation
(power generation and process control systems)
DIRECTOR SINCE 1989(2)(3)

JEANANNE K. HAUSWALD
Managing Partner,
Solo Management Group, L.L.C.
(corporate finance and investment management consulting)
DIRECTOR SINCE 1993(1)

THOMAS W. JONES
Co-Chairman and
Chief Executive Officer,
SSB Citi Asset Management Group of Travelers Group, Inc.
(financial services)
DIRECTOR SINCE 1992(1)

RONALD B. KALICH, SR.
President and
Chief Executive Officer,
Getz Bros. & Co., Inc.
(marketing and distribution)
DIRECTOR SINCE 1998(4)

ROBERT A. KENKEL
Former Chairman of the Board,
Chief Executive Officer and
Chief Operating Officer,
The Pullman Co.
(automotive, aerospace and
industrial companies)
DIRECTOR SINCE 1994(3)(4)

KENNETH R. MASTERSON
Executive Vice President,
General Counsel and Secretary,
FDX Corporation
(transportation services)
DIRECTOR SINCE 1995(2)

THOMAS C. MCDERMOTT
Chairman and Manager,
Forbes Products, L.L.C.
(custom vinyl business products)
DIRECTOR SINCE 1996(1)

CLYDE R. MOORE
President and
Chief Executive Officer
of the Corporation
DIRECTOR SINCE 1993(2)(3)

JEAN-PAUL RICHARD
Chairman and
Chief Executive Officer,
PROMACH, Inc.
(industrial food processing and packaging equipment)
DIRECTOR SINCE 1996(1)

JERRE L. STEAD
Chairman and
Chief Executive Officer,
Ingram Micro, Inc.
(distributor of technology
products and services)
DIRECTOR SINCE 1998(4)

WILLIAM H. WALTRIP
Former Chairman of the Board,
Bausch & Lomb Incorporated
(optical products), and
Chairman of the Board,
Technology Solutions Company
(computer technology services)
DIRECTOR SINCE 1983(3)(4)


(1) Audit Committee
(2) Corporate Governance Committee
(3) Executive Committee
(4) Human Resources Committee



                (Left) Thomas & Betts Corporation commemorated its 100th anniversary by ringing the New York Stock Exchange's (NYSE)
    [PHOTO] opening bell. On hand were (left to right): Richard A. Grasso, NYSE Chairman and CEO; Clyde R. Moore, Thomas & Betts President and CEO; T. Kevin Dunnigan, Thomas & Betts Chairman; and William R. Johnston, NYSE President.

                (Below) Thomas & Betts directors Robert A. Kenkel and Ronald
                B. Kalich, Sr. discuss trading in TNB shares with specialist Bruce J. Wright of Robb Peck McCooey Specialist Corporation.

                                    [PHOTO]

[LOGO] Printed on recycled paper.
Designed and produced by Corporate Reports Inc./Atlanta

                                       45