Form 10-K, Exhibit 13
period 2000-01-02
THOMAS & BETTS CORP
filed 2000-03-29
CIK 97854

FINANCIAL HIGHLIGHTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                                                                                PERCENT
(IN THOUSANDS, EXCEPT PER SHARE DATA)              1999             1998         CHANGE
-----------------------------------------------------------------------------------------
Net sales                                       $2,522,008        $2,230,351      13.1
Special charges(1)                              $        -        $  108,487    (100.0)
Net earnings (after special charges)            $  148,307        $   87,501      69.5
Net earnings per common share
  Basic                                         $     2.57        $     1.54      66.9
  Diluted                                       $     2.56        $     1.54      66.2
Average shares outstanding
  Basic                                             57,690            56,677       1.8
  Diluted                                           57,912            56,990       1.6
Cash dividends declared per common share        $     1.12        $     1.12       0.0
Shareholders' equity                            $1,094,132        $1,015,105       7.8
Capital expenditures                            $  133,083        $  126,733       5.0
Employees                                           21,489            19,330      11.2
Shareholders of record                               4,050             4,374      (7.4)
-----------------------------------------------------------------------------------------

(1) Special charges of $108.5 million pretax in 1998 consisted of restructuring costs and other charges. Excluding those charges, earnings per share would have been $2.90 basic and $2.89 diluted in 1998.

Our single-minded focus is to rapidly restore our operations to that standard.

  Do we regret the short-term impacts of theses system conversions? Certainly, and we have taken aggressive steps to ensure that they do not recur. But the price of industry leadership - of being first to adopt new technology and new methods - is to recognize that enormous change is rarely easy to hazard-free. With that in mind, we remain intensely committed to fulfilling the promise of these operational improvements that will lead to increasing value for shareholders in the years to come.

AN AGENDA OF POSITIVE CHANGE

Now, for the positive changes we undertook. In 1999 we tightened the strategic focus on our product lines; executed important acquisitions that brought valuable diversity to our electrical segment; and invested in the operational and technological resources to fortify our position ast he industry leader in the ongoing e-commerce revolution. New acquisitions and divestitures of several existing product lines were completed with a view toward expanding on what we do best, and removing ourselves from business segments where we could not be a market leader. In addition, we saw growing market acceptance of our MPI and ETI electronic technologies.

BROADENING A STRONG FOUNDATION

For several years Thomas & Betts has pursued a prudently aggressive acquisition strategy, guided by the belief that a broad and diverse product portfolio is essential to sustained growth. As you will read in the roundtable discussion that follows, we expect the B2B e-commerce revolution to make product breadth and scope even more critical in the years ahead.

  In 1999 we successfully integrated and leveraged the assets of Kaurel Group, a late-1998 acquisition that more than doubled the size of our commercial and industrial lighting offerings and provided an important operational foothold in Europe. In January we closed our purchase of Ocal, whose line of PVC-coated conduit and components for corrosive environments enhances our ability to serve the needs of heavy industry.

  The third quarter brought the addition of L.E. Mason and Shamrock Conduit Products. Mason is the market leader in weatherproof electrical boxes and covers that enjoys a significant presence in the residential and do-it-yourself (DIY) markets. The Shamrock acquisition broadened our leadership in the manufacture of conduit fittings, particularly specialized large-radius elbows used in commercial and industrial construction. All four of these acquisitions have, to date, performed well above our initial expectations.

                                                            FINANCIAL CONTENTS


Six-Year Summary of Selected Financial Data                     18
------------------------------------------------------------------
Management's Discussion and Analysis                            19
------------------------------------------------------------------
Consolidated Statements of Earnings                             28
------------------------------------------------------------------
Consolidated Balance Sheets                                     29
------------------------------------------------------------------
Consolidated Statements of Cash Flows                           30
------------------------------------------------------------------
Consolidated Statements of Shareholders' Equity                 31
------------------------------------------------------------------
Notes to Consolidated Financial Statements                      32
------------------------------------------------------------------
Company Report on Financial Statements                          54
------------------------------------------------------------------
Independent Auditors' Report                                    54
------------------------------------------------------------------
Quarterly Review                                                55
------------------------------------------------------------------

SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA
THOMAS & BETTS CORPORATION AND SUBSIDIARIES



DOLLARS AND SHARES IN THOUSANDS
(EXCEPT PER SHARE DATA)                          1999         1998(a)       1997            1996(b)          1995(c)       1994(d)
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONAL DATA
Net sales                                $  2,522,008  $  2,230,351  $  2,259,508  $    2,134,387   $    1,876,403  $    1,677,249
Costs and expenses
   Cost of sales                            1,847,262     1,581,215     1,567,286       1,525,121        1,339,305       1,202,930
   Marketing, general and administrative      427,192       366,463       353,029         344,941          289,474         259,627
   Research and development                    47,959        48,690        52,977          47,482           44,083          40,543
   Amortization of intangibles                 19,643        17,364        17,355          15,323           11,314          12,345
   Merger expense                                   -             -             -          30,558                -               -
   Provision (recovery) - restructured
 operations                                   (11,632)       62,096             -          24,501           18,700          79,011
------------------------------------------------------------------------------------------------------------------------------------
                                            2,330,424     2,075,828     1,990,647       1,987,926        1,702,876       1,594,456
Earnings from operations                      191,584       154,523       268,861         146,461          173,527          82,793
Other expense - net                            31,848        29,615        35,354          40,066           25,162          28,218
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing
 operations
   before income taxes                        159,736       124,908       233,507         106,395          148,365          54,575
Income taxes                                   11,429        37,407        71,229          32,940           41,917          12,484
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations           148,307        87,501       162,278          73,455          106,448          42,091
Net earnings                             $    148,307  $     87,501  $    162,278  $       73,455   $      106,448  $      108,024
Net return on sales                               5.9%          3.9%          7.2%            3.4%             5.7%            6.4%
Return on average
shareholders' equity                             14.1%          8.7%         17.2%            8.4%            12.7%           14.4%

FINANCIAL POSITION
(at year-end)
Current assets                           $  1,163,935  $  1,058,402  $    846,472  $      997,863   $      786,828  $      759,452
Current liabilities                      $    513,445  $    587,549  $    473,234  $      515,740   $      422,170  $      364,711
Working capital                          $    650,490  $    470,853  $    373,238  $      482,123   $      364,658  $      394,741
Current ratio                               2.27 to 1     1.80 to 1     1.79 to 1       1.93 to 1        1.86 to 1       2.08 to 1
Property, plant and
equipment-net                            $    666,528  $    631,022  $    574,052  $      543,237   $      475,536  $      398,507
Long-term debt                           $    935,731  $    790,963  $    503,077  $      645,096   $      353,666  $      354,552
Shareholders' equity                     $  1,094,132  $  1,015,105  $    999,304  $      888,647   $      870,096  $      808,982
Total assets                             $  2,652,686  $  2,499,587  $  2,094,288  $    2,175,342   $    1,706,003  $    1,595,312

COMMON STOCK DATA
Average shares outstanding
   Basic                                       57,690        56,677        56,178          54,520           53,955          52,323
   Diluted                                     57,912        56,990        56,551          54,973           54,185          52,621
Cash dividends declared                  $     65,127  $     66,307  $     66,752  $       62,112   $       63,880  $       50,508
Percent of net earnings                            44%           76%           41%             85%              60%             47%
Per share
   Earnings from continuing operations
     Basic                               $       2.57  $       1.54  $       2.89  $         1.35   $         1.97  $         0.80
     Diluted                             $       2.56  $       1.54  $       2.87  $         1.34   $         1.96  $         0.80
   Net earnings
     Basic                               $       2.57  $       1.54  $       2.89  $         1.35   $         1.97  $         2.06
     Diluted                             $       2.56  $       1.54  $       2.87  $         1.34   $         1.96  $         2.05
   Cash dividends declared               $       1.12  $       1.12  $       1.12  $         1.12   $         1.12  $         1.12
   Shareholders' equity                  $      18.89  $      17.88  $      17.71  $        16.23   $        16.08  $        15.25
   Market price range                    $ 28-53 7/16  $33 11/16-64  $41-58 11/16  $34 3/4-45 7/8   $31 3/4-37 5/8  $29 1/8-35 5/8

OTHER DATA
Capital expenditures                     $    133,083  $    126,733  $    118,926  $      109,108   $      132,838  $       99,515
Depreciation                             $     78,404  $     77,969  $     79,183  $       77,098   $       65,970  $       64,192
Employees at year-end                          21,489        19,330        17,829          15,523           13,406          12,308
----------------------------------------------------------------------------------------------------------------------------------

Restated to include the results of Telecommunication Devices, Inc., acquired July 2, 1998, and Augat Inc., acquired December 11, 1996, and accounted for as poolings of interests, except cash dividends per share, which reflect the Corporation's historical per share amount.


(a) Includes special charges of $108.5 million pretax ($1.36 basic and $1.35 diluted per share). Net sales exclude sales of businesses contributed to the Exemplar/Thomas & Betts joint venture at the end of 1997.
(b) Includes special charges of $97.1 million pretax ($1.23 basic and $1.22 diluted per share).
(c) Includes special charges of $23.0 million pretax ($0.29 basic and diluted per share).
(d) Net earnings for 1994 included after-tax earnings from discontinued operations (Vitramon, Inc.) of $7.4 million, a pretax gain from the sale of Vitramon of $99.1 million, a pretax restructuring charge of $79.0 million and a pretax operating write-down of $10.6 million for previously vacated facilities. Those items offset each other on an after-tax basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

                  Thomas & Betts Corporation ("Thomas & Betts" or the "Corporation") had net sales in 1999 of $2,522 million, 13.1% higher than in 1998 and 11.6% above 1997. Results for all three years include the 1998 acquisition of Telecommunications Devices, Inc. (TDI) accounted for as a pooling of interests. Excluding the impacts of acquisitions and divestitures from all years, 1999 sales rose 2.3% over 1998 and 1998 sales rose 0.5% over 1997.

                      Three significant factors affect the comparability of
                  sales during the reporting period. In November 1998 the Corporation acquired Kaufel Group Ltd. (Kaufel), a manufacturer and marketer of emergency-lighting products. In its first full year, Kaufel contributed $195.8 million to 1999 sales, an increase of $165.6 million over its 1998 contribution. In September 1999 the Corporation divested itself of three cable-television amplifier businesses with sales for nine months of 1999 totaling $64.5 million. Also, sales for 1999 and 1998 do not include sales from businesses contributed at year-end 1997 to the Exemplar/Thomas & Betts (ET&B) joint venture that were included in 1997's results. In addition, the Corporation completed several smaller acquisitions over the three-year period.

                      Results for 1999 include the contributions of three
                  acquisitions. The Corporation acquired Ocal, Inc. (Ocal) in January 1999 and Shamrock Conduit Products, Inc. (Shamrock) in September 1999. Both of those acquisitions were accounted for using the purchase-accounting method and their results are included from the date that Thomas & Betts acquired each company. Additionally, Thomas & Betts acquired L. E. Mason Co. (Mason) in August 1999 and accounted for that transaction as an immaterial pooling of interests. The three 1999 acquisitions accounted for $76.8 million of 1999 sales. Additional details of those acquisitions follow in the discussion of Liquidity and Financial Resources.

                      For 1999, sales realized outside the U.S. accounted for
                  32.5% of the Corporation's total sales compared with 28.3% and 23.5% in 1998 and 1997, respectively. Sales outside the U.S. have increased due to acquisitions of companies with non-U.S. sales and the Corporation's efforts to increase foreign sales.

                      Thomas & Betts views its business in three segments that
                  are divided along the lines of the end-user markets to which it sells. The Electrical segment manufactures and sells a broad package of electrical connectors, components and accessories, primarily fasteners, fittings, connectors, boxes and covers, metal framing, grounding materials and lighting products for use in industrial, commercial, residential and utility installation, construction and maintenance applications. Sales of the Electrical segment grew 21.5% in 1999, to $1,358.6 million, following an increase of 9.6% in 1998 compared with 1997. Sales from Kaufel were the largest driver of the segment's sales growth in 1999, increasing that segment's sales in 1999 over 1998 by 14.8%. Acquisitions contributed all of the segment's 1999 growth, more than offsetting slight volume declines in sales to industrial markets and commercial construction customers that were due, in part, to sales losses or deferrals resulting from installation of a new order management system. In 1998, volume gains accounted for over one-half of the segment's growth with several product-line acquisitions and favorable pricing also adding to the year-over-year improvement.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                  The Electronic Original Equipment Manufacturer (OEM) segment manufactures and markets electronic cable assemblies, connectors and various electronic components for use in high-speed computer, mobile communications and automotive applications, all involving miniaturization, surface-mounts, electromagnetic interference and multiplexing. Sales of the Electronic OEM segment grew 8.0%, to $686.7 million, in 1999 over 1998, but were 15.5% lower in 1998 than in 1997. At year-end 1997, Thomas & Betts contributed certain businesses to ET&B. Sales of those contributed businesses were included in 1997 segment sales, but were excluded from 1998 and 1999 sales. In the absence of the impact of the joint-venture deconsolidation, 1998's OEM sales were 4.6% lower than in 1997.

                      OEM demand for the Corporation's products improved over
                  the course of 1999 and volume increases offset moderate price declines to fuel all of the segment's growth in 1999 over 1998. Price decreases were most pronounced in mobile communications battery packs. While this segment realizes the greatest percentage of its sales outside of the U.S. of the Corporation's segments, foreign currency did not have a meaningful impact on the rate of sales growth in 1999, but did cause 1998 reported sales to be 1.0% lower than 1997's level.

                      Thomas & Betts continued to penetrate the market with its
                  innovative Metallized Particle InterconnectTM (MPITM) technology. For 1999, sales of the MPI product line more than doubled, contributing $44.2 million of sales, up from $20.3 million in 1998 and $1.6 million in 1997.

                      As previously discussed, at year-end 1997 Thomas & Betts
                  contributed assets, which generated 1997 sales of approximately $86 million, to ET&B. Under terms of the joint-venture agreement, Thomas & Betts has a 49% ownership interest in ET&B, and retains 100% interest in the income generated by the assets it contributed plus a 49% interest in income generated by jointly developed business. The Corporation accounts for its investment in ET&B under the equity method. The establishment of the joint venture did not change segment earnings or consolidated net earnings from what they would have been if the business was fully consolidated, but did reduce net sales, costs and expenses by the amounts attributable to the contributed assets.

                      The Communications segment produces and sells a package of drop-line hardware, connectors, fasteners, grounding materials and various electronic components for use in cable television
                  (CATV), telecommunications and data communications applications. In 1999's third quarter, the Corporation completed sales of its three cable amplifier product lines to sharpen its focus within the cable television business on its core hardware product lines. The three product lines had 1999 sales of $64.5 million and generated a pretax loss of $11.9 million on those sales. Those same businesses had sales of $44.7 million and $52.0 million in 1998 and 1997, respectively.

                      Communications sales of $260.3 million were 0.1% lower in
                  1999 compared with 1998, and were 9.3% lower excluding 1999 and 1998 sales of the divested product lines. Sales in 1998 were also slightly below the prior-year level.

                      Sales from business activities that cannot be classified
                  in the aforementioned three segments totaled $216.4 million in 1999, 0.2% higher than in 1998. In 1998, those same sales decreased 4.0% from 1997's level. In 1998, lower demand for heating units brought on by unusually warm winter weather and a shift in steel structure product mix resulted in lower sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                      Several complex factors, two of which were related to the
                  installation of new information technology systems, impacted 1999 expenses. Those systems' conversions involved the Corporation's financial reporting and order management functions. The Corporation undertook both conversions as part of a global effort to align the Corporation's core information technology systems with its strategic plans and its organization structure. That effort was undertaken in order to meet the information, analysis and decision-making needs of the Corporation and to prepare the Corporation for Web-based electronic commerce.

                      By the third quarter of 1999 the Corporation had virtually completed implementation of its new financial systems. Management believes the magnitude of the implementation and the rapid timetable on which it was achieved were directly or indirectly responsible for a number of accounting charges and credits that are more fully described in Note 5 to the financial statements. The Corporation recorded full-year charges and credits in 1999 by general area and amount for:
                  (1) relocation of facilities, $16.6 million; (2) new systems' impacts, $13.0 million; (3) promotional costs, $11.9 million; and (4) accounting/estimating changes, $9.8 million.

                      The fourth-quarter 1999 North American roll-out of the
                  Thomas & Betts Order Processing System (TOPS) disrupted the Corporation's North American order processing and shipping capabilities in late 1999. Those disruptions were in addition to European implementation issues that gave rise to $7.7 million of expense earlier in the year. The Corporation estimated that the TOPS implementation delayed approximately $20 million of shipments until 2000, caused an additional loss of approximately $24 million of fourth-quarter sales and increased freight, labor and other costs by approximately $18 million as the Corporation sought to minimize the new system's impact on customer service. Management estimated the total operating income impact of those lost and deferred sales and additional costs was approximately $36 million.

                      Also in 1999, Thomas & Betts recorded charges of $9.5
                  million related to TDI, which the Corporation acquired in July 1998. The events giving rise to those charges are described in
                  Note 5 to the financial statements.

                      Expenses for 1998 included pretax special charges of
                  $108.5 million primarily related to a program to reduce costs through manufacturing relocations. Those charges had a negative after-tax impact of $77.0 million, or $1.35 per diluted share, on 1998 net earnings, and are described in Note 4 to the financial statements. The charges were recorded as $30.3 million of cost of sales, $16.1 million of marketing, general and administrative expense and $62.1 million provision for restructured operations. In many cases individual factories involved in the cost-reduction effort manufactured product lines for more than one of the Corporation's reportable segments, and restructuring costs were therefore excluded from the measurement of segment results.

                      Expected savings from the cost-reduction program are net
                  of (1) the associated operating cost increases expected to be incurred at the destination facilities and (2) in 1998 and 1999, project expenses. Ongoing net savings upon full implementation of the program are expected in the form of reduced salaries and benefits ($17 million), manufacturing labor and benefits ($47 million) and depreciation expense ($1 million) offset by higher freight and other overhead costs ($5 million). The Corporation estimates that actions implemented under the plan resulted in savings of $27.3 million in 1999 net of project expenses of $13.3 million in that year and $1.0 million in 1998 net of project expenses of $6.2 million in that year. Thomas & Betts anticipates an incremental net pretax benefit in 2000 of $29.5 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                      Project expenses were not accruable as part of the 1998
                  special charges, and included primarily equipment and personnel relocation costs. The Corporation expects to spend another $3.3 million as it completes its cost-reduction plans in early 2000. In addition to project expenses, the Corporation incurred $19.1 million in related capital projects in 1999 and $5.4 million in 1998.

                      The 1999 consolidated gross margin percent was 26.8% of
                  sales compared with 29.1% and 30.6% in 1998 and 1997, respectively. The lower gross margin percent in 1999 compared with earlier years resulted from the loss of gross margin due to charges, primarily to write-down inventory and recognize promotional sales discounts, recorded following implementation of the new financial systems described elsewhere and in Note 5 to the financial statements and to TOPS implementation issues. The lower gross margin percent in 1998 compared with 1997 was due to the impact of special charges on 1998's gross margin percent.

                      Marketing, general and administrative (MG&A) expense was
                  16.9% of sales in 1999, versus 16.4% and 15.6% in 1998 and
                  1997, respectively. MG&A rose as a percent of 1999 sales compared with earlier years due primarily to the charges recorded following implementation of the new financial systems and additional expense associated with the TOPS implementation. The increase in MG&A expense as a percent of sales in 1998 versus 1997 was due to the inclusion of $16.1 million of special charges in 1998's expense, primarily to reserve for the cost of exiting the Corporation's vacant headquarters building.

                      Thomas & Betts spent 1.9% of sales on research and
                  development (R&D) in 1999, compared with 2.2% and 2.3% in 1998 and 1997, respectively. Most R&D activity took place in the Electronic OEM and Communications segments with efforts in 1999 focused on developing additional products based on MPI and elastomeric technologies. Amortization expense rose in both 1999 and 1998 compared with the respective prior year due to additional amortization of goodwill related to acquisitions.

                      Restructure and special-charge reserves established in
                  1998 and 1996 were reduced by $11.6 million and $1.6 million, respectively, in 1999, primarily because of decisions not to execute all of the originally planned phases of certain projects for economic reasons.

                      Income from unconsolidated companies includes equity
                  income from the Corporation's joint ventures and other equity investments. Those include ET&B, an investment in Leviton Manufacturing Co. and the Elastimold offshore joint ventures. Income from unconsolidated companies for 1999 decreased to $23.8 million from 1998's level of $26.2 million, due primarily to charges for pricing adjustments and increased accounts receivable and inventory reserves at ET&B. These changes were partially offset by improved equity income from other joint ventures.

                      The large increase in income from unconsolidated companies in 1998 over 1997 was due primarily to the start-up of ET&B. Income from unconsolidated companies is attributed to the Corporation's business segments as follows: income from Leviton and the Elastimold joint ventures to the Electrical segment and income from ET&B to the Electronic OEM segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


                      Interest expense rose in 1999 versus both 1998 and 1997
                  due primarily to higher outstanding debt and also due to a general increase in the rate of interest charged on floating-rate debt.

                      Other expense (income)-net includes losses on sales of
                  accounts receivable pursuant to a receivables securitization program and foreign-currency losses or gains partially offset by foreign-exchange contract gains and other income. The Corporation recorded other income in 1999 as a result of a termination fee related to a proposed acquisition that more than offset related transaction costs and losses on sales of accounts receivable. The increase in this expense from 1997 to 1998 was primarily due to a full year's losses on sales of accounts receivable under the Corporation's asset-securitization program, which was initiated in December 1997.

                      The effective income tax rate for 1999 includes a $30.7
                  million reduction in tax provision that resulted from approval of tax refund claims and completion of prior-year audits prompting adjustments of tax reserves. That reduction resulted in an effective tax rate of 7.2% for 1999. The effective income tax rate for 1998 of 29.9% was 0.6 percentage points below the rate for 1997. Thomas & Betts has been able to maintain a tax rate below the statutory rate because of tax benefits derived from operations in Puerto Rico and other proactive tax-saving initiatives.

                      The Corporation evaluates its business segments on the
                  basis of segment earnings, with segment earnings defined as earnings before interest, taxes, restructure and special charges and certain other expenses. The magnitude of charges and credits recorded following the financial systems conversion as well as the impact of the TOPS implementation heavily impacted the 1999 operating results of all segments and the comparability of those results to results of prior years. Earnings of the Electrical segment decreased 9.0% in 1999, and rose 9.8% in 1998 from 1997's level. The increase from 1997 to 1998 was due to sales growth, somewhat offset by lower margins on the mix of products sold. Earnings of the Electronic OEM segment were 56.0% lower in 1999 compared with 1998's performance, and were 12.5% lower in 1998 than in 1997. Performance in 1998 was due to lower sales, but improved margins within the segment. Communications segment earnings declined 127.3% in 1999 from 1998 and 30.2% in 1998 from 1997, with the majority of the decrease in both years attributable to losses generated by amplifier product lines divested by the Corporation in 1999. Earnings related to all other sales rose 6.9% in 1999 compared with 1998 and 30.6% in 1998 compared with 1997, as a result of enhancements made in the manufacturing processes for steel structures and heating units.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


LIQUIDITY AND FINANCIAL RESOURCES
--------------------------------------------------------------------------------
                  Cash provided by operating activities decreased in 1999 versus 1998 and in 1998 versus 1997 due to increased working capital. The 1999 increase in accounts receivable was primarily due to sales volume increases, including sales of acquired companies; processing lead times for billing adjustments; slower collections related to the year-end TOPS implementation; and targeted increases in payment terms. The late 1998 acquisition of Kaufel, in addition to information and financial systems conversions, accounted for the majority of 1998's increased working capital. In December 1997, the Corporation initiated a program to sell accounts receivable under an asset-securitization program. The commencement of that program provided an increase in cash of $145.2 million in 1997. Receivables sold under the program were $177.1 million and $172.5 million at year-end 1999 and 1998, respectively.

                      Shipping delays due to the TOPS implementation were
                  primarily responsible for the 1999 year-over-year increase in inventory levels, while accounts payable increased primarily as a result of successful efforts to extend payment terms. Both inventory and accounts payable also increased due to recent acquisitions.

                      Management has developed and is executing plans to deal
                  with those issues which gave rise to increased receivables and inventory, and expects to reduce investment in those working capital items in 2000.

                      Purchases of property, plant and equipment of $133.1
                  million in 1999 were 5.0% higher than 1998's level. Spending in 1998 increased 6.6% from the year earlier. Projects in all three years included restructuring-related spending to consolidate the operations of recent acquisitions, expansion of production capabilities, efficiency-related improvements and new systems software.

                      During the years covered by this report, Thomas & Betts
                  made selective acquisitions to broaden its business worldwide. While the Corporation will continue to evaluate acquisitions, especially of companies serving the electrical component market place, it expects to slow the pace of acquisitions in 2000 as compared with recent years. Also, following evaluation of the performance of acquisitions in its various business segments, the Corporation is unlikely to pursue acquisitions of Electronic OEM product lines in the near future. Thomas & Betts may finance any future acquisitions through the issuance of private or public debt or equity, internally generated funds or a combination of those sources.

                      Thomas & Betts completed three acquisitions during 1999
                  for approximately $17 million of cash, 869,722 shares of the Corporation's common stock and $16.7 million of assumed debt. Those acquisitions were: (1) in January, Ocal, a manufacturer of PVC-coated conduit bodies; (2) in August, Mason, a manufacturer of weatherproof electrical boxes and covers, conduit bodies, fittings and residential outdoor lighting; and
                  (3) in September, Shamrock, a manufacturer of steel and aluminum conduit elbows, couplings and conduit nipples used by electrical contractors. The Ocal and Shamrock acquisitions were accounted for using the purchase method of accounting, and together gave rise to $12.5 million of goodwill. The Mason acquisition was accounted for as an immaterial pooling of interests, and consequently, current-year financial statements have been restated to include the results of that operation. Those three acquisitions accounted for $76.8 million of 1999 sales.

                      In January 1999, Thomas & Betts announced a proposed
                  stock-for-stock merger with AFC Cable Systems, Inc. (AFC). That merger did not proceed, as AFC received a superior offer in August and terminated its agreement with the Corporation. As called for in the merger agreement, Thomas & Betts received a termination fee of $16 million from AFC and that income, less associated transaction expenses, was included in other expense-net.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


                      Thomas & Betts completed nine acquisitions during 1998 for approximately $168 million of cash, 1,461,000 shares of the Corporation's common stock and $99 million of assumed debt. Two of those acquisitions were of significant size: Kaufel, a manufacturer of emergency lighting products, and TDI, a manufacturer of mobile communications battery packs. All 1998 acquisitions, with the exception of TDI, were accounted for using the purchase method, and in aggregate, gave rise to $73.5 million of goodwill. Acquisitions accounted for as purchases in 1998 represented $58.8 million of that year's sales.

                      Thomas & Betts completed six acquisitions during 1997 for
                  approximately $19 million of cash, 793,560 shares of the Corporation's common stock and $16 million of assumed debt. The largest of those was the July acquisition of Diamond Communications Products, Inc., a manufacturer of drop hardware for the worldwide communications industry. The six acquisitions completed in 1997 represented $57.6 million of that year's sales and together gave rise to $14.6 million of goodwill.

                      Total debt increased $82.8 million in 1999 compared with
                  1998, following a rise of $342.9 million in 1998 from 1997, reflecting debt issued and assumed for acquisitions, in particular the 1998 acquisition of Kaufel, and to fund increases in working capital. Thomas & Betts maintains a commercial paper program, which is backed by $560 million of revolving-credit agreements. At year-end 1999, $148.8 million of commercial paper was outstanding. Management believes that its external financial resources and internally generated funds are sufficient to meet the Corporation's capital needs for the foreseeable future.

                      Cash and marketable securities decreased $21.7 million in
                  1999. Thomas & Betts maintains a portfolio of marketable securities and cash equivalents in Puerto Rico, which at year-end 1999 was valued at $36.9 million. Although those investments represent currently available funds, they remain invested until the Corporation can repatriate the investments free of tollgate tax.

YEAR-2000 READINESS PROGRAM
--------------------------------------------------------------------------------
                  Thomas & Betts has had no disruption to its operations to date as a result of the Year-2000 (Y2K) issue. The Y2K issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, computer programs that have time-sensitive software are at risk to recognize a date using "00" as the year 1900 rather than the year 2000. The Corporation completed a corporate-wide program to ensure its systems and products were Y2K compliant during 1999.

                      The total cost to modify existing software for Y2K
                  compliance, expended over the period 1997-1999, was approximately $2 million. In many instances, the Corporation installed new software with greatly enhanced functionality that also solved potential Y2K compliance issues and capitalized the costs of those installations.

                      The Corporation has contingency plans to address
                  situations that may result if the Corporation encounters a Y2K issue in a critical operating system. Those contingency plans cover the critical order processing and distribution systems as well as plant operating systems. If both the Corporation's Y2K solutions and contingency plans fail for a critical system for a prolonged period, the impact on the Corporation would be material.

                      Despite assurances from outside parties of their timely
                  readiness, the Corporation cannot ensure that its suppliers, vendors and customers have resolved all Y2K issues. Given the responses from suppliers and the Corporation's experience thus far in 2000, Thomas & Betts believes it is highly unlikely that a large number of outside parties will experience any significant problems due to unresolved Y2K issues. In the event that a large number of customers suffer Y2K compliance issues over a prolonged period, the impact on the Corporation would be material.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


MARKET RISK AND FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

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

                      Thomas & Betts primarily enters into forward
                  foreign-exchange contracts to reduce the impact on earnings and cash flow from non-functional currency-denominated assets, liabilities and transactions, predominately inter-company and third-party receivables and payables. Gains and losses resulting from hedging instruments offset the losses or gains on the underlying assets, liabilities and transactions being hedged. The Corporation's contracts generally have maturity dates of less than 90 days, and the Corporation maintains a high correlation between the hedges and the underlying assets, liabilities or transactions to minimize currency risk. In most cases, both the exposed transactions and the hedging contracts are marked to market monthly with gains and losses included in earnings as other income or expense.

                      Assuming a hypothetical 10% adverse change in all foreign
                  currencies, with the resulting functional currency gains and losses translated into U.S. dollars at the spot rate, the loss in fair value of exchange contracts held on January 2, 2000, would have been $16.4 million. Those losses would be offset by gains on the underlying assets, liabilities and transactions being hedged.

                      Thomas & Betts will occasionally enter into interest-rate
                  swaps to reduce the impact of changes in interest rates on portions of its floating-rate debt. During the period covered by this report, there were no interest-rate swaps outstanding. As of January 2, 2000, the fair value of the Corporation's long-term debt, estimated using quoted market prices or discounted future cash flows based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements, was $908.7 million. That fair value was $30.8 million lower than the carrying value of debt at January 2, 2000. The potential change in fair value resulting from a hypothetical 10% decrease in interest rates amounted to $24.5 million at January 2, 2000.

                      Thomas & Betts is exposed to risk from fluctuations in
                  prices for commodities used to manufacture its products, primarily copper, zinc, aluminum, gold and silver. Some of that risk is hedged through the use of futures and swap contracts that fix the price the Corporation will pay for the commodity. The use of such commodity contracts effectively protects Thomas & Betts against changes in the price of the commodity to the extent of the notional amount under the contract. Since the maturities of those contracts are highly correlated with the actual purchases of the commodities, the reported cost-of-sales amounts reflect the commodities' costs, including the effects of commodity hedges.

                      As of January 2, 2000, the net unrealized gain on all
                  commodity contracts held was $1.2 million. A hypothetical 10% decrease in all commodity market prices would reduce that unrealized gain to $0.4 million. The Corporation would normally only record those gains at the time the commodity is actually purchased, and the gain would be reported as a part of cost of sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


NEW ACCOUNTING STATEMENTS
--------------------------------------------------------------------------------
                  In 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133 requires the recognition at fair value of all derivatives as either assets or liabilities in the Consolidated Balance Sheet. Under certain conditions, a derivative can be designated as a hedge allowing the deferral of fair value gains or losses until the offsetting gains or losses on the hedged item are recognized. At times Thomas & Betts enters into derivative instruments to hedge risks associated with commodity fluctuations. Statement No. 133, as amended, is effective for the first quarter of 2001. Thomas & Betts does not believe that adoption will have a material effect on its future results of operations or financial position.

ADDITIONAL DISCLOSURE
--------------------------------------------------------------------------------
                  Thomas & Betts is committed to complying with all applicable laws and to pursuing actions and practices that promote a safer, healthier environment. The Corporation expended approximately $2 million, $2 million and $3 million for environmental remediation and corrective matters for the years 1999, 1998 and 1997, respectively, with payments related to matters covered under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the "Superfund Act") being less than $0.7 million in any year.

                      On January 1, 1999, 11 of 15 member countries of the
                  European Union established fixed-conversion rates between their existing sovereign currencies and the euro, and began an effort to fully adopt the euro as their common legal currency by January 1, 2002.

                      Thomas & Betts has successfully programmed its information technology and other systems to accommodate euro-denominated transactions. To date, the euro conversion has not materially impacted those systems or the Corporation's competitive position, currency-exchange risk, material contracts, tax position or accounting policies.

CONSOLIDATED STATEMENTS OF EARNINGS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

-----------------------------------------------------------------------------------------------------------------
IN THOUSANDS (EXCEPT PER SHARE DATA)                                  1999             1998              1997
-----------------------------------------------------------------------------------------------------------------
Net Sales                                                       $2,522,008       $2,230,351        $2,259,508

Costs and Expenses
Cost of sales                                                    1,847,262        1,581,215         1,567,286
Marketing, general and administrative                              427,192          366,463           353,029
Research and development                                            47,959           48,690            52,977
Amortization of intangibles                                         19,643           17,364            17,355
Provision (recovery) - restructured operations                     (11,632)          62,096                 -
-----------------------------------------------------------------------------------------------------------------
                                                                 2,330,424        2,075,828         1,990,647
Earnings from operations                                           191,584          154,523           268,861
Income from unconsolidated companies                                23,776           26,172            13,909
Interest expense - net                                              60,995           45,756            44,795
Other expense (income) - net                                        (5,371)          10,031             4,468
-----------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                       159,736          124,908           233,507
Income taxes                                                        11,429           37,407            71,229
-----------------------------------------------------------------------------------------------------------------
Net Earnings                                                    $  148,307        $  87,501        $  162,278
-----------------------------------------------------------------------------------------------------------------

Net Earnings Per Common Share:
   Basic                                                        $     2.57          $  1.54           $  2.89
   Diluted                                                      $     2.56          $  1.54           $  2.87
Average shares outstanding:
   Basic                                                            57,690           56,677            56,178
   Diluted                                                          57,912           56,990            56,551
Cash dividends declared per share                                $    1.12        $    1.12           $  1.12


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                                                                                 January 2,        January 3,
IN THOUSANDS                                                                           2000              1999
---------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                                                         $  70,553         $  64,028
Marketable securities                                                                14,217            42,478
Receivables - net                                                                   470,532           404,784
Inventories                                                                         537,401           469,641
Deferred income taxes                                                                44,410            61,829
Prepaid expenses                                                                     26,822            15,642
---------------------------------------------------------------------------------------------------------------
Total Current Assets                                                              1,163,935         1,058,402

Property, Plant and Equipment
Land                                                                                 28,190            22,309
Buildings                                                                           256,538           232,380
Machinery and equipment                                                             972,341           908,253
---------------------------------------------------------------------------------------------------------------
                                                                                  1,257,069         1,162,942
Less accumulated depreciation                                                       590,541           531,920
---------------------------------------------------------------------------------------------------------------
                                                                                    666,528           631,022
Intangible assets - net                                                             611,362           621,487
Investments in unconsolidated companies                                             154,919           142,251
Other assets                                                                         55,942            46,425
---------------------------------------------------------------------------------------------------------------
Total Assets                                                                     $2,652,686        $2,499,587
---------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable                                                                     $  31,921         $  75,068
Current maturities of long-term debt                                                  3,774            22,589
Accounts payable                                                                    300,242           262,483
Accrued liabilities                                                                 159,401           155,815
Income taxes                                                                          1,917            55,674
Dividends payable                                                                    16,190            15,920
---------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                           513,445           587,549

Long-Term Liabilities
Long-term debt                                                                      935,731           790,963
Other long-term liabilities                                                          88,828            93,788
Deferred income taxes                                                                20,550            12,182

Shareholders' Equity
Common stock                                                                          5,782             5,677
Additional paid-in capital                                                          332,480           322,019
Retained earnings                                                                   795,208           710,474
Unearned compensation-restricted stock                                               (3,439)           (4,534)
Accumulated other comprehensive income                                              (35,899)          (18,531)
---------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                        1,094,132         1,015,105
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                       $2,652,686        $2,499,587
---------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

IN THOUSANDS                                                          1999             1998              1997
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                      $148,307        $  87,501         $ 162,278
Adjustments:
   Depreciation and amortization                                    98,047           95,333            96,538
   Provision (recovery) - restructured operations                  (11,632)          62,096                 -
   Accrued merger and other special charges                         28,003           46,393                 -
   Undistributed earnings from unconsolidated companies            (15,215)         (13,204)          (11,278)
   Deferred income taxes                                            26,634          (26,139)           19,771
   Changes in operating assets and liabilities, net:
     Receivables                                                   (86,078)         (60,145)           77,817
     Inventories                                                   (85,745)         (50,477)          (25,687)
     Accounts payable                                               28,306          (11,677)           23,260
     Accrued liabilities                                           (25,456)         (38,487)          (60,198)
     Income taxes payable                                          (21,177)           6,694             9,144
     Other                                                          (3,843)          (9,459)               77
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           80,151           88,429           291,722
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of and investments in businesses                         (17,049)        (169,349)          (19,326)
Purchases of property, plant and equipment                        (133,083)        (126,733)         (118,926)
Proceeds from sale of property, plant and equipment                  9,315            5,337             6,098
Proceeds from divestitures of businesses                            16,390                -                 -
Marketable securities acquired                                      (6,825)         (38,781)          (81,365)
Proceeds from matured marketable securities                         34,658           48,816            64,807
Other                                                                    -                -            (1,000)
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (96,594)        (280,710)         (149,712)
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in borrowings with
   original maturities less than 90 days                           (37,162)          22,602               432
Proceeds from long-term debt and other borrowings                  200,591          256,560           170,730
Repayment of long-term debt and other borrowings                   (79,819)         (11,148)         (354,394)
Stock options exercised                                              3,211           10,553            25,945
Cash dividends paid                                                (64,857)         (65,788)          (62,648)
-----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 21,964          212,779          (219,935)
Effect of exchange-rate changes on cash                              1,004           (1,695)           (4,030)
-----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 6,525           18,803           (81,955)
Cash and cash equivalents - beginning of year                       64,028           45,225           127,180
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of year                           $ 70,553        $  64,028         $  45,225
-----------------------------------------------------------------------------------------------------------------
Cash payments for interest                                        $ 66,103        $  46,600         $  55,088
Cash payments for income taxes                                    $ 39,191        $  46,050         $  42,552


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                                                                                 Accumulated
                                                                                   Other
                                           Common Stock       Paid-In   Retained  Restricted Comprehensive Comprehensive
IN THOUSANDS                             Shares     Amount    Capital   Earnings     Stock      Income       Income        Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1996             54,764   $ 284,860   $     -   $589,323     $(2,011)    $ 16,475       $  -     $  888,647
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                  -           -         -    162,278           -            -      162,278      162,278
   Other comprehensive income:
     Unrealized gain adjustment on
       securities net of taxes of $(30)       -        -            -         -            -            -          (87)         (87)
Cumulative translation
adjustment                                    -           -         -          -           -            -      (18,586)     (18,586)
------------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                 -           -         -          -           -      (18,673)     (18,673)           -
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                          -           -         -          -           -            -      143,605            -
------------------------------------------------------------------------------------------------------------------------------------
Dividends declared                            -           -         -    (66,752)          -            -            -      (66,752)
Business acquisitions and
investments                                  62       3,610         -          -           -            -            -        3,610
Stock options and incentive awards          910      25,945         -          -           -            -            -       25,945
Unearned compensation                         -           -         -          -      (2,910)           -            -       (2,910)
Immaterial pooling of interests             731       2,728         -      4,431           -            -            -        7,159
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1997             56,467     317,143         -    689,280      (4,921)      (2,198)           -      999,304
------------------------------------------------------------------------------------------------------------------------------------

Net earnings                                  -           -         -     87,501           -            -       87,501       87,501
   Other comprehensive income:
     Unrealized gain adjustment on
        securities net of taxes of $67                    -         -          -           -            -          198          198
     Cumulative translation
       adjustment                             -           -         -          -           -            -      (16,531)     (16,531)
------------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                 -           -         -          -           -      (16,333)     (16,333)           -
Comprehensive income                          -           -         -          -           -            -       71,168            -
Stock converted to $0.10 par
  value                                       -    (311,497)  311,497          -           -            -            -            -
Dividend declared                             -           -         -    (66,307)          -            -            -      (66,307)
Stock options and incentive
 awards                                     307          31    10,522          -           -            -            -       10,553
Unearned compensation                         -           -         -          -         387            -            -          387
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1999               56,774       5,677   322,019    710,474      (4,534)     (18,531)           -    1,015,105
------------------------------------------------------------------------------------------------------------------------------------

Net earnings                                  -           -         -    148,307           -            -      148,307      148,307
   Other comprehensive income:
     Unrealized gain adjustment
       on securities net of taxes of
        $(150)                                -           -         -          -           -            -         (278)        (278)
     Minimum pension liability                                                                                    (651)        (651)
     Cumulative translation adjustment        -           -         -          -           -            -      (16,439)     (16,439)
------------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                 -           -         -          -           -      (17,368)     (17,368)           -
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                          -           -         -          -           -            -      130,939            -
------------------------------------------------------------------------------------------------------------------------------------
Dividends declared                            -           -         -    (65,127)          -            -            -      (65,127)
Business acquisitions                        86           9     3,541          -           -            -            -        3,550
Stock options and incentive awards          177          18     6,418          -           -            -            -        6,436
Unearned compensation                         -           -         -          -       1,095            -            -        1,095
Immaterial pooling of interests             784          78       502      1,554           -            -            -        2,134
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 2000               57,821   $   5,782  $332,480   $795,208     $(3,439)    $(35,899)         $ -   $1,094,132
------------------------------------------------------------------------------------------------------------------------------------

Preferred Stock: Authorized 1,000,000 shares, par value $0.10 per share. None issued; 300,000 shares reserved for the Corporation's Shareholders' Rights Plan.

Common Stock: Authorized 250,000,000 shares, par value $0.10 per share.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

1. NATURE OF OPERATIONS
--------------------------------------------------------------------------------

                  Thomas & Betts Corporation (Thomas & Betts or the Corporation) is a leading manufacturer of connectors and components for worldwide electrical and electronics markets. With international headquarters in Memphis, Tennessee, Thomas & Betts operates over 250 manufacturing, distribution and office facilities around the globe in 25 countries. Thomas & Betts designs, manufactures and sells components used in assembling, maintaining or repairing electrical, electronic and communications systems. The Corporation's products include:
                  (1) electrical components and accessories for industrial, commercial, utility and residential construction, renovation and maintenance applications and for applications within other companies' products, primarily in North America, but also in Europe and other areas of the world; (2) electromechanical components, connectors and subsystems for use in high-speed applications involving miniaturization, surface-mounts, electromagnetic interference and multiplexing that are sold to the information processing, mobile communications and automotive industries in North America, Europe and Asia for use within other manufacturers' products; (3) electromechanical components, subsystems and accessories used to maintain, construct and repair cable television, telecommunications and data communications networks worldwide;
                  (4) transmission poles and towers primarily for North American customers; and (5) heating units and accessories for North American and European markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

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

                  FISCAL YEAR: The Corporation's fiscal year ends on the Sunday closest to the end of the calendar year. Results for 1999 and 1997 are for 52-week periods, and results for 1998 are for a 53-week period.

                  REVENUE RECOGNITION: The Corporation records revenue at the time of shipment of products to customers. Sales discounts, quantity rebates, allowances and warranty costs are estimated based on experience and recorded in the period in which the sale is recorded. Certain customers have a right to return goods under certain circumstances and those returns, which are reasonably estimable, are accrued for at the time of shipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


                  FOREIGN CURRENCY TRANSLATION: Assets and liabilities of subsidiaries whose functional currencies are other than the U.S. dollar are translated at exchange rates in effect at the end of the year, and their income and expense items are translated at average monthly exchange rates. Exchange gains or losses resulting from foreign currency translations, except those in highly inflationary economies, are accumulated as part of a separate component of shareholders' equity titled "Accumulated Other Comprehensive Income." The net change in this amount due to foreign currency translation is identified as a "cumulative translation adjustment" in determining comprehensive income. Also included in the cumulative translation adjustment are the effects of exchange rate changes on intercompany transactions of a long-term investment nature and those transactions designated as hedges of net foreign investments.

                  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK: When deemed appropriate, the Corporation enters into forward-foreign-exchange contracts to hedge foreign-currency-transaction exposures for periods consistent with those committed exposures. Those financial instruments are with major financial institutions and expose the Corporation to market and credit risks and may at times be concentrated with certain counterparties. The creditworthiness of counterparties is subject to continuing review and full performance by those counterparties is anticipated. Foreign-exchange contracts generally have maturities which do not exceed one year. The Corporation maintains a high correlation between the transactions and the hedges to minimize currency risk. In most cases, both the exposed transactions and the hedging contracts are marked to market monthly with gains and losses included in earnings as other income or expense. Gains and losses on certain contracts that hedge specific foreign-currency-denominated commitments are deferred and recognized in the period in which the transaction is completed. Unrealized gains are reported as prepaid expenses and unrealized losses are reported as accrued liabilities.

                      As of January 2, 2000, and January 3, 1999, the
                  Corporation had outstanding forward contracts of $164.3 million and $60.5 million, respectively, for the sale or purchase of principally Canadian, Japanese and European currencies, all maturing within 160 days. Deferred contract gains and losses at January 2, 2000, and January 3, 1999, were not significant.

                      The Corporation is exposed to risk from fluctuating prices for commodities used to manufacture its products: primarily copper, zinc, aluminum, gold and silver. Some of that risk is hedged through the use of futures and swap contracts that fix the price the Corporation will pay for the commodity. Cost of sales reflects the commodity cost including the effects of the commodity hedge. As of January 2, 2000, the Corporation had $6.6 million of those contracts outstanding maturing through December 2000. The maturities of the contracts highly correlate with the actual purchases of the commodity. The amounts paid or received are calculated based on the notional amounts under the contracts. The use of such commodity contracts effectively protects the Corporation against changes in the price of the commodity to the extent of the notional amount under the contract. Recording the fair value of commodity contracts as of January 2, 2000, would have resulted in a $1.2 million gain. That value will change as commodity prices change and will be recorded only at the time the underlying commodity is actually purchased.

                      Credit risk with respect to trade receivables is limited
                  due to the large number of customers comprising the Corporation's customer base and their dispersion across many different industries and geographic areas.

                      The Corporation will, on occasion, enter into
                  interest-rate swaps to reduce the impact of changes in interest rates on portions of its floating-rate debt. The rate differential paid or received under those agreements is accrued monthly, consistent with the terms of the agreements and market interest rates. Those agreements are with financial institutions having at least a single-A credit rating, which minimizes non-performance risk. As of January 2, 2000, the Corporation had no outstanding interest-rate swaps.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                  RECEIVABLES: Receivables are stated net of allowances for doubtful accounts and returns and allowances of $31.8 million at January 2, 2000, and $23.6 million at January 3, 1999.

                      The Corporation has an asset securitization program which
                  permits the Corporation to continually sell accounts receivable to a maximum purchaser's investment of $200.0 million. The investment varies, based on the level of eligible accounts receivable and restrictions on concentrations of receivables. Sales under that program are accounted for as sales of assets under the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The sold accounts receivable are reflected as reductions of the receivables balance in the accompanying consolidated balance sheets. At January 2, 2000, and January 3, 1999, net receivables of $177.1 million and $172.5 million, respectively, had been sold under that program. The discount rate on the receivables sold in December 1999 was approximately 6.2%.

                  INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 71% and 79% of the Corporation's inventories at January 2, 2000, and January 3, 1999, respectively, and the first-in, first-out (FIFO) method for the remainder of inventories. If the FIFO method had been used to value all inventories, those values would have been lower by $32.6 million and $21.2 million at January 2, 2000, and January 3, 1999, respectively. The LIFO valuation method had the effect of increasing net earnings by $7.1 million, $3.3 million and $1.0 million in 1999, 1998, and 1997, respectively.

                  PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Expenditures for maintenance and repair are charged to expense as incurred. Significant renewals and betterments that extend the lives of assets are capitalized. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, which range principally from five to 45 years for buildings, three to 10 years for machinery and equipment, and 10 years for land improvements.

                  INTANGIBLE ASSETS: Intangible assets consist principally of the excess of cost over the fair value of net assets (goodwill) acquired in business combinations accounted for as purchases. Those assets are being amortized on a straight-line basis over various periods not exceeding 40 years. Goodwill is re-evaluated when business events and circumstances indicate that the carrying amount may not be recoverable. Re-evaluation is based on projections of related undiscounted future cash flows. As of January 2, 2000, and January 3, 1999, accumulated amortization of intangible assets was $133.2 and $115.8 million, respectively.

                  INCOME TAXES: The Corporation uses the asset and liability method of accounting for income taxes. That method recognizes the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities and provides a valuation allowance based on a more-likely-than-not standard.

                      Undistributed earnings of foreign subsidiaries amounted to
                  $112.7 million at January 2, 2000. Those earnings are considered to be indefinitely reinvested, and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon.

                  EARNINGS PER SHARE: Basic earnings per share are computed by dividing net earnings by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share are computed by dividing net earnings by the sum of
                  (1) the weighted-average number of shares of common stock outstanding during the period and (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method. Options for 866,000 and 393,000 shares of common stock in 1999 and 1998, respectively, were excluded because their effect was anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


                      The following is a reconciliation of the numerators and
                  denominators of the basic and diluted earnings per share computations:

                  IN THOUSANDS (EXCEPT PER SHARE DATA)                      1999          1998           1997
                  ---------------------------------------------------------------------------------------------------------
                  Net earnings                                          $148,307       $87,501       $162,278
                  ---------------------------------------------------------------------------------------------------------
                  Basic
                    Average shares outstanding                            57,690        56,677         56,178
                    Basic earnings per share                              $ 2.57        $ 1.54         $ 2.89
                  Diluted
                    Average shares outstanding                            57,690        56,677         56,178
                      Plus additional shares from the assumed exercise
                       of stock options                                      222           313            373
                  ---------------------------------------------------------------------------------------------------------
                                                                          57,912        56,990         56,551
                  ---------------------------------------------------------------------------------------------------------
                  Diluted earnings per share                              $ 2.56        $ 1.54         $ 2.87
                  ---------------------------------------------------------------------------------------------------------

                  ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based on evaluations of currently available facts related to each site.

                      Under the requirements of The Comprehensive Environmental
                  Response Compensation and Liability Act of 1980 (the "Superfund Act") and certain other laws, the Corporation is potentially liable for the cost of clean-up at various contaminated sites identified by the United States Environmental Protection Agency and other agencies. The Corporation has been notified that it is named a potentially responsible party (PRP) at various sites for study and clean-up costs. In some cases there are several named PRPs and in others there are hundreds. The Corporation generally participates in the investigation or clean-up of potentially contaminated sites through cost-sharing agreements with terms which vary from site to site. Costs are typically allocated based upon the volume and nature of the materials sent to the site. However, under the Superfund Act and certain other laws, as a PRP, the Corporation can be held jointly and severally liable for all environmental costs associated with the site.

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

                      The Corporation has and is in the process of further
                  evaluating properties acquired with recent acquisitions, and may have liability associated with contamination at those properties. As of January 2, 2000, and January 3, 1999 the Corporation's reserve for future environmental costs was $23 million and $29 million, respectively. In addition to payments made, the Corporation's environmental reserve was reduced by $5.5 million to reflect changes in estimates of technological advances and increased experience with remediation at certain treatment sites. The Corporation is not able to predict with certainty the extent of its ultimate liability with respect to any pending or future environmental matters. However, the Corporation does not believe that any liability with respect to the aforementioned environmental matters will be material to its financial or competitive position or results of operation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

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

                  RECLASSIFICATIONS: The 1998 and 1997 financial statements were reclassified to conform to the 1999 presentation. Those reclassifications had no effect on earnings in any year.

3. MERGERS, ACQUISITIONS AND DIVESTITURES
--------------------------------------------------------------------------------

                  1999 - ACQUISITIONS AND DIVESTITURES: The Corporation completed three acquisitions during 1999 for a total consideration of $70.7 million, consisting of $17.0 million of cash, $16.7 million of debt assumed, and 869,722 of shares of the Corporation's common stock. Two of those acquisitions were accounted for using the purchase method of accounting. Accordingly, results of those operations have been included in the consolidated statement of earnings since the date of the acquisition. The aggregate purchase price was allocated to the acquired assets based on their respective fair values with the excess of $12.5 million allocated to goodwill to be amortized over 40 years. Those two acquisitions added $28.9 million to sales in 1999. The third acquisition was accounted for as an immaterial pooling of interests with the results of that acquisition included in the Corporation's results as of the beginning of 1999 without restating prior-year results. This acquisition contributed $47.9 million to sales in 1999.

                      The Corporation sold its Megaflex, Photon and broadband RF amplifier product lines for a pretax loss of $2.2 million. Those three lines produced 1999 sales of $64.5 million through the third quarter of 1999 prior to divestiture.


                  1998 - ACQUISITIONS: In November 1998, the Corporation purchased Kaufel Group Ltd., (Kaufel) an international company headquartered in Montreal, Canada, specializing in the design, manufacture and distribution of emergency and other lighting products and systems for the industrial and commercial markets, for a cash price of approximately $100 million, and the assumption of approximately $60 million of outstanding debt. The acquisition was accounted for using the purchase method, with the aggregate purchase price allocated to the acquired assets based on their respective fair values and the excess of approximately $37 million allocated to goodwill. The goodwill is being amortized on a straight-line basis over 40 years. The Kaufel acquisition added $30.2 million to the Corporation's sales in 1998.

                      The Corporation completed eight other acquisitions in
                  addition to Kaufel, for a total consideration of $107 million, consisting of $68.2 million of cash and $38.8 million of debt assumed, plus 1,461,000 of shares of the Corporation's common stock. Seven of those acquisitions were accounted for using the purchase method of accounting, with the aggregate purchase price allocated to the acquired assets based on their respective fair values and the excess of $36.5 million allocated to goodwill. The goodwill is being amortized on a straight-line basis over 40 years. Those seven acquisitions added $28.6 million to sales in 1998.

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

                  1997 - ACQUISITIONS: The Corporation completed six acquisitions during 1997 for a total consideration of $62 million, consisting of approximately $19 million of cash and 793,560 shares of the Corporation's common stock. Two of those acquisitions were accounted for as immaterial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                  poolings of interests, and the results of those acquisitions have been included in the Corporation's results as of the beginning of 1997 without restating prior years' results. The remaining four acquisitions were accounted for under the purchase method of accounting. The six acquisitions represented $57.6 million of sales reported by the Corporation in 1997. The excess of the purchase price over the fair value of the acquired assets in the purchase acquisitions was $14.6 million and was recorded as goodwill.

                  1997 - EXEMPLAR/THOMAS & BETTS JOINT VENTURE: In December 1997, the Corporation formed a joint venture with Exemplar Manufacturing Company, a privately-owned business based in Ypsilanti, Michigan, to manufacture and sell power distribution, battery cable and wiring systems to the U.S. automotive industry. In exchange for a 49% interest in the ownership of the joint venture, the Corporation contributed net assets with a carrying value of approximately $41 million; no gain or loss was recognized as a result of that transaction. The joint-venture agreement provides that each party retains a 100% income interest in earnings generated by its respective contributed business. Income from jointly developed business will be allocated in accordance with the ownership percentages. Sales generated in 1997 by the assets contributed by the Corporation to this joint venture were $85.9 million.

                  LEVITON MANUFACTURING CO.: In August 1994, the Corporation completed the purchase of a minority interest (29.1% of the outstanding common stock representing 23.55% of the voting common stock) in Leviton Manufacturing Co., Inc., a leading U.S. manufacturer of wiring devices, for approximately $51 million consisting of cash and common stock. Leviton's chief executive officer opposed the Corporation's acquisition. The chief executive officer, with his wife, owns approximately 50.5% of Leviton's outstanding common stock (76.45% of Leviton's voting common stock) through a voting trust (a majority sufficient for the approval of all corporate actions that Leviton might undertake; however, the majority is not sufficient to permit either federal income tax consolidation or pooling of interests accounting treatment in a merger). The remainder of the outstanding common stock, all of which is non-voting, is owned by approximately 19 other Leviton family members. The opposition of the chief executive officer to the Corporation's investment has resulted in litigation between Leviton and the Corporation, consisting of the Corporation's proceeding in Delaware in February 1995 to compel Leviton to make additional financial and other information available to the Corporation, and of Leviton's subsequent action against the Corporation and other parties in New York seeking damages and other relief in connection with the transaction in which the Corporation acquired its Leviton investment. The Corporation does not have and has not sought representation on Leviton's board of directors, which would be opposed by Leviton's chief executive officer, and does not receive copies of Leviton's board minutes.

                      Notwithstanding the existence of an adversarial
                  relationship with the controlling shareholder of Leviton, the Corporation has developed relationships with certain key members of Leviton management and believes that those relationships and other factors support management's conclusion that the Corporation has the ability to exercise significant influence over Leviton's financial and operating policies. The Corporation owns more than 20% of Leviton's voting stock, and there are no restrictions to the Corporation's ability to exercise the attributes of ownership (situations have not arisen to date in which the Corporation has had an opportunity to vote its Leviton shares in a matter that would demonstrate significant influence over Leviton's financial and operating policies). In addition, because the Corporation is a non-family shareholder, the Corporation believes that it has a greater ability than other shareholders to challenge actions by Leviton management that the Corporation considers adverse to shareholders' interests. Senior management responsible for Leviton's day-to-day operations and operating and financial policies has engaged in an ongoing dialogue over the past three and one-half years with the Corporation, and they have acknowledged that the Corporation's presence as a Leviton shareholder has influenced the manner

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                  in which Leviton conducts business. Further, Leviton has taken certain actions following discussions with the Corporation that have been consistent with the Corporation's requests and suggestions. The Corporation's equity in earnings of Leviton have ranged between approximately 5-10% of consolidated pretax earnings over the last three years. Should the Corporation determine that it no longer has the ability to influence the operating and financial policies of Leviton, the Corporation, in compliance with GAAP, will adopt the cost method on a prospective basis.

4. RESTRUCTURING AND SPECIAL CHARGES
--------------------------------------------------------------------------------

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

                                                                                                  1999       1999
                                                                Original    1998    1998 Ending   Charges &  Remaining
                  IN MILLIONS                                  Provision  Charges    Balance    Adjustments  Balance
                  ---------------------------------------------------------------------------------------------------------
                  Severance and employee-related costs         $   26.6   $ (7.6)     $19.0        $(15.4)       $ 3.6
                  Property, plant and equipment write-offs         25.7     (7.0)      18.7         (18.1)         0.6
                  Other facility exit costs                         9.8     (2.8)       7.0          (5.8)         1.2
                  ---------------------------------------------------------------------------------------------------------
                    Provision for restructured operations          62.1    (17.4)      44.7         (39.3)         5.4
                  ---------------------------------------------------------------------------------------------------------
                  Inventory write-offs related to restructuring    25.6(1) (14.4)      11.2         (10.6)         0.6
                  Costs related to previously idled facilities
                    Write-downs                                     4.7(1)  (1.5)       3.2          (2.2)         1.0
                    Carrying costs                                 10.4(2)  (0.7)       9.7          (0.2)         9.5
                  Other                                             5.7(2)   -          5.7          (4.3)         1.4
                  ---------------------------------------------------------------------------------------------------------
                    Special charges                                46.4    (16.6)      29.8         (17.3)        12.5
                  ---------------------------------------------------------------------------------------------------------
                  Total                                          $108.5   $(34.0)     $74.5        $(56.6)       $17.9
                  ---------------------------------------------------------------------------------------------------------

                  Charged to (1) cost of sales, and (2) marketing, general and administrative expense.

                      Severance and other employee-related costs involve actions that are expected to result in a net reduction of approximately 325 jobs, including administrative positions at plants and corporate headquarters. As of January 2, 2000, the Corporation had realized a net reduction of approximately 296 jobs. The property, plant and equipment write-offs reduced to fair value the carrying amount of fixed assets that were not to be relocated in conjunction with their associated manufacturing process. Assets written down as part of the cost-reduction program remain classified as property, plant and equipment until idled; the adjusted carrying value of the assets still in use was $25.3 million. The effect of suspending depreciation on facilities idled in 1999 and 1998 was $0.2 and $0.1 million of depreciation expense reduction, respectively.

                      Inventory write-offs primarily relate to items that became obsolete due to modifications of manufacturing processes for product lines being relocated; items not cost-effective to relocate; and, to a lesser degree, inventory associated with discontinued products.

                      Charges related to previously idled and written down
                  facilities were based on management's current estimates of costs necessary to ultimately dispose of, and satisfy obligations related to, such facilities. The majority of those are lease-related costs, which will generally be incurred ratably over an eight-year period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


                      Those previously idled facilities, which had carrying
                  values of $6.3 million at the end of 1999 and $7.1 million at the end of 1998, are expected to be sold, although in a few cases they may be donated or leased to third parties. Restructure and special charge reserves established during 1998 were reduced by $6.3 million and $0.3 million respectively during 1999 because of decisions not to execute all originally planned phases of certain projects for economic reasons.

                      The cost-reduction program commenced in 1998 was
                  approximately 90% complete by year-end 1999, with disposal of remaining idle facilities anticipated by the end of 2000. Certain other costs, primarily relating to the relocation of inventory, equipment and personnel, were not accruable until incurred. Such costs, which were not included in the $108.5 million provision, amounted to $13.3 million in 1999 and $6.2 million in 1998. Future revenues are not expected to be significantly affected, since the cost-reduction program is primarily intended to relocate operations rather than discontinue operations.

                      During the fourth quarter of 1996, the Corporation
                  recorded a restructuring charge of $24.5 million related to the integration of Augat and initiatives affecting Augat's and other of the Corporation's operations. Restructuring initiatives included the closure of Augat's corporate headquarters facility in Mansfield, Massachusetts, and redundant non-U.S. administrative facilities, as well as the rationalization of the combined sales forces and manufacturing operations. Those initiatives are now substantially complete.

                      The following table summarizes the original 1996
                  restructuring provision and subsequent activity:

                                                                                                 1999       1999
                                                         Original    1997         1998         Charges &   Ending
                  IN MILLIONS                            Provision  Charges      Charges      Adjustments  Balance
                  ---------------------------------------------------------------------------------------------------------
                  Severance and employee-related costs      $15.7     $(14.6)    $(1.1)     $   -          $  -
                  Plant, property and equipment write-offs    6.6       (0.7)     (0.9)      (5.0)            -
                  Other facility exit costs                   2.2       (0.1)     (0.5)      (1.4)          0.2
                  ---------------------------------------------------------------------------------------------------------
                  Total                                     $24.5     $(15.4)    $(2.5)     $(6.4)         $0.2
                  ---------------------------------------------------------------------------------------------------------

                      Decisions were made not to execute all of the originally
                  planned phases of the 1996 restructure plan. This resulted in a reduction in 1996 restructure reserves in the year 1999 of $5.4 million and of special charge reserve reversals of $1.3 million. Amounts remaining at the end of 1999 noted in the table above are expected to be used primarily for idle facility carrying costs. Management believes those reserves are adequate to cover the estimated remaining costs associated with that restructure plan.

5. ONE-TIME ITEMS AND OTHER CHARGES AND CREDITS
--------------------------------------------------------------------------------

                  In late 1997 the Corporation embarked on a global effort to align core information technology systems with strategic plans and organization structure in order to meet information, analysis and decision-making needs and to prepare for Web-based electronic commerce. As part of that overall plan, in January 1998, the Corporation began converting its legacy financial reporting software system to an Oracle-based financial reporting system. The conversion was prompted to ensure Year 2000 compliance, to accommodate the increased size, complexity and organization structure of the Corporation and to avoid potential control problems arising from non-integrated financial systems. Management believes the magnitude of the implementation and the rapid timetable on which it was achieved were directly or indirectly responsible for a number of charges and credits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                      By the third quarter of 1999 the Corporation had virtually completed implementation of its Oracle-based system. With the new system's improved capabilities, during the third quarter management identified charges and credits which (a) arose from the extensive systems conversion processes or (b) were then detectable as a result of both more effective analytical capabilities with the new system and decentralization of the accounting control function. Those charges and credits, which are more fully described below, resulted from (i) system start-up problems and user errors, (ii) diversion of key accounting personnel to the design, implementation and trouble-shooting activities for the new system, (iii) simultaneous changes in other information technology systems,
                  (iv) concurrent integration of acquisitions into the reporting structure, and (v) initial problems encountered in implementing organizational structure changes, including the decentralization of the accounting control function into the divisions within the Corporation's reporting segments. During the third quarter, the Corporation recorded charges and credits and made other adjustments identified by the new financial reporting system.

                      In addition, several unusual events occurred in the third
                  quarter of 1999. The aggregate effects of those unusual events and the adjustments described above are as follows:

                  IN THOUSANDS
                  -----------------------------------------------------------------------------------------
                                                                                     Pretax     After Taxes
                  -----------------------------------------------------------------------------------------
                  Tax refunds and reduction in taxes payable(a)                    $     -       $ 30,700
                  Acquisition and divestiture income(b)                               8,615         5,021
                  TDI inventory adjustments(c)                                       (9,542)       (5,916)
                  Other adjustments(d)                                              (51,619)      (34,156)
                  -----------------------------------------------------------------------------------------
                     Total                                                         $(52,546)     $ (4,351)
                  -----------------------------------------------------------------------------------------

                      These charges and credits arose as follows:

                      (a) $12.5 million of the reduction in tax provision
                          resulted from approval of tax refund claims filed for previous years and $18.2 million resulted from favorable completion of several tax audits during the third quarter of 1999 and a favorable worldwide reassessment of tax exposures.

                      (b) Acquisition and divestiture income and expense amounts include the transaction income and expense associated with two unconsummated acquisitions, a completed acquisition and divestiture of three amplifier product lines. During the third quarter of 1999 the planned merger with AFC Cable Systems, Inc. (AFC) was terminated by AFC to enable it to accept another offer. As a result, the Corporation received a $16 million cash termination fee from AFC. Partially offsetting that termination fee income were costs associated with that terminated transaction and a second unconsummated acquisition.

                                                                                           Income (Loss) Impacts for
                  IN THOUSANDS                                                          Aquisition/Divestiture Activity
                  ---------------------------------------------------------------------------------------------------------
                                                                                           Pretax         After Taxes
                  ---------------------------------------------------------------------------------------------------------
                  Termination fee from AFC Cable, net of related costs and costs
                    associated with another unconsummated acquisition                      $12,483        $ 7,739
                  Transaction costs related to a pooling of interests
                    with L.E. Mason Co.                                                     (1,708)        (1,058)
                  Net loss on disposition of three amplifier product lines                  (2,160)        (1,660)
                  ---------------------------------------------------------------------------------------------------------
                  Earnings impact from acquisition and divestiture activity                $ 8,615        $ 5,021
                  ---------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                      (c) These adjustments relate to Telecommunications
                          Devices, Inc. (TDI), which was acquired in July 1998. In the second quarter of 1999, the Corporation reported alleged wrongdoing of executives in TDI's battery pack operations in Dundee, Scotland. Following the discovery of alleged wrongdoing in Dundee and in connection with a review of all TDI operations, the Corporation conducted physical counts of battery pack operations in its Romeoville, Illinois plant. Unfavorable adjustments of $9.5 million resulted from physical inventory counts taken in the third quarter of 1999.

                      (d) These adjustments predominately relate directly or
                          indirectly to information technology systems' conversions, and can be categorized as:

                          1. SYSTEMS' CONVERSION ISSUES RELATED TO OPERATIONS
                             IN EUROPE that gave rise to a charge of
                             $7.7 million for credits issued in 1999.

                          2. CONVERSION ISSUES RELATED TO THE ELECTRICAL SEGMENT
                             that gave rise to cumulative adjustments in the third quarter of 1999 of $10.2 million.

                          3. OTHER CONVERSION ISSUES. As the Oracle system
                             matured, management deployed account analysis capabilities and exception reports and reassigned accounting personnel who had been working on the Oracle system implementation to decentralized accounting and control functions. The deployment of those resources to the divisions resulted in the identification of a number of decreases in various balance sheet accounts totaling net charges of $18.1 million. Restructuring and special charge reserves were reduced by $7.9 million because of decisions not to execute all the originally planned phases of certain projects for economic reasons. In addition, reserve balance adjustments and write-downs were made, totaling $23.5 million.

                      The cumulative impact on the balance sheet during 1999
                  related to the aforementioned one-time items and other charges and credits was as follows:

                  IN THOUSANDS                                            Increase (Decrease)
                  --------------------------------------------------------------------------------
                  Accounts receivable                                                $(27,891)
                  Inventory                                                           (19,563)
                  Notes payable                                                       (16,000)
                  Accounts payable                                                      2,067
                  Accrued liabilities                                                  19,025
                  Taxes payable                                                       (32,369)
                  Deferred tax liability                                              (15,826)
                  Shareholders' equity                                                 (4,351)
                  --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

6. INCOME TAXES
-------------------------------------------------------------------------------

                  ---------------------------------------------------------------------------------------------------------

                  The components of earnings before income taxes were:

                  IN THOUSANDS                                              1999          1998           1997
                  ---------------------------------------------------------------------------------------------------------
                  Domestic                                              $114,917      $ 99,949       $184,252
                  Foreign                                                 44,819        24,959         49,255
                  ---------------------------------------------------------------------------------------------------------
                  Total                                                 $159,736      $124,908       $233,507
                  ---------------------------------------------------------------------------------------------------------

                      The components of income tax expense were:

                  IN THOUSANDS                                              1999          1998           1997
                  ---------------------------------------------------------------------------------------------------------
                  Current
                    Federal                                             $(22,420)     $ 44,149        $32,892
                    Foreign                                               12,946        19,942         17,695
                    State and local                                       (6,393)        1,786            622
                  ---------------------------------------------------------------------------------------------------------
                    Total current                                        (15,867)       65,877         51,209
                  ---------------------------------------------------------------------------------------------------------
                  Deferred
                    Domestic                                              17,589       (21,507)        19,408
                    Foreign                                                9,707        (6,963)           612
                  ---------------------------------------------------------------------------------------------------------
                    Total deferred                                        27,296       (28,470)        20,020
                  ---------------------------------------------------------------------------------------------------------
                    Income taxes                                        $ 11,429      $ 37,407        $71,229
                  ---------------------------------------------------------------------------------------------------------
                      The reconciliation between the federal statutory tax rate
                  and the Corporation's effective tax rate was:

                                                                                     1999        1998        1997
                  ---------------------------------------------------------------------------------------------------------
                  Federal statutory tax rate                                           35.0%       35.0%       35.0%
                  Increase (reduction) resulting from:
                    State tax - net of federal tax benefit                             (2.5)        0.3         0.4
                    Partially tax-exempt income                                        (6.5)       (9.2)       (6.3)
                    Goodwill                                                            2.4         3.4         2.0
                    Non-taxable income of company acquired in pooling of interests     (0.4)       (0.6)       (0.5)
                    Tax refund claims                                                  (7.8)         -           -
                    Tax exams and reassessment of tax exposure                        (11.4)         -           -
                    Change in valuation allowance                                       -            -         (1.9)
                    Other                                                              (1.6)        1.0         1.8
                  ---------------------------------------------------------------------------------------------------------
                  Effective tax rate                                                    7.2%       29.9%       30.5%
                  ---------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


                  The components of the Corporation's net deferred tax assets were:

                                                                                    January 2,     January 3,
                  IN THOUSANDS                                                            2000           1999
                  ---------------------------------------------------------------------------------------------------------
                  Deferred tax assets
                    Special-charge-related reserves                                 $   14,355      $  34,611
                    Accrued employee benefits                                            7,893          7,244
                    Other accruals                                                      22,550         20,457
                    Asset reserves                                                       8,855         11,429
                    Tax credit and loss carryforwards                                   35,295         21,214
                    Pension benefits                                                     7,679          7,168
                    Other                                                               10,983         20,557
                    Valuation allowance                                                 (5,250)        (5,355)
                  ---------------------------------------------------------------------------------------------------------
                    Net deferred tax assets                                            102,360        117,325
                  ---------------------------------------------------------------------------------------------------------
                  Deferred tax liabilities
                    Property, plant and equipment                                      (47,761)       (40,257)
                    Other                                                              (30,739)       (27,421)
                  ---------------------------------------------------------------------------------------------------------
                    Total deferred tax liabilities                                     (78,500)       (67,678)
                  ---------------------------------------------------------------------------------------------------------
                    Net deferred tax assets                                         $   23,860      $  49,647
                  ---------------------------------------------------------------------------------------------------------

                      The valuation allowance for deferred tax assets decreased
                  by $0.1 million in 1999 due to the utilization of foreign net operating loss carryforwards. The remaining valuation allowance at January 2, 2000, related to net operating loss carryforwards and foreign tax credit carryforwards. At January 2, 2000, the Corporation had approximately $6 million of tax credits which, if unused, would expire by 2003, and approximately $230 million of loss carryforwards, $45 million of which, if unused, would expire by 2005, $16 million by 2010 and $169 million beyond 2010.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
                  The Corporation's financial instruments include cash and cash equivalents, marketable securities, short-term borrowings, long-term debt, commodity swaps and foreign-currency contracts. The carrying amounts of those financial instruments generally approximated their fair values at January 2, 2000, and January 3, 1999, except that, based on the borrowing rates currently available to the Corporation under current market conditions, the fair value of long-term debt was approximately $908.7 million and $832.6 million at January 2, 2000, and January 3, 1999, respectively.

                      The cost bases and fair market values of marketable
                  securities at January 2, 2000, and January 3, 1999, were:

                                                         Amortized         Gross          Gross        Fair
                                                           Cost         Unrealized     Unrealized     Market
                  IN THOUSANDS                             Basis           Gains         Losses        Value
---------------------------------------------------------------------------------------------------------------------------
                  January 2, 2000
                  Mortgage-backed                         $13,242         $1,097         $(122)       $14,217
---------------------------------------------------------------------------------------------------------------------------
                  January 3, 1999
                  Certificates of deposit                 $25,705         $    -         $   -        $25,705
                  Mortgage-backed                          15,370          1,472           (69)        16,773
---------------------------------------------------------------------------------------------------------------------------
                  Total                                   $41,075         $1,472         $ (69)       $42,478
---------------------------------------------------------------------------------------------------------------------------

                      The mortgage-backed securities held at January 2, 2000,
                  had expected maturities ranging from four to 20 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


8. LONG-TERM DEBT
--------------------------------------------------------------------------------

                  The Corporation's long-term debt at January 2, 2000, and January 3, 1999, was:

                                                                                        January 2,   January 3,
                  IN THOUSANDS                                                            2000         1999
                  ------------------------------------------------------------------------------------------------
                  Notes payable with a weighted-average interest rate
                    at January 2, 2000, of 6.84%, due through 2008                    $598,654      $ 448,418
                  Commercial paper with a weighted-average interest rate
                    at January 2, 2000, of 6.36%                                       148,764        134,399
                  Other bank borrowings with a weighted-average interest rate
                    at January 2, 2000, of 6.25%                                        60,571        131,900
                  Non-U.S. borrowings with a weighted-average interest rate
                    at January 2, 2000, of 5.29%, due through 2008                     106,276         71,858
                  Industrial revenue bonds with a weighted-average interest rate
                    at January 2, 2000, of 5.26%, due through 2010                      19,055         19,455
                  Other                                                                  6,185          7,522
                  -------------------------------------------------------------------------------------------------
                                                                                       939,505        813,552
                  Less current portion                                                   3,774         22,589
                  -------------------------------------------------------------------------------------------------
                  Long-term debt                                                      $935,731       $790,963
                  -------------------------------------------------------------------------------------------------

                      Principal payments on long-term debt including capital
                  leases in each of the five years subsequent to January 2, 2000, are $3.8, $19.6, $56.0, $270.5 and $128.3 million, respectively.

                      The Corporation has committed borrowing facilities of
                  approximately $625 million. Those facilities include $560 million of revolving-credit commitments with two groups of banks that make $300 million available through June 30, 2003, and the remaining $260 million available through June 28, 2000. Under the $260 million facility, any committed borrowings outstanding as of June 28, 2000, would mature on June 28, 2001. There were no borrowings outstanding under those facilities as of January 2, 2000, or January 3, 1999. The Corporation has the option, at the time of drawing funds under such facilities, of selecting an interest rate based on a number of benchmarks including LIBOR, the certificate of deposit rate or the prime rate of the agent bank. The credit facilities include covenants, among which are limitations on the amount of future indebtedness that are based on certain financial ratios. The Corporation's commercial paper program is backed by those credit facilities.

                      The Corporation also has a number of uncommitted credit
                  facilities to provide funding for both its domestic and international operations. In the normal course of its business activities, the Corporation is required under certain contracts to provide letters of credit that may be drawn in the event the Corporation fails to perform under the contracts. Outstanding letters of credit or similar financial instruments amounted to $57.8 million at January 2, 2000.

                      The Corporation completed the sale of $150.0 million of
                  10-year 6.39% medium-term notes in February 1999. The net proceeds from that sale were used to repay commercial paper issued by the Corporation within the past year and other short-term borrowings. The Corporation has an effective registration statement outstanding for the sale of an additional $450 million of the Corporation's debt securities, common stock and preferred stock. Future proceeds from the sale of any securities registered under this filing will be added to the general funds of the Corporation and used for general corporate purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

9. STOCK OPTION AND INCENTIVE PLANS
------------------------------------------------------------------------------

                  The Corporation has stock option plans that provide for the purchase of the Corporation's common stock by its key employees and directors. At January 2, 2000, a total of 4,078,766 shares were reserved for issuance under stock options or restricted stock awards already granted or available for future grants.

                     A summary of the options outstanding at January 2, 2000,
                  follows:


                                              OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                               ---------------------------------------------------------  ------------------------------
                                                   Weighted-Average
                      Range of        Number          Remaining         Weighted-Average    Number     Weighted-Average
                  Exercise Prices   Outstanding    Contractual Life      Exercise Price   Exercisable   Exercise Price
                  ------------------------------------------------------------------------------------------------------
                  $23.99 - $38.59     970,201         4.30 Years             $33.38         966,201         $33.38
                   38.72 -  45.75     930,030         7.89 Years              44.01         330,314          45.53
                   49.66 -  59.56     387,741         8.07 Years              50.70         135,926          50.82
                  ------------------------------------------------------------------------------------------------------
                  $23.99 - $59.56   2,287,972         6.39 Years             $40.64       1,432,441         $37.83
                  ------------------------------------------------------------------------------------------------------


                      The following is a summary of the option transactions for
                  the years 1999, 1998 and 1997:

                                                                                                       Average
                                                                                                      Per Share
                                                                                 Shares              Option Price
                  ------------------------------------------------------------------------------------------------------
                  Balance at December 29, 1996                                 2,166,232                $30.71
                  Granted                                                        545,237                 45.70
                  Exercised                                                     (801,132)                27.11
                  Terminated                                                     (61,592)                35.87
                  ------------------------------------------------------------------------------------------------------
                  Balance at December 28, 1997                                 1,848,745                $36.53
                  Granted                                                        471,661                 50.16
                  Exercised                                                     (233,377)                31.83
                  Terminated                                                     (82,753)                44.14
                  ------------------------------------------------------------------------------------------------------
                  Balance at January 3, 1999                                   2,004,276                $39.97
                  ------------------------------------------------------------------------------------------------------
                  Granted                                                        787,590                 41.99
                  Exercised                                                     (102,986)                32.29
                  Terminated                                                    (400,908)                42.10
                  ------------------------------------------------------------------------------------------------------
                  Balance at January 2, 2000                                   2,287,972                $40.64
                  ------------------------------------------------------------------------------------------------------
                  Exercisable at December 28, 1997                             1,074,759                $32.02
                  Exercisable at January 3, 1999                               1,164,493                $34.74
                  Exercisable at January 2, 2000                               1,432,441                $37.83
                  ------------------------------------------------------------------------------------------------------

                      The 1993 Management Stock Ownership Plan provides that,
                  for each calendar year, up to 1.25% of the outstanding common stock of the Corporation will be available for issuance as grants or awards. That plan provides for granting stock options at a price not less than the fair market value on the date of grant with a term not to exceed 10 years. The plan also provides for the issuance of restricted stock awards as incentive compensation to key employees. The awards are subject to certain restrictions, including full vesting if the restricted stock recipient remains in the employ of the Corporation three years after receiving the award. The value of the awards is recorded as compensation expense over the vesting period. Restricted shares awarded under that plan were 75,372 in 1999, 79,724 in 1998, and 127,641 in 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                      During 1999, the Corporation made a special stock option
                  grant to certain members of management for 261,511 shares of common stock at a price not less than the fair market value on the date of grant with a term not to exceed 10 years. The special options were to vest upon the Company reaching specific working capital objectives. Those objectives were not met and the options were cancelled as of January 2, 2000.

                      The Corporation has a Restricted Stock Plan for
                  Nonemployee Directors under which each director receives 200 restricted shares of common stock annually for a full year of service. Those shares remain restricted during the directors' terms. Shares issued under that plan were 1,883 in 1999; 2,000 in 1998; and 2,000 in 1997.

                      The Corporation has a stock option plan under which each
                  nonemployee director receives a nonqualified stock option grant for 800 shares of common stock. The exercise price is the fair market value on the date of grant. Each option is fully vested and exercisable on the date of grant with a term of 10 years. The Corporation also has a deferred fee plan under which each nonemployee director can defer all or a portion of compensation for earned services as a director. Any amount deferred is valued in accordance with the director's election in a hypothetical investment in Common Stock (Stock Credits) or in one or more of seven mutual funds. In addition, nonemployee directors receive an annual grant of Stock Credits having a value of $7,500. Stock Credits are distributed in shares of Common Stock and mutual fund accounts are distributed in cash upon a director's termination of service.

                      The Corporation continues to account for its stock-based
                  employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for fixed stock-option plans. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," a valuation using the fair-value-based accounting method has been made for stock options issued in 1999, 1998 and 1997. That valuation was performed using the Black-Scholes option-pricing model.

                      The Corporation's 10-year term options were valued
                  assuming risk-free interest rates of 5.0%, 5.5% and 6.25% on their respective issuance dates in 1999, 1998 and 1997, a dividend yield of 2.5%, an average expected-option life of five years and volatility of 20%. The valuation determined a per-share weighted-average fair value for 10-year options granted during 1999, 1998 and 1997 of $8.49, $10.63 and
                  $10.36, respectively. Had those options been accounted for using the fair-value method, they would have resulted in additional compensation cost of $3.1 million, $3.1 million and $2.4 million net of taxes for 1999, 1998 and 1997, respectively.

                      Had the Corporation adopted the fair-value-based
                  accounting method for stock options, net earnings would have been $145.2 million ($2.52 basic earnings per share [EPS]; $2.51 diluted EPS) in 1999; $84.4 million ($1.49 basic EPS; $1.48 diluted EPS) in 1998; and $159.7 million ($2.84 basic EPS; $2.82 diluted EPS) in 1997.

10. POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------



                  PENSION PLANS: The Corporation and its subsidiaries have several noncontributory pension plans covering substantially all employees. Those plans generally provide pension benefits that are based on compensation levels and years of service. Annual contributions to the plans are made according to the established laws and regulations of the applicable countries. Plan assets are primarily invested in equity securities, fixed income securities and cash equivalents.

                      The Corporation maintains non-qualified supplemental
                  pension plans covering certain key executives, which provide for benefit payments that exceed the limit for deductibility imposed by income tax regulations. The benefit obligation related to those unfunded plans was $11.4 million at January 2, 2000, and $12.3 million at January 3, 1999. Net periodic pension cost for 1999, 1998 and 1997 for the Corporation's defined benefit pension plans included the following components:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                  IN THOUSANDS                                              1999          1998           1997
                  ---------------------------------------------------------------------------------------------------------
                  Service cost-benefits earned during the period        $  9,728      $ 10,542       $  9,138
                  Interest cost on projected benefit obligation           17,931        17,077         15,431
                  Expected return on plan assets                         (21,314)      (19,659)       (17,001)
                  Net amortization of unrecognized:
                    Prior service costs/(gains)                              590           607            746
                    Transition amount                                     (1,557)       (1,536)        (1,539)
                    Plan net losses                                          395           392             57
                  Curtailment and settlement losses                           84           816              -
                  ---------------------------------------------------------------------------------------------------------
                  Net periodic pension cost                             $  5,857      $  8,239       $  6,832
                  ---------------------------------------------------------------------------------------------------------

                      Assumed weighted-average rates used in developing the net
                  periodic pension cost were:

                                                                               U.S. Plans               Non-U.S. Plans
                                                                     --------------------------------------------------------
                                                                        1999     1998     1997     1999    1998     1997
                  -----------------------------------------------------------------------------------------------------------
                  Discount rate                                          7.0%    7.3%     7.8%     5.9%    6.1%     6.3%
                  Rate of increase in compensation level                 4.5%    4.5%     4.5%     3.9%    3.8%     4.2%
                  Expected long-term rate of return on plan assets       9.8%    9.5%     9.0%     7.6%    7.7%     7.7%

                      The following is information regarding the Corporation's
                  1999 and 1998 pension benefit obligation:

                  IN THOUSANDS                                                            1999           1998
                  ---------------------------------------------------------------------------------------------------------
                  Change in benefit obligation:
                  Benefit obligation at beginning of year                             $267,216       $233,150
                  Service cost                                                           9,728         10,542
                  Interest cost                                                         17,931         17,077
                  Employee contributions                                                   855            699
                  Plan amendments                                                            -           (465)
                  Actuarial (gains)/losses                                             (28,037)        17,806
                  Foreign-exchange impact                                                  101            196
                  Acquisitions                                                               -          5,590
                  Curtailments                                                             (57)          (123)
                  Settlements                                                             (601)        (1,643)
                  Benefits paid from fund                                              (14,740)       (15,613)
                  Benefits paid directly                                                   (56)             -
                  ---------------------------------------------------------------------------------------------------------
                  Benefit obligation at end of year                                    252,340        267,216
                  ---------------------------------------------------------------------------------------------------------
                  Change in plan assets:
                  Fair value of plan assets at beginning of year                       229,678        210,875
                  Actual return on plan assets                                          29,546         19,143
                  Company contributions                                                  2,224          8,908
                  Employee contributions                                                   855            699
                  Foreign-exchange impact                                                  (86)           (72)
                  Acquisitions                                                               -          7,381
                  Settlements                                                             (601)        (1,643)
                  Benefits paid                                                        (14,740)       (15,613)
                  ---------------------------------------------------------------------------------------------------------
                  Fair value of plan assets at end of year                             246,876        229,678
                  ---------------------------------------------------------------------------------------------------------
                  Funded status:
                  Benefit obligation in excess of plan assets                            5,467         37,538
                  Unrecognized:
                    Net transition asset                                                 1,730          3,287
                    Plan net gains/(losses)                                             10,813        (25,940)
                    Prior service costs                                                 (1,834)        (2,412)
                  ---------------------------------------------------------------------------------------------------------
                  Accrued benefit costs                                             $   16,176      $  12,473
                  ---------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                      The present value of projected benefits for U.S. plans
                  recorded at January 2, 2000, and January 3, 1999, was determined using discount rates of 8% and 7%, respectively, and an assumed rate of increase in compensation of 4.5%.

                      The Corporation's recognized defined benefit pension
                  liability for 1999 and 1998 included the following components:

                  IN THOUSANDS                                                            1999           1998
                  ---------------------------------------------------------------------------------------------------------
                  Prepaid benefit costs                                              $  (7,154)     $  (7,022)
                  Accrued benefit liability                                             24,283         19,669
                  Accumulated other comprehensive income                                  (651)             -
                  Intangible asset                                                        (302)          (174)
                  ---------------------------------------------------------------------------------------------------------
                  Net liability recognized                                           $  16,176      $  12,473
                  ---------------------------------------------------------------------------------------------------------

                  OTHER POSTRETIREMENT BENEFIT PLANS: The Corporation sponsors defined contribution 401(k) savings plans for its U.S. employees for which the Corporation's contributions are based on a percentage of employee contributions. The cost of those plans for continuing operations was $6.8, $6.1 and $5.0 million in 1999, 1998 and 1997, respectively.

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

                      The net periodic cost for postretirement health-care and
                  life insurance benefits in 1999, 1998 and 1997 included the following components:

                  IN THOUSANDS                                              1999          1998           1997
                  ---------------------------------------------------------------------------------------------------------
                  Service cost-benefits earned during the period          $    -       $    22         $   37
                  Interest cost on projected benefit obligation            1,893         1,970          1,888
                  Net amortization of unrecognized:
                    Prior service costs                                       41            41             41
                    Plan net gains                                          (627)       (1,051)        (2,161)
                    Transition amount                                      1,009         1,009          1,009
                  ---------------------------------------------------------------------------------------------------------
                  Net periodic cost                                       $2,316       $ 1,991         $  814
                  ---------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


                      The following is information regarding the Corporation's
                  1999 and 1998 postretirement benefit obligation:

                  IN THOUSANDS                                                            1999           1998
                  ---------------------------------------------------------------------------------------------------------
                  Change in benefit obligation:
                  Benefit obligation at beginning of year                              $28,342        $26,333
                  Service cost                                                               -             22
                  Interest cost                                                          1,893          1,970
                  Actuarial (gains)/losses                                              (2,280)         3,143
                  Benefits paid                                                         (2,265)        (3,126)
                  ---------------------------------------------------------------------------------------------------------
                  Benefit obligation at end of year                                    $25,690        $28,342
                  ---------------------------------------------------------------------------------------------------------
                  IN THOUSANDS                                                            1999           1998
                  ---------------------------------------------------------------------------------------------------------
                  Total postretirement benefit obligation                             $ 25,690       $ 28,342
                  Unrecognized:
                    Net transition liability                                           (12,900)       (13,909)
                    Plan net losses                                                      4,936          3,283
                    Prior service gains                                                    (39)           (80)
                  ---------------------------------------------------------------------------------------------------------
                  Accrued benefits cost                                               $ 17,687       $ 17,636
                  ---------------------------------------------------------------------------------------------------------

                      The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.0% in 1999 and 7.0% in 1998. An increase in the cost of covered health-care benefits of 7.0% was assumed for 1999, and graded down annually to 4.8% for 2005 and future years. A 1.0% increase or 1.0% decrease in the health-care cost trend rate would increase or decrease the accumulated postretirement benefit obligation by $1.2 million at January 2, 2000, and increase or decrease, respectively, the net periodic cost by $0.1 million for the year then ended.

11. COMMITMENTS
--------------------------------------------------------------------------------


                  The Corporation and its subsidiaries are parties to various leases relating to plants, distribution facilities, office facilities, automobiles and other equipment. Related real estate taxes, insurance and maintenance expenses are normally obligations of the Corporation. It is expected that in the normal course of business the majority of the leases will be renewed or replaced by other leases. Capitalized leases are not significant.
                      Future minimum payments under noncancelable operating
                  leases consisted of the following at January 2, 2000:

                  IN THOUSANDS
                  ---------------------------------------------------------------------------------------------------------
                  2000                                                  $ 26,169
                  2001                                                    19,868
                  2002                                                    16,362
                  2003                                                    13,492
                  2004                                                     9,715
                  Thereafter                                              38,915
                  ---------------------------------------------------------------------------------------------------------
                  Total minimum operating lease payments                $124,521
                  ---------------------------------------------------------------------------------------------------------

                      Rent expense for operating leases was $32.8, $32.5 and
                  $35.4 million in 1999, 1998 and 1997, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

12. OTHER FINANCIAL DATA
--------------------------------------------------------------------------------


                  Other expense (income)-net consisted of the following:

                  IN THOUSANDS                                              1999          1998           1997
                  ---------------------------------------------------------------------------------------------------------
                  Acquisition termination fee received                  $(16,000)      $     -        $     -
                  Loss on sale of receivables                             11,343         8,951          1,754
                  Foreign-currency losses (gains)                           (387)          707          3,759
                  Foreign-exchange contract gains                         (1,646)       (2,395)        (2,071)
                  Other                                                    1,319         2,768          1,026
                  ---------------------------------------------------------------------------------------------------------
                  Other expense (income) - net                          $ (5,371)      $10,031        $ 4,468
                  ---------------------------------------------------------------------------------------------------------

                      The Corporation expenses the cost of advertising as it is
                  incurred. Total advertising expense was $24.8 million in 1999, $22.4 million in 1998 and $22.0 million in 1997.
                      Accrued liabilities included salaries, fringe benefits and other compensation amounting to $38.0 and $36.7 million in 1999 and 1998, respectively.
                      Inventories consisted of the following:


                                                                                     January 2,     January 3,
                  IN THOUSANDS                                                          2000           1999
                  ---------------------------------------------------------------------------------------------------------
                  Finished goods                                                      $266,463       $202,368
                  Work in process                                                       91,765         95,436
                  Raw materials                                                        179,173        171,837
                  ---------------------------------------------------------------------------------------------------------
                  Total inventories                                                   $537,401       $469,641
                  ---------------------------------------------------------------------------------------------------------

                      The Corporation conducts portions of its business through
                  investments in companies accounted for using the equity method. Those companies are primarily engaged in the design, manufacture and selling of components used in assembling, maintaining or repairing electrical and electronic systems. Summarized financial information for the Corporation's equity investees on a combined basis was:

                  IN THOUSANDS                                              1999          1998           1997
                  ---------------------------------------------------------------------------------------------------------
                  Net sales                                           $1,331,980    $1,230,392     $1,053,715
                  Gross margin                                           385,049       361,730        297,345
                  Net income                                              64,581        60,004         42,005
                  Current assets                                         535,780       512,907        434,892
                  Non-current assets                                     203,001       161,249        123,496
                  Current liabilities                                    150,984       133,594        118,579
                  Non-current liabilities                             $  167,696    $  165,791      $ 164,320
                  ---------------------------------------------------------------------------------------------------------

13. SEGMENT AND OTHER RELATED DISCLOSURES
--------------------------------------------------------------------------------

                  The Corporation has three reportable segments: Electrical, Electronic Original Equipment Manufacturer (Electronic OEM) and Communications. The Electrical segment manufactures and sells a broad package of electrical connectors, components and accessories consisting primarily of fasteners, connectors, fittings, boxes and covers, metal framing, grounding materials and lighting products for use in industrial, commercial, residential and utility electrical installation construction and maintenance applications. The Electronic OEM segment manufactures and markets electronic cable assemblies, connectors and various electronic components for use in high-speed computer, mobile-communication and automotive applications involving miniaturization, surface-mounts, electromagnetic interference and multiplexing. The Communications

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


                  segment produces and sells a package of drop-line hardware, connectors, fasteners, grounding materials, various electronic components for use in cable television, telecommunications and data communications applications. Some business activities cannot be classified in one of the aforementioned segments and are shown under Other. Those businesses consist mainly of the manufacture and sale of steel structures for electrical transmission and distribution, power-generation and telecommunications applications and mechanical products, primarily heating units, for heating and ventilation applications. The Corporation's reportable segments are based on channels to market, and represent the primary mode used to assess allocation of resources and performance. Management evaluates each segment's profit or loss performance based on earnings before interest, taxes, loss on sale of accounts receivable, restructure, special charges and certain other expenses and, beginning in 2000, on economic value added. The significant accounting policies applied to the segments to determine earnings are essentially those described in the summary of significant accounting policies. The Corporation has no material inter-segment sales. General corporate assets not allocated to segments are principally cash, marketable securities, deferred income taxes and other corporate assets.

                  SEGMENT INFORMATION

                  IN THOUSANDS                                         1999         1998(a)         1997(a)
                  ---------------------------------------------------------------------------------------------------------
                  Net Sales
                  Electrical                                       $1,358,626     $1,117,917     $1,020,102
                  Electronic OEM                                      686,716        635,946        752,482(b)
                  Communications                                      260,302        260,601        262,121
                  All other                                           216,364        215,887        224,803
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $2,522,008     $2,230,351     $2,259,508
                  ---------------------------------------------------------------------------------------------------------
                  Segment Earnings
                  Electrical                                       $  171,900     $  188,927     $  172,062
                  Electronic OEM                                       26,771         60,845         69,573
                  Communications                                       (4,463)        16,369         23,440
                  Related to all other sales                           24,174         22,619         17,316
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $  218,382     $  288,760     $  282,391
                  ---------------------------------------------------------------------------------------------------------
                  Total Assets
                  Electrical                                       $1,435,718     $1,307,834     $1,064,971
                  Electronic OEM                                      607,192        543,179        530,452
                  Communications                                      262,293        257,834        223,448
                  Related to all other sales                          195,461        217,736        197,722
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $2,500,664     $2,326,583     $2,016,593
                  ---------------------------------------------------------------------------------------------------------
                  Capital Expenditures
                  Electrical                                       $   71,566     $   55,163     $   50,752
                  Electronic OEM                                       46,976         39,486         36,288
                  Communications                                        8,350         21,069         19,431
                  Related to all other sales                            6,191         11,015         10,042
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $  133,083     $  126,733     $  116,513
                  ---------------------------------------------------------------------------------------------------------
                  Depreciation and Amortization
                  Electrical                                       $   47,321     $   47,765     $   46,240
                  Electronic OEM                                       27,070         26,061         25,574
                  Communications                                       15,396         13,183         15,988
                  Related to all other sales                            8,066          8,283          8,065
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $   97,853     $   95,292     $   95,867
                  ---------------------------------------------------------------------------------------------------------

                  (a) Certain prior-year amounts have been reclassified to
                      conform to the current-year presentation.
                  (b) Includes sales of businesses contributed to the
                      Exemplar/Thomas & Betts joint venture at the end of 1997, amounting to $85.9 million. In 1999 and 1998, results of operations from that investment were accounted for using the equity method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                  The following are reconciliations of the total of reportable segments to the consolidated company:

                  RECONCILIATION TO TOTAL COMPANY
                  IN THOUSANDS                                           1999           1998           1997
                  ---------------------------------------------------------------------------------------------------------
                  Net Sales
                  Total reportable segment net sales               $2,305,644     $2,014,464     $2,034,705(a)
                  Other sales                                         216,364        215,887        224,803
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $2,522,008     $2,230,351     $2,259,508
                  ---------------------------------------------------------------------------------------------------------
                  Earnings Before Income Taxes
                  Total reportable segment earnings                $  194,208     $  266,141     $  265,075
                  Earnings on other sales                              24,174         22,619         17,316
                  Restructure and special charges                      11,632       (108,487)             -
                  Interest expense                                    (67,956)       (51,135)       (52,041)
                  Loss on sale of receivables                         (11,343)        (8,951)        (1,754)
                  Interest income                                       6,961          5,379          7,246
                  Other                                                 2,060           (658)        (2,335)
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $  159,736     $  124,908     $  233,507
                  ---------------------------------------------------------------------------------------------------------
                  Total Assets
                  Total from reportable segments                   $2,299,373     $2,108,847     $1,818,871
                  Related to all other sales                          201,291        217,736        197,722
                  General corporate                                   152,022        173,004         77,695
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $2,652,686     $2,499,587     $2,094,288
                  ---------------------------------------------------------------------------------------------------------
                  Capital Expenditures
                  Total from reportable segments                   $  126,892     $  115,718     $  106,471
                  Related to all other sales                            6,191         11,015         10,042
                  General corporate                                         -              -          2,413
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $  133,083     $  126,733     $  118,926
                  ---------------------------------------------------------------------------------------------------------
                  Depreciation and Amortization
                  Total from reportable segments                   $   89,787     $   87,009     $   87,802
                  Related to all other sales                            8,066          8,283          8,065
                  General corporate                                       194             41            671
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $   98,047     $   95,333     $   96,538
                  ---------------------------------------------------------------------------------------------------------

                  (a)Includes sales of businesses contributed to the Exemplar/Thomas & Betts joint venture at the end of 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES


14. FINANCIAL INFORMATION RELATING TO OPERATIONS
    IN DIFFERENT GEOGRAPHIC AREAS
-------------------------------------------------------------------------------

                  The Corporation conducts business in five principal areas:
                  U.S., Europe, Canada, Asia Pacific and Latin America.

                  IN THOUSANDS                                           1999           1998           1997
                  ---------------------------------------------------------------------------------------------------------
                  Net Sales (by external customer locations)
                  U.S.                                             $1,701,534     $1,606,131     $1,728,135(a)
                  Europe                                              377,742        284,713        259,927
                  Canada                                              279,427        215,065        165,873
                  Asia Pacific                                        108,580         94,108         97,502
                  Latin America                                        44,820         21,573          8,071
                  Other countries                                       9,905          8,761              -
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $2,522,008     $2,230,351     $2,259,508
                  ---------------------------------------------------------------------------------------------------------
                  Long-lived Assets
                  U.S.                                             $1,029,847     $1,028,384     $1,041,436
                  Europe                                              209,680        200,476         58,918
                  Canada                                              129,244        110,832         81,599
                  Asia Pacific                                         80,589         71,903         35,110
                  Latin America                                        20,711         17,505         30,753
                  Other foreign countries                              18,680         12,085              -
                  ---------------------------------------------------------------------------------------------------------
                  Total                                            $1,488,751     $1,441,185     $1,247,816
                  ---------------------------------------------------------------------------------------------------------

                  (a)Includes sales of businesses contributed to the Exemplar/Thomas & Betts joint venture at the end of 1997.

15. SUBSEQUENT EVENT
--------------------------------------------------------------------------------

                  On February 16, 2000, a shareholder filed a purported class-action suit in the United States District Court for the Western District of Tennessee against the Corporation, Clyde
                  R. Moore, as president and chief executive officer, and Fred
                  R. Jones, as vice president-chief financial officer. The complaint alleges fraud and violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder. The plaintiffs allege that purchasers of the Corporation's common stock between April 28, 1999, and December 14, 1999, were damaged when the market value of the stock dropped by nearly 29% on December 15, 1999. The plaintiffs allege generally that the defendants artificially inflated the market value of the Corporation's common stock by a series of misleading statements or by failing to disclose certain adverse information. An unspecified amount of damages is sought. At this time, the Corporation is investigating the allegations, and is unable to predict the outcome of this litigation and its ultimate effect, if any, on the financial condition of the Corporation. However, the Corporation believes that meritorious defenses to the claims exist and intends to vigorously defend against those claims. Mr. Moore and Mr. Jones may be entitled to indemnification from the Corporation.

COMPANY REPORT ON FINANCIAL STATEMENTS
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

To the Shareholders of
Thomas & Betts Corporation:

The accompanying financial statements, as well as all financial data in this annual report, have been prepared by the Corporation in accordance with generally accepted accounting principles consistently applied. As such, they include certain amounts that are based on the Corporation's estimates and judgments. The Corporation has systems of internal control that are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets, and that assets are safeguarded against loss from unauthorized use or disposition. Those systems are augmented by the positive attitude of management in maintaining a sound control environment, communication of established written policies and procedures, the maintenance of a qualified internal auditing group, the selection and training of qualified personnel and an organizational structure that provides appropriate delegation of authority, segregation of duties and regular review of financial performance by management. In addition to the systems of internal control, additional safeguards are provided by the independent auditors and the Audit Committee of the Board of Directors. The independent auditors, whose report is set forth below, perform an objective, independent audit of the Corporation's financial statements taken as a whole. The Audit Committee, composed entirely of outside directors, meets periodically with the independent auditors, internal auditors and members of management to review matters relating to the quality of financial reporting and internal accounting control and to the nature, extent and results of audit efforts.


INDEPENDENT AUDITORS' REPORT
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

To the Shareholders and Board of Directors of Thomas & Betts Corporation:

We have audited the accompanying consolidated balance sheets of Thomas & Betts Corporation and subsidiaries as of January 2, 2000, and January 3, 1999, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended January 2, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation and subsidiaries at January 2, 2000, and January 3, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended January 2, 2000, in conformity with generally accepted accounting principles.

KPMG LLP
Memphis, Tennessee
March 17, 2000

QUARTERLY REVIEW
THOMAS & BETTS CORPORATION AND SUBSIDIARIES

IN THOUSANDS (EXCEPT PER SHARE DATA)               1999(a)                1998(b)                     1997(c)
---------------------------------------------------------------------------------------------------------------------------
First Quarter
Net sales                                   $         612,011       $            544,656       $            549,287
Gross profit                                          176,461                    163,342                    161,932
Net earnings                                           34,493                     37,303                     31,696
Earnings per common share
   Basic                                                  .60                        .66                        .57
   Diluted                                                .60                        .65                        .57
Cash dividends declared per share                         .28                        .28                        .28
Market price range                          $37 5/16 - 48 7/8       $        44 5/8 - 64       $    42 1/2 - 47 1/2
-----------------------------------------------------------------------------------------------------------------------------
Second Quarter
Net sales                                   $         652,660       $            553,318       $            581,153
Gross profit                                          189,895                    170,636                    177,020
Net earnings                                           43,706                     41,543                     40,199
Earnings per common share
   Basic                                                  .76                        .73                        .72
   Diluted                                                .75                        .73                        .71
Cash dividends declared per share                         .28                        .28                        .28
Market price range                          $ 37 5/8 - 48 1/8       $    45 7/8 - 61 3/4       $        41 - 55 3/8
-----------------------------------------------------------------------------------------------------------------------------
Third Quarter
Net sales                                   $         635,641       $            539,945       $            553,956
Gross profit                                          137,527                    132,343                    169,113
Net earnings (loss)                                    46,930                    (37,468)                    42,232
Earnings (loss) per common share
   Basic                                                  .81                       (.66)                       .75
   Diluted                                                .81                       (.66)                       .74
Cash dividends declared per share                         .28                        .28                        .28
 Market price range                         $41 7/8 - 53 7/16       $33 11/16 - 49 15/16       $ 51 9/16 - 58 11/16
---------------------------------------------------------------------------------------------------------------------------
Fourth Quarter
Net sales                                   $         621,696       $            592,432       $            575,112
Gross profit                                          170,863                    182,815                    184,158
Net earnings                                           23,178                     46,124                     48,151
Earnings per common share
   Basic                                                  .40                        .81                        .85
   Diluted                                                .40                        .81                        .85
Cash dividends declared per share                         .28                        .28                        .28
Market price range                          $    28 - 51 9/16       $   36 7/8 - 45 9/16       $43 15/16 - 55 13/16
---------------------------------------------------------------------------------------------------------------------------

Basic per share amounts are based on average shares outstanding in each quarter. Diluted per share amounts also reflect potential dilution from stock options.

(a) 1999 includes restatements for one-time items and other charges and credits. (See Note 5.)

(b) Includes special charges of $108.5 million pretax ($1.36 basic and $1.35 diluted per share) in the third quarter.

(c) Includes sales of businesses contributed to the Exemplar/Thomas & Betts joint venture at the end of 1997, amounting to $85.9 million. In 1999 and 1998, such investment was accounted for using the equity method.

OFFICERS AND DIRECTORS
THOMAS & BETTS CORPORATION

OFFICERS

CLYDE R. MOORE
President and
Chief Executive Officer

T. ROY BURTON
President -
Electronics/OEM Group

GREGORY M. LANGSTON
Group President-International

W. NEIL PARKER
President -
Electrical Components Group

GARY R. STEVENSON
President -
Operations/Administration Group

JOHN P. MURPHY
Senior Vice President -
Chief Financial Officer

JOHN R. JANULIS
Vice President - Controller

JERRY KRONENBERG
Vice President -
General Counsel and Secretary

CONNIE MUSCARELLA
Vice President - Human Resources

THOMAS C. OVIATT
Treasurer

PENELOPE Y. TURNBOW
Assistant Secretary



DIRECTORS

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

JEANANNE K. HAUSWALD
Managing Partner,
Solo Management Group, L.L.C.
(corporate finance and investment management consulting)
DIRECTOR SINCE 1993(1)

DEAN JERNIGAN
Chairman, President and Chief Executive Officer
Storage USA, Inc.
(self-storage real estate
investment trust)
DIRECTOR SINCE 1999

RONALD B. KALICH, SR.
President and
Chief Executive Officer,
National-Standard Company
(wire-related products for the
automotive industry)
DIRECTOR SINCE 1998(1)

ROBERT A. KENKEL
Former Chairman of the Board,
Chief Executive Officer and
Chief Operating Officer,
The Pullman Co.
(automotive, aerospace and industrial companies)
DIRECTOR SINCE 1994(3)(4)

KENNETH R. MASTERSON
Executive Vice President,
General Counsel and Secretary,
FedEx Corporation
(transportation services)
DIRECTOR SINCE 1995(2)

THOMAS C. MCDERMOTT
Chairman and Manager,
Forbes Products, L.L.C.
(custom vinyl business products)
DIRECTOR SINCE 1996(1)

CLYDE R. MOORE
President and Chief Executive Officer of the Corporation
DIRECTOR SINCE 1993(2)(3)

JEAN-PAUL RICHARD
Chairman and
Chief Executive Officer,
PRO MACH, Inc.
(industrial food processing and packaging equipment)
DIRECTOR SINCE 1996(1)

JERRE L. STEAD
Chairman,
Ingram Micro, Inc.
(distributor of technology products and services)
DIRECTOR SINCE 1998(4)

WILLIAM H. WALTRIP
Former Chairman of the Board,
Bausch & Lomb Incorporated
(optical products), and
Chairman of the Board,
Technology Solutions Company
(computer technology services)
DIRECTOR SINCE 1983(3)(4)

-------------------------------------------------------------------------------
(1)      Audit Committee
(2)      Corporate Governance Committee
(3)      Executive Committee
(4)      Human Resources Committee

CORPORATE INFORMATION
THOMAS & BETTS CORPORATION


ANNUAL MEETING
The annual meeting of shareholders will be held on Wednesday, May 3, 2000, at 10:00 a.m. at the
Winegardner Auditorium, The Dixon Gallery and
Gardens 4339 park Avenue, Memphis, Tennessee.

ANNUAL REPORT ON FORM 10-K
A copy of the Corporation's Annual Report on Form
10-K (excluding exhibits), filed with the Securities and Exchange Commission, is available free of charge by writing to the vice president-investor relations at corporate headquarters.

The Form 10-K and other documents filed
electronically with the SEC may be accessed via the Internet at www.sec.gov

TRANSFER AGENT, REGISTRAR AND
DIVIDEND DISBURSING AGENT
First Chicago Trust Company, a division of Equiserve
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Fax (201) 222-4679
Telephone Response Center (800) 446-2617
(8 a.m. to 7 p.m. Eastern time weekdays)
Fax (201) 222-4892, TDD Service (201) 222-4955

Correspondence concerning change of address dividends, lost stock certificates and stock transfer requirements should be directed to the address above.
Inquiries regarding the Dividend Reinvestment Plan should be directed to the corporate secretary at corporate headquarters.

DIVIDEND REINVESTMENT PLAN
First Chicago Trust Company, a division of Equiserve
Dividend Reinvestment Plan
P.O. Box 2598
Jersey City, New Jersey 07303-2598
Internet address: www.equiserve.com

LISTED NEW YORK STOCK EXCHANGE
Trading symbol: TNB

CORPORATE HEADQUARTERS
Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125
(901) 252-8000

INVESTOR INQUIRIES
Inquiries should be directed to the investor relations department at (901) 252-8300 or e-mailed to investor-relations @tnb.com.

Visit us on the World Wide Web at www.tnb.com for investor information, technical producer back-ground or a general overview of Thomas & Betts.

SAFE HARBOR NOTICE
Forward-looking statements made throughout this annual report are subject to many uncertainties in the Corporation's operations and business environ-ment. Such uncertainties, which are discussed in the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission, may cause acrual results of the Corporation to be materi-ally different from any future results expressed or implied by such forward-looking statements.